



2024 Annual Report

We're powering the future of work.



Letter from our Chief Executive Officer

Stockholders,

It's been 16 months since I joined Workday and my belief in our opportunity and our value proposition has only grown stronger. With the momentum around generative AI, a shifting talent landscape, and pressure to realize operational efficiencies, leaders are increasingly turning to Workday as the trusted platform to manage their most critical assets — their people and their money.

Fiscal 2024 was another strong year for Workday and I'm incredibly proud of our team's execution, all while navigating a dynamic economic environment. We achieved 19% year-over-year subscription revenue growth and a non-GAAP operating margin of 24%, driven by momentum across the business and continued efficiencies as we scale.

The healthy balance of new customer relationships and expansions with existing customers in fiscal 2024 speaks to the significant opportunity we have ahead. We now have more than 10,000 customers and 65 million users under contract who trust Workday to help them navigate huge transformations — from the cloud to AI. In fiscal 2024, we formed new relationships and expanded with organizations across geographies and industries including Advocate Health, Dollar Tree, the Department of Energy, and Lloyds Bank.

Driving Growth at Scale

Today, International represents over half of our addressable opportunity, yet is a quarter of our revenue. We're working to change that, and we're seeing early signs of progress. Within the fiscal year, EMEA became our first region outside of the United States to reach $1B in annual recurring revenue, driven by new customer wins and expansions with organizations including Randstad, BBVA, and Equinor. And in the Asia Pacific region, Australia performed well with wins such as Ramsay Healthcare and Wesley Mission Queensland.

Our partner ecosystem is a key growth driver for us, and our strategy is focused on delivering customer outcomes, growing our business through referrals and co-selling, and building differentiated solutions. In fiscal 2024, we expanded partnerships with Accenture, ADP, and AWS, and formed new partnerships with Alight, Insperity, and others which are opening new doors for Workday, while giving our customers greater access to innovation and choice.

Our partner ecosystem contributes to the success of our industry-first approach, where we are seeing encouraging progress. In fiscal 2024, Retail and Hospitality became our second industry — joining Financial Services — to exceed $1B in annual recurring revenue.

And we're building our leadership in HCM, while focusing on Financials, where we estimate approximately 80% of the market has yet to move to the cloud. Our go-to-market and platform investments in Financials are paying off, with healthy growth in core Financial Management customers and building momentum for our solutions serving the office of the CFO.

While the team delivered these strong results, we also built out our leadership team. We welcomed a new CFO, CMO and CIO, as well as several strong go-to-market leaders around the world, who bring rich enterprise experience to help us drive growth in this new chapter.

Innovating to Lead Our Customers in the Age of AI

Workday has a history of leading in innovation — we led the move to the cloud in HCM and Finance nearly two decades ago, and we are now leading our customers through the AI revolution. We've been delivering AI capabilities to our customers for nearly a decade, and our vision is to enable productivity gains while keeping humans and trust at the center.

By embedding AI into the core of our cloud-based platform, we can rapidly deliver new AI capabilities into our products. For example, Workday Skills Cloud uses AI to gain insight into an organization's current skills and identify skills needed for the future, allowing for smarter talent decisions across the company. For Finance leaders, Workday is developing contract analysis generative AI capability that compares signed contracts against contracts in Workday Financial Management and integrated CRM data. This early analysis and correction capability will help eliminate accounting errors and saves considerable time trying to reverse and correct downstream transactions.

Our AI innovation was on full display at our customer conference Workday Rising this year, where we showcased new generative AI innovations such as conversational planning, generating job descriptions, knowledge base articles, and employee growth plans, to name a few. Our customers are seeing the value of AI across Workday's products, which is leading them to go all in on the Workday platform to support both their people and their finances.

Fostering a Values-Driven Culture

What makes Workday so special is our nearly 19,000 workmates, who are guided by our core values. They are the reason we continue to be recognized among Ethisphere's World's Most Ethical Companies® for the fourth year, on JUST Capital's America's Most JUST Companies, and one of Comparably's Best Places to Work. I am grateful to Workday's Co-Founder and Executive Chair Aneel Bhusri for the trust he's placed in me to lead the incredible company he and Dave Duffield started 19 years ago.

We enter fiscal 2025 with a strong foundation and a clear strategy to support durable growth while at the same time continuing to drive efficiencies across the business. We have the opportunity to be one of the largest, most enduring, and profitable software businesses of our time as we help our customers move forever forward.

Thank you for your investment in Workday. I hope you'll join our 2024 Annual Meeting of Stockholders on June 18, 2024.

Sincerely,



Carl M. Eschenbach
Chief Executive Officer



WORKDAY, INC.
6110 STONERIDGE MALL ROAD
PLEASANTON, CALIFORNIA 94588

NOTICE OF 2024 ANNUAL MEETING OF STOCKHOLDERS

Date Tuesday, June 18, 2024	**Location** Online at www.virtualshareholdermeeting.com/WDAY2024
Time 9:00 AM (Pacific Daylight Time)	**Who Can Vote** Stockholders of record as of April 19, 2024

The 2024 Annual Meeting of Stockholders ("Annual Meeting") of Workday, Inc., a Delaware corporation (referred to as "Workday," "we," "us," and "our") will be held via live audio webcast on **Tuesday, June 18, 2024, at 9:00 a.m.** PDT to consider the Items of Business listed below and more fully described in the accompanying Proxy Statement. The Annual Meeting is being held in a virtual format to help reduce costs, expand access, and enable improved communication.

Items of Business

1. To elect three nominees to our Board of Directors to serve as Class III directors until the 2027 Annual Meeting of Stockholders;

2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2025;

3. To approve, on an advisory basis, the compensation paid to Workday's named executive officers; and

4. To approve an amendment to our Restated Certificate of Incorporation to reflect Delaware law provisions providing for officer exculpation.

We will also transact any other business that may properly come before the Annual Meeting, although we are not aware of any such business as of the date of this Proxy Statement.

All stockholders of record at the close of business on April 19, 2024 — which the Board has established as the record date — are entitled to vote on the above items and to attend the Annual Meeting. Beginning on or about May 7, 2024, a Notice of Internet Availability of Proxy Materials (the "Internet Notice") is being mailed to stockholders of record. It contains instructions on how to access the Proxy Statement for our Annual Meeting and our Annual Report to Stockholders on Form 10-K for our fiscal year ended January 31, 2024 (together, the "proxy materials") online at www.proxyvote.com. The Internet Notice also includes instructions on how to vote online, as well as how to receive a paper or email copy of the proxy materials, which will include instructions on voting by telephone or mail, as applicable.

You will be able to listen to the Annual Meeting, submit your questions, and vote during the live audio webcast of the meeting by visiting www.virtualshareholdermeeting.com/WDAY2024 and entering the 16-digit control number provided to you. Further details about voting and attending the Annual Meeting are set forth in the Question and Answer section beginning on page 79 of the Proxy Statement.

If you have any questions regarding this information or the proxy materials, please visit our website at investor.workday.com or contact our Investor Relations department via email at IR@workday.com.

YOUR VOTE IS IMPORTANT

Whether or not you plan to join our virtual Annual Meeting, please vote as promptly as possible to ensure your representation at the meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 18, 2024: THIS PROXY STATEMENT AND THE ANNUAL REPORT ARE AVAILABLE AT www.proxyvote.com

We appreciate your continued support of Workday and look forward to receiving your proxy.

By order of the Board of Directors,

Aneel Bhusri
Co-Founder and Executive Chair
May 7, 2024

TABLE OF CONTENTS

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements, which are subject to safe harbor protection under the Private Securities Litigation Reform Act of 1995. All statements contained in this report other than statements of historical fact, including statements regarding our strategies and objectives, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "seek," "plan," and similar expressions are intended to identify forward-looking statements. Risk factors that could cause actual results to differ are set forth in the "Risk Factors" section of, and elsewhere in, our Annual Report on Form 10-K for the fiscal year ended January 31, 2024, and our other filings with the Securities and Exchange Commission ("SEC"). All forward-looking statements are based on management's estimates, projections, and assumptions as of the date hereof. Although we believe that the forward-looking statements are reasonable, we cannot guarantee future results, levels of activities, performance, or achievements. We undertake no duty to update any of these forward-looking statements after the date of this Proxy Statement or to conform these statements to actual results or revised expectations, except as required by law.

TRADEMARKS

Workday, the Workday logo, Opportunity Onramps, Peakon, and VIBE are trademarks of Workday, Inc., which may be registered in the United States and elsewhere. Other trademarks, service marks, or trade names appearing in this Proxy Statement are the property of their respective owners.

NO INCORPORATION OF WEBSITES BY REFERENCE

This Proxy Statement includes several website addresses. These are intended to provide inactive, textual references only, and the information on these websites is not a part of this Proxy Statement.

FISCAL YEAR

Our fiscal year ends on January 31. References to "fiscal 2024," for example, refer to the fiscal year ended January 31, 2024.

PROXY STATEMENT SUMMARY

This Proxy Statement and the enclosed form of proxy are being furnished in connection with the solicitation of proxies by the Board of Directors of Workday, also referred to as the "Board," for use at the 2024 Annual Meeting of Stockholders. The below summary highlights the proposals to be acted on, as well as selected information about our corporate governance, executive compensation, and business. We encourage you to read the entire Proxy Statement for more information prior to voting.

2024 ANNUAL MEETING OF STOCKHOLDERS

Date and Time: June 18, 2024, 9:00 a.m. Pacific Daylight Time

Location: The Annual Meeting will be held online at www.virtualshareholdermeeting.com/WDAY2024 via a live audio webcast. You will not be able to attend the Annual Meeting in person.

Record Date: April 19, 2024

Meeting Access: Stockholders who held shares of our common stock as of the record date will be able to access and vote at the Annual Meeting by using the 16-digit control number included in the Internet Notice or with the proxy materials they received. Others may also access and listen to the virtual meeting via the link above but are not eligible to vote.

Who Can Vote: Holders of record of our Class A and Class B common stock as of the record date are entitled to vote. Our Class A common stock, which is publicly traded, has one vote per share. Our Class B common stock, which is primarily held by our executive officers, directors, and other affiliates, has 10 votes per share. *We strongly encourage all stockholders to vote and to do so as promptly as possible.*

How to Vote: Below are the ways stockholders who held shares of our common stock as of the record date can vote ahead of and during the Annual Meeting. If you only received an Internet Notice, you can vote online. If you received a copy of the proxy materials, you can vote online, by phone, or by mail following the instructions provided. If you hold your shares through a broker, bank, or other nominee, you should receive a voting instruction form that contains voting instructions.

HOW TO VOTE *(requires the 16-digit control number included in your Internet Notice, proxy card, or voting instruction form)*

ONLINE BEFORE ANNUAL MEETING	PHONE (if you received proxy materials)	MAIL (if you received proxy materials)	ONLINE DURING ANNUAL MEETING
			
Go to www.proxyvote.com until 11:59 p.m. EDT on June 17, 2024	Call toll-free at 1-800-690-6903 until 11:59 p.m. EDT on June 17, 2024	Complete and mail your proxy card so it is received prior to the Annual Meeting	Go to www.virtualshareholdermeeting.com/WDAY2024

 Please see the "Question and Answer" section beginning on page 79 for additional information about the Annual Meeting, voting, and other procedures.

PROPOSALS AND BOARD RECOMMENDATIONS

PROPOSALS	BOARD RECOMMENDATION		FURTHER DETAILS
1. To elect to our Board of Directors the following three nominees to serve as Class III directors until the 2027 Annual Meeting of Stockholders: Aneel Bhusri, Thomas F. Bogan, and Lynne M. Doughtie	☑	"FOR" each director nominee	Pages 7-14
2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2025	☑	"FOR"	Pages 15-16
3. To approve, on an advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement	☑	"FOR"	Page 17
4. To approve an amendment to our Restated Certificate of Incorporation to reflect Delaware law provisions providing for officer exculpation	☑	"FOR"	Pages 18-19

ELECTION OF DIRECTORS AND GOVERNANCE

Workday's business and affairs are managed by or under the direction of our Board of Directors. The Board is organized into three classes, with the members of each class up for election once every three years. The Board monitors and reviews with management both the performance of Workday (in relation to its financial objectives, major goals, strategies, and competitors) and Workday's long-term strategic business plans, as well as other pertinent issues affecting our company.

Our Board recommends that you vote FOR each of the below nominees to serve as Class III directors until the 2027 Annual Meeting of Stockholders.

NOMINEES	DIRECTOR SINCE	INDEPENDENT	CURRENT COMMITTEES
Aneel Bhusri, 58 Co-Founder and Executive Chair, Workday	2005		
Thomas F. Bogan, 72 Former Vice Chair, Corporate Development, Workday	2022		Investment
Lynne M. Doughtie, 61 Former U.S. Chair and Chief Executive Officer, KPMG LLP	2021	✓	Audit, Compensation

Board Highlights

The below chart shows key attributes for the 11 current members of our Board as of May 7, 2024, including the three nominees.

Independence



8 of 11 directors are *independent*

Diverse Board Representation



~55% of all directors are diverse[1]

Tenure



> 10 years **5 directors**
4-10 years **2 directors**
< 4 years **4 directors**

Age



Age 50-60 **6 directors**
Age 61-70 **4 directors**
Age 71+ **1 director**

(1) As defined in Nasdaq Listing Rule 5605(f), "diverse" means an individual who self-identifies in one or more of the following categories: Female, Underrepresented Minority, or LGBTQ+. "Underrepresented Minority" means an individual who self-identifies as one or more of the following: Black or African American, Hispanic or Latinx, Asian, Native American or Alaska Native, Native Hawaiian or Pacific Islander, or Two or More Races or Ethnicities. "LGBTQ+" means an individual who self identifies as any of the following: lesbian, gay, bisexual, transgender, or as a member of the queer community.

Director Experience and Qualifications

The below chart reflects key skills and experience of the 11 current members of our Board as of May 7, 2024, including the three nominees.

Software or Technology	**Cybersecurity or Privacy**	**Global Business Operations**
		
8 Directors	**7 Directors**	**9 Directors**
Business Development or Strategy	**Sales, Marketing, or Brand Building**	**Human Capital Management**
		
7 Directors	**7 Directors**	**8 Directors**
Finance or Accounting	**Executive Leadership**	**Other Public Company Board Service**
		
8 Directors	**11 Directors**	**10 Directors**

Governance Highlights

We are committed to effective corporate governance that is informed by our stockholders, promotes the long-term interests of our stakeholders, and strengthens Board and management accountability. Some highlights of our governance program include:

- ✓ Lead Independent Director
- ✓ CEO, Chair, and Lead Independent Director roles held by different people
- ✓ Ongoing Board Refreshment — Three New Directors Added in the Last Two Fiscal Years
- ✓ Highly Independent Board (8 of 11 Directors) and 100% Independent Audit, Nominating & Governance, and Compensation Committees
- ✓ Diverse Board in Terms of Gender, Race, Experience, Skills, and Tenure

- ✓ Annual Board and Committee Evaluations
- ✓ Robust Board and Executive Succession Planning
- ✓ Majority Voting for Directors
- ✓ Regular Executive Sessions of Independent Directors
- ✓ Stock Ownership Guidelines for Directors and Executives
- ✓ Clawback Policy for Executives

Stockholder Engagement



Our Board of Directors values and takes seriously the views of our stockholders, regularly reviews current governance and executive compensation policies and practices, risk oversight, and culture and human capital issues, and will consider appropriate changes as we grow and mature. In addition to our Annual Meeting each year, we provide stockholders with opportunities to deliver feedback on our corporate governance, compensation programs, and sustainability practices through a year-round stockholder engagement program. Since we filed our 2023 Proxy Statement, we have actively reached out to our top 20 stockholders that collectively hold 45% of the shares of our outstanding Class A common stock and held meetings with 15 stockholders, representing greater than one-third of shares of our outstanding Class A common stock.

EXECUTIVE COMPENSATION PROGRAM

We operate in a highly competitive and rapidly evolving market, and we expect competition among companies in our market to continue to increase. Our ability to compete and succeed in this environment is directly correlated to our ability to employ the talent necessary to execute against our business objectives. Our compensation philosophy is therefore designed to establish and maintain a compensation program that attracts and rewards talented individuals who possess the skills necessary to support our near-term objectives and create long-term value for our stockholders, expand our business, and assist in the achievement of our strategic goals. The key elements of our total rewards philosophy include:

 **Focus on ownership**

 **Focus on innovation and performance**

 **Be fair and flexible**

Our executive compensation program is comprised of base salary, cash bonuses (other than for Mr. Bhusri), equity-based awards, and health and welfare programs. Our executive compensation program has been, and continues to be, weighted more heavily towards equity compensation. During fiscal 2024, the Compensation Committee of our Board of Directors reviewed and assessed our compensation philosophy, and together with the assistance of our independent compensation consultants and management, reviewed, evaluated, and approved the compensation arrangements of our executive officers.

WORKDAY AT-A-GLANCE

At Workday, our purpose is to inspire a brighter work day for all. We strive to make the world of work and business better and hope to empower customers to do the same through an innovative suite of solutions licensed by more than 65 million users at over 10,000 organizations around the world and across industries — from medium-sized businesses to more than 50% of the Fortune 500. Central to our purpose is a set of core values — with our employees as number one — along with customer service, innovation, integrity, fun, and profitability. We believe that having happy employees leads to happy customers, and we are committed to helping our customers adapt and thrive in this increasingly dynamic business environment.

Our Business

Workday is a leading enterprise platform that helps organizations manage their most important assets — their people and money. The Workday platform is built with artificial intelligence ("AI") at the core to help customers elevate people, supercharge work, and move their business forever forward. Workday provides more than 10,000 organizations with AI-powered cloud solutions to help solve some of today's most complex business challenges, including supporting and empowering their workforce, managing their finances and spend in an ever-changing environment, and planning for the unexpected.

Fiscal 2024 Financial Highlights

Our solid fiscal 2024 results are a testament to the strategic, mission-critical nature of our solutions and the strength of our business. Financial highlights for fiscal 2024 include:

- *Total Revenues.* Total revenues of $7.3 billion, an increase of 17% year over year
- *Subscription Revenue.* Subscription revenue of $6.6 billion, an increase of 19% year over year
- *Operating Cash Flows.* Operating cash flows of $2.1 billion, an increase of 30% year over year

Driven by Values

Workday's values have been part of our DNA since day one and help create a diverse and inclusive workplace where everyone has the opportunity to thrive. When we look ahead, our values shape the possibilities we see — for reinvention, for progress, for working together to craft a better tomorrow.

Workday was founded with the idea of putting people at the center of enterprise software, which is why employees are our number one core value. We believe a supportive and inclusive workplace, where everyone feels valued and engaged, is the key to great products, happy customers, and an enduring company. Our Chief People Officer, in partnership with our Chief Diversity Officer, is responsible for developing and executing Workday's human capital strategy, including programs focused on total rewards; belonging and diversity; and employee development, engagement, and wellbeing. These executives and our Chief Executive Officer regularly update our Board of Directors and the Compensation Committee on human capital matters and seek their input on subjects such as succession planning, executive compensation, and company-wide equity programs.

Responsible Business Practices

Workday is committed to caring for people and the planet. As a leading provider of enterprise cloud applications, our approach to environmental stewardship focuses on the key areas that are most material to our business. These include our carbon footprint, investments in renewable energy, and engaging with our employees to maximize their collective impact on how we operate. Our environmental, social, and governance ("ESG") disclosures are also informed by relevant topics identified through third-party ESG reporting organizations, frameworks, and standards, such as the Sustainability Accounting Standards Board Standards and the Global Reporting Initiative Standards.

As stewards of information that is valuable to us, our customers, suppliers, and partners, we prioritize trust, privacy, and security. We believe in the power of AI to unlock human potential, drive business value, and enable our customers and their employees to focus on strategic and fulfilling work. We are committed to building responsible, trustworthy AI solutions that solve real business problems. Our commitment to responsible AI is a reflection of our core values of integrity and innovation and our key ethical AI principles serve as the cornerstone of our work in this space.



Committed to Our Culture

Earned multiple workplace recognitions from Comparably, including:

- Best Company Culture
- Best Company for Women
- Best Company for Diversity





Committed to Our Values

- Listed on JUST Capital's 2024 JUST 100
- In fiscal 2024, employees logged over 45,000 volunteer hours

PROPOSAL NO. 1: ELECTION OF DIRECTORS

 **FOR** | **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 1 TO ELECT ANEEL BHUSRI, THOMAS F. BOGAN, AND LYNNE M. DOUGHTIE AS CLASS III DIRECTORS.**

Our Board of Directors will consist of 10 members effective as of the Annual Meeting, following Ms. Campbell's departure from the Board. Our Certificate of Incorporation and Bylaws (together, our "formation documents") provide for a classified Board consisting of three classes of directors, with directors serving staggered three-year terms. Directors in a particular class are nominated for additional three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors is elected at each annual meeting, with the other classes continuing for the remainder of their respective three-year terms. Each director's term continues until the election and qualification of his or her successor, or until his or her earlier resignation or removal.

Our formation documents also provide that our Board may make changes by resolution concerning the authorized number of directors and that any additional directorships resulting from an increase in the authorized number of directors shall be distributed among the three classes as the Board determines in its discretion. The formation documents further provide that our Board or our stockholders may fill vacant directorships, except that in the event that the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of common stock, only our Board may fill vacancies.

Vote Required

Our Bylaws require that each director be elected by a majority voting standard in uncontested director elections. Our Bylaws provide that if an incumbent director fails, in an uncontested election, to receive the affirmative vote of a majority of the votes properly cast, then the director shall tender his or her resignation to the Nominating and Governance Committee of the Board of Directors. That committee will then make a recommendation to the Board on whether to accept or reject the resignation, nominate a replacement, or recommend any other related action be taken.

Accordingly, for the 2024 Annual Meeting, the election of each nominee requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against a nominee.

Upon the recommendation of the Nominating and Governance Committee, the Board has designated the three nominees listed below for election at the Annual Meeting, each of whom currently serves as a director of Workday. Together with the other members of the Board, these nominees bring a wide variety of relevant skills, professional experience, and backgrounds, as well as diverse viewpoints and perspectives to represent the long-term interests of stockholders and to fulfill the leadership and oversight responsibilities of the Board. The following table sets forth certain information about each of our directors, including our nominees.

Nominees for Director	Class	Age	Year Elected Director	Current Term Expires	Expiration of Term for Which Nominated
Aneel Bhusri	III	58	2005	2024	2027
Thomas F. Bogan[1]	III	72	2022	2024	2027
Lynne M. Doughtie[2][3][4]	III	61	2021	2024	2027
Continuing Directors					
Christa Davies[2][3]	II	53	2012	2026	—
Carl M. Eschenbach	I	57	2018	2025	—
Wayne A.I. Frederick, M.D.[2][5]	II	51	2022	2026	—
Mark J. Hawkins[2][3]	II	65	2023	2026	—
Michael M. McNamara[2][3][5]	I	67	2011	2025	—
George J. Still, Jr.[1][2][4][5]★	II	65	2009	2026	—
Jerry Yang[1][2][4]	I	55	2013	2025	—

(1)   Member of the Investment Committee

(2)   Independent member of the Board

(3)   Member of the Audit Committee

(4)   Member of the Compensation Committee

(5)   Member of the Nominating and Governance Committee

★ = Lead Independent Director

Summary of Director Experience and Qualifications

The matrix below summarizes key qualifications, skills, and attributes relevant to the decision to nominate candidates to serve on the Board of Directors. A mark indicates a specific area of focus or expertise on which the Board particularly relies. Not having a mark does not mean the director does not possess that qualification or skill. The biographies of our continuing directors and director nominees above describe each director's background and relevant experience in more detail.

Director	Software or technology	Cybersecurity, information security, or privacy	Global business operations	Business development or strategy in the software industry	Sales, marketing, or brand building	HCM, including talent recruitment and retention	Finance or accounting	Executive leadership	Other public company board service
Aneel Bhusri	✓	✓	✓	✓	✓	✓		✓	✓
Thomas F. Bogan	✓	✓	✓	✓	✓	✓	✓	✓	✓
Christa Davies	✓	✓	✓	✓			✓	✓	
Lynne M. Doughtie	✓	✓	✓		✓	✓	✓	✓	✓
Carl M. Eschenbach	✓	✓	✓	✓	✓	✓	✓	✓	✓
Wayne A.I. Frederick, M.D.						✓		✓	✓
Mark J. Hawkins	✓	✓	✓	✓			✓	✓	✓
Michael M. McNamara			✓		✓	✓	✓	✓	✓
George J. Still, Jr.	✓			✓		✓	✓	✓	✓
Jerry Yang	✓	✓	✓	✓	✓		✓	✓	✓

        

Nominees for Director



ANEEL BHUSRI

Co-Founder and Executive Chair, Workday

Age: 58	**Workday Committees:**
Director since 2005	• None
Chair of the Board	

Biography

Aneel Bhusri co-founded Workday in 2005 and has served as a Director since then, including as Chair from 2012 to 2014 and from April 2021 to the present. He is our Executive Chair and was our Co-Chief Executive Officer from August 2020 through January 2024 after serving as Chief Executive Officer from 2014 to August 2020. Mr. Bhusri also served as Co-Chief Executive Officer from 2009 to 2014 and as President from 2007 to 2009. From 1993 to 2004, Mr. Bhusri held a number of senior management positions with PeopleSoft, Inc., including Vice Chairman of its board of directors from 1999 to 2002. Mr. Bhusri is currently an advisory partner at Greylock Partners, a Silicon Valley venture capital firm that he has been associated with since 1999, and prior to that time worked at Norwest Venture Partners and Morgan Stanley. He has served as a director of General Motors Company since October 2021 and currently serves as a director of the Workday Foundation. He served as a director of Intel Corporation from 2014 to November 2019 and of Pure Storage, Inc. from 2010 to 2018.

Qualifications

Mr. Bhusri received bachelor's degrees in electrical engineering and economics from Brown University, and a master's degree in business administration from Stanford University, where he has served as a member of the Board of Trustees since June 2019. He brings to our Board extensive executive leadership and operational experience, including his experience and familiarity with our business as a co-founder and Executive Chair.



THOMAS F. BOGAN

Former Vice Chair, Corporate Development, Workday

Age: 72	**Workday Committees:**
Director since 2022	• Investment

Biography

Tom Bogan joined Workday in August 2018 through our acquisition of Adaptive Insights and served as Vice Chair, Corporate Development, from February 2021 to January 2022. From February 2020 to February 2021, Mr. Bogan served as Vice Chair with responsibility for our Workday Strategic Sourcing business, and from 2018 to February 2020, he was Executive Vice President of our Planning Business Unit. At Adaptive Insights, Mr. Bogan was Chief Executive Officer and a director from 2015 until its acquisition by Workday. Mr. Bogan has served on the board of Aspen Technology, Inc. since May 2022. From 2007 until January 2019, he was a director of Apptio, Inc., including its Chair from 2012 to January 2019, and a director of Citrix Systems, Inc. from 2003 to 2016. He currently serves as a director of various privately held companies.

Qualifications

Mr. Bogan received a bachelor's degree in accounting from Stonehill College. He brings to our Board extensive executive leadership experience and expertise in software technology companies, including experience and familiarity with our business.

LYNNE M. DOUGHTIE



Former U.S. Chair and Chief Executive Officer, KPMG LLP

Age: 61
Director since 2021
Independent

Workday Committees:
- **Audit**
- **Compensation**

Biography

Lynne M. Doughtie was U.S. Chair and Chief Executive Officer of KPMG LLP, a global leader in audit, tax, transaction, and advisory services, from 2015 until her retirement in June 2020. Prior to that, she served in many leadership roles after joining KPMG in 1985, including as Vice Chair of the firm's U.S. Advisory business from 2011 to 2015. Ms. Doughtie has been a director of The Boeing Company since January 2021. She also serves on the board of directors of several nonprofit organizations and on the board of advisors of various private companies and educational institutions.

Qualifications

Ms. Doughtie received a bachelor's degree in accounting from Virginia Tech. She brings to our Board extensive experience in risk management and information security from her years at KPMG, as well as her experience advising organizations on complex global business matters and strategies across industries and financial expertise.

Continuing Directors

CHRISTA DAVIES



Chief Financial Officer and Executive Vice President of Global Finance, Aon plc

Age: 53
Director since 2012
Independent

Workday Committees:
- **Audit Committee (Chair)**

Biography

Christa Davies is the Chief Financial Officer and Executive Vice President of Global Finance at Aon plc, a global risk management, insurance, and human resources solutions company. She has served as Aon's Chief Financial Officer since 2008 and as Executive Vice President of Global Finance since 2007. Prior to joining Aon, Ms. Davies spent five years at Microsoft Corporation, most recently as a Corporate Vice President and the Chief Financial Officer of the Platform & Services Division. Ms. Davies has also served as a director of Stripe, Inc. since August 2020.

Qualifications

Ms. Davies received a bachelor's degree in mechanical engineering, majoring in Aerospace Engineering, from the University of Queensland in Australia, and earned a master's degree in business administration as a Fulbright Scholar from Harvard Business School. She brings to our Board extensive experience in the software and technology industries, as well as financial expertise.



CARL M. ESCHENBACH

Chief Executive Officer, Workday

Age: 57

Director since 2018

Workday Committees:
• **None**

Biography

Carl M. Eschenbach has been our Chief Executive Officer since February 2024 after serving as our Co-Chief Executive Officer since December 2022. Mr. Eschenbach was a general partner at Sequoia Capital Operations, LLC, a venture capital firm, from 2016 to December 2022, where he currently serves as a venture partner. Prior to that, Mr. Eschenbach spent 14 years at VMware, Inc., a leading innovator in enterprise software, where he held a number of leadership roles in operations, most recently as its President and Chief Operating Officer from 2012 to 2016. Prior to that, Mr. Eschenbach held various sales management positions with Inktomi Corporation, 3Com Corporation, Lucent Technologies, Inc., and EMC Corporation. Mr. Eschenbach served as a director of Aurora Innovation, Inc. from March 2019 to March 2023, UiPath, Inc. from December 2020 to March 2023, Zoom Video Communications, Inc. from 2016 to January 2023, and Snowflake Inc. from May 2019 to April 2023. He has served as a director of Palo Alto Networks, Inc. since 2013.

Qualifications

Mr. Eschenbach received an electronics technician diploma from DeVry University. He brings to our Board over 30 years of operational and sales experience in the technology industry and deep knowledge of high-growth companies.



WAYNE A.I. FREDERICK, M.D.

President Emeritus, Howard University

Age: 52

Director since 2022

Independent

Workday Committees:
• **Nominating and Governance**

Biography

Wayne A.I. Frederick, M.D. is the President Emeritus of Howard University, having previously served as the President from 2014 through August 2023, and is the distinguished Charles R. Drew Professor of Surgery at the Howard University College of Medicine. He is also a practicing cancer surgeon at Howard University Hospital. Prior to serving as President, Dr. Frederick served as Howard University's interim president (elected 2013) after serving as provost and chief academic officer for more than a year. Following his post-doctoral research and surgical oncology fellowships at the University of Texas MD Anderson Cancer Center, Dr. Frederick began his academic career as associate director of the Cancer Center at the University of Connecticut. Upon his return to Howard University, his academic positions included Associate Dean in the College of Medicine, Division Chief in the Department of Surgery, Director of the Cancer Center, and Deputy Provost for Health Sciences. Dr. Frederick is a fellow of the American College of Surgeons and belongs to numerous surgical organizations, including the American Surgical Association. Dr. Frederick served on the board of directors of Forma Therapeutics Holdings, Inc. from July 2020 to October 2022. He has served on the board of directors of Mutual of America Life Insurance Company since September 2020, Humana, Inc. since February 2020, and Insulet Corporation since October 2020, and is also a director of other privately held companies and charitable organizations.

Qualifications

Dr. Frederick received a bachelor's degree in zoology, a doctor of medicine (M.D.), and a master's degree in business administration from Howard University. He brings to our Board deep experience in business administration, extensive leadership skills, and insight into the healthcare and education industries.



MARK J. HAWKINS

Former President and CFO Emeritus, Salesforce.com, Inc.

Age: 65
Director since 2023
Independent

Workday Committees:
• Audit

Biography

Mark J. Hawkins served as President and CFO Emeritus of Salesforce, Inc., a software company, from February 2021 to November 2021, President and Chief Financial Officer from 2017 to February 2021, and Executive Vice President and Chief Financial Officer from 2014 to 2017. Prior to that, he served as Chief Financial Officer and Executive Vice President of Autodesk, Inc., a design software and services company, Chief Financial Officer and Senior Vice President of Finance & IT at Logitech International S.A., a global hardware company, and held various positions at Dell and Hewlett-Packard. Mr. Hawkins has served as a director of SecureWorks Inc. since 2016, Toast, Inc. since April 2020, and Cloudflare, Inc. since June 2022. He currently serves as a director of various privately held companies.

Qualifications

Mr. Hawkins received a bachelor's degree from Michigan State University and a master's degree in business administration from the University of Colorado. He brings to our Board extensive experience as an officer and director of publicly traded software and technology companies and financial expertise in the technology industry.



MICHAEL M. MCNAMARA

Co-Founder and Chief Executive Officer, Samara Living Inc.

Age: 67
Director since 2011
Independent

Workday Committees:
• Audit
• Nominating and Governance (Chair)

Biography

Michael M. McNamara is Co-Founder and Chief Executive Officer of Samara Living Inc., a company specializing in factory built housing and additional dwelling units, a position he has held since May 2022. Prior to the formation of Samara Living Inc., Mr. McNamara served as Head of the Samara division of Airbnb, Inc. from January 2020 to May 2022. Mr. McNamara served as a venture partner at Eclipse Ventures, a Silicon Valley venture capital firm, from January 2019 to March 2022. From 2006 to 2018, Mr. McNamara was Chief Executive Officer of Flex Ltd., a company that delivers technology innovation, supply chain, and manufacturing solutions to diverse industries and end markets. He also held other senior roles at Flex after joining the company in 1994. Mr. McNamara has served as a director of Carrier Global Corporation since April 2020 and is also a director of several private companies. Mr. McNamara served as a director of Slack Technologies, Inc. from December 2019 to July 2021, and of Flex from 2005 to 2018. He served as a member of the Visiting Committee of the Sloan School of Management at Massachusetts Institute of Technology ("MIT") from June 2019 to December 2022, on the board of advisors of MIT from 2014 to June 2019, and on the board of advisors of Tsinghua University School of Economics and Management from 2006 to 2019, and is an advisor to several other private companies and one investment fund.

Qualifications

Mr. McNamara received a bachelor's degree in industrial management from the University of Cincinnati and a master's degree in business administration from Santa Clara University. He brings to our Board extensive leadership and experience in managing international operations. His prior service as Flex's Chief Executive Officer provides a management perspective to business and strategic decisions of the Board.



GEORGE J. STILL, JR.

Partner Emeritus, Norwest Venture Partners

Age: 66
Director since 2009
Lead Independent Director

Workday Committees:
- **Compensation (Chair)**
- **Nominating and Governance**
- **Investment**

Biography

George J. Still, Jr. has served as Lead Independent Director since 2012 and as Vice Chair of the Board since 2014. Mr. Still is a partner emeritus at Norwest Venture Partners, a global venture capital firm that he joined in 1989, and was a co-managing partner from 1994 to 2014. Prior to that, he was with Ernst & Young LLP, an accounting firm, and a partner at Centennial Funds, a venture capital firm. Mr. Still led the sole venture investment in PeopleSoft, Inc., where he served as a director from 1991 to 2001. Mr. Still manages Still Capital Partners, LLC, which he founded in 2014. He served as a director and Chairman of the Board of Stillwater Growth Corp I, LLC, a special purpose acquisition company, from February 2021 to December 2022. Mr. Still served on the Board of Advisors at the Tuck School of Business and the Center of Private Equity and Venture Capital at Tuck from 2011 to 2019. He currently serves as a director of two private companies.

Qualifications

Mr. Still received a bachelor's degree in accounting from Pennsylvania State University and a master's degree in business administration from the Tuck School of Business at Dartmouth College. He brings to our Board financial and investing acumen through his many years with Norwest Venture Partners. His service as an advisor to technology companies provides a valuable resource for our Board.



JERRY YANG

Founding Partner, AME Cloud Ventures

Age: 55
Director since 2013
Independent

Workday Committees:
- **Compensation**
- **Investment (Chair)**

Biography

Jerry Yang is the founding partner of AME Cloud Ventures, an innovation investment firm that he started in 2012. Mr. Yang was a co-founder of Yahoo! Inc., where he served as a director from 1995 to 2012, and as Chief Executive Officer from 2007 to 2009. Mr. Yang also led Yahoo's investments in Yahoo! Japan Corporation and Alibaba Group Holding Limited. Mr. Yang was a director of Lenovo, Inc. from 2014 to November 2023. He has been a director of Alibaba Group Holding Limited since 2014 and was also a director from 2005 to 2012. He is the Chair of the Stanford University Board of Trustees, and is a director and/or advisor of several other companies and foundations.

Qualifications

Mr. Yang received a bachelor's degree and a master's degree in electrical engineering from Stanford University, where he served on the Board of Trustees from 2005 until 2015 and from 2017 to the present. He brings to our Board extensive global leadership skills and deep experience in consumer internet technology.

Board Diversity Matrix
As of May 7, 2024

The following chart shows certain self-identified personal characteristics of our directors and nominees, in accordance with Nasdaq Listing Rule 5605(f). To see our Board Diversity Matrix as of May 10, 2023, please see the proxy statement filed with the SEC on May 10, 2023.

Total number of directors: 11

	Female	Male	Non-binary	Did not disclose gender
Directors	3	8	—	—
Number of directors who identify in any of the categories below:				
African American or Black	1	1	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	2	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	5	—	—
Two or more races or ethnicities	—	—	—	—
LGBTQ+	—	—	—	—
Did not disclose demographic background	—	—	—	—

PROPOSAL NO. 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 **FOR**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 2 TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR OUR FISCAL YEAR ENDING JANUARY 31, 2025.

The Audit Committee of the Board of Directors has appointed the firm of Ernst & Young LLP, an independent registered public accounting firm, to audit our consolidated financial statements for the year ending January 31, 2025. During our fiscal year ended January 31, 2024, Ernst & Young LLP served as our independent registered public accounting firm and has audited our consolidated financial statements since its appointment in 2008.

Notwithstanding its selection and even if our stockholders ratify the selection, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of Workday and its stockholders. At the Annual Meeting, the stockholders are being asked to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2025. Our Audit Committee is submitting the selection of Ernst & Young LLP to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of Ernst & Young LLP will be present at the Annual Meeting and they will have an opportunity to make statements and will be available to respond to appropriate questions from stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees billed or to be billed by Ernst & Young LLP and affiliates for professional services rendered with respect to the fiscal years ended January 31, 2024 and 2023. All of these services were approved by the Audit Committee.

	Fiscal Year Ended January 31,	
	2024	**2023**
Audit Fees[1]	$ 7,166,474	$ 4,759,171
Audit Related Fees[2]	1,537,910	1,266,189
Tax Fees[3]	305,104	962,169
All Other Fees	—	—
Total	$ 9,009,488	$ 6,987,529

(1) Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements, reviews of our quarterly consolidated financial statements, and audits of our statutory financial statements in non-U.S. jurisdictions.

(2) Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and not reported under "Audit Fees." This primarily consists of fees for service organization control audits under Statement on Standards for Attestation Engagements No. 18 and fees for information security assessments.

(3) Consists of fees in connection with tax compliance and tax consulting services.

Auditor Independence

Under its charter, the Audit Committee pre-approves audit and non-audit services rendered by our independent registered public accounting firm, Ernst & Young LLP. The Audit Committee has determined that the rendering of non-audit services for assurance and related services that are reasonably related to the performance of the audit services, audit-related services, tax services, and other services by Ernst & Young LLP is compatible with maintaining the principal accountants' independence.

Pre-Approval Policies and Procedures

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board regarding auditor independence, our Audit Committee is responsible for the appointment, compensation, and oversight of the work of our independent registered public accounting firm. In recognition of this responsibility, our Audit Committee (or its Chair if such approval is required prior to the next Audit Committee meeting) generally pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services, and other services.

Vote Required

The ratification of the appointment of Ernst & Young LLP requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

PROPOSAL NO. 3: ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

 **FOR** | THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 3 TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION PAID TO WORKDAY'S NAMED EXECUTIVE OFFICERS.

We are seeking an advisory, non-binding stockholder vote with respect to the compensation awarded to our named executive officers (or "NEOs"), referred to as a "Say-on-Pay" vote, for the fiscal year ended January 31, 2024, in accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Our executive compensation program and the compensation paid to our NEOs are described on pages 42-61 of this Proxy Statement. Our compensation programs are overseen by the Compensation Committee and reflect our philosophy to pay all of our employees, including our NEOs, in ways that support the following principles that we believe reflect our core values:

- motivate, attract, and retain the best talent;
- support a high-performance culture by rewarding excellence and achievement;
- recognize and retain top-performing talent via differentiated rewards and opportunities;
- reinforce alignment with Workday's values (in particular, a focus on excellence and an attitude of ownership);
- create alignment with Workday's strategy and long-term performance; and
- provide an opportunity for each employee to share in the success we create together.

To help achieve these objectives, we structure our NEOs' compensation to reward the achievement of short-term and long-term strategic and operational goals.

Based on the above, we request that stockholders approve on a non-binding, advisory basis, the compensation of Workday's NEOs as described in this Proxy Statement pursuant to the following resolution:

RESOLVED, that the compensation paid to Workday's named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the "Compensation Discussion and Analysis" section, compensation tables, and narrative discussion, is hereby APPROVED.

Vote Required

Approval of our named executive officers' compensation requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

As an advisory vote, this proposal is non-binding. Although the vote is non-binding, the Board of Directors and the Compensation Committee value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions for our NEOs. Stockholders should be aware that this advisory vote occurs after significant NEO compensation decisions have been made in the current fiscal year. In addition, because the compensation elements integrate into an overall compensation package, it may not be possible or appropriate to change the compensation package to reflect the results of one year's advisory vote on NEO compensation before the next annual meeting of stockholders.

Unless the Board modifies its policy on the frequency of holding advisory votes on NEO compensation, the next such advisory vote will occur at our 2025 Annual Meeting of Stockholders.

PROPOSAL NO. 4: APPROVAL OF AMENDMENT TO RESTATED CERTIFICATE OF INCORPORATION

 **FOR**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 4 TO APPROVE AN AMENDMENT TO OUR RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE FOR OFFICER EXCULPATION.

Background

In accordance with Section 102(b)(7) of the General Corporation Law of the State of Delaware ("DGCL"), Article VII of Workday's Restated Certificate of Incorporation ("Certificate of Incorporation") currently contains a provision eliminating the personal liability of Workday's directors for monetary damages for breach of fiduciary duty as a director, except to the extent such an elimination is not permitted by the DGCL. Pursuant to an amendment to Section 102(b)(7) of the DGCL that became effective on August 1, 2022, a Delaware corporation is now permitted to include a provision eliminating or limiting monetary liability for certain senior officers for breach of the duty of care in certain actions. In light of this update, we are proposing to amend Workday's Certificate of Incorporation to add a provision exculpating certain of Workday's officers, in addition to Workday's directors, from liability in specific circumstances, as permitted by the DGCL.

Reasons for the Proposed Amendment

Our Board of Directors is committed to attracting and retaining talented officers, addressing developments in the law, and good corporate governance practices. The new DGCL legislation permits, and the proposed amendment would permit, exculpation only for direct claims brought by stockholders for breach of an officer's fiduciary duty of care, including class actions, but would not eliminate officers' monetary liability for breach of fiduciary duty claims brought by Workday itself or for derivative claims brought by stockholders in the name of Workday. Furthermore, the limitation on liability would not apply to breaches of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit.

Our Board desires to amend the Certificate of Incorporation to maintain provisions consistent with the governing statutes contained in the DGCL and believes that amending the Certificate of Incorporation to add the authorized liability protection for certain officers of Workday, consistent with the protection in the Certificate of Incorporation currently afforded directors of Workday, will be beneficial in attracting and retaining experienced and qualified officers and would potentially reduce litigation costs associated with frivolous lawsuits. Further, Workday has undertaken in its indemnification agreements with its officers and directors to at all times provide for indemnification and exculpation of officers and directors to the fullest extent permitted under applicable law.

Therefore, taking into account the narrow class and type of claims for which officers' liability would be exculpated, consistent with the protection in the Certificate of Incorporation currently afforded our directors, and the benefits the Board believes would accrue to Workday and its stockholders in the form of an enhanced ability to attract and retain talented officers, the non-officer members of the Board adopted a resolution on April 24, 2024, authorizing and declaring it advisable and in the best interests of Workday to amend the Certificate of Incorporation to limit the scope of officer liability and recommended the submission of this amendment for stockholder approval at the Annual Meeting.

What Happens if this Proposal is Approved?

The proposed amendment would modify Article VII of the Certificate of Incorporation to eliminate personal liability of Workday's officers for monetary damages for breach of fiduciary duty as an officer, except to the extent such an exemption from liability or limitation thereof is not permitted by Delaware law. A copy of the proposed amendment to our Certificate of Incorporation is included in Appendix A.

If adopted, the proposed amendment would limit the ability of Workday's stockholders to seek monetary damages directly against Workday's officers. However, this provision would not eliminate officers' monetary liability for breach of the duty of care claims brought by Workday itself or for derivative claims made by stockholders on behalf of Workday. The proposed amendment would not limit the liability of officers for any breach of the duty of loyalty, any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, and any transaction from which the officer derived an improper personal benefit.

If the proposed amendment is adopted, Workday's current or future officers that would be subject to this provision would be an individual serving as President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Legal Officer, Controller, Treasurer, or Chief Accounting Officer, an individual identified in public filings as one of the most highly compensated officers of Workday, and an individual who, by written agreement with Workday, has consented to be identified as an officer for purposes of Delaware's long-arm jurisdiction statute. If the proposed amendment is adopted, it will not eliminate or limit the liability of an officer for any act or omission occurring prior to the date on which it becomes effective.

Vote Required

Approval of this amendment to Workday's Restated Certificate of Incorporation to provide for officer exculpation requires the affirmative vote of at least two-thirds of the votes properly cast by the holders of shares present or represented by proxy at the meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

DIRECTORS AND CORPORATE GOVERNANCE

Corporate Governance

Workday is committed to effective corporate governance that is informed by our stockholders, promotes the long-term interests of our stockholders, and strengthens board and management accountability. Our Corporate Governance Guidelines establish the governance framework within which the Board of Directors conducts its business and fulfills its responsibilities. These guidelines are available on our website at www.workday.com/governanceguidelines. The Board regularly reviews our Corporate Governance Guidelines in light of legal and regulatory requirements, evolving best practices, and other developments, and approves updates as appropriate.

Our Board has taken a thoughtful approach to board composition to ensure that our directors have backgrounds that collectively add significant value to the strategic decisions made by the company and that enable them to provide oversight of management to ensure accountability to our stockholders. In addition to a strong, highly independent Board, we are committed to a corporate governance structure that promotes long-term stockholder value creation through a sound leadership structure and by providing our stockholders with both the opportunity to provide direct feedback and key substantive rights to help ensure accountability.

Code of Conduct

We have adopted a Code of Conduct that applies to all of our directors, officers, employees, and contractors. The Code of Conduct helps simplify our commitment to integrity by providing a framework for doing the right thing. Our Code of Conduct is available on our website at www.workday.com/codeofconduct.

Risk Oversight by Our Board of Directors

Board of Directors

- Reviews strategic and operational risks
- Receives reports on all significant committee activities at each regular meeting
- Evaluates the risks inherent in significant transactions
- Assists in determining the appropriate level of risk for our company and assesses the specific risks that we face
- Reviews management's strategies for adequately mitigating and managing identified risks

Audit Committee	Compensation Committee	Nominating and Governance Committee
• Oversees the overall enterprise risk management framework of the company • Oversees the accounting and financial reporting processes of the company • Oversees risks relating to financial accounting, reporting and controls, and ethical, legal, and regulatory matters, including cybersecurity and other information technology risk	• Assesses risks created by the incentives inherent in our compensation policies • Oversees human capital management, including belonging and diversity and employee engagement • See "Compensation Policies and Practices as they relate to Risk Management" in the "Compensation Discussion and Analysis" section elsewhere in this Proxy Statement for additional information	• Assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, and ESG matters, including corporate governance, government relations activities, and sustainability initiatives

Management

- Responsible for day-to-day management of risk
- Reports to Board on a regular basis on areas of strategic and operational risks

Risk is inherent in every business, and so risk assessment and oversight are critical parts of Workday's governance and management processes. While our management team is responsible for the day-to-day management of risk, our Board of Directors is ultimately responsible for risk oversight. Our Board exercises its risk oversight function both directly and indirectly through its various committees and believes that open communication between our management team and our Board is essential for effective risk management and oversight. Our Board receives regular reports from members of senior management on areas of material risk to Workday, including strategic, operational, financial, cybersecurity, privacy, legal, regulatory, reputational, and ESG-related risks. While our full Board reviews material business and strategic risks, the Audit Committee, Nominating and Governance Committee, Compensation Committee, and Investment Committee support our Board in discharging its risk oversight duties and address risks inherent in their respective areas. We believe this division of responsibilities is an effective approach for addressing the risks we face, and that our Board leadership structure supports this approach.

Security, Privacy, and Trust

At Workday, security, privacy, trust, and compliance are among our top priorities. We employ rigorous measures at the organizational, architectural, and operational levels that are designed to protect customer data, applications, and infrastructure and to help ensure compliance with global privacy laws and regulations. Our Board of Directors devotes significant time to our privacy practices as well as cybersecurity and information security risk and cyber incident preparedness and response. Our Chief Privacy Officer reports at least annually to the Board and our Chief Information Security Officer regularly reports to the Audit Committee and the Board on existing and emerging cyber threats, incident response, our security framework and governance processes, security features of the products we provide our customers, the results of third-party assessments, and the status of projects to strengthen our cybersecurity systems. Additionally, we are committed to trustworthy AI and act responsibility and transparently in the design and delivery of our AI solutions to support equitable recommendations. More information on Workday's Security, Privacy, and Trust practices is available on our Trust website at https://www.workday.com/en-us/why-workday/trust/overview.html.

Stockholder Engagement

Our Board of Directors values and takes seriously the views of our stockholders, regularly reviews current governance and executive compensation policies and practices, sustainability practices, and culture and human capital issues, and will consider appropriate changes as we grow and mature. In addition to our annual meeting of stockholders each year, we provide stockholders with opportunities to deliver feedback on our corporate governance, compensation programs, sustainability practices, and other areas through a year-round stockholder engagement program. We engage with proxy advisory firms to discuss our programs and stockholder feedback and learn about key focus areas their clients are raising. Our quarterly earnings calls provide stockholders with an opportunity to hear about our financial results and corporate strategy.

Our Investor Relations team regularly meets with investors and investment analysts. Meetings often include participation from our legal, environmental sustainability, executive compensation, and belonging and diversity business leaders. Our Legal team regularly communicates topics discussed and stockholder feedback to senior management and the Board for consideration in their decision-making.

Below is a summary of our engagement with stockholders since we filed our 2023 Proxy Statement.



We actively reached out to our top 20 stockholders, representing approximately	We held meetings with 15 stockholders, representing approximately
45%	**34%**
of the shares of our outstanding Class A common stock.	of the shares of our outstanding Class A common stock.

In fiscal 2024, specific meetings with our stockholders included discussions of:
- Financial performance;
- Board composition, corporate governance, and our dual-class share structure;
- Our executive compensation program, including alignment of pay with performance and stock-based compensation dilution;
- ESG matters and disclosure, including diversity and inclusion and sustainability metrics, initiatives, and disclosures; and
- Our strategic roadmap and growth drivers, including responsible AI.

We manage our business with a focus on continued innovation, growth, and stockholder value creation, and recognize that our compensation programs must balance stockholder perspectives with our ability to retain and attract the highest caliber of talent to facilitate growth at scale. For example, we adopted our Omnibus Bonus Plan in early fiscal 2024 to increase our disclosure regarding the company performance metrics we use or may use in our cash bonus program. We have also enhanced our disclosure regarding our company performance metrics and achievement of such metrics in this Proxy Statement, including the "Compensation Discussion and Analysis" section. In addition, we are focused on reducing the dilutive impact of stock-based compensation and have set a target to reduce our stock-based compensation expense as a percentage of revenue to approximately 15% by fiscal 2027.

We intend to continue the dialogue with our stockholders on these matters and will consider stockholder feedback along with best practices, market standards, and applicable regulations in making governance and other key board decisions.

Director Independence

Our Class A common stock is listed on the Nasdaq Global Select Market. The listing rules of this stock exchange generally require that a majority of the members of a listed company's board of directors be independent. Our Board of Directors has determined that none of our current directors who are not current or former employees (Messrs. Frederick, Hawkins, McNamara, Still, and Yang and Mses. Campbell, Davies, and Doughtie) has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the rules of the Nasdaq Global Select Market.

Leadership Structure

Our corporate governance framework provides the Board of Directors flexibility to determine the appropriate leadership structure that promotes Board effectiveness and is in the best interests of Workday and our stockholders. Our Corporate Governance Guidelines do not require the separation of the offices of Chair of the Board and Chief Executive Officer. The Board may appoint a Chair of the Board and one or more Vice Chair of the Board, at least one of whom will be an independent director. If the role of Chair is filled by a director who does not qualify as an independent director, the independent members of the Board will designate a Lead Independent Director. The Lead Independent Director may also be a Vice Chair of the Board.

Effective February 1, 2024, the start of our fiscal 2025, in accordance with an established succession plan, Mr. Bhusri stepped down from his role as Co-Chief Executive Officer and assumed the role of Executive Chair, and Mr. Eschenbach, formerly Co-Chief Executive Officer alongside Mr. Bhusri, assumed the role of sole Chief Executive Officer. Mr. Bhusri and Mr. Eschenbach also serve as members of our Board, with Mr. Bhusri serving as Chair of the Board since April 2021. Because our Chair is a current executive officer of Workday, Mr. Still also serves as a Vice Chair and Lead Independent Director of the Board. Independent directors and management sometimes have different perspectives and roles in strategy development. Our independent directors bring experience, oversight, and expertise from outside of Workday, while Messrs. Bhusri, Bogan, and Eschenbach bring Workday-specific experience and expertise. Our Board believes that the current leadership structure, coupled with a strong emphasis on independence, provides effective independent oversight of management while allowing the Board and management to benefit from the extensive executive leadership and operational experience of Messrs. Bhusri and Eschenbach. As Co-Founder and Executive Chair, Mr. Bhusri possesses in-depth knowledge of the issues, opportunities, and challenges facing Workday and its business, while Mr. Eschenbach, as Chief Executive Officer, is positioned to identify key strategic priorities and coordinate with the Board in executing our business strategy.

Lead Independent Director

Mr. Still serves as Vice Chair and as Lead Independent Director of the Board of Directors. As Lead Independent Director, among other responsibilities, Mr. Still presides over regularly scheduled meetings at which only our independent directors are present; serves as a liaison between the Chief Executive Officer, Chair, and the independent directors; and performs such additional duties as our Board may otherwise determine and delegate.

Executive Sessions of Independent Directors

In order to promote open discussion among independent directors, our Board of Directors has a policy of conducting executive sessions of independent directors during each regularly scheduled Board meeting and at such other times if requested by an independent director. These executive sessions are usually chaired by our Lead Independent Director and feedback is provided to Workday's Chief Executive Officer or other members of management, as needed, promptly after such executive sessions.

Meetings of the Board of Directors

The Board of Directors met nine times during fiscal 2024 and took action by unanimous written consent two times. Each director attended at least 75% of the total number of meetings of the Board and of any Board committees of which he or she was a member during fiscal 2024.

It is our policy that directors are invited and encouraged to attend our annual meetings of stockholders. All members of the Board during fiscal 2024 attended our annual meeting held on June 22, 2023. We have scheduled our 2024 Annual Meeting on the same day as a regularly scheduled Board meeting in order to facilitate attendance by our Board members.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Compensation Committee, a Nominating and Governance Committee, and an Investment Committee. The current composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our Board. The following table provides membership information for each of our Board committees:

	Audit Committee	Compensation Committee	Nominating & Governance Committee	Investment Committee
Aneel Bhusri ★				
Thomas F. Bogan				Member
Ann-Marie Campbell			Member	
Christa Davies	Chair			
Lynne M. Doughtie	Member	Member		
Carl M. Eschenbach				
Wayne A.I. Frederick, M.D.			Member	
Mark J. Hawkins	Member			
Michael M. McNamara	Member		Chair	
George J. Still, Jr. ★★		Chair	Member	Member
Jerry Yang		Member		Chair

★ = Chair of the Board   👤 = Chair

★★ = Lead Independent Director   👤 = Member

Audit Committee

Our Audit Committee is composed of Mses. Davies and Doughtie, and Messrs. Hawkins and McNamara, each of whom is independent and financially literate within the meaning of the Nasdaq Global Select Market rules. Ms. Davies is the Chair of the committee. Each of Mses. Davies and Doughtie, and Messrs. Hawkins and McNamara also satisfies the independence requirements of Rule 10A-3 of the Exchange Act. Mses. Davies and Doughtie, and Mr. Hawkins are each an Audit Committee financial expert, as that term is defined under SEC rules, and possess financial sophistication as defined under the rules of the Nasdaq Global Select Market. The designation does not impose on any of them any duties, obligations, or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board of Directors.

The Audit Committee met nine times during fiscal 2024. The committee is directly responsible for, among other things:

- selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;
- ensuring the independence of the independent registered public accounting firm;
- discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;
- establishing procedures for employees to submit concerns anonymously about questionable accounting or audit matters or alleged violations of our Code of Conduct or applicable laws;
- considering the adequacy of our internal controls and internal audit function;
- reviewing the development and implementation of disclosure controls and procedures with respect to ESG disclosures;
- overseeing our overall enterprise risk management framework and reviewing our major financial risk exposures, significant climate-related financial risks, cybersecurity, privacy, and other information technology risks, and processes to manage risk;
- overseeing our global ethics and compliance function;
- reviewing proposed waivers of the Code of Conduct for directors and executive officers;
- reviewing material related party transactions or those that require disclosure; and
- approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

The Audit Committee operates under a written charter that was adopted by our Board and satisfies the applicable standards of the SEC and the Nasdaq Global Select Market. The Audit Committee charter is available on our website at www.workday.com/audit-committee-charter.

Compensation Committee

Our Compensation Committee is composed of Ms. Doughtie and Messrs. Still and Yang, each of whom is independent within the meaning of the Nasdaq Global Select Market rules. Mr. Still is the Chair of our Compensation Committee. Each member of the committee is also a "non-employee director" under Rule 16b-3(b)(3)(i) of the Exchange Act and is free from any relationship that, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment as a Compensation Committee member.

The Compensation Committee met five times during fiscal 2024 and took action by unanimous written consent 12 times. The committee is responsible for, among other things:

- reviewing and approving, or recommending that our Board approve, the compensation of our executive officers;
- reviewing and recommending to our Board the compensation of our directors;
- reviewing and approving, or recommending that our Board approve, the terms of any employment arrangements with our executive officers;
- reviewing and approving the selection of peer companies used for compensation analysis;
- reviewing and approving, or recommending that our Board approve, any amendment of our recoupment policies and practices and stock ownership guidelines applicable to our Board and/or executive officers;
- administering our stock and equity incentive plans;

- reviewing and approving, or making recommendations to our Board with respect to, incentive compensation and equity plans;

- reviewing our strategies and policies related to human capital management, including belonging and diversity and employee engagement;

- reviewing our major compensation and human capital-related risk exposures; and

- reviewing our overall compensation philosophy.

The Compensation Committee operates under a written charter that was adopted by our Board and satisfies the applicable standards of the SEC and the Nasdaq Global Select Market. The Compensation Committee charter is available on our website at www.workday.com/compensation-committee-charter.

Nominating and Governance Committee

Our Nominating and Governance Committee is composed of Ms. Campbell and Messrs. Frederick, McNamara, and Still, each of whom is independent within the meaning of the Nasdaq Global Select Market rules. Mr. McNamara is the Chair of our Nominating and Governance Committee.

The Nominating and Governance Committee met five times during fiscal 2024. The committee is responsible for, among other things:

- identifying and recommending candidates for membership on our Board of Directors;

- reviewing and recommending our Corporate Governance Guidelines and policies;

- overseeing and periodically reviewing our policies and programs concerning environmental sustainability, social responsibility, and governance, as well as our participation and visibility as a global corporate citizen;

- overseeing significant risks related to ESG, including climate-related risks, and the steps management has taken to monitor or mitigate such risks;

- conducting an annual review of the independence of the non-employee directors and members of the Nominating and Governance Committee, the Audit Committee, and the Compensation Committee;

- reviewing and recommending the composition of our Board and its committees in light of the current needs of the Board, including determining whether it may be appropriate to add or remove directors after considering issues of judgment, diversity, age, skills, background, and experience;

- overseeing the process of evaluating the performance of our Board;

- reviewing any feedback received from stockholder engagement efforts and reviewing any proposals properly submitted by stockholders for action at annual meetings of stockholders and making recommendations to our Board regarding action to be taken in response to such proposals; and

- assisting our Board on other corporate governance matters.

The Nominating and Governance Committee operates under a written charter that was adopted by our Board and satisfies the applicable standards of the SEC and the Nasdaq Global Select Market. The Nominating and Governance Committee charter is available on our website at www.workday.com/nominating-governance-committee-charter.

Investment Committee

Our Investment Committee is composed of Messrs. Yang, Bogan, and Still. Mr. Yang is the Chair of our Investment Committee. Our Investment Committee is responsible for reviewing and approving, or recommending that the Board of Directors approve, certain mergers, acquisitions, joint ventures, and investments, and working with management to develop effective and scalable processes for the review and execution of such transactions. The Investment Committee met two times during fiscal 2024.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is, or at any time during the past year has been, an officer or employee of ours during the time on which they served on the Compensation Committee. None of our executive officers currently serve, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Considerations in Evaluating Director Nominees

The Nominating and Governance Committee is responsible for identifying, evaluating, and recommending candidates to the Board of Directors for Board membership, or the Board may conduct the process of identifying and evaluating Board candidates directly. A variety of methods are used to identify and evaluate director nominees, with the goal of maintaining and further developing an experienced and highly qualified Board. Candidates may come to our attention through current members of our Board, professional search firms, stockholders, or other persons.

The Nominating and Governance Committee will recommend to the Board for selection all nominees to be proposed by the Board for election by the stockholders, including approval or recommendation of a slate of director nominees to be proposed by the Board for election at each annual meeting of stockholders, and, if requested by the Board, will recommend all director nominees to be appointed by the Board to fill interim director vacancies.

The Board will be responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of stockholders. The Board may, either directly or upon the recommendation of the Nominating and Governance Committee, consider the minimum qualifications set forth below and such other factors as it may deem, from time to time, are in the best interests of Workday and our stockholders.

Director Qualifications

The Nominating and Governance Committee and the Board of Directors believe that candidates for director should have certain minimum qualifications, including, without limitation:

- demonstrated business acumen and leadership, and high levels of accomplishment;
- experience with high-growth companies and global public companies;
- ability to exercise sound business judgment and to provide insight and practical wisdom based on experience;
- commitment to understand Workday and its business, industry, and strategic objectives;
- integrity and adherence to high personal ethics and values, consistent with our Code of Conduct;
- ability to read and understand financial statements and other financial information pertaining to Workday;
- commitment to enhancing stockholder value;
- willingness to act in the interest of all stockholders; and
- for directors who are not current or former employees, independence under Nasdaq Global Select Market listing standards and other applicable rules and regulations.

In the context of the Board's existing composition, other requirements that are expected to contribute to the Board's overall effectiveness and meet the needs of the Board and its committees may be considered.

The Nominating and Governance Committee oversees each individual director's performance, the Board's performance, and the operation and composition of each committee. Also, a director is expected to spend the time and effort necessary to properly discharge such director's responsibilities. Accordingly, a director is expected to regularly attend meetings of the Board and committees on which such director sits, and to review prior to meetings material distributed in advance for such meetings. Thus, the number of other public company boards and other boards (or comparable governing bodies) on which a prospective nominee is a member, as well as his or her other professional responsibilities, will be considered. To help ensure that our directors devote sufficient time to carry out their duties and responsibilities effectively, our Corporate Governance Guidelines provide that each director may not serve on more than three other public company boards without prior approval of the Nominating and Governance Committee and that each director should engage in discussion with our Nominating and Governance Committee prior to accepting an invitation to serve on a public or for-profit private company board of directors.

When considering nominees, our Nominating and Governance Committee may take into consideration many factors including, among other things, a candidate's independence, integrity, financial and other business expertise, breadth of experience, relevant skills and whether their skills are complementary to those of our existing board, and experience in and knowledge about our business or industry. Additionally, although Workday does not have a formal diversity policy with regards to directors, Workday values diversity on a company-wide basis and endeavors to assemble a board with diverse perspectives and demographics (e.g., age, race, gender) and is in compliance with the board diversity requirements of Nasdaq. The committee does not assign specific weights to any particular criteria and reviews the candidate's qualifications in light of the specific needs of the Board at that time.

Director Tenure

We believe that a mix of long- and shorter-tenured directors contributes to the effectiveness of our Board of Directors. Long-tenured directors possess institutional knowledge and valuable historical insights into Workday's operations, while new directors bring fresh perspectives. In furtherance of this objective, the Board elected Messrs. Bogan, Frederick, and Hawkins within the last two fiscal years.

Under the Corporate Governance Guidelines, there are no limits on the number of three-year terms that may be served by a director. However, in connection with evaluating recommendations for nomination for re-election, director tenure is considered.

Director Onboarding and Continuing Education

Our director onboarding program is designed to familiarize new directors with our company, industry, culture, and policies in an effort to optimize their service on the Board of Directors. New directors receive orientation materials that provide them with important information about Workday, our Board, and the general roles and responsibilities of directors of publicly traded companies. Each new director also is invited to meet with our executives and other key members of senior management to gain a deeper understanding of Workday's business and operations.

We recognize the benefit of continuing education for our directors. Our executives, other key members of senior management, and outside experts, as appropriate, routinely speak at Board and committee meetings on topics impacting Workday, including emerging risks, industry trends, technological developments, and competitive challenges. We also encourage our directors to attend external educational programs and provide financial and administrative support for that purpose.

Board Evaluations

Our Board of Directors is committed to continuous improvement, and the annual Board and committee self-evaluations play critical roles in assessing the overall effectiveness of our Board and committees. Each director completes a written questionnaire that addresses the processes, structure, composition, and effectiveness of the Board and of each committee on which he or she sits. The results of the questionnaires are anonymized and provided to the Board and each committee, and Board and committee policies and practices are revised, as appropriate, based on the results of the evaluations.

Non-Employee Director Compensation

Under our current compensation practices, our non-employee directors receive equity compensation for their service as directors, which we believe reinforces alignment with our stockholders and is consistent with our overall compensation philosophy. Our Board of Directors has historically approved annual refresh grants for our non-employee directors in respect of their Board and committee service at levels recommended by our Compensation Committee. Our compensation practices for non-employee directors are reviewed annually by our Compensation Committee. In addition, our executive compensation consultant, Semler Brossy Consulting Group ("Semler Brossy"), analyzes the competitive position of our director compensation program against the peer group used to review our executive compensation and examines how our director compensation levels, practices, and design features compare to members of our compensation peer group. Our Compensation Committee reviews this peer group to assess our director compensation against companies that have a similar size and growth trajectory as Workday and have similar business characteristics, such as companies focused on cloud applications or enterprise software. You can find additional information on our compensation peer group in the "Compensation Discussion and Analysis" section included elsewhere in this Proxy Statement.

During fiscal 2024, in accordance with the practices described above, our Compensation Committee reviewed our non-employee director compensation program and recommended that the Board maintain the annual refresh grant of restricted stock units ("RSUs") to our non-employee directors and to the Chair, Vice Chair, Lead Independent Director, and Committee members at the same levels disclosed in our 2023 Proxy Statement, which are set forth in the table below. The number of RSUs awarded to each director is determined by dividing the value of RSUs approved by the

Board for each director by the trailing 20-day simple moving average stock price of Workday's Class A common stock, calculated using the 20 trading days prior to the date of grant. These equity awards vest in one annual installment on May 5th of the year following the year of grant, assuming continuous service through the vest date.

Grant Type	Annual RSU Award
Non-Employee Director	$ 320,000
Chair of the Board	50,000
Vice Chair of the Board and Lead Independent Director	50,000
Chair of the Audit Committee	75,000
Member of the Audit Committee	37,500
Chair of each of the Board's other Committees	50,000
Member of each of the Board's other Committees	25,000

Additionally, upon joining our Board, a non-employee director will generally be granted an initial equity award in connection with his or her appointment to the Board. New directors joining our Board between annual meetings may also receive a pro-rated annual grant. Our 2022 Equity Incentive Plan provides that a continuing non-employee director may receive awards representing no more than $750,000 total value in any calendar year, and a newly appointed non-employee director may receive awards up to $1,750,000 in total value in the calendar year in which the individual first becomes a non-employee director, provided that any initial award granted in connection with the commencement of his or her initial service as a non-employee director shall not exceed $1,000,000 in value.

Consistent with the above, in fiscal 2024, the Compensation Committee granted awards to the non-employee directors as set forth in the following table. We also reimburse directors for travel expenses incurred in connection with attendance at Board meetings and other Workday events and for expenses incurred for continuing education related to their service as directors. Other than as set forth in the table below, in fiscal 2024, we did not pay any cash compensation or other fees to, make any equity awards or non-equity awards to, or pay any other compensation to any person who served as a non-employee director for all or a portion of fiscal 2024 in respect of their service as members of our Board.

Name	Grant Date	Number of Shares Subject to RSU Award[1]	Value of RSU Award on the Date of Grant[2]	Total Compensation
George J. Still, Jr. (Vice Chair)	6/22/2023	2,226	$ 491,946	$ 491,946
Thomas F. Bogan	6/22/2023	1,634	361,114	361,114
Ann-Marie Campbell	6/22/2023	1,634	361,114	361,114
Christa Davies	6/22/2023	1,989	439,569	439,569
Lynne M. Doughtie	6/22/2023	1,811	400,231	400,231
Wayne A.I. Frederick, M.D.	6/22/2023	1,515	334,815	
	10/5/2023[3]	107	21,950	356,765
Mark J. Hawkins	3/5/2023[4]	4,011	768,307	
	6/22/2023	1,515	334,815	
	10/5/2023[5]	161	33,028	1,136,150
Michael M. McNamara	6/22/2023	1,930	426,530	426,530
Lee J. Styslinger III	6/22/2023[6]	1,693	374,153	374,153
Jerry Yang	6/22/2023	1,870	413,270	413,270

(1) RSU awards shown in the table above vested in full on May 5, 2024, other than as indicated in the following footnotes. The following table provides information regarding outstanding equity awards held by non-employee directors as of January 31, 2024:

Name	RSU AWARDS	
	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[i]
George J. Still, Jr.	2,226	$ 647,922
Thomas F. Bogan	1,850	538,480
	1,634	475,608
Ann-Marie Campbell	1,634	475,608
Christa Davies	1,989	578,938
Lynne M. Doughtie	919	267,493
	1,811	527,128
Wayne A.I. Frederick, M.D.	3,280	954,710
	1,515	440,971
	107	31,144
Mark J. Hawkins	4,011	1,167,482
	1,515	440,971
	161	46,862
Michael M. McNamara	1,930	561,765
Jerry Yang	1,870	544,301

(i) The market value of unvested RSUs is calculated by multiplying the number of unvested shares held by the applicable director by the closing price of our Class A common stock on January 31, 2024, the last trading day of our fiscal year, which was $291.07.

(2) The amounts included in the "Value of RSU Award on the Date of Grant" column represent the aggregate grant date fair value of the RSU awards calculated in accordance with Financial Accounting Standards Board, Accounting Standards Codification ("ASC") Topic 718. The grant date fair value of each RSU award is measured based on the closing price of our Class A common stock on the date of grant. These amounts do not reflect the actual economic value that may ultimately be realized by the directors.

(3) Dr. Frederick was granted RSUs on October 5, 2023, in the amount of $25,000 in connection with his appointment as a member of our Nominating and Governance Committee.

(4) Mr. Hawkins was granted RSUs on March 5, 2023, in the amount of $750,000 in connection with his appointment to our Board, one-fourth of which vested on March 5, 2024, and the balance of which will vest in equal installments over the following 12 quarters, assuming continuous service through the applicable vesting dates.

(5) Mr. Hawkins was granted RSUs on October 5, 2023, in the amount of $37,500 in connection with his appointment as a member of our Audit Committee.

(6) Mr. Styslinger, who resigned from our Board on September 7, 2023, continues to provide services to Workday as an advisor. As such, his RSU award vested in full on May 5, 2024 in accordance with the terms of the grant.

Communications with the Board of Directors

Stockholders and other interested parties wishing to communicate about bona fide issues or questions with the Board of Directors or with an individual member of the Board may do so by writing to the Board or to the particular member of the Board, care of the Corporate Secretary at generalcounsel@workday.com or by mail to the Corporate Secretary, Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California 94588. The communication should indicate that it contains a stockholder or interested party communication. All such communications will be forwarded to the director or directors to whom the communications are addressed. Workday will generally not forward to the Board a communication that it determines to be primarily commercial in nature or related to an improper or irrelevant topic, or that requests general information about Workday.

Stockholder Recommendations for Nominations to the Board of Directors

The Nominating and Governance Committee will consider properly submitted stockholder recommendations for candidates for our Board of Directors who meet the minimum qualifications as described above. A stockholder of record can nominate a candidate for election to the Board by complying with the procedures in Article I, Section 1.12 of our Bylaws. Any nomination should be sent in writing to the Corporate Secretary, Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California 94588. Submissions must include the full name of the proposed nominee, complete biographical information, a description of the proposed nominee's qualifications as a director, other information specified in our Bylaws and Rule 14a-19, and a written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. These candidates are evaluated at meetings of the Nominating and Governance Committee and may be considered at any point during the year.

All proposals of stockholders that are intended to be presented by such stockholder at an annual meeting of stockholders must be in writing and notice must be delivered to the Corporate Secretary at the principal executive offices of Workday not later than the dates described below under "Additional Information — Stockholder Proposals for 2025 Annual Meeting."

RESPONSIBLE BUSINESS PRACTICES

ESG* Oversight and Governance

We believe that strong oversight and governance of ESG contributes to Workday's long-term success and allows us to make positive impacts in the environment and in the communities in which we operate. Our ESG program is implemented across our business and includes board and board committee oversight, executive-level leadership, and subject-matter experts who lead our ESG efforts across the company.



Board of Directors
Oversight of ESG Program including priorities, goals, performance, risks, and key metrics

Nominating & Governance Committee
- Oversight and review of policies and programs concerning environmental sustainability, social responsibility, and governance, as well as Workday participation and visibility as a global corporate citizen
- Review and discussion with management on ESG strategy, initiatives. policies, and progress

Audit Committee
Oversight of global ethics and compliance function

Compensation Committee
Oversight over human capital management, including belonging and diversity and employee development

Executive Management
Our Chief People Officer, Chief Diversity Officer, and CEO regularly update our Board and Compensation Committee on human capital matters and seek their input on various ESG issues.

Chief People Officer
Responsible for human capital strategy including human resources, global impact, and employee development, engagement and well-being

Chief Diversity Officer
Responsible for the development and execution of Workday's inclusion, belonging, and diversity programs and strategy

ESG Steering Committee
- Executive sponsors: Chief Legal Officer and Chief Financial Officer
- Reports to the Board at least annually on environmental sustainability matters and progress towards the company's ESG goals and initiatives and status with ESG regulatory reporting requirements
- Responsible for formalizing Workday's ESG strategy, goals, and structure
- Includes representatives from Legal, Finance, and Internal Audit functions

ESG Task Force
- Meets regularly and supports the ESG Steering Committee
- Consists of Chief Sustainability Officer, Chief Responsible AI Officer, Chief Philanthropy Officer, Senior Vice President of Total Rewards, and other subject-matter experts in sustainability, equity and belonging, compensation, talent and culture, workforce development, philanthropy, corporate governance, product innovation and customer satisfaction, communication, privacy and data security, and responsible AI
- Responsible for day-to-day execution of ESG priorities

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* Our goals are aspirational and may change. Statements regarding our goals are not guarantees or promises that they will be met. Content available at websites and in documents referenced in this section are not incorporated herein and are not part of this Proxy Statement.

Our People

When Workday was founded in 2005, co-founders Aneel Bhusri and David Duffield wanted to make one thing clear: culture comes first. With a strong belief that happy employees lead to happy customers, maintaining a strong culture of inclusivity, belonging, and fun was integral to the foundation of Workday. This culture-first philosophy has helped shape Workday into the global leader that it is today, and our people continue to be a top priority.

Our Values


Employees


Customer Service


Innovation


Integrity


Fun


Profitability

Our core values give us a framework for leadership, daily decisions, and employee satisfaction, and help us enjoy our time at work. Staying true to our values has helped to preserve our culture, even virtually, and has guided our decisions to help protect and take care of our people, our customers, and our communities.

Total Rewards

Our compensation philosophy is designed to establish and maintain a fair and flexible compensation program that attracts and rewards talented individuals who possess the skills necessary to support our near-term objectives, create long-term value for our stockholders, grow our business, and assist in the achievement of our strategic goals. We believe that providing employees with competitive pay, ownership in the company, and a wide range of benefits is fundamental to employees feeling valued, motivated, and recognized for their contributions. Equity ownership is a key element of our compensation program, allowing employees to share in Workday's successes and aligning the interests of our employees with our stockholders. Additionally, our total rewards package includes a cash bonus program, an employee stock purchase plan, healthcare and retirement benefits, paid time off, family leave, and other wellness programs. We also offer specialized benefits such as a holistic global mental and emotional health program, onsite and virtual healthcare resources, a financial wellness program, and support for fertility options and new parents, as well as reimbursement of adoption costs.

Belonging and Diversity

We strive to be a workplace where all employees are valued for their unique perspectives and where we all collectively contribute to Workday's success and innovation. Belonging and Diversity helps us cultivate an equitable and inclusive environment for all. Whether it's through creating resources and initiatives that enable and strengthen our culture, building inclusive products and technology, or hiring and developing diverse talent, our vision is to Value Inclusion, Belonging, and Equity ("VIBE") for all.

As a part of our ongoing commitment to VIBE, we track progress and plan for the future by using our internally developed products to bring diversity- and inclusion-related data into one centralized location and inform our belonging and diversity strategy. Through these products, we can assess, measure, benchmark, and manage diversity and inclusion as well as empower our leaders to create belonging and diversity plans and measure performance and outcomes across areas such as hiring, development, and employee experience. Looking at our diversity data, we continue to make strides in our representation. As of January 31, 2024, women represented 42% of our global employees and 38% of our leadership positions globally, and underrepresented minorities (defined as those who identify as Alaskan native, American Indian, Black, Latinx, Native Hawaiian, Other Pacific Islander, and/or two or more races) represented 14% of our U.S. employees and 10% of our leadership positions in the U.S.

Learning and Development

Our employees tell us they are most engaged when they are continuously being exposed to new things, empowered to build new skills, and feel that their work makes an impact. Learning experiences begin right from the moment employees start at Workday to help them onboard and get acquainted with Workday culture, business, and technology. We offer a number of educational resources, development opportunities, and a support community to guide employees throughout their Workday careers. For example, we developed Career Hub which helps our employees share skills and interests and receive relevant connections, curated learning content, and recommended jobs to help them on their career journeys. Using Workday AI, Career Hub provides workers with suggestions to grow their skills and capabilities and encourages them to build a plan as they explore opportunities for continued career development.

Additionally, to foster a strong culture of compliance and ethics, we conduct annual compliance and ethics training of our Code of Conduct for all employees. In fiscal 2024, we had a 100% completion rate for our annual Code of Conduct training.

Communication and Engagement

Our culture and how we treat people are paramount at Workday, and we believe that being transparent and facilitating information sharing are key to our success. Workday leverages multiple communication channels to engage and inform employees, including company meetings, town halls, internal websites, and social collaboration tools. We also use Workday Peakon Employee Voice to collect feedback in real time from our employees and turn that feedback into dialog and action. Since we introduced Workday Peakon Employee Voice in fiscal 2022, employees have provided over 486,000 confidential comments on the platform through weekly surveys and 95% of our employees have taken part in at least one survey, which reflects strong engagement by our employees. We receive data points from these surveys that help us identify actions to take to improve our company and our culture.

Buoyed by the opportunities offered by our own technology, our talent strategy philosophy puts employees at the center of their own career and performance journey by providing them the tools and framework to further their careers. We have done this by establishing a clear philosophy and set of expectations. Every employee receives enablement on our performance and growth philosophy, what's expected of them, and how to leverage these practices to ensure their own personal success and career growth at Workday. Our talent and performance dashboard provides a snapshot view of performance-related tasks, with a visual summary of goals, feedback, and growth opportunities. Employees can take action to update their contributions, capabilities, career, and connections using the quick links provided in the dashboard.

Health, Safety, and Wellbeing

At Workday, we take a holistic approach to our employees' wellbeing and have created wellbeing programs that focus on four core dimensions: Physical; Mental and Emotional; Financial; and Social and Flex. These programs go beyond traditional medical benefits and wellness offerings and allow employees to focus on their personal wellness goals as well as their mental health.

Our Customers

Products

In line with our core values of customer service and innovation, we have increased our focus and technology investments to help customers advance their ESG goals using Workday. Our solutions aim to enable leaders to collect data from across the organization, build strategy frameworks, help ensure the organization is audit ready, report with confidence, and plan for the future. Workday aims to deliver key people, finance, and supply chain insights and processes to help customers stay on top of their sustainability initiatives and reporting. For example, Workday offers an adaptable platform that is designed to enable companies to manage their emissions reduction strategy and a supplier sustainability solution that is designed to help customers improve the sustainability and resilience of their supply chains.

Trust and Ethics

When it comes to innovation, we build with trust top of mind. Our customers expect us to create and deliver products with integrity, and because of that, privacy, ethics, and security have been embedded into Workday's design since day one. We are focused on delivering unparalleled security and data privacy across all aspects of the Workday service. This includes complying — and helping our customers comply — with various international privacy regulations and staying true to our privacy-by-design principles. By providing a consistent security model, employing industry-leading safeguards, and continuously monitoring our service, we prioritize the safeguarding of our customers' data. In addition to our commitment to privacy in the products we deliver, we believe privacy is a fundamental right. We are a leader in the enterprise cloud sector and work constructively with policymakers to advance a modern legal framework that protects individuals and enhances understanding and trust in technology around the world.

At Workday, we understand that AI is an exciting and transformative technology, which also presents risks for unintended consequences. We are committed to building responsible, trustworthy AI solutions and we look to our core values of integrity and innovation to define our approach. We believe in the power of AI to unlock human potential, drive business value, and enable our customers and their employees to focus on strategic and fulfilling work. We are all in on developing AI solutions that solve real business problems and give our customers a competitive advantage, and we understand what it takes to build and maintain trust in these technologies.

Since 2019, we have publicly committed to an ethical AI approach. In 2022, when we invested in a dedicated Responsible AI ("RAI") team, we updated our Ethical AI principles to drive alignment across the company as we began building our RAI governance program. In alignment with our core values, we aspire to develop products that:



Amplify Human Potential



Positively Impact Society



Champion Transparency and Fairness



Deliver on our Commitment to
Data Privacy and Protection

To operationalize our Ethical AI principles, we have built a robust RAI program that includes an AI risk evaluation tool that is used for new AI technologies we develop, a RAI advisory board to support and guide the RAI program, and a dedicated RAI team that is led by our Chief Responsible AI Officer.

As organizations navigate the changing world of work, we aim to enhance their experiences across finance and HR using AI to help elevate human capabilities. Our Ethical AI principles serve as the cornerstone of our work in this space and guide us in the development of AI technologies that help drive positive societal outcomes and expand growth opportunities for our customers and their employees.

Our Communities

Workday is committed to caring for people and the planet, and we focus on sustainability efforts that support our commitments to our stakeholders and align with our core values. We believe that doing good is good for business, and we aim to positively impact the communities where we live and work in alignment with our commitments to all of our stakeholders. In light of today's global challenges, innovation plays a key role in doing our part to help solve some of the world's toughest problems.

Sustainability

Workday provides our more than 10,000 customers with a carbon-neutral cloud. In fiscal 2021, we achieved net-zero carbon emission across our offices, data centers, and business travel. We achieved this ongoing milestone through a combination of operational efficiency, procurement of renewable electricity equal to 100% of our consumption, and investing in high-quality carbon credit projects. Starting in fiscal 2022, our net-zero scope included public cloud emissions*. In fiscal 2023, our ambitious science-based targets, which are consistent with keeping global warming to 1.5°C above pre-industrial levels, were approved by the Science Based Targets initiative.

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*   Public cloud emissions include the Scope 1 and 2 market-based emissions reported by our public cloud providers and allocated to Workday's Scope 3 Purchased Goods and Services. Fiscal 2022 is the first year we included public cloud emissions in the calculation as data for prior years were unavailable.

With this commitment, we are taking our next steps toward minimizing our impact on the planet and helping our world transition to a net-zero future by 2050. We are continuing our efforts towards our goals to:

- continue annually sourcing 100% renewable electricity through fiscal 2030;
- reduce absolute Scope 3 business travel GHG emissions by 25% by fiscal 2026 from a fiscal 2021 base year; and
- have 70% of our suppliers by spend covering purchased goods & services and capital goods have science-based targets by fiscal 2026.

Since setting our science-based targets, we have taken the following initiatives towards our commitments:

- We match 100% of the electricity we use at our offices and data centers globally with clean, renewable sources.
- We have made significant investments towards decarbonizing the aviation industry, including joining the Sustainable Aviation Buyers Alliance, and focused on accelerating the path to decarbonizing aviation and driving investment in and adoption of sustainable aviation fuel. We also engaged the Workday travel team to launch employee awareness campaigns to help us reduce unnecessary business travel.
- We invested in a solution to support Workday and customers in addressing Scope 3 emissions, and began implementing our Workday supplier sustainability solution to manage supplier emissions and engage suppliers.

In fiscal 2024, we announced our partnership with Frontier, an advance market commitment that aims to accelerate the development of carbon removal technologies by guaranteeing future demand for them. While we continue to focus on our carbon management strategy of avoiding emissions, increasing efficiency, and utilizing carbon-free energy sources, we are also transitioning to permanent carbon removal to mitigate residual emissions in order to achieve long-term decarbonization. In fiscal 2023, we engaged a third-party to complete a climate risk assessment and scenario analysis to identify our climate risks and opportunities in accordance with the recommendations from the Task Force on Climate-Related Financial Disclosures. The information from this analysis will help us to better understand the resilience of our business strategy, and help us inform our investors, leaders, and communities.

Community Outreach

We believe in doing good for the greater good, and our pledge to create opportunity for all helps to guide our strategic approach to making a positive social impact in the communities where we live and work. We believe that talent is everywhere, but opportunity is not. Skills, education, and experience are gained in a variety of ways that are often not recognized in the traditional recruiting process. Talent acquisition at Workday ensures there is intentionality about weaving VIBE throughout our hiring practices to ensure an inclusive and equitable experience for all. We also invest in leading workforce development organizations who provide direct training and employment opportunities for candidates facing barriers to employment through our Opportunity Onramps programs.

On top of our strategic, company-led social impact and employee volunteerism efforts, we also believe that giving back is even more rewarding when people get to make an impact through their favorite causes. We encourage and support employee giving and volunteering through programs such as our charitable donation matching gift program, our paid time off benefit for employees to volunteer and give back to their communities, and our team volunteer experience, where employee teams of five or more can volunteer with a charity partner of their choice and receive a grant.

Additional information about our environmental and social strategies and programs can be found in our Global Impact Report at globalimpact.workday.com.

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed under "Executive Compensation" and "Non-Employee Director Compensation," respectively, we describe below transactions for fiscal 2024 in which Workday has been a participant, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers, or holders of more than 5% of our Class A common stock, or any immediate family member of, or person sharing the same household with, any of these individuals, had or will have a direct or indirect material interest.

Stock Voting Agreement

Messrs. Duffield and Bhusri, our co-founders, have entered into a stock voting agreement with each other and Workday. This agreement applies to all Class B common stock owned from time to time by our co-founders and each of their permitted transferees, which represents approximately 70% of the outstanding voting power of our capital stock as of April 19, 2024.

Relationship with Incline Alchemy, Inc.

As of April 19, 2024, Mr. Duffield held approximately 41.5% of the outstanding capital stock of Incline Alchemy, Inc., a company majority-owned by Mr. Duffield's son, Mike Duffield, a former employee of Workday. Incline Alchemy is part of a network of partners who provide implementation services for Workday's customers. During fiscal 2024, Workday paid $273,253 to Incline Alchemy for the provision of professional services to Workday customers and related expenses. In fiscal 2024, Incline Alchemy made payments to Workday in the amount of $231,293 for training hours and tools, as well as fees paid to Workday for professional service hours. Additionally, Incline Alchemy is a customer of Workday and made customer payments to Workday in the amount of $291,000 in fiscal 2024. These transactions were based on arms-length agreements entered into in the ordinary course of business.

Real Estate Lease

In fiscal 2024, we leased certain office space in Incline Village, Nevada under a lease agreement with Nevada Pacific Development Corporation ("NPD"), an affiliate of Mr. Duffield, which expires August 31, 2026. During fiscal 2024, Workday paid $158,421 to NPD, including $92,733 in fixed rent and $65,688 in operating expenses.

Employment Arrangements with Immediate Family Members of Our Executive Officers and Directors

Christina Erickson, a sister-in-law to James J. Bozzini, our Executive Director of Enterprise Transformation and former Chief Operating Officer, has been employed by us since June 2015. She currently serves as a Senior Environments Update Validation Analyst. During fiscal 2024, Ms. Erickson had total cash compensation, including base salary and other cash compensation, of $166,158.

Diep Romano, a sister-in-law to Mr. Bozzini, has been employed by us since February 2021. She currently serves as a Senior Financial Analyst. During fiscal 2024, Ms. Romano had total cash compensation, including base salary and other cash compensation, of $184,194.

John Still, a son of George Still, a member of our Board of Directors and Lead Independent Director, has been employed by us since October 2017. He currently serves as a Senior Manager, Marketing Advisory. During fiscal 2024, Mr. Still had total cash compensation, including base salary and other cash compensation, of $201,105.

The salary and bonus levels of Mses. Erickson and Romano and Mr. Still were based on reference to internal pay equity when compared to the compensation paid to employees in similar positions who were not related to our executive officers and directors. They also received equity awards on the same general terms and conditions as applicable to other employees in similar positions who were not related to our executive officers and directors.

Relationship with Aon, plc

Ms. Davies, one of our directors, is the Chief Financial Officer and Executive Vice President of Global Finance of Aon plc. Aon is a customer of Workday and made payments to Workday of $16,933,689 in fiscal 2024. These transactions were based on arms-length agreements entered into in the ordinary course of business.

Relationship with The Home Depot, Inc.

Ms. Campbell, one of our directors, is Senior Executive Vice President of U.S. Stores and International Operations at The Home Depot, Inc. The Home Depot is a customer of Workday and made payments to Workday of $23,249,497 in fiscal 2024. These transactions were based on arms-length agreements entered into in the ordinary course of business.

Relationship with Howard University

Dr. Frederick, one of our directors, was President of Howard University through August 2023. Howard University is a customer of Workday and made payments to Workday of $7,230,709 in fiscal 2024. These transactions were based on arms-length agreements entered into in the ordinary course of business.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our Bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Subject to certain limitations, our Bylaws also require us to advance expenses incurred by our directors and officers.

Statement of Policy Regarding Related Party Transactions

We have adopted a written related-party transactions policy which provides that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of the foregoing (each a "related party") are not permitted to enter into a material related party transaction with us without the review, consideration, and approval or ratification of the disinterested members of the Audit Committee. For this policy, a material related party transaction is defined as a transaction with a related party in which the amount involved exceeds $120,000, or contributions to affiliated charities above $50,000. In approving or rejecting any proposed related party transaction, we expect that our Audit Committee will consider the relevant facts and circumstances available and deemed relevant to the committee in determining whether such transaction is fair to Workday and in the best interest of all of our stockholders, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances; the extent of the related party's interest in the transaction; the benefits that the transaction provides to us; and whether the transaction was undertaken in the ordinary course of business.

REPORT OF THE AUDIT COMMITTEE

This report of the audit committee is required by the Securities and Exchange Commission ("SEC") and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended ("Securities Act"), or under the Securities Exchange Act of 1934, as amended ("Exchange Act"), except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

With respect to Workday's financial reporting process, the management of Workday is responsible for (1) establishing and maintaining internal controls and (2) preparing Workday's consolidated financial statements. Workday's independent registered public accounting firm, Ernst & Young LLP ("EY"), is responsible for performing an independent audit of Workday's consolidated financial statements and issuing opinions on the conformity of those audited financial statements with United States generally accepted accounting principles and the effectiveness of Workday's internal control over financial reporting. It is the responsibility of the Audit Committee to oversee these activities. The Audit Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of Workday's financial statements.

The Audit Committee has reviewed and discussed the audited financial statements for fiscal 2024 with Workday's management and EY, as well as management's assessment and EY's evaluation of the effectiveness of Workday's internal control over financial reporting as of January 31, 2024. The Audit Committee has also discussed with EY the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB").

The Audit Committee also has received and reviewed the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding EY's communications with the Audit Committee concerning independence and has discussed with EY its independence from Workday.

Based on our review and discussions with Workday's management and EY, we recommended to the Board of Directors that the audited consolidated financial statements be included in Workday's Annual Report on Form 10-K for fiscal 2024 for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors:

Christa Davies (Chair)
Lynne M. Doughtie
Mark J. Hawkins
Michael M. McNamara

EXECUTIVE OFFICERS AND OTHER EXECUTIVE MANAGEMENT

The following table provides certain information about Workday's executive officers and other executive management as of May 7, 2024.

Executive Officers	Age	Current Position(s) with Workday
Carl M. Eschenbach	57	Chief Executive Officer and Director
Aneel Bhusri	58	Co-Founder and Executive Chair
Sayan Chakraborty	56	Co-President
Douglas A. Robinson	52	Co-President
Zane Rowe	53	Chief Financial Officer
Richard H. Sauer	61	Chief Legal Officer, Head of Corporate Affairs, and Corporate Secretary

Other Executive Management		
Patrick Blair	53	President, Global Sales
James J. Bozzini	56	Executive Director, Enterprise Transformation
Emma Chalwin	50	Chief Marketing Officer
Josh DeFigueiredo	48	Chief Information Security Officer
Ashley D. Goldsmith	51	Chief People Officer
Rani Johnson	49	Chief Information Officer
Alejandro Mayer	46	Chief Strategy and Business Operations Officer
Sheri Rhodes	55	Chief Customer Officer
David Somers	51	Chief Product Officer
Carin Taylor	58	Chief Diversity Officer

Executive Officers

CARL M. ESCHENBACH
Chief Executive Officer and Director



Carl M. Eschenbach has been our Chief Executive Officer since February 2024 after serving as our Co-Chief Executive Officer since December 2022. Mr. Eschenbach was a general partner at Sequoia Capital Operations, LLC, a venture capital firm, from 2016 to December 2022, where he currently serves as a venture partner. Prior to that, Mr. Eschenbach spent 14 years at VMware, Inc., a leading innovator in enterprise software, where he held a number of leadership roles in operations, most recently as its President and Chief Operating Officer from 2012 to 2016. Prior to that, Mr. Eschenbach held various sales management positions with Inktomi Corporation, 3Com Corporation, Lucent Technologies, Inc., and EMC Corporation. Mr. Eschenbach served as a director of Aurora Innovation, Inc. from March 2019 to March 2023, UiPath, Inc. from December 2020 to March 2023, Zoom Video Communications, Inc. from 2016 to January 2023, and Snowflake Inc. from May 2019 to April 2023. He has served as a director of Palo Alto Networks, Inc. since 2013.

ANEEL BHUSRI

Co-Founder and Executive Chair



Aneel Bhusri co-founded Workday in 2005 and has served as a Director since then, including as Chair from 2012 to 2014 and from April 2021 to the present. He is our Executive Chair and was our Co-Chief Executive Officer from August 2020 through January 2024 after serving as Chief Executive Officer since 2014. Mr. Bhusri also served as Co-Chief Executive Officer from 2009 to 2014 and as President from 2007 to 2009. From 1993 to 2004, Mr. Bhusri held a number of senior management positions with PeopleSoft, Inc., including Vice Chairman of its board of directors from 1999 to 2002. Mr. Bhusri is currently an advisory partner at Greylock Partners, a Silicon Valley venture capital firm that he has been associated with since 1999, and prior to that time worked at Norwest Venture Partners and Morgan Stanley. He has served as a director of General Motors Company since October 2021 and currently serves as a director of the Workday Foundation. He served as a director of Intel Corporation from 2014 to November 2019 and of Pure Storage, Inc. from 2010 to 2018.

SAYAN CHAKRABORTY

Co-President



Sayan Chakraborty joined Workday in May 2015 through our acquisition of GridCraft, Inc. and currently serves as our Co-President. Mr. Chakraborty was our Executive Vice President, Product and Technology from October 2021 to February 2023, Executive Vice President, Technology from December 2019 to October 2021, Senior Vice President of Technology from 2017 to December 2019, and Vice President, Software Development from 2015 to 2017. Prior to joining Workday, he co-founded Gridcraft in 2013 and served as its Chief Operating Officer until its acquisition by Workday. Mr. Chakraborty received a bachelor's degree and master's degree in aerospace engineering from the Massachusetts Institute of Technology.

DOUGLAS A. ROBINSON

Co-President



Douglas A. Robinson joined Workday in 2010 and currently serves as our Co-President, a role he has held since November 2021. Since joining Workday, Mr. Robinson has served in a variety of leadership roles within our sales organization, including Executive Vice President, Global Sales from February 2021 to November 2021; Senior Vice President, Sales-Americas from May 2018 to February 2021; Group Vice President, Sales from 2016 to May 2018; Vice President, North America Sales Strategy from 2016 to 2016; and earlier as a regional sales vice president and regional sales director. Prior to joining Workday, Mr. Robinson was in various sales roles at Oracle Corporation and PeopleSoft, Inc. Mr. Robinson received a bachelor's degree in finance and management information systems from Ohio University.

ZANE ROWE
Chief Financial Officer



Zane Rowe joined Workday in June 2023 and serves as our Chief Financial Officer. Prior to joining Workday, Mr. Rowe was executive vice president and Chief Financial Officer of VMware from 2016 until June 2023, where he oversaw the company's finance and accounting functions, and led the strategy and corporate development team. He also served as interim Chief Executive Officer of VMware from February 2021 to May 2021. Prior to VMware, Mr. Rowe served as Executive Vice President and Chief Financial Officer at EMC Corporation from 2014 to 2016, Vice President of North American Sales of Apple Inc. from 2012 to 2014, and Chief Financial Officer of United Continental Holdings, Inc. from 2010 to 2012. Mr. Rowe has served on the board of directors of eBay Inc. since February 2024, and served on the board of directors of Sabre Corporation from 2016 until February 2024. Zane holds a bachelor's degree from Embry-Riddle Aeronautical University and a master's degree in business administration from San Diego State University.

RICHARD H. SAUER
Chief Legal Officer, Head of Corporate Affairs, and Corporate Secretary



Richard H. Sauer joined Workday in September 2019 and currently serves as our Chief Legal Officer, Head of Corporate Affairs, and Corporate Secretary, a role he has held since April 2021. He was our Executive Vice President, General Counsel, and Corporate Secretary from September 2019 to April 2021. Prior to joining Workday, Mr. Sauer was at Microsoft Corporation for over 20 years, where he served in several senior legal positions, most recently as Vice President and Deputy General Counsel, Artificial Intelligence, Research, and Human Rights from June 2018 to September 2019, and as Corporate Vice President and Deputy General Counsel, Global Sales, Marketing, and Operations from 2013 to May 2018. Prior to joining Microsoft in 1999, Mr. Sauer was an attorney at Sullivan & Cromwell LLP. Mr. Sauer received a bachelor's degree from Bowling Green State University and a juris doctor degree from American University's Washington College of Law.

Other Executive Management

Patrick Blair joined Workday in February 2022 and has served as President, Global Sales since February 2023 and served as President, Americas Sales from February 2022 to February 2023. Prior to joining Workday, from March 2021 to February 2022, Mr. Blair served as President of CRM at C3. AI, Inc., where he led the company's global CRM business. Prior to that, he was Chief Revenue Officer from September 2020 to March 2021 and Executive Vice President from May 2019 to August 2020 at Yext, Inc., a cloud-based digital knowledge management platform, and was Senior Vice President of Sales at Palo Alto Networks from 2017 to April 2019. Mr. Blair held various sales leadership positions at Salesforce from 2007 to 2017, most recently as Executive Vice President, Sales. Mr. Blair received a bachelor's degree of science from Cornell University.

James J. Bozzini joined Workday in 2007 and currently serves as our Executive Director of Enterprise Transformation, a role he has held since February 2024. Since joining Workday, Mr. Bozzini has served as our Chief Operating Officer from 2017 through January 2024, and led our services and operations organizations, including as Executive Vice President, Customer Operations from 2015 until 2017 and Senior Vice President, Services from 2014 until 2015. Prior to joining Workday, Mr. Bozzini served as Chief Operating Officer at Evolve Software Inc., which provides service industry software, and he held a number of senior management positions at PeopleSoft, Inc, including Senior Vice President of Services. Mr. Bozzini received a bachelor's degree in business administration from California State University, Chico.

Emma Chalwin joined Workday in July 2023 and serves as our Chief Marketing Officer. Prior to joining Workday, Ms. Chalwin was executive vice president of Field Marketing at Salesforce, where she was responsible for creating go-to-market plans, driving brand awareness and messaging, as well as leading demand generation globally. Earlier, she held global brand and marketing leadership positions at Macrovision, McAfee, and Adobe. Ms. Chalwin earned a bachelor's degree in European Business Studies from the University of West London, England, and is a U.S. Marketing Academy Fellowship Scholar.

Josh DeFigueiredo joined Workday in 2010 and has served as our Chief Information Security Officer since April 2018. Mr. DeFigueiredo is responsible for leading all aspects of Workday's global cybersecurity program. He works with all levels of management, providing regular guidance to our executives and updates to our Audit Committee and Board of Directors on the cyber threat landscape and our security and risk posture. From 2016 to April 2018, Mr. DeFigueiredo served as our Vice President and Chief Trust Officer, responsible for building and developing the external-facing global team supporting our go-to-market efforts. Prior to joining Workday, Mr. DeFigueiredo served as Manager of Enterprise Risk Management at Yahoo! From 2008 to 2010. Mr. DeFigueiredo received a bachelor's degree in management information systems from California Polytechnic State University, San Luis Obispo.

Ashley D. Goldsmith joined Workday in 2013 and has served as our Chief People Officer since that time. From 2010 to 2013, Ms. Goldsmith was Chief Human Resources Officer and Executive Vice President at Polycom, Inc. Prior to that, she was Senior Vice President of Human Resources, Corporate Communications, and Environmental Health and Safety for the Tissue Diagnostics Division of F. Hoffmann-La Roche AG; Chief Human Resources Officer at Ventana Medical Systems, Inc.; and held a number of human resources roles at The Home Depot, Inc. Ms. Goldsmith holds a bachelor's degree in psychology from Vanderbilt University, a master's degree in business administration from the Kellogg School of Management at Northwestern University, and a master's degree in human resource development from Georgia State University.

Rani Johnson joined Workday in March 2023 and has served as our Chief Information Officer since that time. From October 2022 to March 2023, Ms. Johnson was Chief Information Officer at Cloud Software Group. Prior to that, she was Senior Vice President and Chief Information Officer at TIBCO and at SolarWinds from October 2020 to September 2022 and from 2017 to October 2020, respectively. Ms. Johnson holds a bachelor's degree in computer science and general engineering from Spelman College and a bachelor's degree in electrical engineering from the Georgia Institute of Technology.

Alejandro Mayer joined Workday in May 2022 as our Senior Vice President, Corporate Strategy and has served as our Chief Strategy and Business Operations Officer since February 2024. Prior to joining Workday, Mr. Mayer served as Managing Director and Partner at Boston Consulting Group, leading the Software Applications and SaaS sector globally. Prior to that, he worked in IT and supply chain in the industrial sector. Mr. Mayer received a bachelor's degree in computer science and business from the University of Warwick and a master's degree in business administration from Stanford University.

Sheri Rhodes joined Workday in 2019 and has served as our Chief Customer Officer since February 2022 and was our Chief Information Officer from April 2019 to February 2022. Prior to joining Workday, Ms. Rhodes served as Executive Vice President and Chief Technology Officer at Western Union. Preceding Western Union, she was CIO at Electronics for Imaging and also held various leadership roles at Symantec, Visa, Inc., Washington Mutual, and KPMG. Ms. Rhodes has served on the board of directors for FormFactor, Inc. since December 2019. Ms. Rhodes received a Master of Business Administration degree and a bachelor's degree in business from San Diego State University.

David Somers has served as our Chief Product Officer since February 2024 and previously served as Group General Manager of Product for the Office of the CHRO, setting the vision and development for Workday Human Capital Management suite of products. Mr. Somers joined Workday in 2018 after the acquisition of Rallyteam, Inc., a company he co-founded and led as Chief Executive Officer. Prior to that, Mr. Somers held leadership roles at various technology, SaaS, and consulting companies. Mr. Somers received a bachelor's degree from Indiana University and a master's in business administration from UCLA Anderson School of Management.

Carin Taylor has served as our Chief Diversity Officer since joining Workday in 2017. Prior to joining Workday, Ms. Taylor served as the head of diversity, inclusion, and innovation at Genentech. Before Genentech, Ms. Taylor held various positions in human resources, inclusion and diversity, finance, and customer service at Cisco Systems.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of the material components of our executive compensation program during fiscal 2024 for our named executive officers. In accordance with an established succession plan, effective February 1, 2024, the start of our fiscal 2025, Mr. Eschenbach was appointed as sole Chief Executive Officer and Mr. Bhusri was appointed our Executive Chair. The compensation disclosed in this proxy statement reflects the compensation earned by Messrs. Bhusri and Eschenbach in their capacities as Co-Chief Executive Officers during fiscal 2024.

Name	Title
Carl M. Eschenbach	Chief Executive Officer and Director
Aneel Bhusri	Co-Founder and Executive Chair
Zane Rowe[1]	Chief Financial Officer
Sayan Chakraborty[2]	Co-President
Douglas A. Robinson	Co-President
Barbara A. Larson[3]	Former Chief Financial Officer
James J. Bozzini[4]	Former Chief Operating Officer

(1)   Mr. Rowe was appointed our Chief Financial Officer effective as of June 12, 2023.

(2)   Mr. Chakraborty was appointed our Co-President effective as of February 23, 2023, and previously served as our Executive Vice President, Product and Technology.

(3)   Ms. Larson served as our Chief Financial Officer until June 12, 2023, after which she ceased serving in such role but remained an employee of Workday through November 1, 2023, and continues to provide consulting services to Workday.

(4)   Mr. Bozzini served as our Chief Operating Officer through January 31, 2024.

We refer to the executive officers in the table above collectively in this Compensation Discussion and Analysis and the accompanying compensation tables as our NEOs. The material terms of the compensation provided to our NEOs for fiscal 2024 are described in this section and set forth in more detail in the Summary Compensation Table and other tables that follow this section, as well as in the accompanying footnotes and narrative discussions relating to those tables. This section also discusses our executive compensation philosophy, objectives, and design; how and why the Compensation Committee arrived at the specific compensation policies and decisions involving our executive team, including our NEOs, during fiscal 2024; the role of Semler Brossy, the Compensation Committee's outside compensation consultant for executive compensation decisions for fiscal 2024; and the peer companies used in evaluating executive officer compensation.

The key elements of our fiscal 2024 executive compensation program included base salary, cash bonuses (other than for Mr. Bhusri), equity-based awards, and health and welfare programs. Our executive compensation program has been, and continues to be, weighted more heavily towards long-term incentives, which are delivered via equity grants in the form of RSUs with multi-year vesting, and for Mr. Eschenbach, also in the form of market-based RSUs that vest on achievement of meaningful stock price targets. The Compensation Committee believes that compensation in the form of equity helps to promote sustained, long-term stockholder value creation.

Fiscal 2024 Leadership Structure and Changes

In accordance with an established succession plan anticipated at the time of Mr. Eschenbach's appointment as Co-Chief Executive Officer in December 2022, Mr. Eschenbach assumed sole Chief Executive Officer responsibilities and Mr. Bhusri transitioned to a full-time role as Executive Chair effective February 1, 2024, the start of our fiscal 2025. Mr. Eschenbach has extensive industry knowledge and highly relevant operating and advisory experience that is fundamental to our next phase of growth and our commitment to the continued creation of sustainable stockholder value. As Executive Chair, Mr. Bhusri serves as a strategic advisor to the Chief Executive Officer and other members of executive management and is particularly focused on advising Workday on innovation and the future direction of Workday's technology platform. The close working relationship of Mr. Bhusri and Mr. Eschenbach began when Mr. Eschenbach joined our Board in 2018, and following this transition we expect it to continue to strengthen and be instrumental in continuing to drive growth and innovation while supporting our customers in their digital transformation journeys.

Additionally, effective as of February 1, 2024, James A. Bozzini stepped down as our Chief Operating Officer. Mr. Bozzini continues to serve Workday as Executive Director of Enterprise Transformation. Certain of Mr. Bozzini's responsibilities as Chief Operating Officer were assumed by other members of Workday management and Workday does not intend to appoint a new Chief Operating Officer at this time.

Effective as of June 12, 2023, Barabara Larson stepped down as our Chief Financial Officer and the Board of Directors appointed Zane Rowe to serve as our Chief Financial Officer. Mr. Rowe brings significant financial and leadership experience to the role. As discussed in further detail below, to incentivize Mr. Rowe to accept this position and align his interest with our stockholders' interests, we provided a compensation package consisting of base salary, a sign-on cash bonus, a target bonus under our annual cash bonus plan, and RSU awards. Ms. Larson continued in employment as Executive Vice President, focused on financial management and operations, through November 1, 2023, and continues to serve as a consultant to Workday. See "Post-Employment Compensation" below for a discussion of the compensation provided to Ms. Larson in her role an Executive Vice President and as a consultant to Workday.

On February 23, 2023, Robynne Sisco stepped down as our Co-President, and we promoted one of our proven leaders, Sayan Chakraborty, from the role of Executive Vice President, Product and Technology, to Co-President.

Executive Summary

Fiscal 2024 Financial and Business Highlights

We are a leading cloud platform that helps organizations manage their most important assets — their people and money. Workday provides more than 10,000 organizations with AI-powered cloud solutions to help solve some of today's most complex business challenges, including supporting and empowering their workforce, managing their finances and spend in an ever-changing environment, and planning for the unexpected. We strive to make the world of work and business better and hope to empower customers to do the same through an innovative suite of solutions licensed by more than 65 million users around the world and across industries — from medium-sized businesses to more than 50% of the Fortune 500. As organizations face changing conditions, we believe the need for an intuitive, scalable, and secure platform that ties finance, people, spend, and plans together in one version of truth is more important than ever. With Workday, organizations have a unified system that can help them plan, execute, analyze, and extend to other applications and environments, thereby helping them continuously adapt how they manage their business and operations. Workday's suite of enterprise cloud applications addresses the evolving needs of the C-suite across various industries and are designed to be open, extensible, and configurable, allowing integration with other applications and the ability for users to build their own custom applications.

In fiscal 2024, we achieved significant financial and operational results, including:

- increasing our total revenues from $6.2 billion in fiscal 2023 to $7.3 billion in fiscal 2024 and our subscription revenue from $5.6 billion in fiscal 2023 to $6.6 billion in fiscal 2024;

- increasing our operating cash flows from $1.7 billion in fiscal 2023 to $2.1 billion in fiscal 2024;

- serving a customer community of more than 65 million users under contract and over 10,000 customers globally;

- bolstering our partner ecosystem with new and expanded partnerships with Accenture, ADP, Alight, AWS, Insperity, and others; and

- achieving a 95%+ customer satisfaction rating, based on the results from a survey of named support contacts at Workday HCM and financials customers conducted in fiscal 2024.





Fiscal 2024 Compensation Highlights

- *Strengthened our leadership team.* We strengthened our leadership team with several new appointments, including appointing Mr. Rowe, a seasoned finance executive, as our Chief Financial Officer.

- *Expanded our stockholder engagement*. To help us better understand the perspectives of our stockholders, we expanded our stockholder engagement program. During fiscal 2024, we engaged with several of our largest stockholders regarding our compensation program and we received valuable feedback during those discussions. See "Directors and Corporate Governance — Stockholder Engagement" for further details.

- *Adopted a severance and equity acceleration benefit.* To remain competitive in attracting top executive talent and to promote consistency across our executives, we amended and restated our executive severance policy to provide severance and equity acceleration benefits to eligible executives in the event Workday terminates their employment without cause outside of a change in control. See "Post-Employment Compensation — Executive Severance and Change in Control Policy" for further details.

- *Demonstrated strong pay for performance alignment in our cash bonus program.* In fiscal 2024, we delivered strong financial and operational performance across key pre-set company performance metrics. The total bonus pool under our cash bonus program for NEOs and all other eligible employees in fiscal 2024 was funded at 100% of target. The Compensation Committee considered this outcome to be appropriate given alignment with the strong stockholder return during the year. See "Elements of Our Executive Compensation Program — Cash Bonuses" for further details.

- *Continued our emphasis on aligning pay with sustained, long-term stockholder outcomes.* As further discussed in "Elements of Our Executive Compensation Program," for fiscal 2024, we continued to use time-based RSU awards to balance our retention goals in the near-term as well as to motivate our executives to take actions in support of longer-term growth and alignment with stockholder interests.

Executive Compensation Philosophy and Objectives

Our ability to compete and succeed in a highly competitive environment is directly correlated to our ability to recruit, incentivize, and retain talented executives. In order to achieve our strategic growth initiatives, we need to attract and retain experienced leaders, as we did in fiscal 2024 with the appointment of Mr. Rowe as our Chief Financial Officer and the promotion of Mr. Chakraborty as our Co-President. Likewise, as Executive Chair, Mr. Bhusri will continue to support our leadership team on innovation and strategic growth initiatives. Our compensation philosophy is designed to establish and maintain a compensation program that attracts and rewards individuals who possess the skills necessary to lead our near-term objectives and create long-term value for our stockholders, expand our business, and assist in the achievement of our strategic goals. Our objective is to motivate and reward behavior consistent with our values, objectives, and performance goals and initiatives.

In fiscal 2024, our Compensation Committee reviewed and assessed our compensation philosophy, which is intended to promote Workday's core values and align with our business strategy. The Compensation Committee believes that a great work environment, substantial employee ownership, and competitive pay and benefits support a winning team, company, and workplace. We believe that the compensation of our executive officers and employees should reflect our performance as an organization, and their performance as individuals. Accordingly, key elements of our total rewards philosophy include the following:

Focus on ownership. We believe that our executive officers should share in the ownership of Workday, which we believe best aligns the interests of our executive officers with our stockholders. We use RSUs as our primary equity vehicle for our executive officers, including our NEOs. We believe that RSU awards both align the interests of our executive officers with stockholders, since the value of the RSUs is determined by our stock price, and provide a longer-term focus through a multi-year vesting schedule, while helping to manage dilution to existing investors.

Focus on innovation and performance. As an organization, we reward performance and instill a performance-driven mindset, while discouraging excessive risk taking through the use of long-term equity awards and multi-faceted performance goals for our cash bonus plan. Developing great products and successfully bringing them to market is the lifeblood of Workday, and the compensation structure for our executive officers, including our NEOs, is weighted toward long-term equity-based compensation in support of longer-term objectives and innovations.

Fair and flexible. The Compensation Committee recognizes the importance of providing fair and equitable rewards to recruit, retain, and motivate top talent. We seek to provide target total direct compensation (base salary, bonus, and equity) that is at or above market norms, and to provide parity and consistency within functions and geographically, while differentiating rewards based on performance and long-term potential. We also believe in adhering to budgets and ensuring transparency, while at the same time retaining the flexibility needed to promote executive retention.

The Compensation Committee reviews our compensation structure at least annually and more frequently as needed to ensure focus on different business objectives.

What We Do

✓ **Pay for Performance:** We link pay to performance by heavily weighting total compensation to long-term equity awards that align executive interests with the interests of our stockholders.

✓ **Independent Compensation Advisor:** The Compensation Committee selects and engages its own independent advisor.

✓ **Peer Group Analysis:** The Compensation Committee reviews external market data when making compensation decisions and annually reviews our peer group with its independent compensation consultant.

✓ **Compensation Risk Assessment:** The Compensation Committee conducts an annual assessment of our executive and broad-based compensation programs to promote prudent risk management.

✓ **Compensation Committee Independence and Experience:** The Compensation Committee is comprised solely of independent directors who have extensive relevant experience.

✓ **Stock Ownership Guidelines:** Executives are subject to stock ownership guidelines equal to a multiple of their respective annual base salaries (for Mr. Eschenbach and Mr. Bhusri, 6x Mr. Eschenbach's base salary, and 3x for other executive officers) or a set dollar amount for other members of our Board of Directors ($600,000).

✓ **Clawback Policy:** Our Officer Recoupment Policy for Section 16 officers is compliant with the new Nasdaq Global Select Market listing requirements and requires the forfeiture, recovery, or reimbursement of excess incentive-based compensation from a Section 16 officer in the event of a restatement of Workday's financial results.

What We Do Not Do

⊘ **No CIC Single Trigger Acceleration:** We do not provide for single trigger acceleration of our executives' equity upon a change in control.

⊘ **No Hedging or Pledging in Company Securities:** Executives, directors, and all employees are prohibited from engaging in any hedging transaction with respect to company equity securities. Executives, directors, and Senior Vice Presidents are further prohibited from pledging company securities as collateral.

⊘ **No Guaranteed Bonuses:** We do not provide guaranteed minimum incentive bonuses.

⊘ **No Tax Gross-Ups:** We do not provide tax gross-ups for "excess parachute payments."

⊘ **No Executive Pensions:** We do not offer any defined benefit pension plans for executives.

⊘ **No Evergreen Provision:** Our equity plans do not include an evergreen feature that would automatically replenish the shares available for issuance.

Our Compensation-Setting Process

Role of the Compensation Committee

Pursuant to its charter and in accordance with the rules of the Nasdaq Global Select Market, the Compensation Committee is responsible for reviewing, evaluating, and approving the compensation arrangements of our executive officers and for establishing and maintaining our executive compensation policies and practices. Our Compensation Committee seeks input and receives recommendations from members of our executive management team when discussing the performance and compensation of other executive officers, and in assessing the financial and accounting implications of our compensation programs and hiring decisions. The Compensation Committee is authorized to engage its own independent advisors to provide advice on matters related to executive compensation and general compensation programs. For additional information on the Compensation Committee, see "Committees of the Board of Directors — Compensation Committee" elsewhere in this Proxy Statement.

During fiscal 2024, our Compensation Committee, with the assistance of its compensation consultant, Semler Brossy, reviewed and determined our executive compensation, including base salaries, bonuses, and equity awards, to help ensure our compensation program continued to align with stockholder interests and Workday's long-term business and operational goals, and provided appropriate rewards and incentives for our executive officers. The Compensation Committee reviewed the performance of our executive officers, including Mr. Eschenbach, whose fiscal 2024 compensation was primarily determined at the time of his hiring towards the end of fiscal 2023, taking into consideration financial, operational, customer, strategic, product, and competitive factors, as well as the succession planning objectives for our various executive officer positions.

The Compensation Committee also reviewed a study by Semler Brossy regarding the compensation of executives at the companies in our compensation peer group. We do not benchmark the compensation levels of our executive officers to specific percentiles of our peer companies, but we do review and consider the peer group information among various other factors in making compensation decisions. No executive officer participated in the discussions of the Compensation Committee or the independent Board session regarding their own performance and compensation. Following deliberation, the Compensation Committee and independent members of our Board approved the cash compensation to be paid to our NEOs and granted RSU awards to our NEOs, each as described below and in the Summary Compensation Table.

Role of Management

The role of management is to preliminarily design our executive compensation programs, policies, and governance, and to make recommendations to the Compensation Committee regarding these matters. In this respect, management reviews the effectiveness of our compensation programs, including competitiveness and alignment with Workday's objectives. Management also recommends changes to our compensation programs to best promote achievement of program objectives and reviews and makes recommendations with respect to the adoption and approval of, or amendments to, company-wide incentive compensation plans. Except with respect to their individual compensation, Messrs. Bhusri and Eschenbach made compensation recommendations to the Compensation Committee with respect to base salaries, bonuses, and equity awards for our executive officers, including our NEOs, which were taken into account by the Compensation Committee in making its decisions regarding executive compensation.

Role of the Compensation Consultant

The Compensation Committee retained Semler Brossy to advise on our fiscal 2024 executive compensation programs and practices and our executive compensation decisions, given its expertise in the technology industry, especially with other cloud and enterprise software companies. During fiscal 2024, Semler Brossy provided the following services as requested by the Compensation Committee:

- assisted in the development of the compensation peer group we used to understand market competitive compensation practices;
- assisted in the review and design of Mr. Rowe's compensation package in connection with his appointment to Chief Financial Officer and advised on the long-term strategy and design of Mr. Bhusri's future compensation package as Executive Chair;

- reviewed and assessed our compensation practices and the cash and equity compensation levels of our executive officers (including an equity retention analysis), including our NEOs, and also for members of our Board of Directors;

- reviewed and assessed our current compensation programs to determine any changes that may need to be implemented in order to remain competitive with the market, as well as conducting an equity burn rate and overhang analysis;

- assisted in the review and assessment of the design and strategy of our annual and long-term incentives, including the design of our company-wide bonus plan;

- advised on the strategy and implementation of our commitment to reduce stock-based compensation expense;

- reviewed and assessed our current severance and change in control benefits against peer practices and assisted with the design of our Executive Severance and Change in Control Policy that was restated in fiscal 2024; and

- advised on regulatory developments relating to executive compensation and collaborated on the risk assessment relating to employee compensation.

Other analyses relating to executive compensation for fiscal 2024 were conducted internally by our compensation team and were reviewed by the Compensation Committee. Such analyses included gathering and analyzing relevant data and reviewing and advising on principal aspects of executive compensation. Base salaries, equity awards, severance terms, and bonuses for our executive officers were among the items reviewed by the Compensation Committee based on third-party market data.

During fiscal 2024, the Compensation Committee reviewed the fees provided to Semler Brossy relative to Semler Brossy's revenues, the services provided by Semler Brossy to the Compensation Committee, any relationships between Semler Brossy and its consultants and our executive officers, any stock ownership of Workday by Semler Brossy, and other factors relating to Semler Brossy's independence. Based on such review, the Compensation Committee concluded that Semler Brossy is independent within the meaning of the listing standards of the Nasdaq Global Stock Market and that its engagement did not present any conflict of interest. The Compensation Committee has retained Semler Brossy to advise on our executive compensation programs and practices for the fiscal year ending January 31, 2025.

2023 Stockholder Advisory Vote on Executive Compensation

At our annual meeting of stockholders in June 2023, we conducted a stockholder advisory vote on the compensation of our NEOs (commonly known as a "Say-on-Pay" vote). Our stockholders approved the compensation paid to our NEOs for our fiscal year ended January 31, 2023, with 83% of the votes cast in favor of our Say-on-Pay proposal. This represented a slight decline from fiscal 2023, when the Say-on-Pay proposal received the support of approximately 86% of votes cast. As a result, following the 2023 Annual Meeting of Stockholders, we expanded our stockholder outreach efforts and conducted a more targeted engagement aimed at better understanding specific stakeholder concerns.

Stockholders conveyed varying perspectives and priorities with respect to our executive compensation program. Of those we met with, many of our stockholders understood and appreciated our approach to executive compensation and the Compensation Committee's effort to attract and retain our key executives as we make meaningful leadership changes to lead us into our next phase of growth.

Stockholder support for the compensation paid to our NEOs in fiscal 2023 remained reasonably strong, and following our 2023 Annual Meeting of Stockholders, the Compensation Committee reviewed the results of the Say-on-Pay vote and concluded that our current executive compensation program is effective at attracting and retaining top-tier executives to drive our strategic initiatives. While we did not make material changes to our executive compensation program as a result, we did make a number of changes to respond to stockholder feedback. For example, we adopted our Omnibus Bonus Plan in early fiscal 2024 to increase our disclosure regarding the company performance metrics we use or may use in our cash bonus program. We have also enhanced our disclosure regarding our company performance metrics and achievement of such metrics in this Proxy Statement. In addition, we are focused on reducing the dilutive impact of stock-based compensation and have set a target to reduce our stock-based compensation expense as a percentage of revenue to approximately 15% by fiscal 2027. We value the opinion of our stockholders and will continue to seek feedback and engage in constructive dialogue with stockholders going forward.

The Compensation Committee considers specific input provided by stockholders through our engagement activities, as well as the results of the Say-on-Pay vote, as part of its annual executive compensation review, which generally takes place in the spring. Our Board values the opinions of our stockholders and the Compensation Committee will continue to consider the outcome of future Say-on-Pay votes, as well as feedback received throughout the year, when making compensation decisions for our executives, including our NEOs.

Compensation Peer Group

We maintain a compensation peer group selected from companies with a focus on applications software, systems software, internet services and infrastructure, media and entertainment, and interactive media and services, with revenues generally between one-third to three times our trailing 12 months revenue, and/or market capitalization generally between one-third to three times our market capitalization. Our peer group has been further refined by targeting companies with similar business characteristics, such as those focused on cloud applications or enterprise software, those with a focus on innovation and research and development, and/or those with a strong talent brand. We also have generally sought to include companies with revenue growth of greater than or equal to 10% and market capitalization to revenue ratios of greater than or equal to 5.0 where possible.

Annually, the Compensation Committee engages Semler Brossy to assist in the review of our compensation peer group. At the end of fiscal 2023, after considering input from Semler Brossy, the Compensation Committee determined to adopt the following compensation peer group for fiscal 2024 compensation decisions:

Activision Blizzard, Inc.	Palo Alto Networks, Inc.
Adobe Inc.	Salesforce, Inc.
Atlassian Corporation*	ServiceNow, Inc.
Autodesk, Inc.	Shopify Inc.
Block, Inc.	Snowflake Inc.*
Crowdstrike Holdings, Inc.*	Splunk Inc.
Electronic Arts Inc.	Twilio Inc.
Intuit Inc.	VMware, Inc.
Okta, Inc.	Zoom Video Communications, Inc.

* Added to the peer group for fiscal 2024.

We removed Coupa Software Incorporated, PayPal Holdings, Inc., and Twitter, Inc. (now known as X Corp.) from the peer group as they did not meet one or more of the criteria discussed above or were otherwise no longer considered to be meaningful comparison points based on business focus and strategy. In addition to removing these three peers, the Compensation Committee also added the companies indicated above to help ensure a robust peer set and given their strong comparability in terms of size and business dynamics. Workday was positioned at the 51st percentile for revenue and the 37th percentile for market valuation within this group at the time the group was selected.

While the Compensation Committee and our Board of Directors consider the compensation levels of the executives at the companies in our compensation peer group to provide a general understanding of market practices among similar companies, we do not specifically set compensation levels based on the percentile levels reflected by the compensation peer group.

Elements of Our Executive Compensation Program

The compensation program for our NEOs for fiscal 2024 consisted of a mix of variable and fixed compensation.

Pay Component	Rationale and Value to Stockholders
Base Salary	• Generally conservative to market and determined based on experience, skills, and responsibilities as well as alignment to internal pay equity
Performance-Based Cash Incentive	• Aligned to Workday's strategic growth initiatives and encourages achievement of defined corporate performance objectives • Metrics set to drive efficient growth and stockholder value creation • Small portion of overall compensation to maintain program's focus on equity-based pay
Restricted Stock Units	• Incentivizes long-term stockholder value creation and aligns to stockholder interests • Provides retention incentive

The key elements of our executive compensation program include base salary, cash bonuses (other than for Mr. Bhusri), equity-based awards, and health and welfare programs. Except for target cash bonuses, which typically are expressed as a pre-determined percentage of each participating executive officer's base salary, we do not use specific formulas or weightings in determining the allocation of the various pay elements. Rather, each executive officer's compensation has been designed to provide a combination of pay elements that are tied to achievement of our short-term and long-term financial and operational objectives. In particular, we believe our use of RSU awards, which generally vest over four years, promotes a culture of long-term value creation, while cash bonuses payable based upon semi-annual performance drive achievement of near-term objectives.

The initial compensation arrangements with our executive officers, other than Mr. Bhusri, were the result of arm's-length negotiations between us and each individual executive officer at the time of his or her hire, appointment, or promotion. In fiscal 2024, the Compensation Committee and, with respect to Mr. Bhusri, the independent members of our Board of Directors, conducted its regular annual review of our executive compensation program, including an evaluation of competitive market practices; conducted annual performance reviews for our executive officers; reviewed our executive officers' base salaries and target annual bonus opportunities and adjusted where appropriate; and made annual equity awards. Following deliberation and consideration of the factors discussed below, our Board and Compensation Committee determined that equity awards should continue to be a significant portion of executive compensation and made increases to cash compensation to some executives based on market positioning.

In developing the compensation package for Mr. Eschenbach at the time of his appointment in December 2022, the independent members of the Compensation Committee and Board gave careful consideration to the compensation structure that was reasonable and necessary to incentivize Mr. Eschenbach to join Workday and assume the role as our Co-Chief Executive Officer, and believed that his compensation should drive achievement of our strategic objectives and be principally tied to sustained, long-term stockholder value creation. The compensation package determined by the Compensation Committee at the time of Mr. Eschenbach's appointment towards the end of fiscal 2023 was intended to cover the period through the end of fiscal 2024. Therefore, pursuant to the terms of his employment agreement, for fiscal 2024, Mr. Eschenbach's base salary remained at $1,000,000, his target bonus remained at 150%, and he did not receive any additional equity awards.

Our Compensation Committee, with the assistance of Semler Brossy, also reviewed and determined the executive compensation applicable to Mr. Rowe in connection with his appointment as Chief Financial Officer in June 2023, as discussed below. In developing the compensation package for Mr. Rowe, the Compensation Committee gave careful consideration to the compensation that was reasonable and necessary to incentivize Mr. Rowe to accept the role of our Chief Financial Officer.

The following charts show the fiscal 2024 total direct compensation mix for our fiscal 2024 Co-Chief Executive Officers, Messrs. Bhusri and Eschenbach, and the average fiscal 2024 total direct compensation mix for our other NEOs. Total direct compensation for fiscal 2024 for Mr. Bhusri is the sum of his (i) annual base salary and (ii) annual RSU awards (based on the grant date fair value) and for our other NEOs is the sum of (i) annual base salary, (ii) annual cash bonus target, and (iii) annual RSU awards (based on the grant date fair value). For Mr. Eschenbach, total direct compensation for fiscal 2024 is the sum of his (i) annual base salary and (ii) annual cash bonus target, as per the terms of his employment agreement, he did not receive any additional RSU awards in fiscal 2024.



Base Salary

We offer base salaries that are intended to provide a stable level of fixed compensation for our executive officers, including our NEOs, for performance of their day-to-day responsibilities. Base salaries for our executive officers are reviewed annually to determine whether an adjustment is warranted or required, and may be reviewed intra-year as well, such as in connection with a promotion.

Mr. Rowe was appointed our Chief Financial Officer effective June 12, 2023. Mr. Rowe brings significant financial and leadership experience to the role, most recently as Chief Financial Officer of VMware, Inc. In developing the compensation package for Mr. Rowe, the Compensation Committee consulted with Semler Brossy and gave careful consideration to the compensation that was reasonable and necessary to incentivize Mr. Rowe to accept the role of our Chief Financial Officer and recommended that the Board approve an annual base salary of $700,000 for Mr. Rowe.

In connection with our annual compensation cycle during fiscal 2024, the Compensation Committee reviewed the base salaries of our then-current NEOs, other than Mr. Bhusri, whose base salary has been $65,000 since January 2017, and Mr. Eschenbach, whose base salary was set at $1,000,000 at the time of his appointment as Co-Chief Executive Officer at the end of fiscal 2023. After considering a compensation analysis performed by Semler Brossy and the other factors described above, the Compensation Committee determined to make annual base salary increases for two of our NEOs to more closely align to market pay levels. The annual base salaries for each of our NEOs during fiscal 2023 and fiscal 2024 are set forth in the table below:

Named Executive Officer	Fiscal 2023 Annual Base Salary	Fiscal 2024 Annual Base Salary
Carl M. Eschenbach	$ 1,000,000	$ 1,000,000
Aneel Bhusri	65,000	65,000
Zane Rowe[1]	—	700,000
Sayan Chakraborty[1]	—	400,000
Douglas A. Robinson	375,000	400,000
Barbara A. Larson	420,000	420,000
James J. Bozzini	375,000	400,000

(1)   Messrs. Chakraborty and Rowe were not NEOs in fiscal 2023.

Cash Bonuses

In response to stockholder feedback on increased disclosure regarding the performance metrics we use or may use in our cash bonus program, our Compensation Committee adopted our Omnibus Bonus Plan in early fiscal 2024. Our Omnibus Bonus Plan is designed to motivate and reward eligible employees for their contributions toward the achievement of certain of Workday's performance goals. Our Compensation Committee established the annual cash bonus plan for fiscal 2024 under, and subject to the terms and conditions of, the Omnibus Bonus Plan.

During fiscal 2024, our executive officers, other than Mr. Bhusri, participated in our cash bonus plan that was available to all employees not covered under an existing cash incentive plan. Mr. Bhusri has historically not participated in our cash bonus plan because his large ownership stake in Workday adequately incentivizes him to achieve short-term and long-term performance goals. Because of our emphasis on equity-based compensation, annual bonuses are not intended to constitute a material amount of the total compensation for our NEOs. Our fiscal 2024 cash bonus plan was designed to drive revenue growth, encourage accountability, incentivize execution of short-term priorities tied to long-term strategy, and reward our executives and employees upon the achievement of certain objectives.

As depicted below, our cash bonus plan is measured and calculated based on the achievement of pre-set company performance goals and individual performance achievement. For fiscal 2024, company performance was evaluated based on the following goals as set out in our fiscal 2024 cash bonus plan: 80% of the funding of the cash bonus plan was based on a financial performance goal tied to our total fiscal 2024 subscription revenue and 20% of the funding of the cash bonus plan was driven by a non-financial performance goal based on customer satisfaction.


Bonus Target $
X
Workday Performance Actual Achievement %
X
Individual Performance Actual Achievement %
80% Financial Target + 20% Non-Financial Target
Individual Performance Contribution
Base Salary x Bonus Target %

Financial Target: Subscription Revenue

Subscription revenue primarily consist of fees that give our customers access to our cloud applications, which include related customer support, and is a strong indicator of the growth of our business. We selected subscription revenue, adjusted for the impact of foreign currency rate fluctuations and certain acquisitions, as applicable ("adjusted subscription revenue"), as our company financial performance goal to promote revenue growth achievement, which will in turn drive our long-term success and enhance stockholder value, and because subscription revenue is a key metric used by investors in evaluating our financial performance. (See Appendix B for a reconciliation of GAAP subscription revenue to adjusted subscription revenue.) For fiscal 2024, the target for 100% attainment of the company financial performance goal was $6.625 billion in adjusted subscription revenue, with a minimum threshold level of $6.470 billion in adjusted subscription revenue. Full-year funding of the financial portion of the bonus plan for attainment above the minimum threshold but below 100% attainment was based on the level of achievement of adjusted subscription revenue falling within banded achievement levels and, pursuant to the terms of our cash bonus plan, attainment is set at the next subsequent payout level. Full-year funding based on the company financial performance goal was capped at 125% of the target funding.

Non-Financial Target: Customer Satisfaction

Our annual customer satisfaction score was based on the responses received from a survey of the named support contacts at Workday's HCM and financials customers. Customer service has always been one of our core values and the customer satisfaction score is a strong indicator of Workday's health and customer retention and expansion. We selected customer satisfaction score as our company non-financial performance goal to drive execution of our strategic initiatives that require a focused and consistent effort by our employees and NEOs throughout the fiscal year to serve our customers and potential customers. For fiscal 2024, the customer satisfaction score target was a 95% satisfaction rating based on a survey conducted by Workday of named support contacts at our HCM and financials customers. If the customer satisfaction score target is not met or exceeded, this portion of the cash bonus plan is not funded.

Individual Performance

Individual performance factors may increase or decrease a participant's bonus payment. The NEOs' individual performance objectives assessed by our Compensation Committee for payment under the cash bonus plan may include: (1) performance relative to their individual and organizational goals; (2) contributions to achievement of corporate goals; (3) contributions to achievement of financial goals; and (4) leadership contributions. This assessment approach allows for flexibility and innovation to address competitive dynamics and the evolving economic landscape, which aligns with the key elements of our compensation philosophy.

Achievement and Payout

First Half Payout

Eligible participants, including executives, who participate in the cash bonus plan were eligible for semi-annual payments in fiscal 2024. If Workday's financial performance as of the end of the company's second fiscal quarter indicated that the company expected to meet or exceed the target level of financial performance on an annualized basis, 50% of the financial portion of the bonus plan, which is weighted 80% of the total bonus plan funding, would be funded. The portion of the bonus pool related to the non-financial metric is not eligible to be funded for the first half payment and individual performance for the first half payment can be achieved at 0%, 50%, or 100%.

Following the conclusion of the company's second fiscal quarter of fiscal 2024, it was determined that based on the company's forecasted adjusted subscription revenue as of the end of the second fiscal quarter, the company was on track to meet or exceed the target level of financial performance on an annualized basis. The Compensation Committee determined to set each NEO's individual performance achievement level at 100%, which, together with the 50% funding of the financial portion of the bonus plan, which is weighted 80% of the total bonus plan funding, resulted in a first half payout of 40% of each NEO's respective annual target bonus for fiscal 2024.

1H Financial Portion Funding		Weighting of Financial Portion to Full Year Funding		1H Individual Achievement		% of Full Year Target Bonus Paid at 1H
50%	x	80%	x	100%	=	40%

Full Year Payout

Following the conclusion of fiscal 2024, the Compensation Committee reviewed the level of achievement of each company performance goal against the pre-established targets. In fiscal 2024, Workday's full year adjusted subscription revenue of $6.609 billion fell within the target band of subscription revenue of $6.608M — $6.625M which resulted in the financial portion of the cash bonus plan being funded at target, or 100%. (See Appendix B for a reconciliation of GAAP subscription revenue to adjusted subscription revenue.)

Additionally, we achieved our customer satisfaction goal for fiscal 2024, which resulted in the full funding of that portion of the cash bonus plan. Based on these achievements, the total bonus pool for NEOs and all other eligible employees in fiscal 2024 was funded at 100% of target.

For full year fiscal 2024, the Compensation Committee determined that given the collective performance of the NEOs in driving the strong financial and operational results of the company, the cash bonuses paid to the NEOs were determined based on the achievement levels of the company's performance goals, which resulted in an overall payout of 100% of each NEO's respective annual targets for fiscal 2024.

The following table shows the calculation of the individual cash bonuses paid to each NEO based on the formulas set forth above:

Named Executive Officer	Fiscal 2024 Annual Cash Bonus Paid[1]	Target Annual Bonus Opportunity (% of Base Salary)	% of Target Bonus Paid
Carl M. Eschenbach	$ 1,500,000	150%	100%
Aneel Bhusri	—	—	—
Zane Rowe[2]	224,384	50%	100%
Sayan Chakraborty	200,000	50%	100%
Douglas A. Robinson	400,000	100%	100%
Barbara A. Larson[3]	84,000	50%	100%
James J. Bozzini	200,000	50%	100%

(1) Inclusive of first half payout of the fiscal 2024 cash bonus plan.

(2) Mr. Rowe's amount is prorated based on his start date.

(3) Pursuant to the terms of her transition agreement, Ms. Larson was only eligible to receive a cash bonus with respect to the first half of fiscal 2024 with the individual performance factor deemed to be achieved at 100%.

Chief Financial Officer Sign-On Bonus

In addition, to incentivize Mr. Rowe to accept the offer to become our Chief Financial Officer, the Board approved a one-time signing bonus of $2,000,000 (payable in two installments and subject to repayment if Mr. Rowe is terminated by Workday for cause or resigns his employment without good reason within a year of his start date).

Equity-Based Awards

The majority of the target total direct compensation of our executive officers, including our NEOs, is provided through equity awards. By having a significant percentage of our executive officers' target total direct compensation payable in the form of equity that vests over a number of years and, thus, is subject to higher risk and longer vesting than cash compensation, our executive officers are motivated to take actions that focus on our long-term strategic and financial objectives, aligning their interests with those of our stockholders over the long term. We believe that RSUs with multi-year vesting are the most effective compensation vehicle for Workday at this time for a number of reasons, including that RSUs are a common incentive used by many talent competitors and the multi-year vesting schedule decreases risks associated with short-term decision making. Furthermore, the Compensation Committee and the Board believe that it is critical for Workday to promote strategic agility by allowing the business to pivot in response to changing market dynamics without consideration of the impact to short-term rewards, and RSUs with long-term vesting allow us to continue to incentivize and promote the innovative culture that drives our success.

We make annual equity grants to our current executive officers and may make mid-year awards on a case-by-case basis, such as in the event of a promotion. We also make equity grants to newly hired executive officers based on arm's-length negotiations between us and the executive at the time of his or her hire, and taking into consideration what is reasonable and necessary to incentivize the executive to accept the position and drive alignment with us and our stockholders. The sizes of these annual awards are not determined based on a specific formula, but rather through the exercise of the Compensation Committee's or Board's judgment after considering, on an annual basis, the individual performance of each of the executive officers, including financial, operational, customer, strategic, product, and competitive factors; the recommendations of our Chief Executive Officer and Executive Chair (except with respect to their own awards); the appropriate level of compensation for the position given the scope of responsibility; the need to hire or retain an individual in a particular position; the current unvested equity held by such individuals and related vesting schedules; the level of each executive officer's total target cash compensation (base salary plus target cash bonus opportunity); and the perceived retentive value of the proposed awards.

In addition, the Compensation Committee reviews and considers the equity awards granted to the executives at the companies in our compensation peer group, although it does not benchmark to specific percentiles against those companies. Based on its review, the Compensation Committee and the Board agreed that the fiscal 2024 equity grants described below, together with existing equity awards (if any), appropriately incentivized our executives and satisfied our retention goals for the near-term future, as well as motivated our executives to take actions in support of longer-term stockholder interests.

As noted above, our equity awards generally take the form of time-based RSU awards with a four-year vesting schedule. The number of RSUs awarded to each NEO is determined by dividing the value of RSUs approved by the Compensation Committee or the Board, as applicable, for each NEO by the trailing 20-day simple moving average stock price of Workday's Class A common stock prior to the date of grant. The Compensation Committee believes that these RSU awards serve as an effective retention tool for our executive officers, because a substantial portion of unvested awards are generally forfeited if an executive officer voluntarily leaves the company before the awards have vested except as provided in the Executive Severance Policy (as defined below).

Bhusri RSU Award

With respect to Mr. Bhusri, the Compensation Committee and the Board considered his equity grant for fiscal 2024 independently relative to competitive peer chief executive officer pay. The Board approached Mr. Bhusri's fiscal 2024 compensation with the desire to recognize his continued importance to Workday's operations and technology platform and to encourage his continued service. The Board determined that an RSU grant with a target grant value of $30,000,000 was reflective of both his role and contribution as Co-Chief Executive Officer and his on-going leadership of our product and technology functions as Executive Chair. The value of this equity award reflects his impact on Workday and the competitive market for his role. The Board also considered that the equity awards that were granted to Mr. Bhusri in fiscal 2023 and 2022 were on the lower end of peer practices for chief executive officers, and that Mr. Bhusri was not granted any equity awards in fiscal 2021.

Rowe RSU Award

As discussed above, the Compensation Committee gave careful consideration to the compensation structure that was reasonable and necessary to incentivize Mr. Rowe to accept the role of Chief Financial Officer in the context of the considerable value of compensation forfeited by Mr. Rowe upon leaving his prior employer. To this end, the Compensation Committee approved a compensation package for Mr. Rowe which includes the cash compensation elements discussed above, and which allocates a substantial portion of Mr. Rowe's compensation in the form of equity, to align his interests with our stockholders' interests. In connection with his appointment, Mr. Rowe was granted two RSU awards with approximate target grant values of $18,000,000 each, with one award vesting over four years and the other vesting over two years. The Compensation Committee approved the award with a two-year vest to incentivize Mr. Rowe to join Workday and considering the near-term vesting of equity awards that were forfeited from Mr. Rowe's previous employer. Additional details regarding Mr. Rowe's compensation are also described elsewhere in this "Compensation Discussion and Analysis" section of this Proxy Statement.

The RSU awards granted to our NEOs in fiscal 2024 were as follows:

Named Executive Officer	Grant Date	Number of Shares Subject to RSU Award[1]	Grant Date Fair Value of RSU Award[2]
Carl M. Eschenbach[3]	—	—	$ —
Aneel Bhusri	4/25/2023	153,774	28,122,189
Zane Rowe[4]	7/5/2023	82,568	18,379,637
	7/5/2023	82,568	18,379,637
Sayan Chakraborty	4/20/2023	71,761	13,709,939
Douglas A. Robinson	4/20/2023	71,761	13,709,939
Barbara A. Larson[5]	4/20/2023	51,258	9,792,841
James J. Bozzini	4/20/2023	51,258	9,792,841

(1) Unless otherwise noted, the RSU awards for our NEOs are subject to vesting based on continued service through the applicable vesting dates, with one-fourth of such awards vesting one year from their vesting start date, after which the awards vest in equal installments over the next 12 quarters.

(2) The amounts reported are computed in accordance with ASC Topic 718 based on the closing price of our Class A common stock on the date of grant. These amounts do not reflect the actual economic value that may ultimately be realized by the NEOs.

(3) Mr. Eschenbach was not eligible for any stock award grants in fiscal 2024.

(4) In connection with Mr. Rowe's appointment as Chief Financial Officer, he was granted (i) 82,568 RSUs which will vest as to one-fourth of the underlying shares one year from the vesting start date, after which the award vests in equal installments over the next 12 quarters and (ii) 82,568 RSUs which will vest over two years, with one-eighth of the underlying shares vesting three months from the vesting start date, after which the award vests in equal quarterly installments.

(5) Pursuant to the terms of her transition agreement, Ms. Larson agreed to forfeit the 51,258 RSUs she was granted in fiscal 2024 on May 24, 2023.

Eschenbach Fiscal 2023 PVU Awards

Per the terms of Mr. Eschenbach's new hire compensation package in connection with his appointment as Co-Chief Executive Officer in December 2022, Mr. Eschenbach received certain equity awards in fiscal 2023 and was not eligible for, and did not receive, any stock award grants in fiscal 2024. As disclosed in our 2023 proxy, in developing the compensation package for Mr. Eschenbach, the independent members of the Compensation Committee and the Board gave careful consideration to the compensation structure that was reasonable and necessary to incentivize Mr. Eschenbach to assume the role of our Co-Chief Executive Officer. Further, the independent members of the Compensation Committee and the Board believed that Mr. Eschenbach's compensation should drive achievement of our strategic objectives and be principally tied to sustained, long-term stockholder value creation. Accordingly, the independent members of the Compensation Committee and the Board determined to allocate a substantial portion of Mr. Eschenbach's compensation in the form of equity, comprised of time-based RSUs, the majority of which vest over four years, and market-based restricted stock units ("PVUs") that are subject to achievement of three increasing and meaningful stock price targets during a five-year performance period and service-based vesting requirements. The PVU was designed to encourage leadership continuity and to reward sustained, meaningful increases in stockholder value, with vesting only occurring upon achievement of the stock price targets and continued service.

The PVU award is divided into three equal tranches (each, a "Tranche") each of which requires achievement of a stock price target (each a "Price Hurdle") during such Tranche's specific performance period as summarized in the table below, as well as Mr. Eschenbach's continued service on each time-based vesting date of the PVU award (the "Service Requirement'). Mr. Eschenbach satisfies the Service Requirement of the PVU award as to 1/60th of each Tranche's PVU shares on each of the monthly anniversaries of December 5, 2022, the award's vesting start date, subject to his continued service on such dates (the "Time-Based Schedule").

In fiscal 2024, the Price Hurdle for Tranche 1 was achieved on the measurement date of June 20, 2023, and the Price Hurdle for Tranche 2 was achieved on the measurement date of January 20, 2024. The portion of the Tranche 1 PVUs and Tranche 2 PVUs that had time-vested as of the applicable measurement date were released at such time, and the remaining portions of the Tranche 1 and Tranche 2 PVUs will continue to vest pursuant to the Time-Based Schedule, subject to Mr. Eschenbach's continued service on each time-based vesting date. The performance period for Tranche 3 begins on December 28, 2024, and Tranche 3 will not be eligible for achievement until such date, even if the Price Hurdle is achieved on an earlier date. All shares are subject to a one-year holding period once vested and released.

The following table provides information regarding the achievement of the PVUs and outstanding PVUs held by Mr. Eschenbach as of January 31, 2024.

Tranche	Price Hurdle	Number of Shares in Tranche	Number of Shares Earned and Vested as of January 31, 2024[1]	Number of Shares Earned But Not Vested as of January 31, 2024[2]	Number of Shares That Have Not Been Earned
1	$ 194.80	101,217	21,931	79,286	—
2	$ 233.76	101,217	—[3]	101,217	—
3	$ 272.72	101,216	—	—	101,216

(1) Shares that have been released upon the achievement of the Price Hurdle and the time-based vesting requirement for the applicable tranche.

(2) Shares that have been earned upon the achievement of the Price Hurdle but remain subject to the time-based vesting requirement for the applicable tranche and so have not yet been released.

(3) The Price Hurdle was achieved for Tranche 2 on the measurement date of January 20, 2024. Pursuant to the terms of the PVU award, 23,618 Tranche 2 PVUs were released on February 5, 2024, after the end of our fiscal 2024.

We believe that the achievement of the Price Hurdles and the increase in our stock price since Mr. Eschenbach assumed the role of Co-Chief Executive Officer demonstrates his strong leadership and precise execution of the company's strategic initiatives. The following table provides information on the strong performance of our stock price as measured against the baseline price of $155.84, which was the trailing simple moving average of our stock price over the 45 consecutive trading days ending on December 20, 2022, the day that Mr. Eschenbach and Workday signed his Employment Agreement, and the alignment of Mr. Eschenbach's performance equity incentives with stockholders' interests.

Performance Period	Tranche	Price Hurdle (% Increase from Baseline Price)	45-Day Average Share Price on Achievement Date (% Increase from Baseline Price)
Years 1-3	1	$194.80 (25% increase)	$196.91 (26% increase as of June 20, 2023)
Years 2-4	2	$233.76 (50% increase)	$265.22 (70% increase as of January 20, 2024)
Years 3-5	3	$272.72 (75% increase)	N/A

Benefits Programs

Our employee benefit programs, which include our 401(k) plan, employee stock purchase plan, and health and welfare programs, such as health savings accounts and flexible spending arrangements, are designed to provide a competitive level of benefits to our employees generally, including our executive officers and their families. We adjust our employee benefit programs as needed based upon regular monitoring of applicable laws and practices and the competitive market. Our executive officers are generally eligible to participate in the same employee benefit plans and programs, and on the same terms and conditions, as all other U.S. full-time employees.

Perquisites and Other Personal Benefits

The personal health, safety, and security of our employees is of the utmost importance to Workday and our stockholders. Accordingly, while we do not view perquisites or other personal benefits as a significant component of our executive compensation program, we provide limited perquisites for business-related purposes, for the health of our executives, and those necessary for the security of Mr. Bhusri.

Health Benefits

We offer our executive officers, including our NEOs, an annual comprehensive physical examination that is fully funded by Workday, as an added benefit to the medical insurance provided to all employees. We recognize the significant role of our executive officers and offer this program to encourage a focus on wellness.

Personal Security

Consistent with prevalent practices among peer companies, and based on an independent third-party security study, the Compensation Committee approved a comprehensive security plan for Mr. Bhusri. Based on the security study, we pay for the annual costs of security at his residences, executive security protection, family protection, and secure transportation arrangements. We require these security measures because of the importance of Mr. Bhusri to Workday, and we believe that their scope and costs are an appropriate business expense for our benefit as they are integrally related to Mr. Bhusri's ability to perform his employment responsibilities and necessary to his focused job performance. However, because certain components of the program may be considered to be perquisites under SEC disclosure rules, such as security for Mr. Bhusri's family, security at his residences, and executive security protection outside of work hours, the aggregate incremental costs of such security services are included in the "All Other Compensation" column of the Summary Compensation Table set forth below. The Compensation Committee believes that these costs are appropriate in light of the threat landscape and Mr. Bhusri's importance to Workday. The Compensation Committee periodically reviews the nature and cost of this program in relation to Mr. Bhusri's security risk profile and, based on an independent third-party security study conducted in 2024 in connection with Mr. Bhusri's transition to Executive Chair, the Compensation Committee determined that a continued need for security exists from the nature of Mr. Bhusri's employment by Workday and the continued provision of such security should be provided to mitigate risks to our business.

Aircraft Policy

In fiscal 2022, the Board approved the purchase of a corporate aircraft as an additional security measure for Mr. Bhusri and to optimize his travel. Pursuant to our aircraft utilization policy, the corporate aircraft is primarily for use by Mr. Bhusri, with certain limited exceptions where other executives may use it for business purposes. Mr. Bhusri primarily uses Workday-provided private aircraft for business purposes. Mr. Bhusri is also permitted to use a private business jet charter when practicable and we provide private charter aircraft services for business purposes for certain other executive travel. Subject to the limitations in our policy, immediate family members of eligible executive officers are permitted to accompany the executive on the private aircraft when the aircraft is already going to a specific destination for a business purpose, provided there is no more than de minimis incremental cost.

Pursuant to the policy, Mr. Bhusri and, on occasion, certain of our executives recognize imputed taxable income as a result of personal use of private aircraft and are not provided a tax reimbursement or gross-up for any portion of this amount, including as a result of members of their immediate family accompanying them on business travel. The non-de minimis incremental costs, if any, of personal travel and travel by guests on any such legs on private aircraft are included in the "All Other Compensation" column in the Summary Compensation Table.

Car Service

For Mr. Eschenbach, we provide a car service that is primarily used for business purposes. Mr. Eschenbach recognizes imputed taxable income as a result of any personal use of the car service and is not provided a tax reimbursement or gross-up. The value of the perquisites and benefits provided to Mr. Eschenbach during fiscal 2024 is reported and further described in our Summary Compensation Table below.

In the future, we may provide other perquisites or other personal benefits to our NEOs when we believe it is appropriate and beneficial to the company's business to assist an individual executive in the performance of his or her duties, to make our executive team more efficient and effective, and for recruitment, motivation, or retention purposes. Future practices with respect to perquisites or other personal benefits for executives will be subject to review and approval by the Compensation Committee.

Post-Employment Compensation

Executive Severance and Change in Control Policy

In November 2023, the Board approved the Workday, Inc. Executive Severance and Change in Control Policy (the "Executive Severance Policy"), which amends and restates the Workday, Inc. Change in Control Policy that was adopted by the Board on April 22, 2021, to align with current market practice by adding severance protection in the event of a termination of an executive by Workday without "cause" outside of a change in control. Under the Executive Severance Policy, an NEO is eligible to receive cash payments and accelerated vesting of certain equity awards in the event of a qualifying termination of the NEO's employment (i) outside of a change in control of Workday (referred to as a "Non-CIC Qualifying Termination" in the Executive Severance Policy), or (ii) in connection with a change in control of Workday (referred to as a "CIC Qualifying Termination" in the Executive Severance Policy). We do not provide for single trigger acceleration following a change in control and do not provide tax gross-ups for "excess parachute payments."

The Compensation Committee has determined that the Executive Severance Policy is both competitively reasonable and necessary to recruit and retain key executives. We also believe that entering into these arrangements will help our executive officers maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change in control of the company. The Executive Severance Policy is also intended to facilitate changes in the leadership team by setting terms for the termination of the employment of an NEO in advance, which allows for a smooth transition of responsibilities when it is deemed to be in the best interest of Workday.

For additional information about the Executive Severance Policy, please see the section below entitled "Potential Payments Upon Termination or Change in Control."

Post-Employment Terms in Executive Agreements

Eschenbach Agreement

In connection with incentivizing Mr. Eschenbach to join us as our Co-Chief Executive Officer in fiscal 2023, his Employment Agreement provides that he is entitled to certain payments and accelerated vesting if his employment is terminated without cause within two years following his start date, other than in connection with a change in control, after which he will be eligible to receive the Non-CIC Qualifying Termination benefits in the Executive Severance Policy. Likewise, Mr. Eschenbach will participate in the Executive Severance Policy, as modified by his employment agreement, pursuant to which he will receive payments in the event that Mr. Eschenbach's employment is terminated without cause or he resigns for good reason in connection with a change in control. For further information about the benefits that Mr. Eschenbach may be eligible to receive in connection with certain terminations, please see "Potential Payments Upon Termination or Change in Control — Carl M. Eschenbach."

Rowe Agreement

In connection with Mr. Rowe's appointment as our Chief Financial Officer in fiscal 2024, his offer letter provides that he is entitled to certain payments and accelerated vesting if his employment is terminated without cause within two years following his start date, other than in connection with a change in control, after which he will be eligible to receive the Non-CIC Executive Termination benefits in the Executive Severance Policy. Mr. Rowe is also eligible to receive the change in control benefits set forth in the Executive Severance Policy. For further information about the benefits that Mr. Rowe may be eligible to receive in connection with certain terminations, please see "Potential Payments Upon Termination or Change in Control — Zane Rowe."

Larson Agreement

Following Ms. Larson's transition out of her role as Chief Financial Officer, she continued to provide service to Workday as an Executive Vice President through November 1, 2023, after which she transitioned into a consulting role. Pursuant to the terms of her transition agreement, while serving as an Executive Vice President, Ms. Larson's base salary remained at $420,000 annually and she was eligible to receive a cash bonus with respect to the first half of fiscal 2024 with the individual performance component deemed to be achieved at 100%. Ms. Larson was not eligible to receive a cash bonus with respect to the full fiscal year. As Executive Vice President, her previously granted equity awards continued to vest in accordance with their terms, other than a restricted stock award for 51,258 shares granted in 2023 that Ms. Larson agreed to forfeit. As a consultant, Ms. Larson provides insights and analysis regarding Workday's financial management and operations. Pursuant to the terms of her transition agreement, the terms of her RSU award agreements, and our 2022 Plan and 2012 Equity Incentive Plan, Ms. Larson will continue to vest into her outstanding RSUs so long as she continues to provide services to Workday. Ms. Larson's consulting period is expected to end on July 8, 2024, unless earlier terminated.

The material terms of post-employment payments to our NEOs are set forth under "Employment Arrangements and Indemnification Agreements" and "Potential Payments Upon Termination or Change in Control" below.

Death and Disability Acceleration Policy

Pursuant to company policy, all employees, including our executives, whose employment with Workday terminates due to death or permanent disability generally fully vest in their outstanding time-based equity awards upon termination. The value of our NEOs' equity awards that would have vested assuming a January 31, 2024, termination of employment due to death or permanent disability is set forth in the section "Potential Payments Upon Termination or Change in Control".

Other Compensation Policies

Executive Officer Recoupment Policy

The Compensation Committee adopted a revised compensation recoupment policy in fiscal 2024 to reflect the new requirements of the Nasdaq Global Select Market. The revised policy provides for the recovery of a current or former Section 16 officer's incentive-based compensation in the event that we restate our financial results and the compensation earned by the Section 16 officer was based on achieving financial results in excess of what could have been earned by the executive officer based on the restated financial results. The recovery period extends up to three years prior to the date that it is, or should have been, concluded that the company is required to prepare a restatement, for incentive-based compensation that is received (as defined by the applicable Nasdaq rules) after the effective date of the applicable Nasdaq rules.

Equity Awards Grant Policy

The Compensation Committee has adopted a policy governing equity awards that are granted to our executive officers and employees and members of our Board of Directors. This policy provides that equity awards will be granted either by our Board or the Compensation Committee at a meeting or by unanimous written consent, subject to equity award guidelines adopted by our Compensation Committee, and provides that the Chief Executive Officer, Chair of the Board, each of the Co-Presidents, Chief Financial Officer, and Chief People Officer may make awards to non-executive employees within prescribed limits. Generally, new hire awards are granted effective on the 5th day of the month for employees who have commenced employment on or prior to the 15th day of the preceding month. Additionally, promotion and discretionary awards for our executive officers are granted effective on the 5th day of March, June, September, or December, and on the 5th day of any month for non-executive employees. Refresh awards made in connection with Workday's annual review cycle will be effective on a date occurring in March, April, or May that is designated by the Board or the Compensation Committee prior to the end of the immediately preceding calendar year, in each case unless otherwise approved by our Board or the Compensation Committee. The exercise price of all stock options and SARs must be equal to or greater than the fair market value of our common stock, as defined in the applicable equity incentive plan, on the date of grant.

Derivatives Trading and Anti-Hedging and Pledging Policy

Our Policy on Trading in Securities, which applies to our employees, including our executive officers, and members of our Board of Directors, prohibits the trading of derivatives, including options, warrants, puts, calls, or other similar derivative instruments relating to our securities; the hedging of our equity securities, including the participation in exchange funds or "swap funds"; and the selling of Workday securities "short". Additionally, our executive officers and members of our Board may not borrow against Workday's securities in margin accounts or use or pledge Workday's securities as collateral for another type of loan.

Policy regarding 10b5-1 Plans for Directors and Executive Officers

Generally, our Policy on Trading in Securities requires our executive officers and members of our Board of Directors to adopt plans in accordance with Exchange Act Rule 10b5-1, including in accordance with the new final 10b5-1 rules adopted by the SEC in 2022, for trades of Workday securities that they beneficially own and further provides that such individuals may not trade in our equity securities during our quarterly restricted periods.

Stock Ownership Guidelines

We maintain Stock Ownership Guidelines that require Mr. Eschenbach and Mr. Bhusri to own and hold shares of our stock with a value that is at least equal to six times Mr. Eschenbach's annual base salary; our other executive officers to own and hold shares of our stock with a value that is at least three times their annual base salaries; and members of our Board of Directors other than Messrs. Bhusri and Eschenbach to own and hold shares of our stock with a value that is at least $600,000, subject in each case to certain phase-in periods. This ownership requirement may be satisfied by ownership of shares of either our Class A or Class B common stock, vested RSUs, and any other shares of our capital stock held by affiliates or family members in which the individual holds a beneficial interest.

Compensation Policies and Practices as they Relate to Risk Management

The Compensation Committee has reviewed our executive and employee compensation programs and does not believe that our compensation policies and practices encourage undue or inappropriate risk taking or create risks that are reasonably likely to have a material adverse effect on us. The reasons for the Compensation Committee's determination include the following:

- We structure our compensation program to consist of both fixed and variable components. The fixed (or base salary) component of our compensation programs is designed to provide income independent of our stock price performance so that employees will not focus exclusively on stock price performance to the detriment of other important business metrics. The variable (cash bonus and equity) components of our compensation programs are designed to reward both short-term and long-term company performance, which we believe discourages employees from taking actions that focus only on our short-term success and helps align our employees with our stockholders and on our longer-term objectives. Our RSUs have time-based vesting, generally over a period of four years.

- We maintain internal controls over the measurement and calculation of financial information, which are designed to prevent this information from being manipulated by any employee, including our executive officers.

- The Compensation Committee approves the employee annual and new hire equity award guidelines as well as the overall annual equity pool. Any recommended equity awards outside these guidelines require approval by the Compensation Committee. We believe that this helps ensure we grant equity compensation appropriately and in a sustainable manner.

- A significant portion of the compensation paid to our executive officers and the members of our Board of Directors is in the form of RSUs, to align their interests with the interests of stockholders.

- We maintain Stock Ownership Guidelines for our executive officers and the members of the Board to help ensure that they retain specified levels of equity in Workday to align their interests with the interests of stockholders.

- As part of our Policy on Trading in Securities, we prohibit hedging transactions involving our securities so that our executive officers and other employees cannot insulate themselves from the effects of poor stock price performance.

- Our Board has adopted an Executive Officer Recoupment Policy providing that it will require reimbursement or forfeiture of all or a portion of any incentive compensation that was paid to an executive officer based on financial results if a restatement of those results is required. The policy was revised in fiscal 2024 to reflect the new requirements of the Nasdaq Global Select Market.

Tax and Accounting Considerations

Limitation on Deductibility of Executive Compensation

We do not require executive compensation to be tax deductible to Workday, but instead balance the cost and benefits of tax deductibility to correspond with our executive compensation goals. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction to a publicly held corporation for compensation in excess of $1,000,000 paid in any taxable year to certain of its executive officers.

We expect that the Compensation Committee will continue to seek to balance the cost and benefit of tax deductibility with our executive compensation goals designed to promote stockholder interests, retaining discretion to approve compensation that is non-deductible when it believes that such payments are appropriate to attract and retain executive talent. As a result, we expect that a significant portion of future cash and equity payments to our executive officers may not be tax deductible under Section 162(m).

No Tax Reimbursement of Parachute Payments or Deferred Compensation

We did not provide any executive officer, including any NEO, with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during fiscal 2024, and we have not agreed and are not otherwise obligated to provide any NEO with such a "gross-up" or other such reimbursement.

Accounting Treatment

We account for share-based compensation in accordance with the authoritative guidance set forth in ASC Topic 718, which requires companies to measure and recognize compensation expense for share-based awards issued to employees and non-employees, primarily including RSUs and purchases under the Amended and Restated 2012 Employee Stock Purchase Plan ("ESPP"). Compensation expense is generally recognized over the period during which the award recipient is required to perform service in exchange for the award. For RSUs, fair value is based on the closing price of our common stock on the grant date. For shares issued under the ESPP, fair value is estimated using the Black-Scholes option-pricing model. This calculation is performed for accounting purposes and reported in the compensation tables below.

Report of the Compensation Committee

This report of the Compensation Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act, or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with management and based on such review and discussions, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be incorporated by reference in Workday's Annual Report on Form 10-K for fiscal 2024 and included in this Proxy Statement.

Submitted by the Compensation Committee of our Board of Directors:

George J. Still, Jr. (Chair)
Lynne M. Doughtie
Jerry Yang

SUMMARY COMPENSATION TABLE

The following table provides information concerning all plan and non-plan compensation earned by each of our NEOs during the fiscal years ended January 31, 2024, 2023, and 2022.

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards[2]	Non- Equity Incentive Plan Compensation[3]	All Other Compensation	Total
Carl M. Eschenbach Chief Executive Officer and Director	2024	$ 1,000,000	$ —	$ —[4]	$ 1,500,000	$ 21,664[5] $	2,521,664
	2023	119,231	—	102,563,097[6]	—	2,981	102,685,309
Aneel Bhusri Co-Founder and Executive Chair	2024	65,000	—	28,122,190	—	2,994,375[7]	31,181,565
	2023	65,000	—	14,065,845	—	3,166,567[8]	17,297,412
	2022	65,000	—	15,404,483	—	2,961,923	18,431,406
Zane Rowe Chief Financial Officer	2024	452,308	1,000,000	36,759,274	224,384	657[9]	38,436,623
Sayan Chakraborty Co-President	2024	400,000	—	13,709,939	200,000	54,677[10]	14,364,616
Douglas A. Robinson Co-President	2024	400,000	—	13,709,939	400,000	45,364[11]	14,555,303
	2023	375,000	332,000	12,190,473	—	38,705	12,936,179
	2022	350,000	427,000	11,699,995	—	7,670	12,484,665
Barbara A. Larson Former Chief Financial Officer	2024	329,708	—	9,792,841[12]	84,000	22,991[13]	10,229,540
	2023	420,000	187,000	9,377,304	—	35,097	10,020,001
James J. Bozzini Former Chief Operating Officer	2024	400,000	—	9,792,841	200,000	15,417[14]	10,408,258
	2023	375,000	166,000	9,377,304	—	9,323	9,927,627
	2022	350,000	209,000	9,756,190	—	8,700	10,323,890

(1) For all NEOs (other than Mr. Rowe), reported amounts for fiscal 2023 and 2022 reflect payment of bonuses pursuant to the cash bonus plan prior to the adoption of the Omnibus Bonus Plan. The amount reported under the Bonus column for Mr. Rowe includes the first installment of a signing bonus of $2,000,000 (payable in two equal installments, one upon his start date and the other on the one-year anniversary of his start date), which is subject to repayment if Mr. Rowe is terminated by Workday for cause or resigns his employment without good reason within a year of his start date.

(2) Other than with respect to Mr. Eschenbach's PVUs, the amounts reported are computed in accordance with ASC Topic 718 based on the closing price of our Class A common stock on the date of grant. The amount reported for Mr. Eschenbach's PVU award is computed in accordance with ASC Topic 718 using the Monte Carlo simulation model. The assumptions used in calculating the grant date fair value are set forth in Note 14 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2024. Such grant-date fair value does not take into account any forfeitures related to service-based vesting conditions that may occur. These amounts do not reflect the actual economic value that may ultimately be realized by the NEOs.

(3) For all NEOs, reported amounts reflect payment of bonuses pursuant to the fiscal 2024 cash bonus plan, which was adopted pursuant to the Omnibus Bonus Plan. As described under "Compensation Discussion and Analysis," the cash bonus amounts earned are based on the performance of Workday relative to predetermined financial and non-financial goals for fiscal 2024 and the performance of the individual NEO. Mr. Rowe's amount is prorated based on his start date.

(4) Mr. Eschenbach was not eligible for stock awards in fiscal 2024.

(5) This amount includes (i) matching contributions under Workday's 401(k) plan of $10,092, (ii) income tax gross-up of $3,679 in respect of guest attendance at company events and a company gift, (iii) Workday-paid costs for guest attendance at company events and a company gift, (iv) car service, and (v) a wellness program reimbursement. On occasion, guests of Mr. Eschenbach may accompany him on private aircraft during business trips at a de minimis incremental cost to Workday.

(6) The amounts reported under the Stock Awards column for Mr. Eschenbach include (i) $328,089 in grant date fair value of RSUs that were granted to Mr. Eschenbach in June 2022 in connection with his service as a non-employee director on our Board of Directors, and (ii) $102,235,008 in grant date fair value of the RSUs and PVUs that were granted to Mr. Eschenbach in December 2022 in connection with his appointment as our Co-Chief Executive Officer.

(7) This amount includes (i) matching contributions under Workday's 401(k) plan of $1,958, (ii) aggregate incremental costs paid by Workday for certain security arrangements provided for Mr. Bhusri and his family that may be considered perquisites under SEC disclosure rules in the amount of $2,804,912, and (iii) personal air travel expenses in the amount of $185,318, which represent the incremental cost to Workday for Mr. Bhusri's personal use of our corporate aircraft. We determine the incremental cost of the personal use of our corporate aircraft based on the variable operating costs to us, which includes (a) trip-related landing, ramp, and parking fees and expenses; (b) crew travel expenses; (c) supplies and catering; and (d) aircraft fuel and oil expenses. Because the corporate aircraft is used primarily for business travel, this methodology excludes fixed costs that do not change based on usage, such as the salaries of pilots and crew, purchase or lease costs of our corporate aircraft, and costs of maintenance and upkeep. On occasion, guests of Mr. Bhusri may accompany him on private aircraft during business trips at a de minimis

incremental cost to Workday. Additional information is set forth in the above section entitled "Elements of Our Executive Compensation Program — Perquisites and Other Personal Benefits."

(8)   Includes $18,982 of costs related to Mr. Bhusri's security arrangement which were not included in our 2023 Proxy Statement as the amount was unknown at the time of filing.

(9)   This amount includes (i) income tax gross-up in respect of a company gift in the amount of $152, (ii) a company gift, and (iii) a wellness program reimbursement.

(10) This amount includes (i) matching contributions under Workday's 401(k) plan of $10,038, (ii) income tax gross-up in respect of a company gift of $614, and (iii) personal air travel expenses in the amount of $43,237, which represents the incremental cost to Workday for Mr. Chakraborty's personal use of a private business jet charter. The incremental cost to Workday from his use of a private business jet charter was based on the variable cost amount billed to us by the private business jet charter company, which does not include a fixed management fee because the private business jet charter is used primarily for business travel. Additional information is set forth in the above section entitled "Elements of Our Executive Compensation Program — Perquisites and Other Personal Benefits."

(11) This amount includes (i) matching contributions under Workday's 401(k) plan of $10,035, (ii) income tax gross-up of $13,590 in respect of Mr. Robinson and guest attendance at company events and a company gift, (iii) Workday-paid costs for Mr. Robinson's and guest attendance at company events, (iv) a company gift, (v) a company charitable match, and (vi) a wellness program reimbursement.

(12) Pursuant to the terms of her transition agreement, Ms. Larson agreed to forfeit the stock award she was granted in fiscal 2024.

(13) This amount includes (i) matching contributions under Workday's 401(k) plan of $8,349, (ii) COBRA payment of $13,092 in connection with our Chief Financial Officer transition, (iii) a company charitable match, and (iv) a wellness program reimbursement.

(14) This amount includes (i) matching contributions under Workday's 401(k) plan of $10,038, (ii) income tax gross-up in respect of company gifts of $690, (iii) company gifts, and (iv) an executive health physical service.

Grants of Plan-Based Awards in Fiscal 2024

The following table provides information regarding grants of incentive plan-based awards made to each of our NEOs during fiscal 2024 under our 2022 Equity Incentive Plan.

| | | Estimated Payouts Under Non-Equity Incentive Plan Awards[1] | | | Equity Grants | |
| | | | | | All Other Stock Awards: Number of Shares of | Grant Date Fair Value of Stock and Option |
Name	Grant Date	Threshold (#)	Target (#)	Maximum (#)	Stock or Units[2]	Awards[3]
Carl M. Eschenbach	N/A	840,000	1,500,000	2,700,000	—	$ —
Aneel Bhusri	04/25/2023	—	—	—	153,774	28,122,189
Zane Rowe	N/A	125,655	224,384	403,890	—	—
	07/05/2023	—	—	—	82,568	18,379,637
	07/05/2023	—	—	—	82,568[4]	18,379,637
Sayan Chakraborty	N/A	112,000	200,000	360,000	—	—
	04/20/2023	—	—	—	71,761	13,709,939
Douglas A. Robinson	N/A	224,000	400,000	720,000	—	—
	04/20/2023	—	—	—	71,761	13,709,939
Barbara A. Larson	N/A	117,600	210,000	378,000	—	—
	04/20/2023	—	—	—	51,258[5]	9,792,841
James J. Bozzini	N/A	112,000	200,000	360,000	—	—
	04/20/2023	—	—	—	51,258	9,792,841

(1)   Represents estimated payouts under our cash bonus plan. For illustrative purposes, the "threshold" payout amount reported in the table above is based on achieving 56% of the total target payout opportunity and the "maximum" amounts shown reflect a 150% individual multiplier. Mr. Rowe's amounts are prorated based on his start date. Pursuant to the terms of her transition agreement, Ms. Larson was only eligible to receive a cash bonus with respect to the first half of fiscal 2024 with the individual performance factor deemed to be achieved at 100%.

(2)   Represents RSUs granted under our 2022 Equity Incentive Plan. Unless otherwise noted, each RSU award vested or will vest as to one-fourth of the underlying shares on approximately the one-year anniversary of grant and then quarterly thereafter, subject to continued service with Workday on the applicable vesting dates.

(3)   The amounts reported are computed in accordance with ASC Topic 718 based on the closing price of our Class A common stock on the date of grant. These amounts do not reflect the actual economic value that may ultimately be realized by the NEOs.

(4) Represents RSUs granted to Mr. Rowe in connection with his appointment as our Chief Financial Officer that vested or will vest as to one-eighth of the underlying shares three months from the vesting start date and then quarterly thereafter, subject to continued service with Workday on the applicable vesting dates.

(5) Pursuant to the terms of her transition agreement, Ms. Larson agreed to forfeit the 51,258 RSUs she was granted in fiscal 2024.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding and unvested RSU awards held by our NEOs as of January 31, 2024.

		STOCK AWARDS			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares or Units of Stock That Have Not Vested
Carl M. Eschenbach	12/28/2022	227,738	$ 66,287,700		
	12/28/2022	180,503[3]	52,539,008	101,216[4]	$ 26,914,347
Aneel Bhusri	04/25/2023	153,774	44,758,998		
	04/20/2022	35,942	10,461,638		
	04/15/2021	18,495	5,383,340		
Zane Rowe	07/05/2023	82,568	24,033,068		
	07/05/2023	61,926[5]	18,024,801		
Sayan Chakraborty	04/20/2023	71,761	20,887,474		
	04/20/2022	28,753	8,369,136		
	04/15/2021	10,480	3,050,414		
	04/15/2020	3,553	1,034,172		
Douglas A Robinson	04/20/2023	71,761	20,887,474		
	04/20/2022	31,149	9,066,539		
	12/15/2021	3,581	1,042,322		
	04/15/2021	9,248	2,691,815		
	03/15/2021	2,450	713,122		
	04/15/2020	1,895	551,578		
Barbara A. Larson[6]	04/20/2022	23,961	6,974,328		
	12/15/2021	3,581	1,042,322		
	04/15/2021	3,699	1,076,668		
	04/15/2020	1,422	413,902		
James J. Bozzini	04/20/2023	51,258	14,919,666		
	04/20/2022	23,961	6,974,328		
	04/15/2021	11,714	3,409,594		
	04/15/2020	4,737	1,378,799		

(1) Unless otherwise noted, each RSU award vested or will vest as to one-fourth of the underlying shares on approximately the one-year anniversary of grant and then quarterly thereafter, subject to continued service with Workday on the applicable vesting dates.

(2) The market value of unvested RSUs and unearned PVUs is calculated by multiplying the number of unvested or unearned shares held by the applicable NEO by the closing price of our Class A common stock on January 31, 2024, the last trading day of our fiscal year, which was $291.07.

(3) Represents the Tranche 1 and Tranche 2 PVUs granted to Mr. Eschenbach in fiscal 2023 that have achieved their respective share price targets and remain subject to service-based vesting on a monthly basis, fully vesting on December 5, 2027. See "Elements of our Executive Compensation Program — Equity-Based Awards — Eschenbach Fiscal 2023 PVU Awards" for further details.

(4) Represents the Tranche 3 PVUs granted to Mr. Eschenbach in fiscal 2023 that remain subject to the achievement of the applicable share price target. The performance period for these PVUs begins on December 28, 2024. The amount reported for the Tranche 3 PVUs based on the fair value on January 31, 2024, computed in accordance with ASC Topic 718 using the Monte Carlo simulation model. See "Elements of our Executive Compensation Program — Equity-Based Awards — Eschenbach Fiscal 2023 PVU Awards" for further details.

(5) Represents RSUs granted to Mr. Rowe in connection with his appointment as our Chief Financial Officer that vested or will vest as to one-eighth of the underlying shares three months from the vesting start date and then quarterly thereafter, subject to continued service with Workday on the applicable vesting dates.

(6) Ms. Larson stepped down as our Chief Financial Officer effective June 12, 2023, and continues to vest into her outstanding RSUs so long as she continues to provide services to Workday. See "Post-Employment Compensation — Post-Employment Terms in Executive Agreements — Larson Agreement" for further details.

Stock Vested in Fiscal 2024

The following table summarizes the value realized by our NEOs on stock vested during fiscal 2024.

Name	Stock Awards	
	Number of Shares Acquired on Vesting	Value Realized on Vesting[1]
Carl M. Eschenbach	191,340[2]	$ 45,219,838
Aneel Bhusri	46,012	10,039,240
Zane Rowe	20,642	4,917,440
Sayan Chakraborty	49,062	10,847,771
Douglas A. Robinson	43,933	9,677,964
Barbara A. Larson	31,528	6,922,113
James J. Bozzini	49,891	11,016,261

(1) The value realized on vesting is calculated by multiplying the number of underlying shares at vest by the fair market value of our Class A common stock on the date prior to the applicable vesting dates.

(2) Includes 30,365 shares subject to RSUs granted to Mr. Eschenbach in connection with his appointment as our Co-Chief Executive Officer in December 2022, which vested during fiscal 2023 in connection with Mr. Eschenbach's open market purchase of $2,000,000 of our Class A Common Stock.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements. Under our 401(k) plan, employees may elect to defer up to 75% of their eligible compensation subject to applicable annual limits set pursuant to the Code. We intend for the 401(k) plan to qualify, depending on the employee's election, under Code Section 401 so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan, or under Code Section 402A so that contributions by employees to the 401(k) plan are taxable as income, but qualifying withdrawals and income earned on those contributions are not taxable to employees. We provide a company match for all eligible employees and currently match 50% of the first 6% of eligible compensation contributed by the employee.

Pension Benefits and Nonqualified Deferred Compensation

We do not offer any defined benefit pension plans or nonqualified deferred compensation plans.

CEO Pay Ratio Disclosure

In accordance with SEC rules, we are providing the ratio of the total annual compensation of each individual serving as a Co-Chief Executive Officer during the last completed fiscal year to the total annual compensation of our median compensated employee ("median employee"). The ratios of Messrs. Bhusri's and Eschenbach's total annual compensation to that of our median employee's total annual compensation for fiscal 2024 are 129:1 and 10:1, respectively. We believe these ratios are reasonable estimates, calculated in a manner consistent with SEC rules, based on our payroll and employment records and the methodology described below. As disclosed in the Summary Compensation Table above, the total annual compensation of Messrs. Bhusri and Eschenbach for fiscal 2024 was $31,181,565 and $2,521,664, respectively. The total annual compensation of our median employee for fiscal 2024 was $242,033, calculated in the same manner as the compensation for Messrs. Bhusri and Eschenbach in accordance with SEC rules.

The pay ratio for Mr. Eschenbach significantly decreased from the fiscal 2023 pay ratio for two main reasons: first, the fiscal 2023 pay ratio reflected his new hire equity awards, and second, he received only cash compensation during fiscal 2024. As disclosed in the "Compensation Discussion and Analysis" section above, Mr. Eschenbach was not eligible for any equity awards in fiscal 2024. For fiscal 2025, we expect the pay ratio for Mr. Eschenbach to increase as he is eligible for additional equity awards. For additional information about the compensation of our Co-Chief Executive Officers, see the "Compensation Discussion and Analysis" section elsewhere in this Proxy Statement.

There have been no significant changes to our employee population or employee compensation programs during fiscal 2024 that would materially affect our pay ratio disclosure. Accordingly, for purposes of calculating the pay ratio set forth above, we are permitted to use the same median employee that we identified for purposes of our 2022 pay ratio. In the process of determining the fiscal 2024 compensation of the median employee identified and disclosed in our 2022 Proxy Statement, we recognized there were anomalous elements in that employee's fiscal 2024 compensation which we believe did not reasonably reflect the annual compensation of our employees generally. Consequently, as permitted by SEC rules, we have substituted a new median employee with substantially similar compensation to that of the initial median employee (based on compensation measures used to identify the initial median employee), but whose fiscal 2024 compensation did not have such anomalous elements.

In selecting the median employee, reporting companies are permitted to use reasonable estimates, assumptions, and methodologies based on their own facts and circumstances. As such, the pay ratio reported by other companies may not be comparable to the pay ratios reported above, as other companies may have different employment and compensation practices and may utilize different estimates, assumptions, and methodologies in calculating their own pay ratios.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following disclosure regarding executive compensation for our principal executive officers ("PEOs") and our other NEOs ("Non-PEO NEOs") and our performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown. For further information concerning our pay-for-performance philosophy and how we structure our executive compensation to drive and reward performance, refer to "Executive Compensation — Compensation Discussion and Analysis." The amounts shown for "Compensation Actually Paid" have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by our NEOs; these amounts reflect the Summary Compensation Table total with certain adjustments as described in the following table and footnotes.

Year	Summary Compensation Table Total for PEO ($) (Bhusri)[1]	Compensation Actually Paid to PEO ($) (Bhusri)[4][5]	Summary Compensation Table Total for PEO ($) (Eschenbach)[2]	Compensation Actually Paid to PEO ($) (Eschenbach)[4][6]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[3]	Average Compensation Actually Paid to Non-PEO NEOs ($)[4][7]	Value of Initial Fixed $100 Investment Based On:[8]		Net Income ($ millions)[9]	Adjusted Subscription Revenue ($ millions)[10]
							Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)		
(a)	(b)(1)	(c)(1)	(b)(2)	(c)(2)	(d)	(e)	(f)	(g)	(h)	(i)
FY24	31,181,565	55,478,130	2,521,664	83,532,656	17,598,668	26,543,948	158	179	1,381	6.61
FY23	17,297,412	9,397,020	102,685,309	109,947,072	10,404,679	3,826,484	98	119	(367)	5.58
FY22	18,431,406	19,634,025	—	—	9,768,972	11,928,801	137	146	29	4.55
FY21	2,693,925	5,713,506	—	—	10,037,001	17,263,222	123	132	(282)	3.79

(1) Aneel Bhusri served as our Co-Chief Executive Officer from August 2020 through January 2024, the end of our fiscal 2024, and currently serves as our Executive Chair.

(2) Carl Eschenbach served as our Co-Chief Executive Officer from December 20, 2022 through January 2024 and currently serves as our sole Chief Executive Officer.

(3) The individuals comprising the Non-PEO NEOs for each year are listed below:

FY24	FY23	FY22	FY21
James J. Bozzini	James J. Bozzini	James J. Bozzini	James J. Bozzini
Sayan Chakraborty	Barbara A. Larson	Douglas A. Robinson	Richard H. Sauer
Barbara A. Larson	Douglas A. Robinson	Richard H. Sauer	Robynne D. Sisco
Douglas A. Robinson	Richard H. Sauer	Robynne D. Sisco	
Zane Rowe			

(4) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEOs and the Non-PEO NEOs as required by Item 402(v) of Regulation S-K, as set forth in the tables below. The fair value or change in fair value, as applicable, of equity awards in the "Compensation Actually Paid" columns has been estimated pursuant to the guidance in ASC Topic 718. The fair values of RSU awards that are subject to solely service-based vesting criteria are calculated using the closing price of our Class A common stock on applicable year-end dates, or, in the case of vesting dates, the closing price on the date prior to the applicable vesting dates.

(5) Compensation Actually Paid to Mr. Bhusri for fiscal 2024 reflects the following adjustments from Total Compensation reported in the Summary Compensation Table:

	FY24
Total Reported in Summary Compensation Table (SCT)($)	31,181,565
Less, value of Stock Awards reported in SCT	28,122,189
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	44,758,998
Plus, Change in Fair Value of Prior Year Awards that are Unvested and Outstanding	5,968,473
Plus, FMV of Awards Granted this Year and that Vested this Year	—
Plus, Change in Fair Value (from prior year-end) of Prior Year Awards that Vested this year	1,691,283
Less Prior Year Fair Value of Prior Year Awards that Failed to vest this year	—
Total Adjustments	52,418,754
Compensation Actually Paid	55,478,130

(6) Compensation Actually Paid to Mr. Eschenbach for fiscal 2024 reflects the following adjustments from Total Compensation reported in the Summary Compensation Table:

	FY24
Total Reported in Summary Compensation Table (SCT)($)	2,521,664
Less, value of Stock Awards reported in SCT[i]	—
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding[i]	—
Plus, Change in Fair Value of Prior Year Awards that are Unvested and Outstanding[ii]	69,264,018
Plus, FMV of Awards Granted this Year and that Vested this Year	—
Plus, Change in Fair Value (from prior year-end) of Prior Year Awards that Vested this year[iii]	11,746,974
Less Prior Year Fair Value of Prior Year Awards that Failed to vest this year	—
Total Adjustments	81,010,992
Compensation Actually Paid	83,532,656

(i) Mr. Eschenbach was not eligible for equity awards in fiscal 2024.

(ii) Reflects Mr. Eschenbach's unvested time-based RSUs, unearned portions of the PVU award that remain eligible for achievement and earned portion of the PSU award that remain subject to on-going time based vesting. The change in fair value for the unearned portion of the PVU award is computed in accordance with ASC Topic 718 using the Monte Carlo simulation model, including updated input variables for such model, as of January 31, 2024. The amount does not reflect the actual economic value that may ultimately be realized by Mr. Eschenbach.

(iii) Reflects Mr. Eschenbach's time-based RSUs that vested during fiscal 2024 and earned portions of the PVU award that also became time-vested during fiscal 2024. The amount does not reflect the actual economic value that may ultimately be realized by Mr. Eschenbach.

(7) The average Compensation Actually Paid to the Non-PEO NEOs reflects the following adjustments from Total Compensation reported in the Summary Compensation Table:

	FY24
Total Reported in Summary Compensation Table (SCT)($)	17,598,668
Less, value of Stock Awards reported in SCT	16,752,967
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	19,750,497
Plus, Change in Fair Value of Prior Year Awards that are Unvested and Outstanding	3,600,227
Plus, FMV of Awards Granted this Year and that Vested this Year	983,488
Plus, Change in Fair Value (from prior year-end) of Prior Year Awards that Vested this year	1,364,035
Less Prior Year Fair Value of Prior Year Awards that Failed to vest this year	—
Total Adjustments	25,698,247
Compensation Actually Paid	26,543,948

(8)   The Peer Group TSR set forth in this table utilizes the S&P 1500 Application Software Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2024. The comparison assumes $100 was invested for the period starting January 31, 2020, through the end of the listed year in Workday Class A common stock and in the S&P 1500 Application Software Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(9)   The dollar amounts reported represent the amount of net income reflected in our audited financial statements for the applicable fiscal year.

(10) We determined adjusted subscription revenue to be the most important financial performance measure (that is not otherwise required to be disclosed in the table) used to link company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in fiscal 2024. Subscription revenue primarily consist of fees that give our customers access to our cloud applications, which include related customer support. Subscription revenue are recognized over time as services are delivered and consumed concurrently over the contractual term, beginning on the date our service is made available to the customer. adjusted subscription revenue is subscription revenue adjusted for the impact of foreign currency rate fluctuations and certain acquisitions. See Appendix B for a reconciliation of GAAP subscription revenue to adjusted subscription revenue.

Analysis of the Information Presented in the Pay versus Performance Table

In accordance with Item 402(v) of Regulation S-K, we are providing the following depictions of the relationships between information presented in the Pay versus Performance table.

Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company Total Shareholder Return ("TSR") and Peer Group TSR

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, our cumulative TSR, and the cumulative TSR of the S&P 1500 Application Software Index over the four most recently completed fiscal years.

Compensation Actually Paid versus Total Shareholder Return



Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our net income during the four most recently completed fiscal years.

Compensation Actually Paid versus Net Income



Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Adjusted Subscription Revenue

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and our adjusted subscription revenue during the four most recently completed fiscal years.

Compensation Actually Paid versus Adjusted Subscription Revenue



Tabular List of Most Important Financial and Non-Financial Performance Measures

The following table is an unranked list of the financial and non-financial performance measures that we consider to have been the most important in linking Compensation Actually Paid to our PEO and non-PEO NEOs for fiscal 2024 to company performance, as further described in "Executive Compensation — Compensation Discussion and Analysis". Time-vesting equity compensation makes up a material portion of the total compensation for our executives, thus, the price of our Class A common stock directly ties to Compensation Actually Paid.

> Adjusted Subscription Revenue
> Annual Customer Satisfaction Score
> Workday Class A Common Stock Price

EQUITY COMPENSATION PLAN INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The following table includes information as of January 31, 2024, for (i) our active plans, which include the 2022 Equity Incentive Plan and our Amended and Restated 2012 Employee Stock Purchase Plan, (ii) our prior 2012 Equity Incentive Plan, and (iii) the 2013 Adaptive Insights Equity Incentive Plan, which was assumed by Workday:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights[1]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	15,438,283[2]	$ 29.20	24,333,810[3]
Equity compensation plans not approved by security holders	—	—	—

(1) The weighted-average exercise price does not reflect the shares that will be issued in connection with the settlement of RSUs, since RSUs have no exercise price.

(2) Included in this amount are 5,156,301 RSUs that were previously issued under the 2012 Equity Incentive Plan, and 87,832 options that were previously issued under the 2013 Adaptive Insights Equity Incentive Plan and subsequently assumed by Workday.

(3) Included in this amount are 3,511,813 shares available for future issuance under the Amended and Restated 2012 Employee Stock Purchase Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 19, 2024, certain information regarding beneficial ownership of our common stock by (a) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of Class A common stock or Class B common stock, (b) each current director and nominee for director, (c) the NEOs (as defined in "Executive Compensation" above), and (d) all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Class A common stock or Class B common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 212,394,008 shares of Class A common stock and 52,897,186 shares of Class B common stock outstanding on April 19, 2024. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to RSUs that will become vested and settleable, within 60 days of April 19, 2024. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California 94588.

| Name of Beneficial Owner | Shares Beneficially Owned | | | | % of Total Voting Power[1] |
| | Class A | | Class B | | |
	Shares	%	Shares	%	
Named Executive Officers and Directors					
Carl M. Eschenbach[2]	176,515	*	—	—	*
Aneel Bhusri[3]	361,719	*	51,818,654	98%	70%
James J. Bozzini[4]	270,912	*	—	—	*
Sayan Chakraborty[5]	10,248	*	—	—	*
Barbara A. Larson[6]	3,186	*	—	—	*
Douglas A. Robinson[7]	61,770	*	—	—	*
Zane Rowe[8]	15,974	*	—	—	*
Thomas F. Bogan[9]	44,279	*	—	—	*
Ann-Marie Campbell[10]	14,108	*	—	—	*
Christa Davies[11]	134,854	*	—	—	*
Lynne M. Doughtie[12]	7,918	*	—	—	*
Wayne A.I. Frederick, M.D.[13]	5,995	*	—	—	*
Mark J. Hawkins[14]	2,930	*	—	—	*
Michael M. McNamara[15]	27,056	*	—	—	*
George J. Still, Jr.[16]	147,129	*	120,784	*	*
Jerry Yang[17]	94,414	*	—	—	*
Current Executive Officers and Directors as a Group (15 persons)[18]	1,115,552	*	51,939,438	98%	70%
5% Stockholders					
David A. Duffield[19]	945,997	*	51,818,654	98%	70%
BlackRock, Inc. and affiliates[20]	13,341,449	6%	—	—	2%
The Vanguard Group, Inc. and affiliates[21]	14,448,125	7%	—	—	2%

*   Less than 1%

(1)   Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to 10 votes per share, and holders of our Class A common stock are entitled to one vote per share.

(2)   Includes (i) 130,567 shares of Class A common stock held directly by Mr. Eschenbach, (ii) 25,726 RSUs held directly by Mr. Eschenbach that vest within 60 days of April 19, 2024, and will be settled in shares of Class A common stock, and (iii) 20,222 shares of Class A Common Stock held by the Eschenbach Family Trust dtd 4/15/2014, of which Mr. Eschenbach and his spouse each have sole voting and dispositive powers.

(3)   Includes (i) 361,719 shares of Class A common stock held directly by Mr. Bhusri, (ii) 8,126,443 shares of Class B common stock held directly by Mr. Bhusri, (iii) 5,000 shares of Class B common stock held by Mr. Bhusri's minor child, of which Mr. Bhusri has sole voting and dispositive power, and (iv) 43,687,211 shares of Class B common stock held by The David A. Duffield Trust dated July 14, 1988 (the "Duffield Trust") which are subject to a voting agreement entered into by Messrs. Duffield and Bhusri (the "Voting Agreement"). The shares of Class B common stock held by Mr. Bhusri and his minor child are subject to the Voting Agreement.

(4)   Includes (i) 49,529 shares of Class A common stock held directly by Mr. Bozzini, (ii) 97,414 shares of Class A common stock held by the Bozzini Living Trust, of which Mr. Bozzini and his spouse each have sole voting and dispositive powers, (iii) 39,456 shares of Class A common stock held by a 2022 grantor retained annuity trust, of which Mr. Bozzini is the sole trustee, grantor and recipient of annuity payments, (iv) 39,456 shares of Class A common stock held by a 2022 grantor retained annuity trust, of which Mr. Bozzini's spouse is the sole trustee, grantor and recipient of annuity payments, (v) 29,826 shares of Class A common stock held by an LLC owned by the Bozzini Irrevocable Trusts and of which Mr. Bozzini is a co-manager, (vi) 5,077 shares of Class A common stock held by the Bozzini Irrevocable Trust for the benefit of a child, (vii) 5,077 shares of Class A common stock held by the Bozzini Irrevocable Trust for the benefit of a child, and (viii) 5,077 shares of Class A common stock held by the Bozzini Irrevocable Trust for the benefit of a child. Mr. Bozzini and his spouse each have sole voting and dispositive power with regard to the shares held by the Bozzini Irrevocable Trusts.

(5)   Includes (i) 532 shares of Class A common stock held directly by Mr. Chakraborty and (ii) 9,716 shares of Class A common stock held by the S. Chakraborty & J. Franklin Living Trust dtd 02/05/02, of which Mr. Chakraborty and his spouse have sole voting and dispositive powers.

(6)   Includes (i) 2,738 shares of Class A common stock held directly by Ms. Larson and (ii) 448 RSUs held directly by Ms. Larson that vest within 60 days of April 19, 2024, and will be settled in shares of Class A common stock.

(7)   Includes (i) 60,832 shares of Class A common stock held directly by Mr. Robinson and (ii) 938 RSUs held directly by Mr. Robinson that vest within 60 days of April 19, 2024, and will be settled in shares of Class A common stock.

(8)   Includes 15,974shares of Class A common stock held directly by Mr. Rowe.

(9)   Includes (i) 42,440 shares of Class A common stock held directly by Mr. Bogan and (ii) 1,839 RSUs held directly by Mr. Bogan that vest within 60 days of April 19, 2024, and will be settled in shares of Class A common stock.

(10)   Includes (i) 12,474 shares of Class A common stock held directly by Ms. Campbell and (ii) 1,634 RSUs held directly by Ms. Campbell that vest within 60 days of April 19, 2024, and will be settled in shares of Class A common stock.

(11)   Includes (i) 132,865 shares of Class A common stock held directly by Ms. Davies and (ii) 1,989 RSUs held directly by Ms. Davies that vest within 60 days of April 19, 2024, and will be settled in shares of Class A common stock.

(12)   Includes (i) 5,924 shares of Class A common stock held directly by Ms. Doughtie and (ii) 1,994 RSUs held directly by Ms. Doughtie that vest within 60 days of April 19, 2024, and will be settled in shares of Class A common stock.

(13)   Includes (i) 4,373 shares of Class A common stock held directly by Dr. Frederick and (ii) 1,622 RSUs held directly by Dr. Frederick that vest within 60 days of April 19, 2024, and will be settled in shares of Class A common stock.

(14)   Includes (i) 1,003 shares of Class A common stock held directly by Mr. Hawkins and (ii) 1,927 RSUs held directly by Mr. Hawkins that vest within 60 days of April 19, 2024, and will be settled in shares of Class A common stock.

(15)   Includes (i) 24,126 shares of Class A common stock held directly by Mr. McNamara, (ii) 1,930 RSUs held directly by Mr. McNamara that vest within 60 days of April 19, 2024, and will be settled in shares of Class A common stock, and (iii) 1,000 shares of Class A Common Stock held by the McNamara Family Trust U/A DTD 10/11/2001, of which Mr. McNamara and his spouse have joint voting and dispositive powers.

(16)   Includes (i) 39,903 shares of Class A common stock held directly by Mr. Still, (ii) 2,226 RSUs held directly by Mr. Still that vest within 60 days of April 19, 2024, and will be settled in shares of Class A common stock, (iii) 105,000 shares of Class A common stock held by the Still Family Trust, of which Mr. Still and his spouse each have sole voting and dispositive powers, and (iv) 120,784 shares of Class B common stock held by Still Family Partners, of which Mr. Still has joint voting and dispositive powers with his children.

(17)   Includes (i) 90,044 shares of Class A common stock held directly by Mr. Yang, (ii) 1,870 RSUs held directly by Mr. Yang that vest within 60 days of April 19, 2024, and will be settled in shares of Class A common stock, and (iii) 2,500 shares of Class A common stock held by the JY Trust, of which Mr. Yang has sole voting and dispositive power.

(18)   Includes (i) 10,643 shares of Class A common stock held directly by an executive officer who is not named in the table and (ii) the shares of Class A common stock described in footnotes 2, 3, 5 and 7 through 17 above.

(19)   Includes (i) 102,997 shares of Class A common stock held directly by Mr. Duffield through the Duffield Trust, for which Mr. Duffield exercises sole voting and dispositive power, (ii) 843,000 shares of Class A common stock held by the Dave and Cheryl Duffield Foundation, of which Mr. Duffield and his spouse have joint voting and dispositive power, (iii) 43,687,211 shares of Class B common stock held by the Duffield Trust, of which Mr. Duffield has sole voting and dispositive power and are subject to the Voting Agreement, and (iv) 8,131,443 shares of Class B common stock held by Mr. Bhusri and his minor child which are subject to the Voting Agreement.

(20)   Based on information contained in Amendment 3 to a Schedule 13G filed by Blackrock, Inc. ("BlackRock") on January 29, 2024, on its own behalf and on behalf of certain of its subsidiaries specified on Exhibit A to the Schedule 13G, Blackrock has sole voting power over 11,790,165 shares of Class A common stock and sole dispositive power over 13,341,449 shares of Class A common stock. BlackRock is located at 50 Hudson Yards, New York, NY 10001.

(21)   Based on information contained in Amendment 9 to a Schedule 13G filed by The Vanguard Group ("Vanguard") on February 13, 2024, on its own behalf and on behalf of certain of its subsidiaries specified on Exhibit A to the Schedule 13G/A, Vanguard has shared voting power over 153,349 shares of Class A common stock, sole dispositive power over 13,975,567 shares of Class A common stock, and shared dispositive power over 472,558 shares of Class A common stock. Vanguard is located at 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our executive officers, directors, and persons who beneficially own more than 10% of our common stock to file reports of initial ownership and changes of ownership of our securities with the SEC. Based on information submitted to us by these reporting persons and our review of copies of such reports received by us, we believe that all required Section 16(a) filings for fiscal 2024 were timely filed, other than a Form 4 for Mark J. Hawkins that was filed late on November 15, 2023, and a Form 4 for Wayne A.I. Frederick that was late filed on November 15, 2023.

EMPLOYMENT ARRANGEMENTS AND INDEMNIFICATION AGREEMENTS

Employment Arrangements

Each of our NEOs is employed "at will." We have entered into written employment agreements or offer letters with certain of our NEOs, as described below.

Carl M. Eschenbach

In connection with Mr. Eschenbach's appointment as our Co-Chief Executive Officer in 2022, we entered into an employment agreement with Mr. Eschenbach on December 20, 2022. Pursuant to the employment agreement, Mr. Eschenbach's initial base salary was established at $1,000,000 per year, with a variable compensation target of 150% per year. Mr. Eschenbach was granted the following equity awards: (i) an RSU award with a target grant value of $50,000,000 that vests over four years (the "New Hire Award"), (ii) an RSU award with a target grant value of $10,000,000 that vests over one year (the "Special RSU"), (iii) an RSU award with a target grant value of $5,000,000 that vests over one year, provided that Mr. Eschenbach purchased $2,000,000 worth of Workday Class A common stock on the public market within 12 months of his start date (the "Additional Special RSU"), and (iv) a PVU award with a target grant value of $50,000,000. Please see "Elements of our Compensation Program" above for further information about Mr. Eschenbach's compensation package. Mr. Eschenbach's employment is at will and may be terminated at any time, with or without cause. For further information about the benefits that Mr. Eschenbach may be eligible to receive in connection with certain terminations, please see "Potential Payments Upon Termination or Change in Control — Carl M. Eschenbach" below.

Zane Rowe

We entered into an offer letter agreement with Mr. Rowe, our Chief Financial Officer, on May 23, 2023. Pursuant to the offer letter, Mr. Rowe's initial base salary was established at $700,000 per year, with a variable compensation target of 50% per year. Pursuant to the offer letter, Mr. Rowe is eligible to receive a one-time hiring bonus of $2,000,000, 50% of which was paid shortly following his start date, which is subject to repayment if he is terminated for cause or resigns without good reason within the first year of employment, and 50% of which will be paid upon the one year anniversary of his start date. On July 5, 2023, in accordance with the terms of his offer letter, Mr. Rowe was granted two RSU awards with target grant values of $18,000,000 each, with one award vesting over four years and the other vesting over two years. Please see "Elements of our Compensation Program" above for further information about Mr. Rowe's compensation package. Mr. Rowe's employment is at will and may be terminated at any time, with or without cause. For further information about the benefits that Mr. Rowe may be eligible to receive in connection with certain terminations, please see "Potential Payments Upon Termination or Change in Control — Zane Rowe" below.

Potential Payments Upon Termination or Change in Control

Our Executive Severance Policy is applicable to our NEOs and certain other participants. Under the Executive Severance Policy, a participant is eligible to receive cash payments and accelerated vesting of certain equity awards in the event of a qualifying termination of the participant's employment (i) without cause, outside of a change in control of Workday (referred to as a "Non-CIC Qualifying Termination" in the Executive Severance Policy), or (ii) without cause or for good reason, in connection with a change in control of Workday (referred to as a "CIC Qualifying Termination" in the Executive Severance Policy). As described below, Messrs. Eschenbach and Rowe have certain additional benefits pursuant to their employment letters.

	Chief Executive Officer	All Other Eligible Executive Officers
Non-CIC Qualifying Termination[1]	• The payments and acceleration benefits under "All Other Eligible Executive Officers" • An additional lump sum cash payment equal to one times the target annual bonus	• A lump sum cash payment equal to annual base salary • A lump sum cash payment equal to the target annual bonus, subject to certain pro rata adjustments • Acceleration of time-based outstanding equity awards that would have vested within 12 months following the Non-CIC Qualifying Termination, other than equity awards granted within the 12 months prior to the Non-CIC Qualifying Termination • A lump sum cash payment equal to 12 months of COBRA premiums
CIC Qualifying Termination[1]	• A lump sum cash payment equal to two times annual base salary • A lump sum cash payment equal to two times the target annual bonus • Acceleration of all outstanding time-based outstanding equity awards • A lump sum cash payment equal to 24 months of COBRA premiums	• A lump sum cash payment equal to annual base salary • A lump sum cash payment equal to the target annual bonus • Acceleration of all outstanding time-based outstanding equity awards • A lump sum cash payment equal to 12 months of COBRA premiums

(1) Pursuant to the terms of the Executive Severance Policy, a participant is entitled to receive the greater of the benefits under the Executive Severance Policy or the benefits provided for under arrangements entered into by and between the participant and Workday prior to the effective date of the Executive Severance Policy.

Carl M. Eschenbach

Mr. Eschenbach's Employment Agreement provides that if he is terminated without cause (as defined in his Employment Agreement) within two years following his start date, other than in connection with a change in control, and Mr. Eschenbach delivers a release of claims in favor of Workday, he will be entitled to receive: (i) 12 months of his base salary; (ii) a cash incentive plan payout equal to 150% of his base salary; and (iii) accelerated vesting of such number of shares subject to each of the New Hire RSU, the PVU award (provided that the PVU award will accelerate only to the extent an applicable Price Hurdle has previously been achieved or is eligible to be, and is, achieved as of the date of his termination), the Special RSU, the Additional Special RSU (if the open market stock purchase requirement has been satisfied), and any future annual RSUs, if any, that would have vested in the 12 months following such termination. After such two-year period, Mr. Eschenbach will continue to participate in the Executive Severance Policy.

In the event that Mr. Eschenbach's employment is terminated in connection with a CIC Qualifying Termination, and Mr. Eschenbach delivers a release of claims in favor of Workday, he will be entitled to receive the CIC Qualifying Termination benefits pursuant to the Executive Severance Policy set forth in the table above; provided that the PVU award will accelerate only to the extent that any previously unachieved price hurdles are achieved based on the price per share paid in such change in control. In addition, in the event of the termination of Mr. Eschenbach's employment in connection with a change in control such that he becomes entitled to the acceleration benefits described above, then if requested by Workday, he will enter into a non-competition agreement of reasonable scope and duration upon the closing of a change in control, as a condition to the receipt of such benefits.

Zane Rowe

Mr. Rowe's offer letter provides that he is entitled to certain payments and accelerated vesting if his employment is terminated without cause (as defined in the Executive Severance Policy) within two years following his start date, other than in connection with a change in control, and Mr. Rowe delivers a general release of claims in favor of Workday. In such case, he will be entitled to receive: (i) 12 months of his base salary; (ii) a cash incentive plan payout equal to 50% of his base salary; and (iii) accelerated vesting of such number of shares subject to any then outstanding equity awards that would have vested in the 12 months following such termination. Our Executive Severance Policy was amended and restated in November 2023, and following such restatement provides Mr. Rowe with substantially similar benefits in the event of a Non-CIC Qualifying Termination, which will apply after the offer letter's two-year protection period. Mr. Rowe is also eligible to receive the CIC Qualifying Termination benefits set forth in the Executive Severance Policy and as stated in the table above.

The following table sets forth quantitative estimates of the benefits that would have accrued to our NEOs pursuant to our Executive Severance Policy in the event of a Non-CIC Qualifying Termination or a CIC Qualifying Termination, assuming their employment had terminated as of January 31, 2024, the last day of fiscal 2024.

Pursuant to company policy, if our NEOs are terminated due to death or permanent disability, all outstanding time-based equity awards will vest upon termination. Other than for Mr. Eschenbach, the quantitative estimates payable to our NEOs upon termination due to death or permanent disability are equal to the amounts disclosed in the "Intrinsic Value of Accelerated Equity Awards" column for CIC Qualifying Termination in the table below.

Name	Cash Severance	Cash Target Bonus	Benefit Continuation	Intrinsic Value of Accelerated Equity Awards RSU and PVU Awards[1]	Total
Carl M. Eschenbach					
Non-CIC Qualifying Termination[2]	$ 2,500,000	$ 1,500,000	$ 48,122	$ 40,264,004	$ 44,312,126
CIC Qualifying Termination[3]	2,000,000	3,000,000	96,243	148,287,649	153,383,892
Death or Disability	—	—	—	118,826,708	118,826,708
Aneel Bhusri					
Non-CIC Qualifying Termination	65,000	—	19,376	8,956,224	9,040,600
CIC Qualifying Termination	130,000	—	38,752	60,603,976	60,772,728
Zane Rowe					
Non-CIC Qualifying Termination[4]	700,000	350,000	48,122	21,028,934	22,127,056
CIC Qualifying Termination	700,000	350,000	48,122	42,057,869	43,155,991
Sayan Chakraborty					
Non-CIC Qualifying Termination	400,000	200,000	51,373	7,194,086	7,845,459
CIC Qualifying Termination	400,000	200,000	51,373	33,341,195	33,992,568
Douglas A. Robinson					
Non-CIC Qualifying Termination	400,000	400,000	51,373	7,825,999	8,677,372
CIC Qualifying Termination	400,000	400,000	51,373	34,952,850	35,804,223
Barbara A. Larson[5]					
Non-CIC Qualifying Termination	—	—	13,092	—	13,092
CIC Qualifying Termination	—	—	—	—	—
Jim J. Bozzini					
Non-CIC Qualifying Termination	400,000	200,000	48,122	7,206,020	7,854,142
CIC Qualifying Termination	400,000	200,000	48,122	26,682,387	27,330,509

(1) The estimated benefit amount of unvested RSUs was calculated by multiplying the applicable number of unvested RSUs held by the applicable NEO by the closing price of our Class A common stock on January 31, 2024, the last trading day of our fiscal year, which was $291.07.

(2) Reflects benefits Mr. Eschenbach may be eligible to receive under the Executive Severance Policy as it provides greater aggregate benefits than his employment agreement. The value of accelerated vesting for Mr. Eschenbach includes (i) outstanding time-based RSUs vesting in the next 12 months and (ii) outstanding Tranche 1 and Tranche 2 PVUs vesting in the next 12 months that remain subject to the service vesting requirement as of January 31, 2024, and is calculated based on the closing price of our Class A common stock on January 31, 2024, the last trading day of our fiscal year, which was $291.07. Tranche 3 PVUs are not eligible for accelerated vesting as the applicable performance period has not yet begun.

(3) The value of accelerated vesting for Mr. Eschenbach includes (i) outstanding time-based RSUs as of January 31, 2024, and (ii) all outstanding PVUs. The Price Hurdles for Tranche 1 and 2 were achieved prior to January 31, 2024, and the Price Hurdle for Tranche 3 ($272.72) would be achieved when using $291.07, the closing price of our Class A common stock on January 31, 2024, as the assumed change in control per share value. The estimate benefit amount of the PVUs was calculated by multiplying the number of outstanding unvested PVUs in all three tranches by the closing price of our Class A common stock on January 31, 2024, which was $291.07.

(4) Reflects benefits Mr. Rowe may be eligible to receive under his offer letter as it provides greater aggregate benefits than the Executive Severance Policy.

(5) Ms. Larson's employment terminated November 2023, at which point she became ineligible to participate in the Executive Severance Policy. This amount reflects a COBRA payment of $13,092 which was provided to Ms. Larson in connection with her transition and in exchange for a release of claims.

Indemnification Arrangements

Our Certificate of Incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law and, subject to the approval of Proposal 4 amending our Certificate of Incorporation to provide for officer exculpation, our Certificate of Incorporation will contain provisions that limit the liability of our officers for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders and, subject to the approval of Proposal 4, officers will not be personally liable to our stockholders for monetary damages for any breach of fiduciary duties, except liability for:

- any breach of the director's or officer's duty of loyalty to us or our stockholders;

- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

- any transaction from which the director or officer derived an improper personal benefit.

Our Certificate of Incorporation and our Bylaws require us to indemnify our directors and officers to the maximum extent not prohibited by the Delaware General Corporation Law and allow us to indemnify other employees and agents as set forth in the Delaware General Corporation Law. Subject to certain limitations, our Bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers, and certain of our key employees, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, require us to indemnify our directors, officers, and key employees for certain expenses, including attorneys' fees, judgments, penalties, fines and settlement amounts actually and reasonably incurred by such director, officer, or key employee in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted.

We believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers, and key employees. We also maintain directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

QUESTIONS AND ANSWERS

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this Proxy Statement. You should read this entire Proxy Statement carefully. The term "proxy materials" includes this Proxy Statement and our Annual Report on Form 10-K for fiscal 2024.

How does the Board of Directors recommend I vote on these proposals?

Proposal 1

 **FOR** each nominee

The election to our Board of Directors of the following three nominees to serve as Class III directors until the 2027 Annual Meeting of Stockholders: Aneel Bhusri, Thomas F. Bogan, and Lynne M. Doughtie

Proposal 2

 **FOR**

A proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2025

Proposal 3

 **FOR**

A proposal to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement

Proposal 4

 **FOR**

A proposal to approve an amendment to our Restated Certificate of Incorporation to reflect Delaware law provisions providing for officer exculpation

Why are you holding a virtual meeting and how can stockholders attend?

We believe hosting our Annual Meeting virtually helps to reduce costs, expand access, and enable improved communication. Stockholders are able to attend our Annual Meeting, vote, and ask questions online from around the world. To participate in our virtual Annual Meeting, visit www.virtualshareholdermeeting.com/WDAY2024 and input the 16-digit control number included in the Internet Notice, your proxy card, or the voting instruction form sent by your broker.

Who is entitled to vote?

Holders of our common stock as of the close of business on April 19, 2024, which our Board of Directors established as the Record Date, may vote at the Annual Meeting. As of the Record Date, there were 212,394,008 shares of Class A common stock outstanding and 52,897,186 shares of Class B common stock outstanding. In deciding all matters at the Annual Meeting, each holder of Workday Class A common stock is entitled to one vote for each share held as of the close of business on the Record Date, and each holder of Workday Class B common stock is entitled to 10 votes for each share held as of the close of business on the Record Date. We do not have cumulative voting rights for the election of directors

How do I vote?

There are four ways for stockholders of record to vote, depending on whether you received only the Internet Notice or a printed copy of the proxy materials. In all cases, a 16-digit control number is required to vote. The control number will be included in the Internet Notice, on your proxy card, or on the voting instruction form received from your broker, bank, or other nominee.

- **Online Prior to the Annual Meeting.** Please visit www.proxyvote.com, available 24 hours a day, seven days a week, until 11:59 p.m. EDT on June 17, 2024, and enter your control number to submit your proxy.

- **Online During the Annual Meeting.** To vote on June 18, 2024 at the Annual Meeting, please visit www.virtualshareholdermeeting.com/WDAY2024 and enter your control number to submit your proxy. The live audio webcast will begin promptly at 9:00 a.m. PDT. Online access will open approximately 15 minutes prior to the start of the meeting to allow time for you to log in and test your system. If you experience technical difficulties, please call the help number listed on the virtual stockholder meeting website for assistance.

- **Phone.** If you received a copy of the proxy materials, you may vote by calling 1-800-690-6903 toll-free, available 24 hours a day, seven days a week, until 11:59 p.m. EDT on June 17, 2024, and entering your control number to submit your proxy.

- **Mail.** If you received a proxy card or voting instruction form, you may submit your proxy by completing and mailing it to the specified address. Your proxy card or voting instruction form must be received prior to the Annual Meeting.

Even if you plan on attending the virtual Annual Meeting, we encourage you to vote your shares in advance to ensure that your vote will be represented at the meeting.

Can I change my vote?

You can revoke your proxy and change your vote at any time before the taking of the vote at the Annual Meeting, in which case only your latest, validly-executed proxy that you submit will be counted. To change your vote or revoke your proxy, you must do one of the following:

- enter a new vote online or by telephone pursuant to the above instructions;

- return a later-dated proxy card or voting instruction form so that it is received prior to the Annual Meeting;

- notify the Corporate Secretary of Workday, in writing, c/o Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California, 94588, Attn: Corporate Secretary; or

- vote online during the virtual Annual Meeting pursuant to the above instructions.

Who is Workday's transfer agent?

Workday's transfer agent is Equiniti Trust Company, LLC ("EQ"). You may email EQ at helpAST@equiniti.com or you may call AST at 718-921-8124 Monday through Friday between 5:00 a.m. to 5:00 p.m. PDT. Materials may be mailed to Equiniti at:

Workday Shareholder Services
c/o Equiniti Trust Company, LLC
55 Challenger Road, Floor 2
Ridgefield Park, NJ 07660

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our Board of Directors. The persons named in the proxy have been designated as proxies by our Board. When proxies are properly dated, executed, and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, the shares will be voted in accordance with the recommendations of our Board as described above. If any matters not described in the Proxy Statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the Annual Meeting is adjourned, the proxy holders can vote your shares at the adjourned meeting date as well, unless you have properly revoked your proxy instructions, as described above.

What is a quorum?

The presence of a majority of the aggregate voting power of the issued and outstanding shares of stock entitled to vote at the meeting will constitute a quorum at the meeting. Your shares will be counted as present at the meeting if you attend and vote online during the virtual Annual Meeting or if you have properly submitted a proxy. Except as otherwise expressly provided by our Certificate of Incorporation or by law, the holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote. Each holder of Class A common stock will have the right to one vote per share of Class A common stock and each holder of Class B common stock will have the right to 10 votes per share of Class B common stock. A proxy submitted by a stockholder may indicate that the shares represented by the proxy are not being voted, referred to as an abstention, with respect to a particular matter. In addition, a broker may not be permitted to vote stock (broker non-vote) held in street name on a particular matter in the absence of instructions from the beneficial owner of the stock. The shares subject to a proxy that are not being voted on a particular matter because of broker non-votes will count for purposes of determining the presence of a quorum. Abstentions are voted neither "for" nor "against" a matter but are also counted in the determination of a quorum.

How many votes are needed for approval of each matter?

- **Proposal No. 1:** The election of each nominee to the Board of Directors requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against a nominee.

- **Proposal No. 2:** The ratification of the appointment of Ernst & Young LLP requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

- **Proposal No. 3:** The advisory vote regarding approval of our named executive officers' compensation requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

- **Proposal No. 4:** The approval of an amendment to our Restated Certificate of Incorporation to reflect Delaware law provisions providing for officer exculpation requires the affirmative vote of at least two-thirds of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

Because Proposal No. 3 is an advisory vote, the results will not be binding on Workday's Board or Workday. The Compensation Committee and the Board will consider the outcome of the proposal when establishing or modifying the compensation of our named executive officers.

How are proxies solicited for the Annual Meeting?

The Board of Directors is soliciting proxies for use at the Annual Meeting. We have engaged D.F. King & Co., Inc., a proxy solicitation firm, for assistance in connection with the Annual Meeting at a cost of approximately $12,500, plus reasonable out-of-pocket expenses. All expenses associated with this solicitation will be borne by Workday. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending these proxy materials to you if a broker or other nominee holds your shares.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokers and other intermediaries holding shares of common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole routine matter — the proposal to ratify the appointment of Ernst & Young LLP. Your broker will not have discretion to vote on Proposals No. 1, 3, or 4 absent direction from you, as they are considered "non-routine" matters.

Why did I receive a notice regarding the availability of proxy materials electronically instead of a full set of proxy materials?

In accordance with SEC rules, we have elected to furnish our proxy materials, including this Proxy Statement and our fiscal 2024 Annual Report to Stockholders, primarily online. Beginning on or about May 7, 2024, the Internet Notice is being mailed to our stockholders, which contains notice of the Annual Meeting and instructions on how to access our proxy materials online, how to vote online, and how to request a paper or email copy of the proxy materials. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by email by following the instructions contained in the Internet Notice. We encourage stockholders to take advantage of the availability of the proxy materials online to help reduce both the impact on the environment and the administrative costs of our annual meetings.

What does it mean if multiple members of my household are stockholders, but we only received one Internet Notice or full set of proxy materials in the mail?

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for notices and proxy materials with respect to two or more stockholders sharing the same address by delivering a single notice or set of proxy materials addressed to those stockholders, unless an affected stockholder has provided contrary instructions. This practice, known as "householding," helps to reduce our printing and postage costs, reduces the amount of mail you receive, and helps to preserve the environment.

Once you have elected householding of your communications, householding will continue until you are notified otherwise or until you revoke your consent, which may be done at any time by contacting your bank or broker, or, if you are a registered holder, by contacting EQ by calling 718-921-8124 or writing to Workday Shareholder Services, c/o Equiniti Trust Company, LLC, 55 Challenger Road, Floor 2, Ridgefield Park, NJ 07660. Additionally, upon request, we will promptly deliver a separate copy of the proxy materials to any stockholder at a shared address to which a single copy was delivered. To receive a separate copy of the proxy materials, you may reach our Investor Relations department by writing to Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, CA 94588, via email at IR@workday.com, or by calling 925-379-6000.

Any stockholders who share the same address and currently receive multiple copies of the Internet Notice or proxy materials who wish to receive only one copy in the future can contact Workday's Investor Relations department, their bank, broker, or, if a registered holder, American Stock Transfer & Trust Company, to request information about householding.

ADDITIONAL INFORMATION

Stockholder Proposals for 2025 Annual Meeting

Any stockholder who wishes to submit a proposal for inclusion in our proxy materials must comply with Rule 14a-8 promulgated under the Exchange Act. For such proposals to be included in our proxy materials relating to our 2025 Annual Meeting of Stockholders, all applicable requirements of Rule 14a-8 must be satisfied and we must receive such proposals no later than January 7, 2025. Such proposals must be delivered to the Corporate Secretary of Workday at the address listed on the front page.

Proposals of stockholders that are not eligible for inclusion in the Proxy Statement and proxy for our 2025 Annual Meeting of Stockholders, or that concern one or more nominations for directors at the meeting, must comply with the procedures, including minimum notice provisions and Rule 14a-19, contained in our Bylaws. Notice must be received by the Corporate Secretary of Workday at the address listed on the front page, no earlier than March 5, 2025, and no later than April 4, 2025.

However, if the date of our 2025 Annual Meeting of Stockholders is advanced by more than 30 days prior to, or delayed by more than 60 days after, the one-year anniversary of the date of the previous year's annual meeting, then for notice to the stockholder to be timely, it must be so received by the Corporate Secretary at the address listed on the front page not earlier than the close of business on the 105th day prior to such annual meeting and not later than the close of business on the later of (1) the 75th day prior to such annual meeting, or (2) the 10th day following the day on which public announcement of the date of such annual meeting is first made.

A copy of the pertinent provisions of the Bylaws is available upon request to the Corporate Secretary of Workday at the address listed on the front page.

Solicitation of Proxies

We will bear the expense of preparing, printing, and distributing proxy materials to our stockholders. In addition to solicitations by mail, there may be incidental personal solicitation at nominal cost by directors, officers, employees, or our agents. We will also reimburse brokerage firms and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy materials to beneficial owners of our common stock for which they are record holders.

Fiscal 2024 Annual Report

A copy of our Fiscal 2024 Annual Report, which includes our Annual Report on Form 10-K for the fiscal year ended January 31, 2024, and our 2024 Proxy Statement, each as filed with the SEC, is available, without charge, by mailing a request to Investor Relations, Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California 94588. The Annual Report on Form 10-K and Proxy Statement are also available at the web address shown on the Notice of Annual Meeting of Stockholders and under the "Investor Relations" section on our website at: www.workday.com/sec-filings. We encourage stockholders to take advantage of the availability of these materials online to help reduce both the impact on the environment and the administrative costs of our annual meetings.

OTHER MATTERS

We know of no other matters that are likely to be brought before the meeting. If, however, other matters that are not now known or determined come before the meeting, the persons named in the enclosed proxy or their substitutes will vote such proxy in accordance with their discretion.

WORKDAY, INC.

CERTIFICATE OF AMENDMENT

OF THE

RESTATED CERTIFICATE OF INCORPORATION

Workday, Inc., a corporation organized and existing under the laws of the State of Delaware ("**Workday**"), hereby certifies that:

1. The name of the corporation is "Workday, Inc." The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was March 16, 2012.

2. Article VII of the Restated Certificate of Incorporation of Workday is amended and restated in its entirety to read as follows:

ARTICLE VII: DIRECTOR AND OFFICER LIABILITY

1. **Limitation of Liability.** To the fullest extent permitted by law, neither a director of Workday nor an officer of Workday will be personally liable to Workday or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer of Workday will be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

2. **Indemnification.** In furtherance and not in limitation of the rights, powers, privileges, and discretionary authority granted or conferred by Title 8 of the General Corporation Law or other statutes or laws of the State of Delaware, the Board of Directors is expressly authorized to provide indemnification of directors, officers, employees, agents, and other persons to the fullest extent permitted by law through bylaw provisions, agreements with indemnitees, vote of stockholders or disinterested directors or otherwise.

3. **Change in Rights.** Neither any amendment nor repeal of this ARTICLE VII, nor the adoption of any provision of this Restated Certificate of Incorporation inconsistent with this ARTICLE VII, will eliminate, adversely affect or reduce the effect of this ARTICLE VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

4. The foregoing Certificate of Amendment has been duly adopted in accordance with Section 242 of the Delaware General Corporation Law.

The Company has caused this Certificate to be executed by a duly authorized officer of the Company on the date set forth below.

Executed on _____, 2024

WORKDAY, INC.

By: _____
Name: Carl M. Eschenbach
Title: Chief Executive Officer

NON-GAAP MEASURES

Use of Non-GAAP Measures

The non-GAAP financial measure of adjusted subscription revenue is a performance metric used in our annual cash bonus program. For fiscal 2024, adjusted subscription revenue excludes the effect of foreign currency exchange rate fluctuations relative to the rates that were used in establishing the target performance metrics. The intent of this adjustment is that employees shall neither profit from, nor be penalized by, foreign currency fluctuations in determining bonus payouts.

This non-GAAP financial measure of adjusted subscription revenue should be considered in addition to, not as a substitute for or in isolation from, measures prepared in accordance with GAAP. This non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore comparability may be limited. Management encourages investors and others to review Workday's financial information in its entirety and not rely on a single financial measure.

Reconciliation of our GAAP subscription revenue to non-GAAP adjusted subscription revenue is as follows (in millions):

	Year Ended January 31,			
	2024	**2023**	**2022**	**2021**
Subscription services revenue	$ 6,603	$ 5,567	$ 4,546	$ 3,788
Effects of foreign currency translation adjustments	6	15	*	*
Non-GAAP adjusted subscription revenue	$ 6,609	$ 5,582	$ 4,546	$ 3,788

*   Not computed for fiscal years 2022 and 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to
Commission File Number 001-35680

WORKDAY, INC.
(Exact name of registrant as specified in its charter)

Delaware	**20-2480422**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

6110 Stoneridge Mall Road
Pleasanton, California 94588
(Address of principal executive offices, including zip code)

(925) 951-9000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001	WDAY	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933 ("Securities Act").   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act").   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting stock of the registrant as of July 31, 2023 (based on a closing price of $237.13 per share) held by non-affiliates was approximately $49.0 billion. As of March 6, 2024, there were approximately 211 million shares of the registrant's Class A common stock, net of treasury stock, and 53 million shares of the registrant's Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2024 Annual Meeting of Stockholders ("Proxy Statement"), to be filed within 120 days of the registrant's fiscal year ended January 31, 2024, are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part of this Form 10-K.

TABLE OF CONTENTS

PART I

As used in this report, the terms "Workday," "registrant," "we," "us," and "our" mean Workday, Inc. and its subsidiaries unless the context indicates otherwise.

Our fiscal year ends on January 31. References to fiscal 2024, for example, refer to the year ended January 31, 2024.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements, which are subject to safe harbor protection under the Private Securities Litigation Reform Act of 1995. All statements contained in this report other than statements of historical fact, including statements regarding our future financial condition and operating results, business strategy and plans, and objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "seek," "plan," and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations, beliefs, and projections about future events, conditions, and trends that we believe may affect our financial condition, operating results, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, assumptions, and changes in circumstances that are difficult to predict and many of which are outside of our control, such as those arising from the impact of recent macroeconomic events, including inflation, increased interest rates, and geopolitical factors, as well as those described in the "Risk Factors" section, which we encourage you to read carefully. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

In light of these risks, uncertainties, assumptions, and potential changes in circumstances, the future events, conditions, and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied by the forward-looking statements. Accordingly, you should not rely upon any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activities, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this report or to conform these statements to actual results or revised expectations, except as required by applicable law. If we do update any forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

ITEM 1. BUSINESS

Overview

Workday is a leading enterprise platform that helps organizations manage their most important assets – their people and money. Workday provides more than 10,000 organizations with AI-powered cloud solutions to help solve some of today's most complex business challenges, including supporting and empowering their workforce, managing their finances and spend in an ever-changing environment, and planning for the unexpected.

Our purpose is to inspire a brighter work day for all. We strive to make the world of work and business better, and hope to empower customers to do the same through an innovative suite of solutions licensed by more than 65 million users around the world and across industries – from medium-sized businesses to more than 50% of the Fortune 500. Central to our purpose is a set of core values – with our employees as number one – along with customer service, innovation, integrity, fun, and profitability. We believe that having happy employees leads to happy customers, and we are committed to helping our customers adapt and thrive in this increasingly dynamic business environment.

As organizations face changing conditions, we believe the need for an intuitive, scalable, and secure platform that ties finance, people, suppliers, and plans together in one version of truth is more important than ever. Workday's Artificial Intelligence ("Workday AI") is built into our platform, allowing us to rapidly deliver and sustain models that can solve countless business problems. As a result, Workday AI helps deliver better employee experiences, increase productivity, improve operational efficiencies, and provide insights for faster, data-driven decision-making. Workday provides organizations with a unified system that can help them plan, execute, analyze, and extend to other applications and environments, thereby helping them continuously adapt how they manage their business and operations. To support this, Workday delivers weekly product updates in addition to major feature releases twice a year. Through this model, Workday customers are able to deliver and adopt innovations quickly and adapt at a time that fits their business needs. We sell our solutions worldwide primarily through direct sales through our field sales teams. We also offer professional services, as do our Workday Services Partners, to help customers deploy our solutions and continually adopt new capabilities.

In fiscal 2024, we announced the new Workday AI Marketplace to help our customers easily find and deploy certified artificial intelligence ("AI") and machine learning ("ML") partner solutions to propel their businesses into the future. In addition, we announced several new generative AI capabilities that are expected to be available to our customers in fiscal 2025, including capabilities that will help customers generate job descriptions in minutes and analyze and correct contracts for more accurate revenue recognition. Workday AI Gateway will enable developers to develop customized applications by providing access to Workday AI and ML services.

Our Capabilities

Workday's suite of enterprise cloud applications addresses the evolving needs of the C-suite across various industries and are designed to be open, extensible, and configurable, allowing integration with other applications and the ability for users to build their own custom applications. Workday offers applications for Financial Management, Spend Management, Human Capital Management ("HCM"), Planning, and Analytics and Benchmarking.

Financial Management: Solutions for the Office of the Chief Financial Officer ("CFO")

In the changing world of finance, Workday helps organizations accelerate their journeys towards becoming truly digital finance operations by giving them the tools they need to manage the strategic direction of their organizations while also supporting growth, profitability, and compliance and regulatory requirements. Workday's suite of financial management applications, built on the Workday platform with Workday AI at the core, helps enable CFOs to maintain accounting information in the general ledger; manage core financial processes such as payables and receivables; identify real-time financial, operational, and management insights; improve financial consolidation; reduce time-to-close; promote internal control and auditability; and achieve consistency across global finance operations.

Spend Management: Solutions for the Office of the CFO

Workday provides procurement professionals with tools to support their businesses through the source-to-contract process, including a user experience designed for ease and collaboration. Workday offers a set of cloud-based spend management solutions that help organizations streamline supplier selection and contracts, manage indirect spend, and build and execute sourcing events, such as requests for proposals. Additionally, Workday offers an expense management solution that provides users with flexible ways to submit and approve expenses, while providing leaders the ability to set controls and analyze spend.

Human Capital Management: Solutions for the Office of the Chief Human Resources Officer ("CHRO")

In the changing world of human resources ("HR"), Workday helps organizations identify and respond to rapidly changing conditions, whether they stem from shifting talent needs or a focus on belonging and diversity or employee engagement. Workday's suite of HCM applications allows organizations to manage the entire employee lifecycle – from recruitment to retirement – enabling HR teams to hire, onboard, pay, develop and reskill, and provide meaningful employee experiences that are personalized and helpful, based on listening to the diverse needs of today's workforce. For example, Workday Skills Cloud, one of our most widely-adopted AI use cases, helps organizations make the important shift to a skills-first approach, helping them prepare today for the jobs of tomorrow.

Planning: Solutions for the Offices of the CFO and CHRO

In today's dynamic environment, businesses are continuously planning to model various scenarios and preparing to quickly respond to change. Workday provides an active planning process that can model across finance, workforce, sales, and operational data, helping organizations make more informed decisions and respond quickly to changing situations. Workday AI assists in creating forecasts that incorporate historical and third-party data, such as economic data and labor statistics. When combined with Workday's financial management and HCM solutions, organizations are able to leverage real-time transactional data to dynamically adjust and recalibrate their plans.

Analytics and Benchmarking and Workday Cloud Platform: Solutions for the Offices of the Chief Information Officer ("CIO"), CFO, and CHRO

Workday helps leaders make sense of the vast amount of data they collect enterprise-wide. For example, information technology ("IT") leaders are navigating the complexities of supporting employees in new environments, which requires them to deploy an adaptable, secure architecture to help ensure global continuity and productivity while remaining agile. Workday provides applications for analytics and reporting, including augmented analytics to surface insights to the line of business in simple-to-understand stories, machine learning to drive efficiency and automation, and benchmarks to compare performance against other organizations.

Industries: Solutions for the Offices of the CIO, CFO, and CHRO

Workday offers businesses flexible solutions to help them adapt to their industry-specific needs and respond to change. Workday's applications serve industries such as financial services, healthcare, higher education, state and local government, and professional services. For example, Workday provides supply chain and inventory solutions to healthcare organizations, allowing them to purchase, stock, track, and replenish their inventory to help support patient care. In addition, higher education institutions can deploy Workday's solutions to manage the end-to-end student and faculty lifecycle. Workday also enables its partner ecosystem to build industry-specific solutions. With Workday Extend, customers and their developers can build custom applications that can accommodate their unique industry business needs, complete with the same experience, security model, and reliability of the native applications offered by Workday.

Product Development

At Workday, innovation is a core value. Our culture encourages out-of-the-box thinking and creativity, which enables us to create applications designed to change the way people work. Our architecture enables us to deploy our solutions rapidly to meet evolving business needs. We invest a significant percentage of our resources in product development and are committed to rapidly building and/or acquiring new applications and solutions. Our product development organization is responsible for product design, development, testing, and certification. We focus our efforts on developing new applications and core technologies, as well as further enhancing the usability, functionality, reliability, security, performance, and flexibility of existing applications. To grow our unified suite of Workday applications, we primarily invest in research and development, but we also selectively acquire companies that are consistent with our design principles, existing product set, corporate strategy, and company culture. We also manage a portfolio of strategic investments through Workday Ventures, our strategic investment arm. We invest primarily in enterprise cloud technology companies that we believe are digitally transforming their industries, improving customer experiences, helping us expand our solution ecosystem or supporting other corporate initiatives. We plan to continue making these types of strategic investments as opportunities arise that we find attractive.

Human Capital

Workday was founded with the idea of putting people at the center of enterprise software, which is why employees are our number one core value. As of January 31, 2024, our global workforce consisted of approximately 18,800 employees in 32 countries, of which approximately 65% were located in the U.S. and 35% were located internationally. We consider our relations with our employees to be very good. Our Chief People Officer, in partnership with our Chief Diversity Officer, is responsible for developing and executing Workday's human capital strategy, including programs focused on total rewards; belonging and diversity; and employee development, engagement, and wellbeing. Our Chief People Officer and CEO regularly update our Board of Directors and Compensation Committee on human capital matters and seek their input on subjects such as succession planning, executive compensation, and our company-wide equity programs.

Total Rewards

Our compensation philosophy is designed to establish and maintain a fair and flexible compensation program that attracts and rewards talented individuals who possess the skills necessary to support our near-term objectives, create long-term value for our stockholders, grow our business, and assist in the achievement of our strategic goals. We believe that providing employees with competitive pay, ownership in the company, and a wide range of benefits is fundamental to employees feeling valued, motivated, and recognized for their contributions. Equity ownership is a key element of our compensation program, allowing employees to share in Workday's successes and aligning the interests of our employees with our stockholders. Additionally, our total rewards package includes a cash bonus program, an employee stock purchase plan, healthcare and retirement benefits, paid time off, family leave, and other wellness programs. We also offer specialized benefits such as a holistic global mental and emotional health program, onsite and virtual healthcare resources, a financial wellness program, and support for fertility options and new parents, as well as reimbursement of adoption costs.

Our Commitment to Pay Parity

We believe that all employees deserve to be paid fairly and equitably and be afforded an equal chance to succeed. We have a market-based pay structure that compares our roles to those of our peers in each region. This process helps ensure we pay according to the market value of the jobs we offer. We also have processes in place to make pay decisions based on internally consistent and fair criteria. Each year, we conduct a company-wide pay equity analysis to help ensure pay equity between men and women as well as a US-based analysis with respect to employees of different ethnicities. If we identify differences in pay, we research those differences and, where appropriate, make adjustments to employees' pay.

Belonging and Diversity

We strive to be a workplace where all employees are valued for their unique perspectives and where we all collectively contribute to Workday's success and innovation. Belonging and Diversity ("B&D") helps us cultivate an equitable and inclusive environment for all. Whether it's through creating resources and initiatives that enable and strengthen our culture, building inclusive products and technology, or hiring and developing diverse talent, our vision is to Value Inclusion, Belonging, and Equity ("VIBE") for all. Our 12 Employee Belonging Councils ("EBCs") play an integral role in fostering a culture of VIBE. Our EBCs, including Black @ Workday, Military and Veterans, and Workday for People with Disabilities, among others, provide a designated space for members and allies to advance inclusive business initiatives, enable professional development, promote connections, and bring greater visibility to diverse talent, as well as engage in community outreach activities.

As a part of our ongoing commitment to VIBE, we track progress and plan for the future by using our internally developed B&D products and solutions to assess equity and analyze diversity- and inclusion-related data that informs our VIBE strategy. Through these products, we can assess, measure, benchmark, and manage diversity and inclusion as well as empower our leaders to create B&D plans and measure performance and outcomes across areas such as hiring, development, and employee experience. Looking at our diversity data, we continue to make strides in our representation. As of January 31, 2024, women represented 42% of our global employees and 38% of our leadership positions globally, and underrepresented minorities (defined as those who identify as Alaskan native, American Indian, Black, Latinx, Native Hawaiian, Other Pacific Islander, and/or two or more races) represented 14% of our U.S. employees and 10% of our leadership positions in the U.S. We remain focused on increasing gender equity and representation globally, and continuing efforts to support our underrepresented communities.

We believe that talent is everywhere, but opportunity is not. Skills, education, and experience are gained in a variety of ways that are often not recognized in the traditional recruiting process. Talent acquisition at Workday ensures there is intentionality about weaving VIBE throughout our hiring practices to ensure an inclusive and equitable experience for all. We also invest in leading workforce development organizations who provide direct training and employment opportunities for candidates facing barriers to employment through our Opportunity Onramps programs.

Learning and Development

Our employees tell us they are most engaged when they are continuously being exposed to new things, empowered to build new skills, and able to make an impact. Our employees have instant access to training via several industry-leading learning platforms, which provide our global workforce with convenient, timely access to content from subject matter experts. We offer a number of educational resources, development opportunities, and a support community to guide employees throughout their Workday careers. For example, we developed Career Hub which helps our employees share skills and interests and receive relevant connections, curated learning content, and recommended jobs to help them on their career journeys. Using Workday AI, Career Hub provides workers with suggestions to grow their skills and capabilities and encourages them to build a plan as they explore opportunities for continued career development.

Additionally, to foster a strong culture of compliance and ethics, we conduct annual compliance and ethics training of our Code of Conduct for all employees. In fiscal 2024, we had a 100% completion rate for our annual Code of Conduct training.

Communication and Engagement

Our culture and how we treat people are paramount at Workday, and we believe that being transparent and facilitating information sharing are key to our success. Workday leverages multiple communication channels to engage and inform employees, including company meetings, town halls, internal websites, and social collaboration tools. We also use Workday Peakon Employee Voice to collect feedback in real time from our employees and turn that feedback into dialog and action. Since we introduced Workday Peakon Employee Voice in fiscal 2022, employees have provided over 486,000 confidential comments on the platform through weekly surveys and 95% of our employees have taken part in at least one survey, which reflects strong engagement by our employees. We receive data points from these surveys that help us identify actions to take to improve our company and our culture.

Buoyed by the opportunities offered by our own technology, our talent philosophy puts employees at the center of their own career and performance journey by providing them the tools and framework to further their careers. We have done this by establishing a clear philosophy and set of expectations. Every Workmate receives enablement on our performance and growth philosophy, what's expected of them, and how to leverage these practices to ensure their own personal success and career growth at Workday. Our talent and performance dashboard provides a snapshot view of performance-related tasks, with a visual summary of goals, feedback, and growth opportunities. Employees can take action to update their contributions, capabilities, career, and connections using the quick links provided in the dashboard.

Health, Safety, and Wellbeing

At Workday, we take a holistic approach to our employees' health and wellbeing and have created programs that focus on four core dimensions: Physical; Mental and Emotional; Financial; and Social and Flex. These programs go beyond traditional medical benefits and wellness offerings and allow employees to focus on their personal wellness goals as well as their mental health.

Our hybrid work model provides flexibility for our employees to work from home, while still bringing people together to foster collaboration and innovation. We offer new remote-based employees a stipend to enable them to have a comfortable work-from-home environment. To help keep health and mental wellness top of mind, we offer a series of programs and communications focused on mental health. These included tools and resources related to sleep, healthy eating, and mindfulness, as well as enhancements to our Employee Assistance Program to, among other things, facilitate timely access to culturally responsive mental health support for employees and their family members.

Our Global Workplace Safety team supports the traditional corporate areas of employee health and safety and physical security for Workday on a global scale. From the workplace to work-related travel, we strive to keep our employees safe with programs including safety awareness training, emergency response protocols, and our ergonomics and life safety team programs.

Giving and Doing

In support of our efforts to give back to the communities where we live and work and to further our culture, our employees donate time and expertise as mentors and volunteers to help close the skills gap. On top of our strategic, company-led social impact and employee volunteerism efforts, we also believe that giving back is even more rewarding when people get to make an impact through their favorite causes. We encourage and support employee giving and volunteering through programs such as our charitable donation matching gift program, our paid time off benefit for employees to volunteer and give back to their communities, and our team volunteer experience, where employee teams of five or more can volunteer with a charity partner of their choice and receive grants of up to $5,000.

Customers

We primarily sell to medium-sized and large, global organizations that span numerous industry categories, including professional and business services, financial services, healthcare, education, government, technology, media, retail, and hospitality.

We have built a company culture centered around customer success and satisfaction. As part of their subscription, customers are provided support services and tools to enhance their experience with Workday applications. This includes 24/7 support; training; a Customer Success Management group to assist customers in production; and Workday Community, an online portal where customers can collaborate and share knowledge and best practices. Additionally, we offer extensive customer training opportunities and a professional services ecosystem of experienced Workday consultants and system integrators to help customers achieve a timely adoption of Workday and enable them to enhance the value of our applications over the life of their subscription.

Sales and Marketing

We sell our subscription contracts and related services globally, primarily through our direct sales organization, which consists of field sales and field sales support personnel. The Workday Field Sales team is aligned by geography, industry, and/or customer size. We also segment our sales teams into two distinct groups: those focused on landing new customer relationships, and those focused on expanding our relationship within our existing customers. We generate customer leads, accelerate sales opportunities, and build brand awareness through our marketing programs and strategic relationships. Our marketing programs largely target senior business leaders, including CFOs, CHROs, and CIOs.

Our sales strategy is focused on both adding new customers and on growing our relationships with our existing customers to expand the adoption of our suite of solutions over time. As our customers realize the benefits of our entire suite of service offerings, we aim to upgrade the customers' experience with new products and features, and gain additional subscriptions by targeting new functional areas and business units. Additionally, by extending our go-to-market capabilities globally, we aim to grow our business by selling to new customers in new regions.

Partner Ecosystem

As a core part of our strategy, we have developed and continue to grow a global ecosystem of partners to both broaden and complement our application offerings and to provide services designed to meet the complex needs of our customers both large and small. These relationships include independent software vendors, technology partners, and system integrators, who help deliver technology solutions and expertise to support our joint customers, as well as less traditional partners such as benefits brokers, who help introduce our solutions to their customers. Our growing ecosystem of partners helps accelerate our customers' digital transformation initiatives. The Workday Marketplace allows customers to find solutions built on Workday's platform that meet their specific needs, including trusted solutions from Workday-certified partners. We have also expanded existing relationships with Automatic Data Processing, Inc. ("ADP") and Alight to enable a more streamlined experience for payroll administrators and with Amazon Web Services, Inc. ("AWS") and Google Cloud to accelerate innovation and time to value for our customers. Our Industry Accelerator program combines Workday partners, solutions, and services to help speed cloud transformation efforts for banking, healthcare, insurance, and technology companies.

Seasonality

We have experienced seasonality in terms of when we enter into customer agreements for our services. Historically, we have signed a significantly higher percentage of agreements with new customers, as well as renewal agreements with existing customers, in the fourth quarter of each fiscal year due to customer buying patterns. Although these seasonal factors are common in the technology industry, historical patterns should not be considered a reliable indicator of our future sales activity or performance.

Competition

The overall market for enterprise application software is rapidly evolving, highly competitive, and subject to changing technology, shifting customer needs, and frequent introductions of new products. We currently compete with large, well-established, enterprise software vendors, such as Oracle Corporation ("Oracle") and SAP SE ("SAP"). We also face competition from other enterprise software vendors, from regional competitors that only operate in certain geographic markets, and from vendors of specific applications that address only one or a portion of our applications, some of which offer cloud-based solutions. These vendors include Anaplan, Inc.; ADP; Coupa Software Inc.; Dayforce, Inc.; Infor, Inc.; Microsoft Corporation; and UKG Inc.

In addition, other cloud companies that provide services in different markets may develop applications or acquire companies that operate in our target markets, and some potential customers may elect to develop their own internal applications. However, the domain and industry expertise that is required for a successful solution in the areas of financial management, HCM, and analytics may inhibit new entrants that are unable to invest the necessary capital to accurately address global requirements and regulations. We expect continued consolidation in our industry that could lead to significantly increased competition.

We believe the principal competitive factors in our markets include:

- level of customer satisfaction and quality of customer references;
- speed to deploy and ease of use;
- breadth and depth of application functionality;
- total cost of ownership and flexibility of payment terms;
- brand awareness and reputation;
- adaptive technology platform;
- capability for configuration, integration, security, scalability, and reliability of applications;
- operational excellence to ensure system availability, scalability, and performance;
- ability to innovate and rapidly respond to customer needs;
- domain and industry expertise in applicable laws and regulations;
- size of customer base and level of user adoption;
- customer confidence in financial stability and future viability; and
- ability to integrate with legacy enterprise infrastructure and third-party applications.

We believe that we compete favorably based on these factors. Our ability to remain competitive will largely depend on our ongoing performance in product development and customer support.

For more information regarding the competitive risks we face, see "Risk Factors" included in Part I, Item 1A of this report.

Intellectual Property

We rely on a combination of trade secrets, patents, copyrights, and trademarks, as well as contractual protections, to establish and protect our intellectual property rights. We require our employees, contractors, consultants, suppliers, and other third parties to enter into confidentiality and proprietary rights agreements, and we control access to software, documentation, and other proprietary information. Although we rely on intellectual property rights, including trade secrets, patents, copyrights, and trademarks, as well as contractual protections and controls to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel; creation of new products, features, and functionality; and frequent enhancements to our applications are more essential to establishing and maintaining our technology leadership position.

Governmental Regulation

As a public company with global operations, we are subject to various federal, state, local, and foreign laws and regulations. These laws and regulations, which may differ among jurisdictions, include, among others, those related to financial and other disclosures, accounting standards, privacy and data protection, intellectual property, AI ethics and machine learning, corporate governance, tax, government contracting, trade, antitrust, employment, immigration and travel, import/export, and anti-corruption. The costs to comply with these governmental regulations are not material to the understanding of our business. For a further discussion of the risks associated with government regulations that may materially impact us, see "Risk Factors" included in Part I, Item 1A of this report.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings with the Securities and Exchange Commission ("SEC"), and all amendments to these filings, can be obtained free of charge from our website at www.workday.com/sec-filings. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. Workday also uses its blogs.workday.com website as a means of disclosing material non-public information and for complying with its disclosure obligations under Regulation FD. Information contained on or accessible through any website reference herein is not part of, or incorporated by reference in, this Form 10-K, and the inclusion of such website addresses is as inactive textual references only. Workday, the Workday logo, VIBE, Peakon, Zimit, VNDLY, and Opportunity Onramps are trademarks of Workday, Inc., which may be registered in the United States and elsewhere. Other trademarks, service marks, or trade names appearing in this report are the property of their respective owners.

ITEM 1A. RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this report, including the consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K, before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that materially and adversely affect our business. If any of the following risks actually occurs, our business operations, financial condition, operating results, and prospects could be materially and adversely affected. The market price of our securities could decline due to the materialization of these or any other risks, and you could lose part or all of your investment.

Summary of Risk Factors

The following summary provides an overview of the material risks we are exposed to in the normal course of our business activities. This risk factor summary does not contain all of the information that may be important to you, and you should read these together with the more detailed discussion of risks set forth following this section, as well as elsewhere in this Annual Report on Form 10-K under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." Additional risks beyond those summarized below, or discussed elsewhere in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," may apply to our activities or operations as currently conducted or as we may conduct them in the future, or to the markets in which we currently operate or may in the future operate. Consistent with the foregoing, we are exposed to a variety of risks, including those associated with the following:

- any compromise of our information technology systems or security measures (including of our critical suppliers and service partners), or the unauthorized access of customer or user data;
- any slowdown or failure of our technical operations infrastructure, including our data centers and computing infrastructure operated by third parties, or the impact of service outages or delays in the deployment of our applications, or the failure of our applications to perform properly;
- privacy concerns and evolving domestic or foreign laws and regulations;
- the impact of continuing global economic and geopolitical volatility;
- any loss of key employees or the inability to attract, develop, and retain highly skilled employees;
- our ability to compete effectively in the intensely competitive markets in which we participate;
- our reliance on our network of partners to drive additional growth of our revenues;
- exposure to risks inherent to sales to customers outside the United States or with international operations;
- any dissatisfaction of our users with the deployment, training, and support services provided by us and our partners;
- the fluctuation of our quarterly results;
- our ability to realize a return on our current development efforts or offer new features, enhancements, and modifications to our products and services, and our ability to realize a return on the investments we have made toward entering new markets and new lines of business;
- delays in the reflection of downturns or upturns in new sales in our operating results associated with long sales cycles and our subscription model;
- our ability to predict the rate of customer subscription renewals or adoptions;
- new and evolving technologies such as AI;
- any adverse litigation results;
- our ability to successfully integrate our applications with third-party technologies;
- our ability to realize the expected business or financial benefits of company, employee, or technology acquisitions;
- any failure to protect our intellectual property rights or any lawsuits against us for alleged infringement of third-party proprietary rights;
- government contracts and related procurement regulations;
- our existing and future debt obligations; and
- the limited ability of third parties to influence corporate matters due to our dual class structure and to seek a merger, tender offer, or proxy contest due to Delaware law and provisions in our organizational documents.

Risks Related to Our Business and Industry

Any slowdown or failure in our technical operations infrastructure or applications may subject us to liabilities and adversely affect our reputation and operating results.

We have experienced significant growth in the number of users, transactions, and data that our operations infrastructure supports. If we do not accurately predict our infrastructure requirements or fail to adapt and scale, we may experience service outages or delays, or significant increases in operating costs, which may adversely affect our business and operating results.

We have experienced, and may in the future experience, defects, system disruptions, outages, and other performance problems, including the failure of our applications to perform properly. These problems may be caused by a variety of factors, including infrastructure and software or code changes, vendor issues, software and system defects, human error, viruses, worms, security attacks (internal and external), fraud, spikes in customer usage, and denial of service issues. All of these issues may result in increased operational costs, delays in new feature rollouts, customer loss, reputational damage, and legal or regulatory liability, including liability under customer contracts or for losses suffered by our customers.

Such issues have, and may in the future, result in certain parties having unauthorized access to data. For example, in November 2023, we discovered that an issue in our product affecting certain customers resulted in document notifications and PDF documents being sent to unintended recipients within the same organization. Because of the large amount of data that we collect and process in our systems, and the sensitive nature of such data, it is possible that these issues could result in significant disruption, data loss or corruption, or cause the data to be incomplete or contain inaccuracies that our customers and other users regard as significant.

Furthermore, our financial management application is essential to our and our customers' financial planning, reporting, and compliance programs. Any interruption in our service may affect the availability, accuracy, or timeliness of such programs and as a result could damage our reputation, cause our customers to terminate their use of our applications, require us to issue refunds for prepaid and unused subscription services, require us to compensate our customers for certain losses, and prevent us from gaining additional business from current or future customers. In addition, because we use Workday's financial management application, any problems that we experience with financial reporting and compliance could be negatively perceived by prospective or current customers and negatively impact demand for our applications.

Our insurance policies, including our errors and omissions insurance, may be inadequate or may not be available in the future on acceptable terms, or at all, to protect against claims and other legal actions arising from breaches of our contracts, disruptions in our service, including those caused by cybersecurity incidents, failures or disruptions to our infrastructure, catastrophic events and disasters, or otherwise. In addition, our policy may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management's attention.

We depend on data centers and other infrastructure operated by third parties, as well as internet availability, and any disruption in these operations could adversely affect our business and operating results.

We host our applications and serve our customers and users globally from data centers operated by third parties and rely upon third-party hosted infrastructure partners to operate certain aspects of our services. We control our applications and data but we do not control the facilities, operations, and physical security of these locations. Disruption of or interference at our data centers or hosted infrastructure partners has and could in the future impact our operations and our business could be adversely impacted. For example, we have experienced disruptions at certain of our data centers in the U.S. due to high temperatures and power outages that resulted in a brief temporary outage of our services for a subset of our customers. Our data center and hosted infrastructure partner facilities may also be subject to cybersecurity breaches, capacity constraints, financial difficulties, break-ins, sabotage, intentional acts of vandalism and similar misconduct, natural catastrophic events, as well as local administrative actions, changes to legal or permitting requirements, and litigation to stop, limit, or delay operations.

Furthermore, our customers and other users access our applications through their internet service providers. If a service provider fails to provide sufficient capacity to support our applications or otherwise experiences service outages, such failure could interrupt our customers' and other users' access to our applications, which could adversely affect their perception of our applications' reliability and our revenues. In addition, certain countries have implemented or may implement legislative and technological actions that either do or can effectively regulate access to the internet, including the ability of internet service providers to limit access to specific websites or content.

Any changes in third-party service levels at data centers or at our hosted infrastructure partners, or any errors, defects, disruptions, or other performance problems with our applications or the infrastructure on which they run, including internet infrastructure, could adversely affect our reputation and may damage our customers' or other users' stored files or result in lengthy interruptions in our services. Interruptions in our services might adversely affect our reputation and operating results, cause us to issue refunds or service credits to customers, subject us to potential liabilities, result in contract terminations, or adversely affect our renewal rates.

The extent to which the continuing global economic and geopolitical volatility, and any resulting effect on customer spending, will continue to impact our business, financial condition, and operating results will depend on future developments, which are highly uncertain and difficult to predict.

We operate on a global scale, and as a result, our business and revenues are impacted by global economic and geopolitical conditions. Global economic developments, geopolitical volatilities, downturns or recessions, and global health crises may negatively affect us or our ability to accurately forecast and plan our future business activity. In addition, geopolitical volatilities, including the Russia-Ukraine and Israel-Hamas conflicts, have led and could lead to further economic disruption. Any sustained adverse impacts from these and other recent macroeconomic events could materially and adversely affect our business, financial condition, operating results, and earnings guidance that we may issue from time to time, which could have a material effect on the value of our Class A common stock.

Our future revenues rely on continued demand by existing customers and the acquisition of new customers who may be subject to economic hardship due to recent macroeconomic events, including concerns about inflation or the interest rate environment, and may delay or reduce their enterprise software spending to preserve capital and liquidity. In connection with recent macroeconomic events, we have experienced and may continue to experience delays in purchasing decisions from existing and prospective customers, increased demand for price concessions and delayed payment terms, and a reduction in customer demand. Our business, financial condition, and operating results may be negatively impacted in future periods due to the prolonged impacts of recent macroeconomic events, which may not be fully reflected in our operating results and overall financial performance until future periods.

To the extent recent macroeconomic events adversely affect our business, financial condition, and operating results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

We may lose key employees or be unable to attract, train, and retain highly skilled employees.

Our success and future growth depend largely upon the continued services of our executive officers, other members of senior management, and other key employees. Effective February 1, 2024, the start of our fiscal 2025, in accordance with an established succession plan, Aneel Bhusri stepped down from his role as Co-CEO and assumed the role of Executive Chair, and Carl Eschenbach, formerly Co-CEO alongside Mr. Bhusri, assumed the role of sole CEO. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period, and they could terminate their employment with us at any time. Key employee changes have the potential to disrupt our business, impact our ability to preserve our culture, negatively affect our ability to attract and retain talent, or otherwise have a serious adverse effect on our business and operating results.

To execute our growth plan, we must attract, enable, and develop highly qualified talent. Our ability to compete and succeed in a highly competitive environment is directly correlated to our ability to recruit and retain highly skilled employees, especially in the areas of product development, cybersecurity, senior sales executives, and engineers with significant experience in designing and developing software and internet-related services, including in the areas of AI. The expansion of our sales infrastructure, both domestically and internationally, is necessary to grow our customer base and business. Our business may be adversely affected if our efforts to attract and enable new members of our direct sales force do not generate a corresponding increase in revenues. We have experienced, and we expect to continue to experience, significant competition in hiring and retaining employees with appropriate qualifications.

We must also continue to retain and motivate existing employees through our compensation practices, company culture, and career development opportunities. Further, our current and future office environments, such as our current hybrid work policies, may not meet the expectations of our employees or prospective employees, and may amplify challenges in recruiting. We believe that a critical component of our success has been our corporate culture and our core values. As we continue to grow and change, we may find it difficult to maintain our corporate culture among a larger number of employees who are dispersed throughout various geographic regions. Additionally, we and many of our stakeholders expect to have a corporate culture that embraces diversity and inclusion, and any inability to attract and retain diverse and qualified personnel may harm our corporate culture and our ability to innovate. Failure to maintain or adapt our culture could negatively affect our ability to attract new personnel or to retain our current personnel and our business and future growth prospects could be adversely affected.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

The markets for enterprise cloud applications are highly competitive, with relatively low barriers to entry for some applications or services. Some of our competitors are larger and have greater name recognition, significantly longer operating histories, access to larger customer bases, larger marketing budgets, and significantly greater resources to devote to the development, promotion, and sale of their products and services than we do. This may allow our competitors to respond more effectively than us to new or emerging technologies and changes in market conditions.

Our primary competitors are Oracle and SAP, well-established providers of financial management and HCM applications, which have long-standing relationships with customers and partners. Some customers may be hesitant to switch vendors or to adopt cloud applications such as ours and may prefer to maintain their existing relationships with competitors. We also face competition from other enterprise software vendors, from regional competitors that only operate in certain geographic markets, and from vendors of specific applications that address only one or a portion of our applications, some of which offer cloud-based solutions. These vendors include, without limitation: Anaplan, Inc., ADP, Coupa Software Inc., Dayforce, Inc., Infor, Inc., Microsoft Corporation, and UKG Inc. In order to take advantage of customer demand for cloud applications, legacy vendors are expanding their cloud applications through acquisitions, strategic alliances, and organic development. In addition, other cloud companies that provide services in different target markets or industries may develop applications or acquire companies that operate in our target markets or industries, and some potential customers may elect to develop their own internal applications. As the market matures and as existing and new market participants introduce new types of technologies and different approaches that enable organizations to address their HCM and financial needs, we expect this competition to intensify in the future.

Furthermore, our current or potential competitors may be acquired by, or merge with, third parties with greater available resources and the ability to initiate or withstand substantial price competition. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their offerings or resources. Many of our competitors also have major distribution agreements with consultants, system integrators, and resellers and such partners may prefer to maintain their existing relationships with competitors. With the introduction of new technologies, such as generative AI, we expect competition to intensify in the future. If our competitors' products, services, or technologies become more accepted than our products, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically capable than ours, then our revenues could be adversely affected. In addition, our competitors may offer their products and services at a lower price, or may offer price concessions, delayed payment terms, financing terms, or other terms and conditions that are more enticing to potential customers. Due to the complex nature of implementing financial management solutions, the lifecycle of the contracts for such solutions tends to be long. Therefore, if we lose a current customer to a competitor or fail to secure a prospective customer for financials management solutions, there is a long duration before we will be able to approach that customer again with our sales efforts for such solutions. Pricing pressures and increased competition could result in reduced sales, reduced margins, losses, or a failure to maintain or improve our competitive market position, any of which could adversely affect our business and operating results.

We rely on our network of partners to drive additional growth of our revenues, and if these partners fail to perform, our ability to sell and distribute our products may be impacted, and our operating results and growth rate may be harmed.

Our strategy for additional growth depends, in part, on sales generated through our network of partners and professional services provided by our partners. If the operations of these partners are disrupted, including as a direct or indirect result of recent macroeconomic conditions, our own operations may suffer, which could adversely impact our operating results. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources, and we cannot ensure that these partnerships will result in increased customer adoption or usage of our applications or increased revenue. We may be at a disadvantage if our competitors are effective in providing incentives to our current or potential partners to favor their products or services or to prevent or reduce subscriptions to our services, or in negotiating better rates or terms with such partners, particularly in international markets where our potential partners may have existing relationships with our competitors. In addition, acquisitions of our partners by our competitors could end our strategic relationship with such acquired partner and result in a decrease in the number of our current and potential customers.

Our partner training and educational programs may not be effective or utilized consistently by partners. New partners may require extensive training and/or may require significant time and resources to achieve productivity. Changes to our direct go-to-market models may cause friction with our partners and may increase the risk in our partner ecosystem. The actions of our partners may subject us to lawsuits, potential liability, and reputational harm if, for example, any of our partners misrepresent the functionality of our products to customers, fail to perform services to our customers' expectations, or violate laws or our corporate policies. In addition, our partners may utilize our platform to develop products and services that could potentially compete with products and services that we offer currently or in the future. Concerns over competitive matters or intellectual property ownership could constrain these partnerships. If we fail to effectively manage and grow our network of partners, maintain good relationships with our partners, or properly monitor the quality and efficacy of their service delivery, or if our partners do not effectively market and sell our subscription services, use greater efforts to market and sell their own products or services or those of our competitors, or fail to meet the needs or expectations of our customers, our ability to sell our products and efficiently provide our services may be impacted, and our operating results and growth rate may be harmed.

Sales to customers outside the United States or with international operations expose us to risks inherent in global operations.

The growth of our business and future prospects depends on our ability to increase our sales outside of the United States as a percentage of our total revenues. Operating globally requires significant resources and management attention and subjects us to regulatory, economic, and political risks that are different from those in the United States. Our investments and efforts to further expand internationally may not be successful in creating additional demand for our applications outside of the United States or in effectively selling subscriptions to our applications in all of the markets we enter. Risks associated with doing business on a global scale that could adversely affect our business, include:

- the need to develop, localize, and adapt our applications and customer support for specific countries;
- the need to successfully develop and execute on a localized go-to-market strategy;
- the need to adhere to local laws and regulations, including those related to data localization, privacy, and anti-corruption;
- difficulties in appropriately staffing and managing foreign operations and providing appropriate compensation for local markets;
- difficulties in leveraging executive presence and maintaining company culture globally;
- different pricing environments, longer sales cycles, and longer trade receivables payment cycles, and collections issues;
- new and different sources of competition;
- potentially weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights;
- laws, customs, and business practices favoring local competitors;
- restrictive governmental actions focused on cross-border trade, such as import and export restrictions, duties, quotas, tariffs, trade disputes, and barriers or sanctions, that may prevent us from offering certain portions of our products or services to a particular market, may increase our operating costs or may subject us to monetary fines or penalties;
- compliance challenges related to the complexity of multiple, conflicting, and changing governmental laws and regulations, including employment, tax, privacy, intellectual property, and data protection laws and regulations;

- increased compliance costs related to government regulatory reviews or audits, including those related to international cybersecurity and environmental, social, and governance ("ESG") requirements;
- increased financial accounting and reporting burdens and complexities;
- the effects of currency fluctuations on our revenues and expenses and customer demand for our services;
- restrictions on the transfer of funds;
- adverse tax consequences and tax rulings; and
- unstable economic and political conditions.

Any of the above factors may negatively impact our ability to sell our applications and offer services globally, reduce our competitive position in foreign markets, increase our costs of global operations, reduce demand for our applications and services from global customers, or subject us to legal or regulatory liability. Additionally, the majority of our international costs are denominated in local currencies and we anticipate that over time an increasing portion of our sales contracts may be outside the U.S. and will therefore be denominated in local currencies. Fluctuations in the value of foreign currencies, which may be amplified by macroeconomic events, may impact our operating results when translated into U.S. dollars. Such fluctuations may also impact our ability to predict our future results accurately. If we are not able to successfully hedge against the risks associated with foreign currency fluctuations, our financial condition and operating results could be adversely affected.

Our business could be adversely affected if our users are not satisfied with the deployment, training, and support services provided by us and our partners.

Implementation of our applications may be technically complicated because they are designed to enable complex and varied business processes across large organizations, integrate data from a broad and complex range of workflows and systems, and may involve deployment in a variety of environments. Incorrect or improper implementation or use of our applications could result in customer and user dissatisfaction and harm our business and operating results.

In order for our customers to successfully implement our applications, they need access to highly skilled and trained service professionals. Third parties provide a majority of deployment services for our customers, but professional services may also be performed by our own staff or by a combination of the two. If customers are not satisfied with the quality and timing of work performed by us or a third party or with the type of professional services or applications delivered, or if we or a third party have not delivered on commitments made to our customers, then we could incur additional costs to address the situation, the revenue recognition of the contract could be impacted, and the dissatisfaction with our services could damage our ability to expand the applications subscribed to by our customers. Negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers both domestic and abroad.

Customers and other users also depend on our support organization to provision the environments used by our customers and to resolve technical issues relating to our applications. Increased demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results. Failure to maintain high-quality technical support and training, or a market perception that we do not maintain high-quality support or training, could adversely affect our reputation, our ability to offer and sell our applications, our renewal rates, and our business and operating results.

Our future success depends on the rate of customer subscription renewals, and our revenues or operating results could be adversely impacted if we do not achieve renewals at expected rates or on anticipated terms.

Our customers have no obligation to renew their subscriptions for our applications after the expiration of either the initial or renewed subscription period. Our customers' renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction with our applications and pricing, their awareness and adoption of the benefits and features of our applications, their ability to continue their operations and spending levels, reductions in their headcount, and the evolution of their business. If our customers do not renew their subscriptions for our applications on similar pricing terms or renew for fewer elements of our applications, our revenues may decline, and we may not be able to meet our revenue projections, which could negatively impact our business and the market price of our Class A common stock.

Our future success also depends, in part, on our ability to sell additional products to our current customers, and the success rate of such endeavors is difficult to predict, especially with regard to any new lines of business that we may introduce from time to time. This may require increasingly costly marketing and sales efforts that are targeted at senior management, and if these efforts are not successful, our business and operating results may suffer. Additionally, acquisitions of our customers by other companies have led, and could continue to lead, to cancellation of our contracts with those customers, thereby reducing the number of our existing and potential customers.

The use of new and evolving technologies in our offerings at Workday, including AI, may result in reputational harm and increased litigation.

We are increasingly building AI into Workday's core and specific offerings. As with many cutting-edge innovations, these technologies can present new risks and challenges. A quickly evolving legal and regulatory environment may cause us to incur increased research and development costs, or divert resources from other development efforts, to address social, ethical, and other issues related to AI. Furthermore, existing laws and regulations may apply to us in new ways, the nature and extent of which are difficult to predict and subject to change over time. The risks and challenges presented by these technologies could undermine public confidence in AI, which could slow its adoption and affect our business. Many of our products are powered by AI, some of which include the use of large language models and generative AI, for use cases that could potentially impact human, civil, privacy, or employment rights and dignities. Our developers are also experimenting with the use of large language models provided by third parties for domain-specific use cases, and at this stage the line between developers and deployers of these technologies, including their respective responsibilities and liabilities, is unclear. Our failure to accurately identify and address our responsibilities and liabilities in this uncertain environment, and adequately address relevant ethical and social issues that may arise with such technologies and use cases, as well as failure by others in our industry, or actions taken by our customers, employees, or end users (including misuse of these technologies), could negatively affect the adoption of our solutions and subject us to reputational harm, regulatory action, or litigation, which may harm our financial condition and operating results. We already are defending against a lawsuit alleging that our products and services enable discrimination, and although we believe that such claims lack merit, and we succeeded in our initial motion to dismiss the claims, legal proceedings can be lengthy, expensive, and disruptive to our operations (particularly where, as in the present litigation, Plaintiff may seek to also litigate against certain of Workday's customers). We may be subject to other litigation and regulatory actions that may cause financial, competitive, and developmental impacts, and could lead to legal liability. In addition, regardless of outcome, these types of claims could cause reputational harm to our brand. Our employees, customers, or customers' employees who are dissatisfied with our public statements, policies, practices, or solutions related to the development and use of AI may express opinions that could introduce reputational or business harm, or cease their relationship with us.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly operating results, including our revenues, subscription revenue backlog, operating margin, profitability, and cash flow, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Additionally, we typically sign a significantly higher percentage of agreements with new customers as well as renewal agreements with existing customers in the fourth quarter of each year, and this year-over-year compounding effect in billing patterns causes the value of invoices that we generate in the fourth quarter to continually increase in proportion to our billings in the other three quarters of our fiscal year.

Our quarterly financial results may fluctuate as a result of a variety of factors, including the risks described in this "Risk Factors" section, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. The extent to which recent macroeconomic events could continue to impact our operating results will depend on future developments, which are highly uncertain and difficult to predict. Fluctuations in our quarterly results and related impacts to any earnings guidance we may issue from time to time, including any modification or withdrawal thereof, may negatively impact the value of our securities.

If we are not able to realize a return on our current development efforts or offer new features, enhancements, and modifications to our services that are desired by current or potential customers, our business and operating results could be adversely affected.

Developing software applications and related enhancements, features, and modifications is expensive, and the investment in product development often involves a long return on investment cycle. Accelerated application introductions and short application life cycles require high levels of expenditures that could adversely affect our operating results if not offset by revenue increases, and we believe that we must continue to dedicate a significant amount of resources to our development efforts to maintain our competitive position. However, we may not receive significant revenues from these investments for several years, if at all. If we are unable to provide new features, enhancements to user experience, and modifications in a timely and cost-effective manner that achieve market acceptance, align with customer expectations, and that keep pace with rapid technological developments and changing regulatory landscapes, it may negatively impact our customer renewal rates, limit the market for our solutions, or impair our ability to attract new customers and our business and operating results could be adversely affected. For example, AI is propelling advancements in technology, but if we fail to innovate and keep up with advancements in AI technology, if Workday AI solutions fail to operate as expected or do not meet customer expectations, or if we do not have sufficient access to development resources and the technologies required to build and improve our applications, such as the datasets required to train our AI models, our business and reputation may be harmed.

If we fail to develop and maintain widespread positive awareness of our brand, our business may suffer.

We believe that developing and maintaining widespread positive awareness of our brand is critical to our growth. However, brand promotion activities may not generate the customer awareness or increased revenues we anticipate, and even if they do, any increase in revenues may not offset the significant expenses we incur in building our brand.

If we fail to successfully promote and maintain positive awareness of our brand, or we fail to expand positive awareness of our newer solutions or products, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread positive brand awareness that is critical for broad customer adoption of our applications and for the end user experience. Any unfavorable publicity or perception of our brand or our applications could negatively impact our ability to attract and retain customers and also make it more difficult to hire and retain employees.

If we are unable to successfully integrate our applications with a variety of third-party technologies, our business and operating results could be adversely affected.

We depend on relationships with third-party technology and content providers and other key suppliers, and are also dependent on third parties for the license of certain software and development tools that are incorporated into or used with our applications or used to help improve our own internal systems, processes, or controls. For example, we leverage software and services for development tools and to deliver applications from many third-party suppliers including AWS and Google LLC. If the operations of these third parties are disrupted, our own operations may suffer, which could adversely impact our operating results. Additionally, if we are unsuccessful in establishing or maintaining our relationships with these third parties, or if the quality of their products or performance is inadequate, our ability to compete in the marketplace or to grow our revenues could be impaired and our operating results may suffer.

To the extent that our applications depend upon the successful integration and operation of third-party software in conjunction with our software, any undetected errors or defects in this third-party software, as well as cybersecurity threats or attacks related to such software could prevent the deployment or impair the functionality of our applications, delay new application introductions, result in a failure of our applications, result in increased costs, including warranty and other related claims from customers, and injure our reputation.

As Workday Mobile becomes increasingly important to Workday's customer experience, we also need to continuously modify and enhance our applications to keep pace with changes in third-party internet-related hardware, iOS, Android, other mobile-related operating systems, platforms, and technologies, and other third-party software, communication, browser, and database technologies, as well as with customer expectations. Any failure of our applications to operate effectively with future network platforms and other third-party technologies, or changes in such technologies that degrade the functionality of our products or give preferential treatment to competitive services, could reduce the demand for our applications, result in customer and end user dissatisfaction, and adversely affect our business and operating results.

We have acquired, and may in the future acquire, other companies, employee teams, or technologies, which could divert our management's attention, result in additional indebtedness or dilution to our stockholders, and otherwise disrupt our operations and adversely affect our operating results.

We have acquired, and may in the future acquire, other companies, employee teams, or technologies to complement or expand our applications, enhance our technical capabilities, obtain personnel, or otherwise offer growth opportunities. The pursuit of acquisitions may divert the attention of management, disrupt ongoing business, and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

These impacts may continue through integration activities. Moreover, we may be unable to complete proposed transactions timely or at all due to a failure to obtain any necessary funding to complete an acquisition in a timely manner or on favorable terms, the failure to obtain required regulatory or other approvals, litigation, or other disputes, which may obligate us to pay a termination fee. We also may not achieve the anticipated benefits from an acquisition due to a number of factors, including:

- inability or difficulty integrating the intellectual property, technology infrastructure, and operations of the acquired business, including difficulty in addressing security risks of the acquired business;
- inability to retain key personnel or challenges in integrating the workforce from the acquired company, including the inability to maintain our culture and values;
- acquisition-related costs, liabilities, or tax impacts, some of which may be unanticipated;
- difficulty in leveraging the data of the acquired business if it includes personal data;
- a failure to maintain the information systems of an acquired business, which could increase the risk of a security breach of such system;
- a failure to implement, restore, or maintain controls, procedures, or policies at the acquired company and an increased risk of non-compliance;
- multiple product lines or service offerings as a result of our acquisitions that are offered, priced, and supported differently, as well as the potential for such acquired product lines and service offerings to impact the profitability of existing products;
- the opportunity cost of diverting management and financial resources away from other products, services, and strategic initiatives;
- difficulties and additional expenses associated with synchronizing product offerings, customer relationships, and contract portfolio terms and conditions between Workday and the acquired business;
- unknown liabilities or risks associated with the acquired businesses, including those arising from existing contractual obligations or litigation matters;
- adverse effects on our brand or existing business relationships with business partners and customers as a result of the acquisition, including integrating acquired technologies and a delay in market acceptance of and difficulty in transitioning new and existing customers to acquired product lines or services;
- potential write-offs of acquired assets and potential financial and credit risks associated with acquired customers;
- inability to maintain relationships with key customers, suppliers, and partners of the acquired business;
- difficulty in predicting and controlling the effect of integrating multiple acquisitions concurrently;
- lack of experience in new markets, products, or technologies;
- difficulty in integrating operations and assets of an acquired foreign entity with differences in language, culture, or country-specific currency and regulatory risks;
- the inability to obtain (or a material delay in obtaining) regulatory approvals necessary to complete transactions or to integrate operations, or potential remedies imposed by regulatory authorities as a condition to or following the completion of a transaction, which may include divestitures, ownership or operational restrictions or other structural or behavioral remedies; and
- the failure of strategic acquisitions to perform as expected or to meet financial projections, which may be heightened due to recent macroeconomic events and market volatility.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our operating results. Moreover, we may experience additional or unexpected changes in how we are required to account for our acquisitions pursuant to U.S. generally accepted accounting principles ("GAAP"), including arrangements that we may assume in an acquisition.

Acquisitions could also result in use of substantial portions of our available cash, which may limit other potential uses of cash, and dilutive issuances of equity securities or the issuance of debt, which could adversely affect our operating results. If we finance acquisitions by issuing debt, we could face constraints related to the terms of and repayment obligation related to the incurrence of such indebtedness. In addition, if an acquired business fails to meet our expectations, our business, financial condition, and operating results may suffer.

If we are not able to realize a return on the investments we have made toward entering new markets and new lines of business, our business and operating results could be adversely affected.

We continue to seek opportunities to enter into new markets and/or new lines of business, some of which we may have very limited or no experience in. As an entrant to new markets and new lines of business, we may not be effective in convincing prospective customers that our solutions will address their needs, and we may not accurately estimate our infrastructure needs, human resource requirements, or operating expenses with regard to these new markets and new lines of business. We may also fail to accurately anticipate adoption rates of these new lines of business or their underlying technology. Also, we may not be able to properly price our solutions in these new markets, which could negatively affect our ability to sell to customers. Furthermore, customers in these new markets or of the new lines of business may demand more features and professional services, which may require us to devote even greater research and development, sales, support, and professional services resources to such customers. If we fail to generate adequate revenues from these new markets and lines of business, or if we fail to do so within the envisioned timeframe, it could have an adverse effect on our business, financial condition, and operating results.

Catastrophic or climate-related events may disrupt our business.

Our corporate headquarters are located in Pleasanton, California, and we have data centers located in the United States, Canada, and Europe. The west coast of the United States contains active earthquake zones and the southeast is subject to seasonal hurricanes or other extreme weather conditions. Additionally, we rely on internal technology systems, our website, our network, and third-party infrastructure and enterprise applications, which are located in a wide variety of regions, for our development, marketing, operational support, hosted services, and sales activities. In the event of a major earthquake, hurricane, or other natural disaster, or a catastrophic event such as fire, power loss, telecommunications failure, vandalism, civil unrest, cyber-attack, geopolitical instability, war, terrorist attack, insurrection, pandemics or other public health emergencies, or the effects of climate change (such as drought, flooding, heat waves, wildfires, increased storm severity, and sea level rise), we may be unable to continue our operations and have, and may in the future, endure system interruptions, and may experience delays in our product development, lengthy interruptions in our services, breaches of data security, and loss of critical data, all of which could cause reputational harm or otherwise have an adverse effect on our business and operating results. In addition, the impacts of climate change on the global economy and our industry are rapidly evolving. We may be subject to increased regulations, reporting requirements, standards, or stakeholder expectations regarding climate change that may impact our business, financial condition, and operating results.

Our aspirations and disclosures related to ESG matters expose us to risks that could adversely affect our reputation and performance.

The positions we take on ESG matters, human capital management initiatives, and ethical issues from time to time may impact our brand, reputation, or ability to attract or retain customers. In particular, our brand and reputation are associated with our public commitments to environmental sustainability (including our science-based targets), strong corporate governance practices, equality, inclusivity, and ethical use, and any perceived changes in our dedication to these commitments could impact our relationships with potential and current customers, employees, stockholders, and other stakeholders. These commitments reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our failure to accomplish or accurately track and report on these goals on a timely basis, or at all, could adversely affect our reputation, financial performance, and growth, and expose us to increased scrutiny from the investment community as well as enforcement authorities.

Our ability to achieve any ESG objective is subject to numerous risks, many of which are outside of our control. Examples of such risks include:

- the availability and cost of low- or non-carbon-based energy sources;
- the evolving regulatory requirements affecting ESG standards or disclosures;
- the ability of suppliers to meet our sustainability, diversity, and other ESG standards;
- our ability to recruit, develop, and retain diverse talent in our labor markets;
- the availability and cost of high-quality verified emissions reductions and renewable energy credits; and
- the ability to renew existing or execute on new virtual power purchase agreements.

Standards for tracking and reporting ESG matters continue to evolve. In addition, our processes and controls may not always comply with evolving standards for identifying, measuring, and reporting ESG metrics, including ESG-related disclosures that may be required of public companies by the SEC or other regulatory bodies, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. It is likely that increasing regulatory requirements and regulatory scrutiny related to ESG matters will continue to expand globally and result in higher associated compliance costs. Further, we may rely on data and calculations provided by third parties to measure and report our ESG metrics and if the data input or calculations are incorrect or incomplete, our brand, reputation, and financial performance may be adversely affected.

If our ESG practices do not align with or meet evolving investor or other stakeholder expectations and standards, then our reputation, our ability to attract or retain employees, and our attractiveness as an investment, business partner, acquirer, or service provider could be negatively impacted. Further, our failure or perceived failure to pursue or fulfill our goals and objectives or to satisfy various reporting standards on a timely basis, or at all, could have similar negative impacts or expose us to government enforcement actions and private litigation.

Risks Related to Cybersecurity, Data Privacy, and Intellectual Property

If our information technology systems are compromised or unauthorized access to customer or user data is otherwise obtained, our applications may be perceived as not being secure, our operations may be disrupted, our applications may become unavailable, customers and end users may reduce the use of or stop using our applications, and we may incur significant liabilities.

Our applications involve the storage and transmission of our customers' and other users' sensitive and proprietary information, including personal or identifying information regarding our customers, their employees, job candidates, customers, prospectus, and suppliers, as well as financial, accounting, health, and payroll data. Additionally, our operations and the availability of the services we provide also depend on our information technology systems. As a result, a compromise of our applications or systems, or unauthorized access to, acquisition, use, tampering, release, alteration, theft, loss, or destruction of sensitive data, or unavailability of data or our applications, has and could disrupt our operations or impact the availability or performance of our applications; expose us and our customers to regulatory obligations and enforcement actions, litigation, investigations, remediation and indemnity obligations, or supplemental disclosure obligations; damage our reputation and brand; or result in loss of customer, consumer, and partner confidence in the security of our applications, an increase in our insurance premiums, loss of authorization under the Federal Risk and Authorization Management Program ("FedRAMP") or other authorizations, impairment to our business, and other potential liabilities or related fees, expenses, or loss of revenues.

The financial and personnel resources we employ to implement and maintain security measures, including our information security risk insurance policy, may not be sufficient to address our security needs. The security measures we have in place vary in maturity across the organization and may not be sufficient to protect against security risks, preserve our operations and services and the integrity of customer and personal information, and prevent data loss, misappropriation, and other security breaches. Our logging may also not be sufficient to fully investigate the scope of an incident. Our information systems may be compromised by computer hackers, employees, contractors, or vendors, as well as software bugs, human error, technical malfunctions, or other malfeasance.

Cybersecurity threats and attacks are often targeted at companies such as ours and may take a variety of forms ranging from individuals or groups of security researchers, including those who appear to offer a solution to a vulnerability in exchange for some compensation, to sophisticated hacker organizations, including state-sponsored actors who may launch coordinated attacks, such as retaliatory cyber attacks stemming from the Russia-Ukraine conflict. In the normal course of business, we are and have been the target of malicious cyber-attack attempts and have experienced other security events. As our market presence grows, we face increased risks of cybersecurity attack or other security threats. Key cybersecurity risks range from viruses, worms, ransomware, and other malicious software programs, to phishing attacks, to exploitation of software bugs or other defects, to targeted attacks against cloud services and other hosted software, to exploitation of unmanaged software or systems, any of which can result in a compromise of our applications or systems and the data we store or process, disclosure of Workday confidential information and intellectual property, production downtimes, reputational harm, and an increase in costs to the business. As the techniques used to obtain unauthorized access or sabotage systems change frequently, are becoming increasingly sophisticated and complex, and often are not identified until they are launched against a target, and because evidence of unauthorized activity may not have been captured or retained, or may be proactively destroyed by unauthorized actors, we may be unable to anticipate these attacks, assess the true impact they may have on our business and operations, or to implement adequate preventative measures. Future cyber-attacks and other security events may have a significant or material impact on our business and operating results.

There may also be attacks targeting any vulnerabilities in our applications, internally built infrastructure, enhancements, and updates to our existing offerings, or in the many different underlying networks and services that power the internet that our products depend on, most of which are not under our control or the control of our vendors, partners, or customers. Systems and processes designed to protect our applications, systems, software, and data, as well as customer data and other user data, and to prevent data loss and detect security breaches, may not be effective against all cybersecurity threats or perceived threats. We have been subject to such incidents, including through third-party service providers and in connection with acquisitions we have made. In addition, our software development practices have not and may not identify all potential privacy or security issues, and inadvertent disclosures of data have occurred and may occur.

Additionally, remote work and resource access, including our hybrid work model, has and may continue to result in an increased risk of cybersecurity-related events such as phishing attacks, exploitation of any cybersecurity flaws that may exist, an increase in the number cybersecurity threats or attacks, and other security challenges as a result of our employees and our service providers continuing to work remotely from non-corporate managed networks.

Furthermore, we have acquired or partnered with a number of companies, products, services, and technologies over the years, and incorporated third-party products, services, and technologies into our own products and services. Addressing security issues associated with acquisitions, partnerships, incorporated technologies, and our supply chain requires significant resources, and we have inherited and may in the future inherit additional risks upon integration with or use by Workday. In addition, if a high-profile security breach occurs with respect to an industry peer, our customers and potential customers may generally lose trust in the security of financial management, spend management, human capital management, planning, or analytics applications, or in cloud applications for enterprises in general. Any or all of these issues could negatively affect our ability to attract new customers, cause existing customers to elect to terminate or not renew their subscriptions, result in reputational damage, cause us to pay remediation and indemnity costs and/or issue service credits or refunds to customers for prepaid and unused subscription services, or result in lawsuits, regulatory fines, or other action or liabilities, any of which could adversely affect our business and operating results.

We rely on sophisticated information systems and technology, including those provided by third parties, for the secure collection, processing, transmission, storage of confidential, proprietary, and personal information, and to support our business operations and the availability of our applications. In the past several years, supply chain attacks have increased in frequency and severity. As we are both a provider and consumer of information systems and technology, we are at higher risk of being impacted either directly or indirectly by these attacks. The control systems, cybersecurity program, infrastructure, physical facilities of, and personnel associated with third parties that we rely on are beyond our control. The audits we periodically conduct of some of our third-party vendors do not guarantee the security of and may be unable to prevent security events impacting the information technology systems of third parties that are part of our supply chain or that provide valuable services to us, which have resulted and could result in the unauthorized access to data of Workday, our employees, our customers, our third-party partners, or other end users; acquisition, destruction, alteration, use, tampering, release, unavailability, theft or loss of confidential, proprietary, or personal data of Workday, our employees, our customers, our third party partners, or other end users; or the disruption of our operations and our ability to conduct our business or the availability of our applications; or could otherwise adversely affect our business, financial condition, operating results, or reputation.

Privacy concerns, evolving regulation of cloud computing, cross-border data transfer, and other domestic or foreign laws and regulations may reduce the adoption of our applications, result in significant costs and compliance challenges, and adversely affect our business and operating results.

Legal requirements related to collecting, storing, handling, and transferring personal data are rapidly evolving at both the national and international level in ways that require our business to adapt to support customer compliance. As the regulatory focus on privacy intensifies worldwide, and jurisdictions increasingly consider and adopt privacy laws, the potential risks related to managing personal data by our business may grow. In addition, possible adverse interpretations of existing privacy-related laws and regulations by governments in countries where our customers operate, as well as the potential implementation of new legislation, could impose significant obligations in areas affecting our business or prevent us from offering certain services in jurisdictions where we operate.

Following the European Union's ("EU") passage of the General Data Protection Regulation ("GDPR"), which became effective in May 2018, the global data privacy compliance landscape has grown increasingly complex, fragmented, and financially relevant to business operations. As a result, our business faces current and prospective risks related to increased regulatory compliance costs, government enforcement actions and/or financial penalties for non-compliance, and reputational harm. For example, a new EU-U.S. Data Privacy Framework ("DPF") is in place under which EU data can legally be transferred to the United States. However, it is expected to face legal challenges. Until challenges to the DPF make their way through the court system, uncertainty may continue about the legal requirements for transferring customer personal data to and from Europe, an integral process of our business that remains governed by, and subject to, GDPR requirements. Failure to comply with the GDPR data processing requirements by either ourselves or our subcontractors could lead to regulatory enforcement actions, which can result in monetary penalties of up to 4% of worldwide revenue, private lawsuits, reputational damage, and loss of customers. Other countries such as Russia, China, and India have also passed laws imposing varying degrees of restrictive data residency requirements. Regulatory developments in the United States present additional risks. For example, the California Consumer Privacy Act ("CCPA") took effect on January 1, 2020, and the California Privacy Rights Act ("CPRA"), which expands upon the CCPA, came into effect on January 1, 2023. The CCPA and CPRA give California consumers, including employees, certain rights similar to those provided by the GDPR, and also provide for statutory damages or fines on a per violation basis that could be very large depending on the severity of the violation. Numerous states have enacted, or are considering, privacy laws as well, creating a patchwork of state laws that may create compliance challenges. Furthermore, the U.S. Congress is considering numerous privacy bills, and the U.S. Federal Trade Commission continues to fine companies for unfair or deceptive data protection practices and may undertake its own privacy rulemaking exercise. In addition to government activity, privacy advocacy and other industry groups have established or may establish various new, additional, or different self-regulatory standards that customers may require us to adhere to and which may place additional burdens on us. Increasing sensitivity of individuals to unauthorized processing of personal data, whether real or perceived, and an increasingly uncertain trust climate has and may continue to create a negative public reaction to technologies, products, and services such as ours or otherwise expose us to liability.

Taken together, the costs of compliance with and other obligations imposed by data protection laws and regulations may require modification of our services, limit use and adoption of our services, reduce overall demand for our services, lead to significant fines, penalties, or liabilities for noncompliance, or slow the pace at which we close sales transactions, or otherwise cause us to modify our operations, any of which could harm our business. The perception of privacy concerns, whether or not valid, may inhibit the adoption, effectiveness, or use of our applications or otherwise impact our business. Compliance with applicable laws and regulations regarding personal data may require changes in services, business practices, or internal systems that result in increased costs, lower revenue, reduced efficiency, or greater difficulty competing with foreign-based firms which could adversely affect our business and operating results.

Any failure to protect our intellectual property rights domestically and internationally could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. We rely on patent, copyright, trade secret and trademark laws, trade secret protection, and confidentiality or license agreements with our employees, customers, suppliers, partners, and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We have patent applications pending in the United States and throughout the world, but we may be unable to obtain patent protection for the technology covered in our patent applications. In addition, any patents issued to us in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties, including those affiliated with state-sponsored actors, to copy or reverse engineer our applications, including with the assistance of insiders, and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our technology may be unenforceable under the laws of jurisdictions outside the United States. In addition, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. These agreements may not be effective in controlling access to and distribution of our applications and proprietary information. Further, these agreements do not prevent our competitors or partners from independently developing technologies that are substantially equivalent or superior to our applications.

We may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect, and enforce our intellectual property rights could have a serious adverse effect on our brand and business.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that our applications and underlying technology infringe or violate their intellectual property rights, even if we are unaware of the intellectual property rights that others may claim cover some or all of our technology or services, and we may be found to be infringing such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, require us to change our products, technology, or business practices, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications, or refund fees, which could be costly. In addition, we may be sued by third parties who seek to target us for actions taken by our customers, including through the use or misuse of our products. Even if we were to prevail in an intellectual property dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Furthermore, from time to time we may introduce or acquire new products, including in areas where we historically have not competed, which could increase our exposure to patent and other intellectual property claims.

Some of our applications utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Some of our applications include software covered by open source licenses, which may include, by way of example, GNU General Public License and the Apache License. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our applications. We attempt to avoid adverse licensing conditions in our use of open source software in our products and services. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in a certain manner. In the event that portions of our proprietary software are determined to be impacted by an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and services. In addition, the open source license terms for future versions of open source software that we use might change, requiring us to pay for a commercial license or re-engineer all or a portion of our technologies. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated and could negatively affect our business.

Risks Related to Legal and Regulatory Matters

Unfavorable laws, regulations, interpretive positions, or standards governing new and evolving technologies that we incorporate into our products and services could result in significant cost and compliance challenges and adversely affect our business and operating results.

Some of our products and services, such as Workday's People Experience, Talent Optimization, and Financial product suites, currently utilize or will utilize new and evolving technologies such as AI. The overall regulatory environment governing these types of technologies is likely to evolve as government interest in these technologies increases. Regulation of these technologies, as well as other technologies that we utilize in our products and services, also varies greatly among international, federal, state, and local jurisdictions and is subject to significant uncertainty. Governments and agencies domestic and abroad may in the future change or amend existing laws, or adopt new laws, regulations, or guidance, or take other actions which may severely impact the permitted uses of our technologies. Any failure by us to comply with applicable laws, regulations, guidance, or other rules could result in costly litigation, penalties, or fines. In addition, these regulations and any related enforcement actions could establish and further expand our obligations to customers, individuals, and other third parties with respect to our products and services, limit the countries in which such products and services may be used, restrict the way we structure and operate our business, require us to divert development and other resources, and reduce the types of customers and individuals who can use our products and services. Furthermore, our customers may operate in foreign jurisdictions, including countries in which we don't operate, and may be subject to additional laws and regulations outside the scope of our products. Increased regulation and oversight of products or services which utilize or rely on these technologies may result in costly compliance burdens or otherwise increase our operating costs, detrimentally affecting our business. These new technologies could subject us to additional litigation brought by private parties, which could be costly, time-consuming, and distracting to management and could result in substantial expenses and losses.

Adverse litigation results could have a material adverse impact on our business.

We are regularly involved with claims, suits, purported class or representative actions, and may be involved in regulatory and government investigations and other proceedings, involving competition, intellectual property, data security and privacy, bankruptcy, tax and related compliance, labor and employment, commercial disputes, and other matters. Such claims, suits, actions, regulatory and government investigations, and other proceedings can impose a significant burden on management and employees, could prevent us from offering one or more of our applications, services, or features to others, could require us to change our technology or business practices, or could result in monetary damages, fines, civil or criminal penalties, reputational harm, or other adverse consequences. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. The litigation and other claims are subject to inherent uncertainties and management's view of these matters may change in the future. A material adverse impact in our consolidated financial statements could occur for the period in which the effect of an unfavorable outcome becomes probable and reasonably estimable.

We are subject to risks related to government contracts and related procurement regulations, which may adversely impact our business and operating results.

Our contracts with federal, state, local, and foreign government entities are subject to various procurement regulations and other requirements relating to their formation, administration, performance, and termination, which could adversely impact our business and operating results. Government certification requirements applicable to our platform, including FedRAMP, may change and, in doing so, restrict our ability to sell into the governmental sector until we have attained the full or revised certification. These laws and regulations provide public sector customers various rights, many of which are not typically found in commercial contracts. For instance, the process of evaluating potential conflicts of interest and developing necessary provisions and contract clauses, where needed, may delay or prevent Workday from being awarded certain U.S. federal government contracts.

Additionally, we have obtained authorization under FedRAMP, which allows us to enter into the U.S. federal government market. Such certification is subject to rigorous compliance and if we lose our certification, it could inhibit or preclude our ability to contract with certain U.S. federal government customers. In addition, some customers may rely on our authorization under FedRAMP to help satisfy their own legal and regulatory compliance requirements and our failure to maintain FedRAMP authorization would result in a breach under public sector contracts obtained on the basis of such authorization. This could subject us to liability, result in reputational harm, and adversely impact our financial condition or operating results.

We may be subject to audits and investigations relating to our government contracts, and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, refunding or suspending of payments, forfeiture of profits, payment of fines, and suspension or debarment from future government business. In addition, such contracts may provide for delays, interruptions, or termination by the government at any time, with or without cause, which may adversely affect our business and operating results and impact other existing or prospective government contracts.

Unanticipated tax laws or any change in the application of existing tax laws to us or our customers and unanticipated changes in our effective tax rate may adversely impact our profitability and financial results.

We operate and are subject to taxes in the United States and numerous other jurisdictions throughout the world. Changes to federal, state, local, or international tax laws on income, sales, use, indirect, or other tax laws, statutes, rules, regulations, or ordinances on multinational corporations are currently being considered by the United States and other countries where we do business. These contemplated legislative initiatives include, but are not limited to, changes to transfer pricing policies and definitional changes to permanent establishment that could be applied solely or disproportionately to services provided over the internet. These contemplated tax initiatives, if finalized and adopted by countries, may ultimately impact our effective tax rate and could adversely affect our sales activity resulting in a negative impact on our operating results and cash flows.

In addition, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us (possibly with retroactive effect), which could require us to pay additional tax amounts, fines or penalties, and interest for past amounts. Existing tax laws, statutes, rules, regulations, or ordinances could also be interpreted, changed, modified, or applied adversely to our customers (possibly with retroactive effect), which could require our customers to pay additional tax amounts with respect to services we have provided, fines or penalties, and interest for past amounts. If we are unsuccessful in collecting such taxes from our customers, we could be held liable for such costs, thereby adversely impacting our operating results and cash flows. If our customers must pay additional fines or penalties, it could adversely affect demand for our services.

Significant judgment is often required in the determination of our worldwide provision for (benefit from) income taxes. Our effective tax rate could be impacted by changes in the valuation of deferred tax assets and liabilities and our ability to utilize them. We are also subject to tax examinations and it is possible that the final determination of any examinations will have an adverse effect on our operating results or financial position.

Risks Related to Financial Matters

Because we encounter long sales cycles when selling to large customers and we recognize subscription services revenues over the term of the contract, downturns or upturns in new sales will not be immediately reflected in our operating results and may be difficult to discern.

We generally recognize subscription services revenues over time as services are delivered to the customer, which typically occurs over a period of three years or longer. As a result, most of the subscription services revenues we report in each quarter are derived from the recognition of unearned revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscription contracts in any single quarter may not be reflected in our revenue results for that quarter but will negatively impact our revenue in future quarters. Additionally, because much of our sales efforts are targeted at large enterprise customers, we may face greater costs, longer sales cycles, less predictability in completing some of our sales, and varying deployment timeframes.

Our typical sales cycles for new customers are six to twelve months but can extend for eighteen months or more, and we expect that this lengthy sales cycle may continue or expand as customers increasingly adopt applications across our platform. We have seen and may continue to see instances of increased scrutiny from existing and prospective customers and the lengthening of certain sales cycles. Longer sales cycles could cause our operating and financial results to suffer in a given period. Accordingly, the effect of significant downturns in sales and market acceptance of new applications, as well as potential changes in our pricing policies or rate of renewals, may not be fully reflected in our operating results until future periods. Additionally, we may be unable to adjust our cost structure to reflect any such changes in revenues. As a result, increased growth in the number of our customers could result in our recognition of more costs than revenues in the earlier periods of the terms of our agreements. Our subscription model also makes it difficult for us to rapidly increase our revenues through additional sales in any period, as subscription services revenues from new customers generally are recognized over the applicable subscription term. Furthermore, our subscription-based model is largely based on the size of our customers' employee headcount. Therefore, the addition or loss of employees by our customers, including any significant reductions in force by our customers, or customer insolvencies resulting from severe economic hardship, could have an impact on our subscription services revenues in any given period. Should there be any prolonged decrease in our customers' headcounts, we could experience reduced subscription services revenues upon renewal or potentially outside of the renewal period, which could materially impact our business and operating results in any given period.

We have a history of cumulative losses, and we may not sustain profitability on a GAAP basis in the future.

Until recently, we had incurred significant net losses on a GAAP basis since our inception in 2005 and our quarterly operating results may fluctuate in the future. We expect our operating expenses to increase in the future due to substantial investments we have made and continue to make to acquire new customers and develop our applications, anticipated increases in sales and marketing expenses, employee headcount growth expenses, product development expenses, operations costs, and general and administrative costs. If our revenue growth does not meet estimates, we may not be able to adjust our spending quickly enough to avoid an adverse impact on our financial results, and therefore we may incur losses on a GAAP basis in the future. Furthermore, to the extent we are successful in increasing our customer base, we may incur net losses in the acquisition period because some costs associated with acquiring customers are incurred up front, while subscription services revenues are generally recognized ratably over the terms of the agreements, which are typically three years or longer. You should not consider any prior period GAAP-profitability and growth in revenues as indicative of our future performance. We cannot ensure that we will continue to achieve or sustain GAAP profitability in the future.

Our current and future indebtedness may adversely affect our financial condition and operating results.

In April 2022, we issued $3.0 billion aggregate principal amount of senior notes, consisting of $1.0 billion aggregate principal amount of 3.500% notes due April 1, 2027 ("2027 Notes"), $750 million aggregate principal amount of 3.700% notes due April 1, 2029 ("2029 Notes"), and $1.25 billion aggregate principal amount of 3.800% notes due April 1, 2032 ("2032 Notes," and together with the 2027 Notes and the 2029 Notes, "Senior Notes"). Additionally, in April 2022, we entered into a credit agreement ("2022 Credit Agreement") which provides for a revolving credit facility in an aggregate principal amount of $1.0 billion. As of January 31, 2024, we had no outstanding revolving loans under the 2022 Credit Agreement.

We may incur substantial additional debt in the future, some of which may be secured debt. It is possible that we will not be able to repay this indebtedness when due or refinance this indebtedness on acceptable terms or at all.

In addition, our indebtedness could, among other things:

- make it difficult for us to pay other obligations;
- make it difficult to obtain favorable terms for any necessary future financing for working capital, capital expenditures, debt service requirements, or other purposes;
- adversely affect our liquidity and result in a material adverse effect on our financial condition upon repayment of the indebtedness;
- require us to dedicate a substantial portion of our cash flow from operations to service and repay the indebtedness, reducing the amount of cash flow available for other purposes;
- limit our flexibility in planning for and reacting to changes in our business;
- increase our vulnerability to the impact of adverse economic conditions, including rising interest rates (which can make refinancing existing indebtedness more difficult or costly); and
- negatively impact our credit rating, which could limit our ability to obtain additional financing in the future and adversely affect our business.

Our Senior Notes and 2022 Credit Agreement also impose restrictions on us and require us to maintain compliance with specified covenants. For example, our 2022 Credit Agreement includes a financial covenant that requires us to maintain a specific leverage ratio. Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of the covenants and do not obtain a waiver from the lenders, then, subject to applicable cure periods, any outstanding indebtedness may be declared immediately due and payable. Any required repayment of our debt as a result of a fundamental change or other acceleration would lower our current cash on hand such that we would not have those funds available for use in our business.

We are subject to risks associated with our equity investments, including partial or complete loss of invested capital, and significant changes in the fair value of this portfolio could adversely impact our financial results.

We invest in early to late stage companies for strategic reasons and to support key business initiatives, and we may not realize a return on our equity investments. Many such companies generate net losses and the market for their products, services, or technologies may be slow to develop or never materialize. These companies are often dependent on the availability of later rounds of financing from banks or investors on favorable terms to continue their operations. The financial success of our investment in any company is typically dependent on a liquidity event, such as a public offering, acquisition, or other favorable market event reflecting appreciation to the cost of our initial investment. The capital markets for public offerings and acquisitions are dynamic and the likelihood of liquidity events for the companies we have invested in has and could further deteriorate, which could result in a loss of all or a substantial part of our investment in these companies. Additionally, instability in the global banking system has created bank-specific and broader financial institution liquidity risks and concerns, which may have an adverse impact on the companies we have invested or may invest in.

Further, valuations of non-marketable equity investments are inherently complex due to the lack of readily available market data and the anticipated valuation at the time of our investment may not meet our expectations. In addition, we may experience additional volatility to our results of operations due to changes in market prices of our marketable equity investments and the valuation and timing of observable price changes or impairments of our non-marketable equity investments. Volatility in the global market conditions, including recent economic disruptions, inflation, and ongoing volatility in the public equity markets, may impact our equity investments. This volatility could be material to our results in any given quarter and may cause our stock price to decline. In addition, our ability to mitigate this volatility and realize gains on investments may be impacted by our contractual obligations to hold securities for a set period of time. For example, to the extent a company we have invested in undergoes an initial public offering ("IPO"), we may be subject to a lock-up agreement that restricts our ability to sell our securities for a period of time after the public offering or otherwise impedes our ability to mitigate market volatility in such securities.

We may discover weaknesses in our internal controls over financial reporting, which may adversely affect investor confidence in the accuracy and completeness of our financial reports and consequently the market price of our securities.

As a public company, we are required to design and maintain proper and effective internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and provide a management report on the internal controls over financial reporting, which must be attested to by our independent registered public accounting firm. If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated.

The process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 is challenging and costly. As we grow our operations and personnel, we will need to continue to improve our operational, financial, and management controls as well as our reporting systems and procedures. In the future, we may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our securities could be negatively affected, and we could become subject to investigations by the Financial Industry Regulatory Authority, the SEC, or other regulatory authorities, which could require additional financial and management resources. In addition, because we use Workday's financial management application, any problems that we experience with financial reporting and compliance could be negatively perceived by prospective or current customers, and negatively impact demand for our applications.

Risks Related to Ownership of Our Class A Common Stock

Our Co-Founders have control over key decision making as a result of their control of a majority of our voting stock.

As of January 31, 2024, our Co-Founder and CEO Emeritus David Duffield, together with his affiliates, held voting rights with respect to approximately 44 million shares of Class B common stock and 1 million shares of Class A common stock. As of January 31, 2024, our Co-Founder and Executive Chair, Aneel Bhusri, together with his affiliates, held voting rights with respect to approximately 8 million shares of Class B common stock and 0.3 million shares of Class A common stock. In addition, Mr. Bhusri holds 0.2 million restricted stock units, which will be settled in an equivalent number of shares of Class A common stock. Further, Messrs. Duffield and Bhusri have entered into a voting agreement under which each has granted a voting proxy with respect to certain Class B common stock beneficially owned by him effective upon his death or incapacity as described in our registration statement on Form S-1 filed in connection with our IPO. Messrs. Duffield and Bhusri have each initially designated the other as their respective proxies. Accordingly, upon the death or incapacity of either Mr. Duffield or Mr. Bhusri, the other would individually continue to control the voting of shares subject to the voting proxy. Collectively, the shares described above represent a substantial majority of the voting power of our outstanding capital stock. As a result, Messrs. Duffield and Bhusri have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. As stockholders, even as controlling stockholders, they are entitled to vote their shares in their own interests, which may not always be in the interests of our stockholders generally.

In addition, Mr. Bhusri has the ability to control the management and affairs of our company as a result of his position as a member of our Board of Directors and an officer of Workday. Mr. Bhusri, in his capacity as a board member and officer, however, owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders.

The dual class structure of our common stock has the effect of concentrating voting control with our Co-Founders, as well as with other executive officers, directors, and affiliates, which limits or precludes the ability of non-affiliates to influence corporate matters.

Our Class B common stock has 10 votes per share and our Class A common stock, which is the stock that is publicly traded, has one vote per share. Stockholders who hold shares of Class B common stock, including our executive officers, directors, and other affiliates, together hold a substantial majority of the voting power of our outstanding capital stock as of January 31, 2024. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until the conversion of all shares of all Class A and Class B shares to a single class of common stock on the date that is the first to occur of (i) October 17, 2032, (ii) such time as the shares of Class B common stock represent less than 9% of the outstanding Class A and Class B common stock, (iii) nine months following the death of both Mr. Duffield and Mr. Bhusri, or (iv) the date on which the holders of a majority of the shares of Class B common stock elect to convert all shares of Class A common stock and Class B common stock into a single class of common stock. This concentrated control will limit or preclude the ability of non-affiliates to influence corporate matters for the foreseeable future.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, Mr. Duffield and Mr. Bhusri retain a significant portion of their holdings of Class B common stock for an extended period of time, they could, in the future, continue to control a majority of the combined voting power of our Class A common stock and Class B common stock.

Our stock price has been volatile in the past and may be subject to volatility in the future.

The trading price of our Class A common stock has historically been volatile and could be subject to wide fluctuations in response to the risks described in this "Risk Factors" section, and other risks which are beyond our control. The factors that have and may in the future affect the trading price of our securities include, but are not limited to:

- guidance regarding our operating results and other financial metrics that we provide to the public, differences between our guidance and market expectations, our failure to meet our guidance, any withdrawal of previous guidance or changes from our historical guidance;
- changes in investor and analyst valuation models for our Class A common stock;
- announcements of technological innovations, new applications or enhancements to services, acquisitions, strategic alliances, or significant agreements by us or by our competitors;
- disruptions in our services due to computer hardware, software, or network problems or any announcements related to security incidents;
- announcements of customer additions and customer cancellations or delays in customer purchases;
- recruitment or departure of key personnel;
- the economy as a whole, political and regulatory uncertainty, and market conditions in our industry and the industries of our customers;
- trading activity by directors, executive officers, and significant stockholders, or the perception in the market that the holders of a large number of shares intend to sell their shares;
- any future issuances of our securities; and
- changes in the amounts or frequency of stock repurchases.

Additionally, the stock markets have at times experienced extreme price and volume fluctuations that have affected and may in the future affect the market prices of equity securities of many companies. These fluctuations have, in some cases, been unrelated or disproportionate to the operating performance of these companies. Further, the trading prices of publicly traded shares of companies in our industry have been particularly volatile and may be very volatile in the future.

In the past, some companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could harm our business.

We may not realize the anticipated long-term stockholder value of our share repurchase programs.

In November 2022, our Board of Directors authorized a program under which we may repurchase up to $500 million of our outstanding shares of Class A common stock ("2022 Share Repurchase Program"), and in February 2024, the Board of Directors authorized a new program under which we may purchase up to an additional $500 million of our Class A common stock ("2024 Share Repurchase Program"). The 2022 and 2024 Share Repurchase Programs each have a term of 18 months, but the programs may be modified, suspended, or terminated at any time. Such repurchases may be made through open market transactions, through privately negotiated transactions, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1, in accordance with applicable securities laws and other restrictions.

Any failure to repurchase stock after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price.

The existence of the 2022 and 2024 Share Repurchase Programs could cause our stock price to trade higher than it otherwise would and could potentially reduce the market liquidity for our stock. The 2022 and 2024 Share Repurchase Programs may not enhance long-term stockholder value because the market price of our common stock may decline below the levels at which we repurchased shares and short-term stock price fluctuations could reduce the effectiveness of this program.

Repurchasing our common stock will reduce the amount of cash we have available to fund working capital, repayment of debt, capital expenditures, strategic acquisitions or business opportunities, and other general corporate purposes, and we may fail to realize the anticipated long-term stockholder value of the 2022 and 2024 Share Repurchase Programs. Furthermore, the timing and amount of any repurchases, if any, will be subject to liquidity, market and economic conditions, compliance with applicable legal requirements such as Delaware surplus and solvency tests, and other relevant factors.

Delaware law and provisions in our restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law ("DGCL") may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of Workday more difficult, including the following:

- any transaction that would result in a change in control of our company requires the approval of a majority of our outstanding Class B common stock voting as a separate class;
- our dual class common stock structure, which provides our Co-Founders with the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock;
- our Board of Directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;
- when the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of common stock:
  - certain amendments to our restated certificate of incorporation or amended and restated bylaws will require the approval of two-thirds of the combined vote of our then-outstanding shares of Class A and Class B common stock;
  - our stockholders will only be able to take action at a meeting of stockholders and not by written consent; and
  - vacancies on our Board of Directors will be able to be filled only by our Board of Directors and not by stockholders;
- only our chair of the board, chief executive officer, co-presidents, or a majority of our Board of Directors are authorized to call a special meeting of stockholders;
- certain litigation against us can only be brought in Delaware;

- we will have two classes of common stock until the date that is the first to occur of (i) October 17, 2032, (ii) such time as the shares of Class B common stock represent less than 9% of the outstanding Class A and Class B common stock, (iii) nine months following the death of both Mr. Duffield and Mr. Bhusri, or (iv) the date on which the holders of a majority of the shares of Class B common stock elect to convert all shares of Class A common stock and Class B common stock into a single class of common stock;
- our restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established, and shares of which may be issued, without the approval of the holders of Class A common stock; and
- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

In addition, Section 203 of the DGCL imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock, which may discourage, delay, or prevent a change in control of our company.

Furthermore, the change in control repurchase event provisions of our Senior Notes may delay or prevent a change in control of our company, because those provisions allow note holders to require us to repurchase such notes upon the occurrence of a fundamental change or change in control repurchase event.

These anti-takeover defenses could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could depress the market price of our securities.

The exclusive forum provision in our organizational documents may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims.

Our restated certificate of incorporation and our bylaws, to the fullest extent permitted by law, provide that the Court of Chancery of the State of Delaware is the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. There is uncertainty as to whether a court would enforce this exclusive forum provision with respect to claims under the Securities Act. If a court were to find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and operating results.

Our bylaws include a provision providing that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act ("Federal Forum Provision"). Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. Application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

In addition, neither the exclusive forum provision in our restated certificate of incorporation nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholders' ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Consequently, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats. These risks include, among other things, operational risks; intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws and other litigation and legal risk; and reputational risks. Our process for identifying and assessing material risks from cybersecurity threats operates alongside our broader overall risk assessment process, covering all company risks. As part of this process appropriate disclosure personnel will collaborate with subject matter specialists, as necessary, to gather insights for identifying and assessing material cybersecurity threat risks, their severity, and potential mitigations.

We have implemented a variety of cybersecurity processes, technologies, and controls to aid in our efforts to identify, assess and manage such material risks. Our approach includes: (1) an enterprise risk management program, which includes cybersecurity risks and is periodically refreshed; (2) security and privacy reviews designed to identify risks from many new features, software, and vendors; (3) a vulnerability management program designed to identify hardware and software vulnerabilities; (4) a variety of tools designed to monitor our networks, systems and data for suspicious activity; (5) an internal red team program, which simulates cyber threats, intended to allow us to fix vulnerabilities before threat actors identify them; (6) a threat intelligence program designed to model and research our adversaries; and (7) a variety of privacy, cybersecurity, and incident response trainings and simulations. We leverage industry standard security frameworks, including from the National Institute for Standards in Technology (NIST), the International Organization for Standardization (ISO), and the American Institute of Certified Public Accountants (AICPA), to evaluate our security controls, which vary in maturity across the business and are processes we work to continually improve.

We also maintain a privacy and cybersecurity incident response program to prepare for, detect, respond to and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate, and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage. Further, we conduct periodic tabletop exercises to test and fortify the controls of our cybersecurity incident response program. The incident response team assesses the severity and priority of incidents on a rolling basis, with escalations of higher severity cybersecurity incidents provided to our management team. If a cybersecurity incident is determined to be a potentially material cybersecurity incident, our disclosure controls and procedures define the steps to determine materiality and disclose such a material cybersecurity incident.

Our risk management approach is supplemented by external and internal enterprise risk management audits, which are designed to test the effectiveness of our security controls. We conduct penetration testing on a periodic basis and have established an external bug bounty program to allow security researchers to help identify vulnerabilities in our systems before they mature into real-world cybersecurity threats. We also maintain a vendor risk management program designed to identify and mitigate risks associated with third-party service providers, including those in our supply chain and those who have access to our customer or employee data or our systems. This program includes pre-engagement diligence, contractual security and notification provisions, and ongoing monitoring, as appropriate.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, financial condition, or results of operations, under the headings "*We depend on data centers and other infrastructure operated by third parties, as well as internet availability, and any disruption in these operations could adversely affect our business and operating results*," "*If we are unable to successfully integrate our applications with a variety of third-party technologies, our business and operating results could be adversely affected*," and "*If our information technology systems are compromised or unauthorized access to customer or user data is otherwise obtained, our applications may be perceived as not being secure, our operations may be disrupted, our applications may become unavailable, customers and end users may reduce the use of or stop using our applications, and we may incur significant liabilities*" included as part of our risk factor disclosures included in Item 1A of this report, which disclosures are incorporated by reference herein.

Governance

Our Board of Directors is actively involved in overseeing risks from cybersecurity threats. At least once a year, the Board of Directors discusses our programs and policies related to cybersecurity and risk initiatives and considers them closely both from a risk management perspective and as part of Workday's business strategy. Additionally, the Board has delegated to our Audit Committee oversight of cybersecurity risks and processes to manage them. Our Audit Committee is comprised entirely of independent directors who regularly evaluate cybersecurity risks.

The materials presented to our Board and Audit Committee include updates on our data security posture, results from third-party assessments, progress towards predetermined risk-mitigation-related goals, our incident response plan, and certain cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to such risks. The Board and Audit Committee generally receive materials, including a cybersecurity scorecard and other materials indicating current and emerging cybersecurity threat risks, and describing the company's ability to mitigate those risks, and discuss such matters with our Chief Information Security Officer ("CISO"). Material cybersecurity threat risks are also considered during separate Board and committee meeting discussions of important matters like enterprise risk management, operational budgeting, business continuity planning, and other relevant matters.

Our CISO leads all aspects of our global cybersecurity program, including the identification, evaluation, and prioritization of security risks, as well as the company's response to material security incidents. Our CISO joined Workday in 2010 and has served as our CISO since April 2018. Our CISO has more than 15 years of experience in cybersecurity and information technology risk management, including at a large public company and a recognized consulting firm. He also has a degree in information systems management.

Our cybersecurity program is also supported by a cross-functional leadership team that contributes to our information security and privacy programs and practices, as well as identifies and mitigates security and privacy risks. This team includes our CIO, our Chief Privacy Officer, and our Chief Legal Counsel. This team contributes to the development of the company's cybersecurity strategy and is periodically updated regarding evolving cybersecurity risks and the in-place responsive actions. This team is also informed about the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described herein, including the operation of our incident response plan.

ITEM 2. PROPERTIES

Our corporate headquarters, which includes operations and product development facilities, is located in Pleasanton, California. It consists of approximately 1.2 million square feet of owned facilities and a 6.9 acre parcel of leased land. The land lease will expire in 2108. In addition, we lease office space in various locations, including North America, Europe, and Asia Pacific, and data center capacity throughout North America and Europe.

We believe that our facilities are suitable to meet our current needs. In the future, we may expand our facilities or add new facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available on commercially reasonable terms to accommodate any such growth.

ITEM 3. LEGAL PROCEEDINGS

We are regularly involved with claims, suits, purported class or representative actions, and may be involved in regulatory and government investigations and other proceedings, involving competition, intellectual property, data security and privacy, bankruptcy, tax and related compliance, labor and employment, commercial disputes, and other matters. Such claims, suits, actions, regulatory and government investigations, and other proceedings can impose a significant burden on management and employees, could prevent us from offering one or more of our applications, services, or features to others, could require us to change our technology or business practices, or could result in monetary damages, fines, civil or criminal penalties, reputational harm, or other adverse consequences.

These claims, suits, actions, regulatory and government investigations, and other proceedings may include speculative, substantial, or indeterminate monetary amounts. We record a liability when we believe that it is probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine both the likelihood of there being a liability and the estimated amount of a liability related to such matters. With respect to our outstanding matters, based on our current knowledge, we believe that the amount or range of reasonably possible liability will not, either individually or in aggregate, have a material adverse effect on our business, financial condition, operating results, or cash flows. However, the outcome of such matters is inherently unpredictable and subject to significant uncertainties.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol "WDAY". Our Class B common stock is not listed or traded on any stock exchange.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business and do not expect to declare or pay any dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our Board of Directors considers relevant.

Stockholders

As of March 6, 2024, there were 17 stockholders of record of our Class A common stock, including The Depository Trust Company, which holds shares of our common stock on behalf of an indeterminate number of beneficial owners, as well as 65 stockholders of record of our Class B common stock.

Securities Authorized for Issuance under Equity Compensation Plans

See Part III, Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for more information regarding securities authorized for issuance.

Stock Performance Graph

The following shall not be deemed "soliciting material" or deemed "filed" for purposes of Section 18 of the Exchange Act, or subject to Regulation 14A or 14C, other than as provided by this Item 5, or to the liabilities of Section 18 of the Exchange Act, or incorporated by reference into any of our other filings under the Exchange Act or the Securities Act, except to the extent we specifically incorporate it by reference into such filing.

This chart compares the cumulative total return on our common stock with that of the S&P 500 Index and the S&P 1500 Application Software Index. The chart assumes $100 was invested at the close of market on January 31, 2019, in our Class A common stock, the S&P 500 Index, and the S&P 1500 Application Software Index, and assumes the reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



Company/Index	1/31/2019	1/31/2020	1/31/2021	1/31/2022	1/31/2023	1/31/2024
Workday, Inc.	$ 100.00	$ 101.71	$ 125.34	$ 139.38	$ 99.94	$ 160.34
S&P 500 Index	100.00	121.67	142.63	175.83	161.36	194.90
S&P 1500 Application Software Index	100.00	133.60	176.27	195.48	158.36	238.99

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchases

The table below sets forth information regarding our purchases of our Class A common stock during the three months ended January 31, 2024 (in millions, except number of shares which are reflected in thousands and per share data):

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program [1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program [1]
November 1, 2023 - November 30,	254	$ 231.93	254	$ 80
December 1, 2023 - December 31, 2023	204	273.53	204	24
January 1, 2024 - January 31, 2024	79	273.43	79	2
Total	537		537	

(1) In November 2022, our Board of Directors authorized the 2022 Share Repurchase Program, under which we may repurchase up to $500 million of our outstanding shares of Class A common stock. As of January 31, 2024, we were authorized to purchase a remaining $2 million of our outstanding shares of Class A common stock under the 2022 Share Repurchase Program. In February 2024, our Board of Directors authorized the 2024 Share Repurchase Program, under which we may repurchase up to an additional $500 million of our outstanding shares of Class A common stock. For further information, see Note 14, Stockholders' Equity and Note 21, Subsequent Events, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in "Risk Factors" included in Part I, Item 1A of this report.

The following discussion of our financial condition and results of operations covers fiscal 2024 and 2023 items and year-over-year comparisons between fiscal 2024 and 2023. Discussions of fiscal 2022 items and year-over-year comparisons between fiscal 2023 and 2022 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended January 31, 2023, that was filed with the SEC on February 27, 2023.

Overview

Workday delivers applications for financial management, spend management, human capital management, planning, and analytics. With Workday, our customers have a unified system that can help them plan, execute, analyze, and extend to other applications and environments, thereby helping them continuously adapt how they manage their business and operations. Our diverse customer base includes medium-sized and large, global organizations within numerous industry categories, including professional and business services, financial services, healthcare, education, government, technology, media, retail, and hospitality.

We have achieved significant growth since our inception in 2005. Our current financial focus is on growing our revenues, operating margin, and operating cash flows, and expanding both our customer base and our footprint within our existing customers. While we have a history of GAAP operating losses prior to fiscal 2024, we strive to invest in a disciplined manner across all of our functional areas to sustain continued near-term revenue growth and support our long-term initiatives. We expect our product development, sales and marketing, and general and administrative expenses as a percentage of total revenues will decrease over the longer term as we grow our revenues, and we anticipate that we will gain economies of scale by increasing our customer base without direct incremental development costs.

We plan to reinvest a significant portion of our incremental revenues in future periods to grow our business. We have invested and expect to continue to invest heavily in our product development efforts to deliver additional compelling applications, enhance existing applications, and to address customers' evolving needs. In addition, we plan to continue to expand our ability to sell our applications globally, particularly in Europe and the Asia-Pacific region, by investing in product development and customer support to address the business needs of targeted local markets, increasing our sales organization and marketing programs, acquiring and leasing additional office space, and expanding our ecosystem of partners. We expect to make further significant investments in our data center capacity and equipment and third-party hosted infrastructure platforms as we plan for future growth. We are also investing in personnel to support our growing customer base.

We regularly evaluate acquisition and investment opportunities in complementary businesses, employee teams, services, technologies, and intellectual property rights in an effort to expand our product and service offerings, and expect to continue making acquisitions and investments in the future. While we remain focused on improving our operating margin, these acquisitions and investments may increase our costs on an absolute basis in the near term. Many of these investments will occur in advance of experiencing any direct benefit from them and could make it difficult to determine if we are allocating our resources efficiently.

Since inception, we have also invested heavily in our professional services organization to help ensure that customers successfully deploy and adopt our applications. Additionally, we continue to expand our professional services partner ecosystem to further support our customers. We believe our investment in professional services, as well as partners building consulting practices around Workday and helping to deliver additional innovation and solutions, will drive additional customer subscriptions and continued growth in revenues. As we continue to leverage our expanding partner ecosystem, we expect that professional services revenue will continue to decline over time as a percentage of total revenues.

Impact of Current Economic Conditions

Recent macroeconomic events including higher inflation and interest rates, as well as geopolitical factors including the Russia-Ukraine and Israel-Hamas conflicts, have negatively impacted the global economy and created continued uncertainty, volatility, and disruption of financial markets. Despite this, we are confident in the long-term overall health of our business, the strength of our product offerings, and our ability to continue to execute on our strategy and help our customers on their human capital and finance digital transformation journeys. Demand for our products remains strong, we continue to achieve solid new subscription bookings, and our near-term revenues are relatively predictable as a result of our subscription-based business model.

We have experienced, and may continue to experience, the lengthening of certain sales cycles and moderation of revenue growth rates, particularly within net new opportunities, and have provided certain customers with more flexible payment terms. If the economic uncertainty continues, we may also experience a negative impact on customer renewals, customer collections, sales and marketing efforts, customer deployments, product development, or other financial metrics. Any of these factors could harm our business, financial condition, and operating results. For further discussion of the potential impacts of recent macroeconomic events on our business, financial condition, and operating results, see "Risk Factors" included in Part I, Item 1A of this report.

Financial Results Overview

The following table provides an overview of our key metrics (in millions, except percentages, basis points, and headcount data):

	As of and for the Years Ended January 31,		
	2024	2023	Change
Total revenues	$ 7,259	$ 6,216	17 %
Subscription services revenues	$ 6,603	$ 5,567	19 %
GAAP operating income (loss)	$ 183	$ (222)	182 %
Non-GAAP operating income [1]	$ 1,740	$ 1,210	44 %
GAAP operating margin	2.5 %	(3.6)%	610 bps
Non-GAAP operating margin [1]	24.0 %	19.5 %	450 bps
Operating cash flows	$ 2,149	$ 1,657	30 %
Free cash flows [1]	$ 1,917	$ 1,293	48 %
Total subscription revenue backlog	$ 20,924	$ 16,448	27 %
12-month subscription revenue backlog	$ 6,623	$ 5,512	20 %
24-month subscription revenue backlog	$ 11,656	$ 9,677	20 %
Cash, cash equivalents, and marketable securities	$ 7,813	$ 6,121	28 %
Headcount	18,824	17,744	6 %

(1)   See "Non-GAAP Financial Measures" below for further information.

Components of Results of Operations

Revenues

We derive our revenues from subscription services and professional services. Subscription services revenues primarily consist of fees that give our customers access to our cloud applications, which include related customer support. Professional services revenues include fees for deployment services, optimization services, and training.

Subscription services revenues accounted for approximately 91% of our total revenues during fiscal 2024, and represented 97% of our total unearned revenue as of January 31, 2024. Subscription services revenues are driven primarily by the number of customers, the number of workers at each customer, the specific applications subscribed to by each customer, and the price of our applications.

The mix of applications to which each customer subscribes can affect our financial performance due to price differentials in our applications. Pricing for our applications varies based on many factors, including the complexity and maturity of the application and its acceptance in the marketplace. New products or services offerings by competitors in the future could also impact the mix and pricing of our offerings.

Subscription services revenues are recognized over time as services are delivered and consumed concurrently over the contractual term, beginning on the date our service is made available to the customer. Our subscription contracts typically have a term of three years or longer and are generally noncancelable. We generally invoice our customers annually in advance for subscription services. We may provide certain customers flexible payment terms and the timing of revenue recognition may differ from the timing of invoicing to our customers.

Our professional services consulting engagements are billed on a time and materials basis or a fixed price basis. We generally invoice our customers in arrears for our professional services. For contracts billed on a time and materials basis, revenues are recognized over time as the professional services are performed. For contracts billed on a fixed price basis, revenues are recognized over time based on the proportion of the professional services performed. In some cases, we supplement our consulting teams by subcontracting resources from our service partners and deploying them on customer engagements. As the Workday-related consulting practices of our partner firms continue to develop, we expect these partners to increasingly contract directly with our subscription customers for services engagements.

Subscription Revenue Backlog

Our subscription revenue backlog, which is also referred to as remaining performance obligations for subscription contracts, represents contracted subscription services revenues that have not yet been recognized and includes billed and unbilled amounts. Subscription revenue backlog may fluctuate from period to period due to a number of factors, including the timing of renewals and overall renewal rates, new business growth, average contract duration, and seasonality.

Costs and Expenses

Costs of subscription services revenues. Costs of subscription services revenues consist primarily of expenses associated with hosting our applications and providing customer support, including employee-related expenses, expenses related to data center capacity and computing infrastructure operated by third parties, and depreciation of our data center equipment.

Costs of professional services revenues. Costs of professional services revenues consist primarily of employee-related expenses associated with these services, subcontractor expenses, and travel expenses.

Product development expenses. Product development expenses consist primarily of employee-related expenses associated with our efforts to add new features and applications, increase functionality, and enhance the ease of use of our cloud applications.

Sales and marketing expenses. Sales and marketing expenses consist primarily of employee-related expenses, sales commissions, marketing programs, and travel expenses. Marketing programs consist of advertising, events, corporate communications, brand awareness, brand ambassador campaigns, and product marketing activities. Sales commissions are considered incremental costs of obtaining a contract with a customer. Sales commissions for new revenue contracts are capitalized and amortized on a straight-line basis over a period of benefit that we have determined to be five years.

General and administrative expenses. General and administrative expenses consist of employee-related expenses for finance and accounting, legal, human resources, information systems personnel, professional fees, and other corporate expenses.

Results of Operations

Revenues

Our total revenues for fiscal 2024, 2023, and 2022, were as follows (in millions):

| | Year Ended January 31, | | |
	2024	2023	2022
Subscription services	$ 6,603	$ 5,567	$ 4,546
Professional services	656	649	593
Total revenues	$ 7,259	$ 6,216	$ 5,139

Total revenues were $7.3 billion for fiscal 2024, compared to $6.2 billion for fiscal 2023, an increase of $1.0 billion, or 17%. Subscription services revenues were $6.6 billion for fiscal 2024, compared to $5.6 billion for fiscal 2023, an increase of $1.0 billion, or 19%. The increase in subscription services revenues was primarily due to an increased number of new customers, expansion of our product offerings sold to existing customers, and strong customer renewals, with gross and net retention rates over 95% and over 100%, respectively. Professional services revenues were $656 million for fiscal 2024, compared to $649 million for fiscal 2023, an increase of $7 million, or 1%. Professional services revenues remained relatively consistent as we continued to leverage our service partners to contract directly with our subscription customers for services engagements.

Subscription Revenue Backlog

As of January 31, 2024, our total subscription revenue backlog was $20.9 billion, with $6.6 billion and $11.7 billion expected to be recognized in revenues over the next 12 and 24 months, respectively. As of January 31, 2023, our total subscription revenue backlog was $16.4 billion, with $5.5 billion and $9.7 billion expected to be recognized in revenues over the next 12 and 24 months, respectively. The increase in subscription revenue backlog was primarily driven by an increased number of new customers, timing of renewals for existing customers, expansion of our product offerings provided to existing customers, and longer duration of customer contracts.

Costs and Expenses

Our costs and expenses for fiscal 2024, 2023, and 2022, were as follows (in millions):

| | Year Ended January 31, | | |
	2024	2023	2022
Costs of subscription services	$ 1,031	$ 1,011	$ 796
Costs of professional services	740	704	632
Product development	2,464	2,271	1,879
Sales and marketing	2,139	1,848	1,462
General and administrative	702	604	486
Total costs and expenses	$ 7,076	$ 6,438	$ 5,255

Total costs and expenses were $7.1 billion for fiscal 2024, compared to $6.4 billion for fiscal 2023, an increase of $638 million, or 10%. The increase in total costs and expenses was primarily due to an increase of $516 million in employee-related expenses, including share-based compensation. The increase in employee-related expenses was mainly driven by higher headcount, partially offset by a $40 million impact from a workforce realignment that occurred in fiscal 2023 and a $28 million impact from a change in the vesting dates of all unvested restricted stock units ("RSU") from the 15th to the 5th of each month ("vest date change") in fiscal 2023. Additional increases in total costs and expenses included $66 million in third-party expenses for hardware maintenance and data center capacity, $56 million in facilities and IT-related expenses, $54 million related to marketing programs, and $38 million in travel expenses, offset by a decrease of $93 million in depreciation expense due to a change in the estimated useful lives of our data center equipment from 3 years to 5 years, effective beginning fiscal 2024 ("change in useful lives of data center equipment").

Costs of Subscription Services

Costs of subscription services were $1.0 billion for fiscal 2024, compared to $1.0 billion for fiscal 2023, an increase of $20 million, or 2%. The increase in costs of subscription services included increases of $62 million in employee-related expenses, including share-based compensation, primarily due to higher average headcount, $44 million in third-party expenses for hardware maintenance and data center capacity, and $16 million in facilities and IT-related expenses, offset by a decrease of $89 million in depreciation expense due to the change in useful lives of data center equipment.

We expect costs of subscription services will continue to increase in absolute dollars as we improve and expand our technical operations infrastructure, including our data centers and computing infrastructure operated by third parties.

Costs of Professional Services

Costs of professional services were $740 million for fiscal 2024, compared to $704 million for fiscal 2023, an increase of $36 million, or 5%. The increase in costs of professional services included an increase of $38 million in employee-related expenses, including share-based compensation, primarily due to higher average headcount.

We expect costs of professional services as a percentage of total revenues to continue to decline as we continue to rely on our service partners to deploy our applications and as our subscription services revenues continue to grow as we expand both our customer base and our footprint within our existing customers.

Product Development

Product development expenses were $2.5 billion for fiscal 2024, compared to $2.3 billion for fiscal 2023, an increase of $193 million, or 8%. The increase in product development expenses included increases of $148 million in employee-related expenses, including share-based compensation, primarily due to higher average headcount, $22 million in third-party expenses for hardware maintenance and data center capacity, and $15 million in facilities and IT-related expenses.

We expect product development expenses will continue to increase in absolute dollars as we improve and extend our applications and develop new technologies.

Sales and Marketing

Sales and marketing expenses were $2.1 billion for fiscal 2024, compared to $1.8 billion for fiscal 2023, an increase of $291 million, or 16%. The increase in sales and marketing expenses included increases of $191 million in employee-related expenses, including share-based compensation, primarily due to higher average headcount, $51 million related to marketing programs, $21 million in facilities and IT-related expenses, and $21 million in travel expenses.

We expect sales and marketing expenses to increase in absolute dollars as we continue to invest in our domestic and international selling and marketing activities to expand awareness of our brand and product offerings to attract new and existing customers.

General and Administrative

General and administrative expenses were $702 million for fiscal 2024, compared to $604 million for fiscal 2023, an increase of $98 million, or 16%. The increase in general and administrative expenses included increases of $77 million in employee-related expenses, including share-based compensation, primarily due to higher average headcount and $11 million in travel expenses.

We expect general and administrative expenses will continue to increase in absolute dollars as we invest in our general and administrative organizations to support business growth.

Share-based compensation

Costs and expenses include share-based compensation expenses as follows (in millions):

	Year Ended January 31,		
	2024	**2023**	**2022**
Costs of subscription services	$ 120	$ 106	$ 86
Costs of professional services	116	111	113
Product development	653	619	543
Sales and marketing	282	249	216
General and administrative	245	210	154
Total share-based compensation expenses	$ 1,416	$ 1,295	$ 1,112
Percentage of total revenues	19.5 %	20.8 %	21.6 %

Share-based compensation expenses increased by $121 million during fiscal 2024, primarily due to additional grants to new and existing employees, partially offset by the $28 million impact of the vest date change in fiscal 2023.

Share-based compensation expenses increased by $183 million during fiscal 2023, primarily due to additional grants to new and existing employees, and an acceleration of $28 million of expense related to the vest date change in fiscal 2023.

Equity compensation is an important element of our compensation philosophy. While we expect share-based compensation expense to grow in absolute dollars as we expand our global workforce, we expect it to continue to decline as a percentage of total revenues.

Operating Income (Loss) and Operating Margin

GAAP operating income (loss) increased from $(222) million, or (3.6)% of revenues, in fiscal 2023 to $183 million, or 2.5% of revenues, in fiscal 2024, primarily due to our revenue growth outpacing headcount growth and moderation of operating expenses. This improvement also included a $93 million, or 1.3% of revenues, benefit from the change in useful lives of data center equipment.

Non-GAAP operating income increased from $1.2 billion, or 19.5% of revenues, in fiscal 2023 to $1.7 billion, or 24.0% of revenues in fiscal 2024, primarily due to our revenue growth outpacing headcount growth and moderation of operating expenses. This improvement also included a $93 million, or 1.3% of revenues, benefit from the change in useful lives of data center equipment.

Reconciliations of our GAAP to non-GAAP operating income (loss) and operating margin were as follows (in millions, except percentages). See "Non-GAAP Financial Measures" below for further information.

	Year Ended January 31, 2024				
	GAAP	**Share-Based Compensation Expenses**	**Employer Payroll Tax-Related Items on Employee Stock Transactions**	**Amortization of Acquisition-Related Intangible Assets**	**Non-GAAP**
Operating income (loss)	$ 183	$ 1,416	$ 66	$ 75	$ 1,740
Operating margin	2.5 %	19.5 %	0.9 %	1.1 %	24.0 %

	Year Ended January 31, 2023				
	GAAP	**Share-Based Compensation Expenses**	**Employer Payroll Tax-Related Items on Employee Stock Transactions**	**Amortization of Acquisition-Related Intangible Assets**	**Non-GAAP**
Operating income (loss)	$ (222)	$ 1,295	$ 52	$ 85	$ 1,210
Operating margin	(3.6)%	20.8 %	0.9 %	1.4 %	19.5 %

	Year Ended January 31, 2022				
	GAAP	Share-Based Compensation Expenses	Employer Payroll Tax-Related Items on Employee Stock Transactions	Amortization of Acquisition-Related Intangible Assets	Non-GAAP [2]
Operating income (loss)	$ (116)	$ 1,112	$ 76	$ 78	$ 1,150
Operating margin	(2.3)%	21.6 %	1.6 %	1.5 %	22.4 %

Other Income (Expense), Net

Other income (expense), net consisted of the following (in millions):

	Year Ended January 31,		
	2024	2023	2022
Total other income (expense), net	$ 173	$ (38)	$ 132

Other income, net in fiscal 2024 was primarily due to interest income of $296 million on our marketable debt securities from higher investment balances and rising interest rates, offset by interest expense of $114 million related to our Senior Notes and net losses of $24 million on our equity investments.

Other expense, net in fiscal 2023 was primarily due to interest expense of $102 million on our debt primarily related to the Senior Notes and losses of $27 million on our equity investments. Expenses were offset by interest income of $98 million on our marketable securities from higher investment balances and rising interest rates.

Provision For (Benefit From) Income Taxes

The provision for (benefit from) income taxes consisted of the following (in millions):

	Year Ended January 31,		
	2024	2023	2022
Provision for (benefit from) income taxes	$ (1,025)	$ 107	$ (13)

The income tax benefit for fiscal 2024 was primarily attributable to the $1.1 billion release of our valuation allowance related to all U.S. federal and state deferred tax assets, excluding certain state tax credits. For further information, see Note 17, Income Taxes, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

The income tax expense for fiscal 2023 was primarily attributable to a taxable gain recognized from integrating intellectual property, income tax expenses in profitable foreign jurisdictions, and an increase in state taxes due to capitalized research and development expenditures.

The income tax benefit for fiscal 2022 was primarily attributable to excess tax benefit from stock option deductions in foreign jurisdictions, reversal of previously accrued tax liabilities upon favorable tax audit results, and amortization of intangibles from business combinations.

The Organization for Economic Cooperation and Development ("OECD") released Pillar Two model rules defining a 15% global minimum tax for large multinational corporations. The OECD continues to release additional guidance and countries are implementing legislation with widespread adoption of the Pillar Two Framework expected in the near future. We are in the process of evaluating the potential impacts of Pillar Two. While we do not currently expect Pillar Two to have a material impact on our effective tax rate, our analysis is ongoing and incomplete, and it is possible that Pillar Two could have a material adverse effect on our tax liability.

Liquidity and Capital Resources

As of January 31, 2024, our principal sources of liquidity were cash, cash equivalents, and marketable securities totaling $7.8 billion, which were primarily held for working capital purposes. Our cash equivalents and marketable securities are composed of, in order from largest to smallest, corporate bonds, U.S. treasury securities, commercial paper, money market funds, and U.S. agency obligations. We have financed our operations primarily through customer payments, issuance of debt, and sales of our common stock.

We believe our existing cash, cash equivalents, marketable securities, cash provided by operating activities, unbilled amounts related to the remaining term of contracted noncancelable subscription agreements, which are not reflected on the Consolidated Balance Sheets, and, if necessary, our borrowing capacity under our 2022 Credit Agreement that provides for $1.0 billion of unsecured financing, are sufficient to meet our working capital, capital expenditure, and debt repayment needs over the next 12 months and beyond.

Our long-term future capital requirements depend on many factors, including the effects of macroeconomic trends, customer growth rates, subscription renewal activity, headcount growth, the timing and extent of development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced services offerings, the timing and costs associated with the construction or acquisition of additional facilities, and our investment and acquisition activities. As part of our strategy, we may choose to seek additional debt or equity financing.

Our cash flows for fiscal 2024, 2023, and 2022 were as follows (in millions):

| | Year Ended January 31, | | |
	2024	2023	2022
Net cash provided by (used in):			
Operating activities	$ 2,149	$ 1,657	$ 1,651
Investing activities	(1,751)	(2,506)	(1,607)
Financing activities	(268)	1,204	110
Effect of exchange rate changes	(1)	(1)	(1)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$ 129	$ 354	$ 153

Operating Activities

Cash provided by operating activities was $2.1 billion and $1.7 billion for fiscal 2024 and 2023, respectively. In fiscal 2024, the improvement in cash flow provided by operating activities was primarily due to an increase in sales and the related billings, strong cash collections, interest received from marketable debt securities, and a one-time intellectual property transfer tax payment made in fiscal 2023. The improvement was offset by higher cash operating expenses, including payouts under our new performance-based cash bonus program, an interest payment on our Senior Notes that did not occur in the prior fiscal year due to the timing of our debt offering, and payments related to the workforce realignment announced in fiscal 2023.

Investing Activities

Cash used in investing activities for fiscal 2024 was $1.8 billion, which primarily resulted from a cash outflow of $1.6 billion from the timing of purchases and maturities of marketable securities and total capital expenditures of $232 million for data center and office space projects, offset by proceeds of $144 million from sales of marketable securities.

Cash used in investing activities for fiscal 2023 was $2.5 billion, which primarily resulted from purchases of marketable securities, net of maturities, of $2.2 billion using the proceeds from the Senior Notes offering, total capital expenditures of $364 million for data center and office space projects, and purchases of $23 million for non-marketable equity and other investments. These payments were partially offset by proceeds of $116 million from sales of marketable and non-marketable securities.

We expect capital expenditures will be approximately $330 million in fiscal 2025. This includes investments in our customer data centers, office facilities, and corporate IT infrastructure to support our continued growth.

Financing Activities

For fiscal 2024, cash used by financing activities was $268 million, which was due to $423 million of repurchases of common stock under the 2022 Share Repurchase Program, offset by proceeds of $155 million from the issuance of common stock from employee equity plans.

For fiscal 2023, cash provided by financing activities was $1.2 billion, which was primarily due to proceeds of $3.0 billion from borrowings on the Senior Notes, net of debt discount of $22 million, and $152 million from the issuance of common stock from employee equity plans, offset by the principal payment of $1.15 billion in connection with the conversion of our 0.25% convertible senior notes ("2022 Notes"), repayment of $694 million for the term loan under the credit agreement entered into in April 2020 ("2020 Credit Agreement"), and $75 million of repurchases of common stock under the 2022 Share Repurchase Program.

Beginning in April 2024, we intend to fund withholding taxes due on employee equity awards by net share withholding, rather than our current approach of selling shares of our common stock on our employees' behalf to cover taxes upon vesting of such awards. We expect this net share withholding approach will increase our financing cash outflows and reduce the number of shares that will be issued in connection with the vesting of our employee equity awards.

Free Cash Flows

In evaluating our performance internally, we focus on long-term, sustainable growth in free cash flows. We define free cash flows, a non-GAAP financial measure, as net cash provided by (used in) operating activities minus total capital expenditures. See "Non-GAAP Financial Measures" below for further information.

Free cash flows improved to $1.9 billion for fiscal 2024, compared to $1.3 billion for fiscal 2023. The improvement was primarily due to increases in sales and the related billings, strong cash collections, interest received from marketable debt securities, a one-time intellectual property transfer tax payment made in fiscal 2023, and a reduction in capital expenditures for data center and office space projects. The improvement was offset by higher cash operating expenses, including payouts under our new performance-based cash bonus program, an interest payment on our Senior Notes that did not occur in the prior fiscal year due to the timing of our debt offering, and payments related to the workforce realignment announced in fiscal 2023.

Reconciliation of our GAAP net cash provided by (used in) operating activities to non-GAAP free cash flows is as follows (in millions):

	Year Ended January 31,		
	2024	2023	2022
Net cash provided by (used in) operating activities	$ 2,149	$ 1,657	$ 1,651
Less: Total capital expenditures [(1)]	(232)	(364)	(435)
Free cash flows	$ 1,917	$ 1,293	$ 1,216

(1) Total capital expenditures consists of Capital expenditures, excluding owned real estate projects of $228 million, $360 million, and $264 million for fiscal 2024, 2023, and 2022, respectively, and Owned real estate projects of $4 million, $4 million, and $171 million for fiscal 2024, 2023, and 2022, respectively.

Share Repurchase Programs

In November 2022, our Board of Directors authorized the 2022 Share Repurchase Program, under which we may repurchase up to $500 million of our outstanding shares of Class A common stock. The 2022 Share Repurchase Program has a term of 18 months, may be suspended or discontinued at any time, and does not obligate us to acquire any amount of Class A common stock. For further information, see Note 14, Stockholders' Equity, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

In February 2024, our Board of Directors authorized the 2024 Share Repurchase Program, under which we may repurchase up to an additional $500 million of our outstanding shares of Class A common stock. For further information, see Note 21, Subsequent Events, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

Contractual Obligations

Our contractual obligations primarily consist of borrowings under our Senior Notes, agreements for third-party hosted infrastructure platforms for business operations, leases for office space and co-location facilities for data center capacity, and other purchase obligations entered into in the ordinary course of business. The table below includes our material contractual obligations, excluding imputed interest, as of January 31, 2024 (in millions). For further information, see the associated Notes to Consolidated Financial Statements included in Part II, Item 8 of this report referenced in the table below.

| | Total | | Payments Due by Period | | | Reference |
			Short-term		Long-term	
Senior Notes [1]	$	3,679	$	110	$ 3,569	Note 11
Third-party hosted infrastructure platform obligations		1,857		180	1,677	Note 13
Operating leases		359		100	259	Note 12
Other purchase obligations		463		120	343	Note 13
	$	6,358	$	510	$ 5,848	

(1)   Consists of principal and interest payments on the Senior Notes.

Non-GAAP Financial Measures

Regulation S-K Item 10(e), "Use of non-GAAP financial measures in Commission filings," defines and prescribes the conditions for use of non-GAAP financial information. Our measures of non-GAAP operating income, non-GAAP operating margin, and free cash flows meet the definition of non-GAAP financial measures.

Non-GAAP Operating Income and Non-GAAP Operating Margin

We use the non-GAAP financial measures of non-GAAP operating income and non-GAAP operating margin to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, for short- and long-term operating plans, and to evaluate our financial performance. We believe that these non-GAAP financial measures reflect our ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in our business.

Our non-GAAP operating income and non-GAAP operating margin exclude the components listed below. For the reasons set forth below, we believe that excluding these components provides useful information to investors and others in understanding and evaluating our operating results and prospects in the same manner as management, in comparing financial results across accounting periods and to those of peer companies, and to better understand the long-term performance of our core business.

- *Share-based compensation expenses.* Although share-based compensation is an important aspect of the compensation of our employees and executives, we believe it is useful to exclude share-based compensation expenses to better understand the long-term performance of our core business and to facilitate comparison of our results to those of peer companies. Share-based compensation expenses are determined using a number of factors, including our stock price, volatility, and forfeiture rates, that are beyond our control and generally unrelated to operational decisions and performance in any particular period. Further, share-based compensation expenses are not reflective of the value ultimately received by the grant recipients.

- *Employer payroll tax-related items on employee stock transactions*. We exclude the employer payroll tax-related items on employee stock transactions in order to show the full effect that excluding share-based compensation expenses has on our operating results. Similar to share-based compensation expenses, this tax expense is dependent on our stock price and other factors that are beyond our control and do not correlate to the operation of the business.

- *Amortization of acquisition-related intangible assets*. For business combinations, we generally allocate a portion of the purchase price to intangible assets. The amount of the allocation is based on estimates and assumptions made by management and is subject to amortization. The amount of purchase price allocated to intangible assets and the term of its related amortization can vary significantly and are unique to each acquisition and thus we do not believe it is reflective of ongoing operations. Although we exclude the amortization of acquisition-related intangible assets from these non-GAAP financial measures, we believe that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation.

Free Cash Flows

We define free cash flows as net cash provided by (used in) operating activities minus total capital expenditures. We use free cash flows as a measure of financial progress in our business, as it balances operating results, cash management, and capital efficiency. We believe information regarding free cash flows provides investors and others with an enhanced view of cash flow generation from the ongoing operations of our business.

Limitations on the Use of Non-GAAP Financial Measures

A limitation of our non-GAAP financial measures of non-GAAP operating income, non-GAAP operating margin, and free cash flows is that they do not have uniform definitions. Our definitions will likely differ from the definitions used by other companies, including peer companies, and therefore comparability may be limited. Further, the non-GAAP financial measures of non-GAAP operating income, non-GAAP operating margin, and free cash flows have certain limitations as they do not reflect all items of expense or cash that affect our operations and are reflected in the corresponding GAAP financial measures. In the case of share-based compensation, if we did not pay out a portion of compensation in the form of share-based compensation, the cash salary expense included in operating expenses would be higher, which would affect our cash position.

We compensate for these limitations by reconciling the non-GAAP financial measures to the most comparable GAAP financial measures. These non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure, and to view our non-GAAP financial measures in conjunction with the most comparable GAAP financial measures.

See "Results of Operations—Operating Income (Loss) and Operating Margin" for reconciliations from the most directly comparable GAAP financial measures of GAAP operating income (loss) and GAAP operating margin, to the non-GAAP financial measures of non-GAAP operating income and non-GAAP operating margin, for fiscal 2024, 2023, and 2022.

See "Liquidity and Capital Resources—Free Cash Flows" for a reconciliation from the most comparable GAAP financial measure, net cash provided by (used in) operating activities, to the non-GAAP financial measure, free cash flows, for fiscal 2024, 2023, and 2022.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates, judgments, and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 2, Accounting Standards and Significant Accounting Policies, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report, the following accounting policies and specific estimates involve a greater degree of judgment and complexity. Accordingly, these are the policies and estimates we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and operating results.

Revenue Recognition

We derive our revenues from subscription services and professional services. Revenues are recognized when control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to receive in exchange for services rendered.

We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenues when, or as, we satisfy a performance obligation.

We believe the area we apply the most critical judgment when determining revenue recognition relates to the identification of distinct performance obligations.

Identification of Performance Obligations

A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. Our contracts with customers may include multiple promises to transfer services to a customer. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as a single performance obligation may require significant judgment that requires us to assess the nature of the promise and the value delivered to the customer.

Our primary performance obligations consist of subscription services and professional services. We satisfy these performance obligations over time as we transfer the promised services to our customers. Subscription services are made up of a daily requirement to deliver the service to the customer. Each day the delivery of the service provides value to the customer and each day represents a measure toward completion of the service. As such, subscription services meet the criteria to be a series of distinct services. In determining whether professional services are distinct, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription start date, and the contractual dependence of the service on the customer's satisfaction with the professional services work. To date, we have concluded that professional services included in contracts with multiple performance obligations are generally distinct as the professional services are not interrelated with subscription services nor do they result in significant customization of the subscription service. As such, we view professional services as a performance obligation to the customer.

At contract inception, we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We combine contracts entered into at or near the same time with the same customer if we determine that the contracts are negotiated as a package with a single commercial objective; the amount of consideration to be paid in one contract depends on the price or performance of the other contract; or the services promised in the contracts are a single performance obligation. For contracts that contain multiple performance obligations, we assess each promise separately and allocate the transaction price on a relative standalone selling price ("SSP") basis. We apply significant judgment in identifying and evaluating any terms and conditions in contracts which may impact revenue recognition.

Deferred Commissions

Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for new revenue contracts are capitalized and then amortized on a straight-line basis over a period of benefit that we have determined to be five years. We determined the period of benefit by taking into consideration our customer contracts, our technology, and other factors.

Periodically, we review whether events or changes in circumstances have occurred that could impact the period of benefit. Any future changes in circumstances around the terms of our initial and renewal contracts, customer attrition, underlying technology life, and certain other factors may materially change the period of benefit and therefore the amortization amounts recognized on the Consolidated Statements of Operations. There was no change to the period of benefit during the periods presented.

Income Taxes

We record a provision for (benefit from) income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the net amount that is more likely than not to be realized. Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for (benefit from) income taxes in the period in which such determination is made.

We recognize the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50% likely to be realized upon settlement with the taxing authority. Significant judgment is required to evaluate uncertain tax positions. Our evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law or guidance, correspondence with tax authorities during the course of audits, and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in material increases or decreases in our provision for (benefit from) income taxes in the period in which we make the change.

Business Combinations, Goodwill, and Acquisition-Related Intangible Assets

We allocate the purchase consideration of acquired companies to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, with the excess recorded to goodwill. The purchase price allocation process requires us to make significant estimates and assumptions related to the fair value of identifiable intangible assets, deferred tax asset valuation allowances, liabilities related to uncertain tax positions, and contingencies. Critical estimates used in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired customer contracts, expected life cycle and innovation timelines for acquired technologies, forecasted customer attrition rates and revenue growth, the fair value of pre-existing relationships, royalty rates for comparable market technologies, and discount rates. The amounts and estimated useful lives assigned to acquisition-related intangible assets impact the amount and timing of future amortization expense.

We test goodwill and acquisition-related intangible assets for impairment on an annual basis, or more frequently if a significant event or circumstance indicates impairment, by considering qualitative and quantitative factors. Significant qualitative inputs used in our impairment tests include, but are not limited to, consideration of general macroeconomic conditions, industry market conditions, Workday's overall financial performance, and growth or declines in Workday's share price. The primary quantitative input for our impairment test is Workday's market capitalization as of the date of the analysis. We also evaluate the estimated remaining useful lives of acquisition-related intangible assets for changes in circumstances that warrant a revision to the remaining periods of amortization at least annually, or more frequently if significant events or circumstances indicate a change in expected use.

Non-Marketable Equity Investments

Non-marketable equity investments include investments in privately held companies without readily determinable fair values in which we do not own a controlling interest or exercise significant influence. We adjust the carrying values of non-marketable equity investments based on both observable and unobservable inputs or data in an inactive market. Valuations of non-marketable equity investments are inherently complex due to the lack of readily available market data, and require our judgment due to the absence of market prices and an inherent lack of liquidity. In addition, the rights and preferences related to the particular non-marketable equity investments, as compared to the rights and preferences of other securities within the company's capital structure, may impact the magnitude of change in the fair value of our investment as compared to the change in total enterprise value of the company.

We assess our non-marketable equity investments quarterly for impairment. Our impairment analysis encompasses a qualitative and quantitative analysis of key factors including the investee's financial metrics, such as growth or decline in revenues and operating expenses, market acceptance of the investee's product or technology, other competitive products or technology in the market, general market conditions, and the rate at which the investee is using its cash. These factors require significant judgment. If impairment indicators are identified, we will assess the severity and duration of the impairment.

Change in Accounting Estimate

See Note 1, Overview and Basis of Presentation, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report for additional information on our change in estimated useful lives of our data center equipment in fiscal 2024.

Recent Accounting Pronouncements

See Note 2, Accounting Standards and Significant Accounting Policies, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report for a full description of recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Recent macroeconomic events have resulted in negative impacts on global economies and financial markets, which may increase our foreign currency exchange risk and interest rate risk. For further discussion of the potential impacts of these events on our business, financial condition, and operating results, see "Risk Factors" included in Part I, Item 1A of this report.

Foreign Currency Exchange Risk

We transact business globally in multiple currencies. As a result, our operating results and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. As of January 31, 2024, our most significant currency exposures were the euro, British pound, Canadian dollar, and Australian dollar.

Due to our exposure to market risks that may result from changes in foreign currency exchange rates, we enter into foreign currency derivative hedging transactions to mitigate these risks. For further information, see Note 10, Derivative Instruments, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

Interest Rate Risk on our Investments

We had cash, cash equivalents, and marketable securities totaling $7.8 billion and $6.1 billion as of January 31, 2024, and 2023, respectively. Cash equivalents and marketable securities were invested primarily in U.S. treasury securities, U.S. agency obligations, corporate bonds, commercial paper, money market funds, and marketable equity investments. The cash, cash equivalents, and marketable securities are held primarily for working capital purposes. Our investment portfolios are managed to preserve capital and meet liquidity needs. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of debt securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fluctuate due to changes in interest rates or we may suffer losses in principal if we sell securities that decline in market value due to changes in interest rates. Further, since our debt securities are classified as "available-for-sale," if the fair value of the security declines below its amortized cost basis, then any portion of that decline attributable to credit losses, to the extent expected to be nonrecoverable before the sale of the impaired security, is recognized on the Consolidated Statements of Operations.

An immediate increase or decrease of 100 basis points in interest rates would have resulted in an approximately $57 million market value reduction or increase in our investment portfolio as of January 31, 2024. An immediate increase or decrease of 100 basis points in interest rates would have resulted in an approximately $29 million market value reduction or increase in our investment portfolio as of January 31, 2023. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur.

Interest Rate Risk on our Debt

The Senior Notes have fixed annual interest rates, and therefore we do not have economic interest rate exposure on these debt obligations. However, the fair values of the Senior Notes are exposed to interest rate risk. Generally, the fair values of the Senior Notes will increase as interest rates fall and decrease as interest rates rise.

Borrowings under our 2022 Credit Agreement will bear interest, at our option, at a base rate plus a margin of 0.000% to 0.500% or a secured overnight financing rate ("SOFR") plus 10 basis points, plus a margin of 0.750% to 1.500%, with such margin being determined based on our consolidated leverage ratio or debt rating. Because the interest rates applicable to borrowings under the 2022 Credit Agreement are variable, we are exposed to market risk from changes in the underlying index rates, which affect our cost of borrowing.

For further information, see Note 11, Debt, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

WORKDAY, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Workday, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Workday, Inc. (the Company) as of January 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended January 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 8, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Revenue Recognition

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company recognizes revenue primarily from subscription services and professional services contracts. Some of the Company's contracts contain multiple performance obligations. For these contracts, the Company assesses the performance obligations and accounts for those obligations separately if they are distinct. In such cases, the transaction price is allocated to the distinct performance obligations on a relative standalone selling price basis.

Auditing the Company's determination of distinct performance obligations was challenging. For example, there were nonstandard terms and conditions that required judgment to determine whether the distinct performance obligations were identified and accounted for appropriately.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process to identify distinct performance obligations.

Among other audit procedures, we selected a sample of contracts and evaluated whether management appropriately identified and considered the terms and conditions and the appropriate revenue recognition. As part of our procedures, we evaluated the assessment of distinct performance obligations.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2008.

San Francisco, California
March 8, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Workday, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Workday, Inc.'s internal control over financial reporting as of January 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Workday, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended January 31, 2024, and the related notes and our report dated March 8, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Francisco, California
March 8, 2024

CONSOLIDATED BALANCE SHEETS

(in millions, except number of shares which are reflected in thousands and per share data)

		As of January 31,		
		2024		**2023**
Assets				
Current assets:				
Cash and cash equivalents	$	2,012	$	1,886
Marketable securities		5,801		4,235
Trade and other receivables, net of allowance for credit losses of $11 and $9, respectively		1,639		1,570
Deferred costs		232		191
Prepaid expenses and other current assets		255		226
Total current assets		9,939		8,108
Property and equipment, net		1,234		1,201
Operating lease right-of-use assets		289		249
Deferred costs, noncurrent		509		421
Acquisition-related intangible assets, net		233		306
Deferred tax assets		1,065		13
Goodwill		2,846		2,840
Other assets		337		348
Total assets	$	16,452	$	13,486
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	78	$	154
Accrued expenses and other current liabilities		287		260
Accrued compensation		544		564
Unearned revenue		4,057		3,559
Operating lease liabilities		89		91
Total current liabilities		5,055		4,628
Debt, noncurrent		2,980		2,976
Unearned revenue, noncurrent		70		75
Operating lease liabilities, noncurrent		227		182
Other liabilities		38		40
Total liabilities		8,370		7,901
Commitments and contingencies (Note 13)				
Stockholders' equity:				
Preferred stock, $0.001 par value; 10,000 shares authorized; no shares issued or outstanding		—		—
Class A common stock, $0.001 par value; 750,000 shares authorized; 213,676 and 204,507 shares issued; 210,674 and 203,354 shares outstanding, respectively		—		—
Class B common stock, $0.001 par value; 240,000 shares authorized; 53,188 and 54,637 shares issued and outstanding, respectively		—		—
Additional paid-in capital		10,400		8,829
Treasury stock, at cost; 3,002 and 1,153 shares held, respectively		(608)		(185)
Accumulated other comprehensive income (loss)		21		53
Accumulated deficit		(1,731)		(3,112)
Total stockholders' equity		8,082		5,585
Total liabilities and stockholders' equity	$	16,452	$	13,486

See Notes to Consolidated Financial Statements

WORKDAY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except number of shares which are reflected in thousands and per share data)

	Year Ended January 31,		
	2024	**2023**	**2022**
Revenues:			
Subscription services	$ 6,603	$ 5,567	$ 4,546
Professional services	656	649	593
Total revenues	7,259	6,216	5,139
Costs and expenses [1]:			
Costs of subscription services	1,031	1,011	796
Costs of professional services	740	704	632
Product development	2,464	2,271	1,879
Sales and marketing	2,139	1,848	1,462
General and administrative	702	604	486
Total costs and expenses	7,076	6,438	5,255
Operating income (loss)	183	(222)	(116)
Other income (expense), net	173	(38)	132
Income (loss) before provision for (benefit from) income taxes	356	(260)	16
Provision for (benefit from) income taxes	(1,025)	107	(13)
Net income (loss)	$ 1,381	$ (367)	$ 29
Net income (loss) per share, basic	$ 5.28	$ (1.44)	$ 0.12
Net income (loss) per share, diluted	$ 5.21	$ (1.44)	$ 0.12
Weighted-average shares used to compute net income (loss) per share, basic	261,344	254,819	247,249
Weighted-average shares used to compute net income (loss) per share, diluted	265,285	254,819	254,032

(1)   Costs and expenses include share-based compensation expenses as follows:

	Year Ended January 31,		
	2024	**2023**	**2022**
Costs of subscription services	$ 120	$ 106	$ 86
Costs of professional services	116	111	113
Product development	653	619	543
Sales and marketing	282	249	216
General and administrative	245	210	154
Total share-based compensation expenses	$ 1,416	$ 1,295	$ 1,112

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions)

	Year Ended January 31,		
	2024	**2023**	**2022**
Net income (loss)	$ 1,381	$ (367)	$ 29
Other comprehensive income (loss), net of tax:			
Net change in foreign currency translation adjustment	(1)	(2)	(3)
Net change in unrealized gains (losses) on available-for-sale debt securities, net of tax provision of $5, $0, $0, respectively	18	(11)	(6)
Net change in unrealized gains (losses) on cash flow hedges, net of tax provision of $2, $0, and $0, respectively	(49)	58	72
Other comprehensive income (loss), net of tax	(32)	45	63
Comprehensive income (loss)	$ 1,349	$ (322)	$ 92

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in millions, except number of shares which are reflected in thousands)

	Year Ended January 31,		
	2024	**2023**	**2022**
Additional paid-in capital:			
Balance, beginning of period	$ 8,829	$ 7,284	$ 6,255
Issuance of common stock under employee equity plans, net of shares withheld for employee taxes	155	152	148
Share-based compensation	1,416	1,295	1,101
Exercise of convertible senior notes hedges	—	98	—
Cumulative effect of accounting changes	—	—	(220)
Balance, end of period	10,400	8,829	7,284
Treasury stock:			
Balance, beginning of period	(185)	(12)	(12)
Exercise of convertible senior notes hedges	—	(98)	—
Common stock repurchases under share repurchase program	(423)	(75)	—
Balance, end of period	(608)	(185)	(12)
Accumulated other comprehensive income (loss):			
Balance, beginning of period	53	8	(55)
Other comprehensive income (loss)	(32)	45	63
Balance, end of period	21	53	8
Accumulated deficit:			
Balance, beginning of period	(3,112)	(2,745)	(2,910)
Net income (loss)	1,381	(367)	29
Cumulative effect of accounting changes	—	—	136
Balance, end of period	(1,731)	(3,112)	(2,745)
Total stockholders' equity	$ 8,082	$ 5,585	$ 4,535

	Year Ended January 31,		
	2024	**2023**	**2022**
Common stock shares:			
Balance, beginning of period	257,991	251,209	242,667
Issuance of common stock under employee equity plans, net of shares withheld for employee taxes	7,720	7,156	8,417
Purchase of treasury stock from the exercise of convertible senior notes hedges	—	(635)	—
Settlement of convertible senior notes	—	635	—
Common stock repurchased	(1,849)	(450)	—
Other	—	76	125
Balance, end of period	263,862	257,991	251,209

See Notes to Consolidated Financial Statements

WORKDAY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended January 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net income (loss)	$ 1,381	$ (367)	$ 29
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	282	364	344
Share-based compensation expenses	1,416	1,295	1,101
Amortization of deferred costs	213	175	139
Non-cash lease expense	96	92	86
(Gains) losses on investments	19	31	(146)
Accretion of discounts on marketable debt securities, net	(149)	(42)	3
Deferred income taxes	(1,058)	4	(22)
Other	(17)	57	9
Changes in operating assets and liabilities, net of business combinations:			
Trade and other receivables, net	(87)	(319)	(208)
Deferred costs	(342)	(293)	(238)
Prepaid expenses and other assets	69	(14)	(35)
Accounts payable	(72)	86	9
Accrued expenses and other liabilities	(95)	136	51
Unearned revenue	493	452	529
Net cash provided by (used in) operating activities	2,149	1,657	1,651
Cash flows from investing activities:			
Purchases of marketable securities	(6,150)	(7,183)	(2,859)
Maturities of marketable securities	4,519	4,949	2,804
Sales of marketable securities	144	104	199
Owned real estate projects	(4)	(4)	(171)
Capital expenditures, excluding owned real estate projects	(228)	(360)	(264)
Business combinations, net of cash acquired	(8)	—	(1,190)
Purchase of other intangible assets	(10)	(1)	(8)
Purchases of non-marketable equity and other investments	(16)	(23)	(123)
Sales and maturities of non-marketable equity and other investments	2	12	5
Net cash provided by (used in) investing activities	(1,751)	(2,506)	(1,607)
Cash flows from financing activities:			
Proceeds from issuance of debt, net of debt discount	—	2,978	—
Repayments and extinguishment of debt	—	(1,844)	(38)
Payments for debt issuance costs	—	(7)	—
Repurchases of common stock	(423)	(75)	—
Proceeds from issuance of common stock from employee equity plans, net of taxes paid for shares withheld	155	152	148
Net cash provided by (used in) financing activities	(268)	1,204	110
Effect of exchange rate changes	(1)	(1)	(1)
Net increase (decrease) in cash, cash equivalents, and restricted cash	129	354	153
Cash, cash equivalents, and restricted cash at the beginning of period	1,895	1,541	1,388
Cash, cash equivalents, and restricted cash at the end of period	$ 2,024	$ 1,895	$ 1,541

See Notes to Consolidated Financial Statements

	Year Ended January 31,		
	2024	**2023**	**2022**
Supplemental cash flow data			
Cash paid for interest	$ 110	$ 60	$ 13
Cash paid for income taxes, net of refunds	39	89	13
Non-cash investing and financing activities:			
Purchases of property and equipment, accrued but not paid	52	51	47

	As of January 31,		
	2024	**2023**	**2022**
Reconciliation of cash, cash equivalents, and restricted cash as shown in the Consolidated Statements of Cash Flows			
Cash and cash equivalents	$ 2,012	$ 1,886	$ 1,534
Restricted cash included in Prepaid expenses and other current assets	12	9	7
Total cash, cash equivalents, and restricted cash	$ 2,024	$ 1,895	$ 1,541

See Notes to Consolidated Financial Statements

Workday, Inc.

Notes to Consolidated Financial Statements

Note 1. Overview and Basis of Presentation

Description of the Business

Workday delivers applications for financial management, spend management, human capital management, planning, and analytics. With Workday, our customers have a unified system that can help them plan, execute, analyze, and extend to other applications and environments, thereby helping them continuously adapt how they manage their business and operations.

Fiscal Year

Our fiscal year ends on January 31. References to fiscal 2024, for example, refer to the fiscal year ended January 31, 2024.

Basis of Presentation

These consolidated financial statements have been prepared in accordance with GAAP and include the results of Workday, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Certain prior period amounts reported in our consolidated financial statements and notes thereto have been reclassified to conform to current period presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires us to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates, judgments, and assumptions include, but are not limited to, the identification of distinct performance obligations for revenue recognition, the determination of the period of benefit for deferred commissions, the realizability of deferred tax assets, the measurement of uncertain tax positions, the fair value and useful lives of assets acquired and liabilities assumed through business combinations, and the valuation of non-marketable equity investments. Actual results could differ from those estimates, judgments, and assumptions, and such differences could be material to our consolidated financial statements.

In February 2023, we completed an assessment of the useful lives of our data center equipment, including servers, network equipment, and integrated complete server and network racks. Due to advances in technology, as well as investments in software that increased efficiencies in how we operate our data center equipment, we determined we should increase the estimated useful lives of data center equipment from 3 years to 5 years. This change in accounting estimate was effective beginning fiscal 2024. Based on the carrying amount of data center equipment that was in-service as of January 31, 2023, this change decreased depreciation expense by $93 million for fiscal 2024.

Segment Information

We operate in one operating segment, cloud applications. Operating segments are defined as components of an enterprise where separate financial information is evaluated regularly by a chief operating decision maker ("CODM") in deciding how to allocate resources and assessing performance. Our CODM allocates resources and assesses performance based upon discrete financial information at the consolidated level. For fiscal 2024, our co-chief executive officers together served as CODM for purposes of segment reporting.

Effective February 1, 2024, Mr. Bhusri stepped down from his role as Co-CEO and assumed the role of Executive Chair, and Mr. Eschenbach became the sole CEO. In conjunction with the transition, Mr. Bhusri no longer serves as CODM for purposes of segment reporting effective February 1, 2024. Despite the change in the CODM, we determined that no change to segment reporting is necessary as there is no change in the components for which separate financial information are regularly evaluated.

Note 2. Accounting Standards and Significant Accounting Policies

Summary of Significant Accounting Policies

Revenue Recognition

We derive our revenues from subscription services and professional services. Revenues are recognized when control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to receive in exchange for services rendered. Revenues are recognized net of any taxes collected from customers which are subsequently remitted to governmental authorities.

We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenues when, or as, we satisfy a performance obligation.

Subscription Services Revenues

Subscription services revenues primarily consist of fees that provide customers access to one or more of our cloud applications for financial management, spend management, human capital management, planning, and analytics, with routine customer support. Revenues are generally recognized on a ratable basis over the contract term beginning on the date that our service is made available to the customer. Our subscription contracts are generally three years or longer in length and are generally noncancelable.

Professional Services Revenues

Professional services revenues primarily consist of consulting fees for deployment and optimization services, as well as training. Our consulting contracts are billed on a time and materials basis or a fixed price basis. For contracts billed on a time and materials basis, revenues are recognized over time as the professional services are performed. For contracts billed on a fixed price basis, revenues are recognized over time based on the proportion of the professional services performed.

Contracts with Multiple Performance Obligations

Some of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. We determine the standalone selling prices based on our overall pricing objectives, taking into consideration market conditions and other factors, including the value of our contracts, the cloud applications sold, customer demographics, geographic locations, and the number and types of users within our contracts.

We use a range of amounts to estimate SSP for both subscription and professional services sold together in a contract to determine whether there is a discount to be allocated based on the relative SSP of the performance obligations. We use historical sales transaction data, among other factors, to determine the SSP for each distinct performance obligation. Our SSP ranges are reassessed on a periodic basis or when facts and circumstances change. Changes in SSP for our services can evolve over time due to changes in our pricing practices that are influenced by market competition, changes in demand for our services, and other economic factors. As our go-to-market strategies evolve, we may modify our pricing practices in the future, which could result in changes to SSP and may therefore impact revenue recognized in our consolidated financial statements.

Contract Balances

We generally invoice our customers annually in advance for our subscription services and in arrears for our professional services. Payment terms and conditions vary by contract type and by customer, and payment is generally required within 30 days from date of invoicing. The timing of revenue recognition may differ from the timing of invoicing customers, and these timing differences result in trade receivables, contract assets, or contract liabilities (unearned revenue) on our Consolidated Balance Sheets.

Trade Receivables and Contract Assets

We record a trade receivable when an unconditional right to consideration exists, such that only the passage of time is required before payment of consideration is due. A contract asset is recognized when a conditional right to consideration exists and transfer of control has occurred. The current and noncurrent portions of contract assets are included in Trade and other receivables and Other assets, respectively, on the Consolidated Balance Sheets.

We maintain an allowance for credit losses for expected uncollectible trade receivables and contract assets, which is recorded as an offset to trade receivables or contract assets. We assess our allowance for credit losses by taking into consideration forecasts of future economic conditions, information about past events, such as our historical trend of write-offs, and customer-specific circumstances, such as bankruptcies and disputes. The allowance for credit losses is recorded in General and administrative expenses on the Consolidated Statements of Operations.

Unearned Revenue

Contract liabilities consist of unearned revenue, which is recorded when we invoice in advance of revenues being recognized from our contracts. Unearned revenue that is anticipated to be recognized during the succeeding twelve-month period is recorded as current unearned revenue and the remaining portion is recorded as noncurrent.

Fair Value Measurement

We measure our cash equivalents, marketable securities, and foreign currency derivative contracts at fair value at each reporting period using a fair value hierarchy that requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, we measure our non-marketable equity investments for which there has been an impairment or an observable price change from an orderly transaction for identical or similar investments of the same issuer at fair value. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs that are supported by little or no market activity.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at the time of purchase. Our cash equivalents primarily consist of investments in U.S. treasury securities, U.S. agency obligations, corporate bonds, commercial paper, and money market funds.

Debt Securities

Debt securities primarily consist of investments in U.S. treasury securities, U.S. agency obligations, corporate bonds, and commercial paper. We classify our debt securities as available-for-sale at the time of purchase and reevaluate such classification as of each balance sheet date. We consider all debt securities as funds available for use in current operations, including those with maturity dates beyond one year, and therefore classify these securities as current assets on the Consolidated Balance Sheets. Debt securities included in Marketable securities on the Consolidated Balance Sheets consist of securities with original maturities at the time of purchase greater than three months, and the remaining securities are included in Cash and cash equivalents. Realized gains or losses from the sales of debt securities are based on the specific identification method.

When the fair value of a debt security is below its amortized cost, the amortized cost should be written down to its fair value if (i) it is more likely than not that management will be required to sell the impaired security before recovery of its amortized basis or (ii) management has the intention to sell the security. If neither of these conditions are met, we must determine whether the impairment is due to credit losses. To determine the amount of credit losses, we compare the present value of the expected cash flows of the security, derived by taking into account the issuer's credit ratings and remaining payment terms, with its amortized cost basis. The amount of impairment recognized is limited to the excess of the amortized cost over the fair value of the security. An allowance for credit losses for the excess of amortized cost over the expected cash flows is recorded in Other income (expense), net on the Consolidated Statements of Operations. Non-credit related losses are recorded in Accumulated other comprehensive income (loss) ("AOCI").

If quoted prices for identical instruments are available in an active market, debt securities are classified within Level 1 of the fair value hierarchy. If quoted prices for identical instruments in active markets are not available, fair values are estimated using quoted prices of similar instruments and are classified within Level 2 of the fair value hierarchy. To date, all of our debt securities can be valued using one of these two methodologies.

Equity Investments

We determine at the inception of each arrangement whether an investment or other interest is considered a variable interest entity ("VIE"). If the investment or other interest is determined to be a VIE, we must evaluate whether we are considered the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria: (1) has the power to direct the activities that most significantly impact the VIE's economic performance; and (2) has the obligation to absorb losses or the right to receive benefits from the VIE. For investments in VIEs in which we are considered the primary beneficiary, the assets, liabilities, and results of operations of the VIE are included in our consolidated financial statements. As of January 31, 2024, and 2023, there were no VIEs for which we were the primary beneficiary.

Non-Marketable Equity Investments Measured Using the Measurement Alternative

Non-marketable equity investments measured using the measurement alternative include investments in privately held companies without readily determinable fair values in which we do not own a controlling interest or exercise significant influence. These investments are recorded at cost and are adjusted for observable transactions for same or similar securities of the same issuer or impairment events. These investments are included in Other assets on the Consolidated Balance Sheets. Additionally, we assess our non-marketable equity investments quarterly for impairment. Adjustments and impairments are recorded in Other income (expense), net on the Consolidated Statements of Operations.

Marketable Equity Investments

We may hold marketable equity investments with readily determinable fair values over which we do not own a controlling interest or exercise significant influence. Marketable equity investments are included in Marketable securities on the Consolidated Balance Sheets. They are measured using quoted prices in active markets with changes recorded in Other income (expense), net on the Consolidated Statements of Operations. As of January 31, 2024, we had no marketable equity investments.

Deferred Commissions

Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for new revenue contracts are capitalized and then amortized on a straight-line basis over a period of benefit that we have determined to be five years. We determined the period of benefit by taking into consideration our customer contracts, our technology, and other factors. Amortization expense is included in Sales and marketing expenses on the Consolidated Statements of Operations.

Derivative Financial Instruments and Hedging Activities

We use derivative financial instruments to manage foreign currency exchange risk. Derivative instruments are measured at fair value and recorded as either an asset or liability on the Consolidated Balance Sheets. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. For derivative instruments designated as cash flow hedges ("cash flow hedges"), which we use to hedge a portion of our forecasted foreign currency revenue and expense transactions, the gains or losses are recorded in AOCI on the Consolidated Balance Sheets and subsequently reclassified to the same line item as the hedged transaction on the Consolidated Statements of Operations in the same period that the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments ("non-designated hedges"), which we use to hedge a portion of our net outstanding monetary assets and liabilities, the gains or losses are recorded in Other income (expense), net on the Consolidated Statements of Operations in the period incurred. Cash flows from the settlement of forward contracts designated as cash flow hedges and non-designated hedges are classified as operating activities on the Consolidated Statements of Cash Flows.

Our foreign currency contracts are classified within Level 2 of the fair value hierarchy because the valuation inputs are based on quoted prices and market observable data of similar instruments in active markets, such as currency spot and forward rates.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, except for land which is stated at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as shown in the table below. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

Computers, equipment, and software	2 - 10 years
Buildings	10 - 60 years
Leasehold improvements	shorter of the related lease term or ten years
Furniture, fixtures, and transportation equipment	5 - 12 years
Land improvements	15 years

Business Combinations

We allocate the purchase consideration of acquired companies to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, with the excess recorded to goodwill. Our estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, including uncertain tax positions and tax-related valuation allowances, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Consolidated Statements of Operations.

In the event that we acquire a company in which we previously held an equity interest, the difference between the fair value of the shares as of the date of the acquisition and the carrying value of the equity investment is recorded as a non-cash gain or loss and recorded within Other income (expense), net on the Consolidated Statements of Operations.

Goodwill and Acquisition-Related Intangible Assets

Acquisition-related intangible assets with finite lives are amortized over their estimated useful lives. Goodwill amounts are not amortized. Acquisition-related intangible assets and goodwill are tested for impairment at least annually, and more frequently upon the occurrence of certain events.

Leases

We have entered into operating lease agreements for our office space, data centers, and other property and equipment. Operating lease right-of-use assets and operating lease liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term. Right-of-use assets also include adjustments related to prepaid or deferred lease payments and lease incentives. As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate to determine the present value of lease payments.

We have elected to combine lease and non-lease components for each of our existing underlying asset classes and to not include leases with a term of 12 months or less on our Consolidated Balance Sheets. We recognize variable lease costs, including common area maintenance, utilities, real estate taxes, insurance, and other operating costs that are passed on from the lessor, in the Consolidated Statements of Operations in the period incurred. Options to extend or terminate a lease are included in the lease term when it is reasonably certain that we will exercise such options.

Treasury Stock

Treasury stock is accounted for using the cost method and recorded as a reduction to Stockholders' equity on the Consolidated Balance Sheets. Incremental direct costs to purchase treasury stock are included in the cost of the shares acquired.

To determine the cost of treasury stock that is either sold or re-issued, we use the first in, first out method. When treasury stock is re-issued at a price higher than its cost, the increase is recorded in Additional paid-in capital on the Consolidated Balance Sheets. When treasury stock is re-issued at a price lower than its cost, the decrease is recorded in Additional paid-in capital to the extent that there are previously recorded increases to offset the decrease. Any decreases in excess of that amount are recorded in Accumulated deficit on the Consolidated Balance Sheets.

Advertising Expenses

Advertising is expensed as incurred. Advertising expense was $194 million, $172 million, and $131 million for fiscal 2024, 2023, and 2022, respectively.

Share-Based Compensation

We measure and recognize compensation expense for share-based awards issued to employees and non-employees, primarily including RSUs and purchases under the Amended and Restated 2012 Employee Stock Purchase Plan ("ESPP"), on the Consolidated Statements of Operations.

For RSUs, fair value is based on the closing price of our common stock on the grant date. Compensation expense, net of estimated forfeitures, is recognized on a straight-line basis over the requisite service period. The requisite service period of the awards is generally the same as the vesting period.

For shares issued under the ESPP, fair value is estimated using the Black-Scholes option-pricing model. Compensation expense is recognized on a straight-line basis over the offering period. We determine the assumptions for the option-pricing model as follows:

- *Risk-Free Interest Rate.* The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date closest to the grant date for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the ESPP purchase rights.
- *Expected Term.* The expected term represents the period that our ESPP is expected to be outstanding. The expected term for the ESPP approximates the offering period.
- *Volatility.* The volatility is based on a blend of historical volatility and implied volatility of our common stock. Implied volatility is based on market traded options of our common stock.
- *Dividend Yield.* The dividend yield is assumed to be zero as we have not paid and do not expect to pay dividends.

Income Taxes

We record a provision for (benefit from) income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the net amount that is more likely than not to be realized. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for (benefit from) income taxes in the period in which such determination is made.

We recognize the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50% likely to be realized upon settlement with the taxing authority. To the extent the assessment of such tax position changes, such difference will affect the provision for (benefit from) income taxes in the period in which we make the determination. We recognize interest accrued and penalties related to unrecognized tax benefits in the provision for (benefit from) income taxes.

Warranties and Indemnification

Our cloud applications are generally warranted to perform materially in accordance with our online documentation under normal use and circumstances. Additionally, our contracts generally include provisions for indemnifying customers against liabilities if use of our cloud applications infringe a third party's intellectual property rights. We may also incur liabilities if we breach the security, privacy, and/or confidentiality obligations in our contracts. To date, we have not incurred any material costs, and we have not accrued any liabilities in the accompanying consolidated financial statements, as a result of these obligations.

In our standard agreements with customers, we commit to defined levels of service availability and performance and, under certain circumstances, permit customers to receive credits in the event that we fail to meet those levels. In the event our failure to meet those levels triggers a termination right for a customer, we permit a terminating customer to receive a refund of prepaid amounts related to unused subscription services. To date, we have not experienced any significant failures to meet defined levels of availability and performance and, as a result, we have not accrued any liabilities related to these agreements on the consolidated financial statements.

Foreign Currency Exchange

The functional currency for certain of our foreign subsidiaries is the U.S. dollar, while others use local currencies. We translate the foreign functional currency financial statements to U.S. dollars for those entities that do not have the U.S. dollar as their functional currency using the exchange rates at the balance sheet date for assets and liabilities, the period average exchange rates for revenues and expenses, and the historical exchange rates for equity transactions. The effects of foreign currency translation adjustments are recorded in AOCI on the Consolidated Balance Sheets. Foreign currency transaction gains and losses are included in Other income (expense), net on the Consolidated Statements of Operations.

Concentrations of Risk and Significant Customers

Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, debt securities, derivative instruments, and trade and other receivables. Our deposits exceed federally insured limits.

No customer individually accounted for more than 10% of trade and other receivables, net as of January 31, 2024, or 2023. No customer individually accounted for more than 10% of total revenues during fiscal 2024, 2023, or 2022.

Other than the United States, no country individually accounted for more than 10% of total revenues during fiscal 2024, 2023, or 2022.

In order to reduce the risk of disruption of our cloud applications, we have established data centers in various geographic regions. We serve our customers and users from data center facilities operated by third parties, located in North America and Europe. We have internal procedures to restore services in the event of disruption at one of our data center facilities. Even with these procedures for disaster recovery in place, our cloud applications could be significantly interrupted during the implementation of the procedures to restore services.

In addition, we rely upon third-party hosted infrastructure partners globally, including AWS, Google LLC, and Microsoft Corporation, to serve customers and operate certain aspects of our services. Given this, any disruption of or interference at our hosted infrastructure partners may impact our operations and our business could be adversely impacted.

Recently Issued Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires disclosure of incremental segment information on an annual and interim basis. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. We are currently evaluating the impacts of the new standard.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Disclosures,* which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. This ASU is effective for fiscal years beginning after December 15, 2024, and allows for adoption on a prospective basis, with a retrospective option. We are currently evaluating the impacts of the new standard.

Note 3. Investments

Debt Securities

As of January 31, 2024, debt securities consisted of the following (in millions):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Aggregate Fair Value
U.S. treasury securities	$ 2,072	$ 4	$ (2)	$ 2,074
U.S. agency obligations	753	2	(1)	754
Corporate bonds	2,496	9	(5)	2,500
Commercial paper	1,232	—	—	1,232
Total debt securities	$ 6,553	$ 15	$ (8)	$ 6,560
Included in Cash and cash equivalents	$ 759	$ —	$ —	$ 759
Included in Marketable securities	$ 5,794	$ 15	$ (8)	$ 5,801

As of January 31, 2023, debt securities consisted of the following (in millions):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Aggregate Fair Value
U.S. treasury securities	$ 2,456	$ —	$ (7)	$ 2,449
U.S. agency obligations	325	—	(3)	322
Corporate bonds	967	1	(7)	961
Commercial paper	1,017	—	—	1,017
Total debt securities	$ 4,765	$ 1	$ (17)	$ 4,749
Included in Cash and cash equivalents	$ 595	$ —	$ —	$ 595
Included in Marketable securities	$ 4,170	$ 1	$ (17)	$ 4,154

The contractual maturities of debt securities were as follows (in millions):

	January 31, 2024
Due within 1 year	$ 3,749
Due 1 year through 5 years	2,811
Total debt securities	$ 6,560

As of January 31, 2024, and 2023, the fair value of debt securities in an unrealized loss position was $2.4 billion and $3.1 billion, respectively, the majority of which had been in a continuous unrealized loss position for less than 12 months. We do not intend to sell these debt securities and it is not more likely than not that we will be required to sell the debt securities before recovery of their amortized cost bases, which may be at maturity. We did not recognize any credit or non-credit related losses related to our debt securities during fiscal 2024, 2023, or 2022.

We sold $59 million, $98 million, and $162 million of debt securities during fiscal 2024, 2023, and 2022, respectively. The realized gains and losses from the sales were immaterial.

Equity Investments

Equity investments consisted of the following (in millions):

	Consolidated Balance Sheets Location	As of January 31,	
		2024	2023
Money market funds	Cash and cash equivalents	$ 1,017	$ 902
Non-marketable equity investments measured using the measurement alternative	Other assets	248	262
Marketable equity investments	Marketable securities	—	81
Total equity investments		$ 1,265	$ 1,245

Total realized and unrealized gains and losses associated with our equity investments consisted of the following (in millions):

	Year Ended January 31,		
	2024	2023	2022
Net realized gains (losses) recognized on equity investments sold [1]	$ 6	$ (1)	$ 22
Net unrealized gains (losses) recognized on equity investments held as of the end of the period	(30)	(26)	122
Total net gains (losses) recognized in Other income (expense), net	$ (24)	$ (27)	$ 144

(1)   Reflects the difference between the sale proceeds and the carrying value of the equity investments at the beginning of the fiscal year.

Non-Marketable Equity Investments Measured Using the Measurement Alternative

The carrying values for our non-marketable equity investments are summarized below (in millions):

	As of January 31,	
	2024	2023
Total initial cost	$ 213	$ 207
Cumulative net unrealized gains (losses)	35	55
Carrying value	$ 248	$ 262

In fiscal 2024, we recorded impairment losses of $30 million. In fiscal 2023, we recorded upward adjustments to the carrying value of non-marketable equity investments of $8 million and impairment losses of $16 million. In fiscal 2022, we recorded upward adjustments to the carrying value of non-marketable equity investments of $58 million and a non-cash gain of $12 million related to our acquisition of Zimit.

Marketable Equity Investments

The carrying values for our marketable equity investments are summarized below (in millions):

| | As of January 31, | |
	2024	2023
Total initial cost	$ —	$ 39
Cumulative net unrealized gains (losses)	—	42
Carrying value	$ —	$ 81

During fiscal 2024, we sold all of our marketable equity investments for proceeds of $87 million, with corresponding realized gains of $6 million. During fiscal 2023, we sold marketable equity investments for proceeds of $6 million, and the realized gains from the sales were not material. During fiscal 2022, we sold marketable equity investments for proceeds of $37 million, with corresponding realized gains of $7 million.

During fiscal 2023 and 2022, we recorded unrealized net losses of $18 million, and gains of $67 million, respectively, on marketable equity investments held as of the end of each period.

Note 4. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents information about our assets and liabilities that are measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy as of January 31, 2024 (in millions):

	Level 1	Level 2	Level 3	Total
U.S. treasury securities	$ 2,074	$ —	$ —	$ 2,074
U.S. agency obligations	—	754	—	754
Corporate bonds	—	2,500	—	2,500
Commercial paper	—	1,232	—	1,232
Money market funds	1,017	—	—	1,017
Foreign currency derivative assets	—	46	—	46
Total assets	$ 3,091	$ 4,532	$ —	$ 7,623
Foreign currency derivative liabilities	$ —	$ 27	$ —	$ 27
Total liabilities	$ —	$ 27	$ —	$ 27

The following table presents information about our assets and liabilities that are measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy as of January 31, 2023 (in millions):

	Level 1	Level 2	Level 3	Total
U.S. treasury securities	$ 2,449	$ —	$ —	$ 2,449
U.S. agency obligations	—	322	—	322
Corporate bonds	—	961	—	961
Commercial paper	—	1,017	—	1,017
Money market funds	902	—	—	902
Marketable equity investments	81	—	—	81
Foreign currency derivative assets	—	65	—	65
Total assets	$ 3,432	$ 2,365	$ —	$ 5,797
Foreign currency derivative liabilities	$ —	$ 34	$ —	$ 34
Total liabilities	$ —	$ 34	$ —	$ 34

Non-Marketable Equity Investments Measured at Fair Value on a Non-Recurring Basis

Non-marketable equity investments that have been remeasured due to an observable event or impairment are classified within Level 3 in the fair value hierarchy because we estimate the value based on valuation methods which may include a combination of the observable transaction price at the transaction date and other unobservable inputs including volatility, rights, and obligations of the investments we hold. For further information, see Note 3, Investments.

Fair Value Measurements of Other Financial Instruments

We carry our debt at face value less unamortized debt discount and issuance costs on our Consolidated Balance Sheets and present the fair value for disclosure purposes only. All of our debt obligations are categorized as Level 2 financial instruments. For further information on the fair values of our debt and the inputs used in the calculations, see Note 11, Debt.

Note 5. Deferred Costs

Deferred costs, which consist of deferred sales commissions, were $741 million and $612 million as of January 31, 2024, and 2023, respectively. Amortization expense for the deferred costs was $213 million, $175 million, and $139 million for fiscal 2024, 2023, and 2022, respectively. There was no impairment loss in relation to the costs capitalized for the periods presented.

Note 6. Property and Equipment, Net

Property and equipment, net consisted of the following (in millions):

	As of January 31,	
	2024	2023
Computers, equipment, and software	$ 1,387	$ 1,286
Buildings	726	720
Leasehold improvements	213	202
Furniture, fixtures, and transportation equipment	99	91
Land and land improvements	81	81
Property and equipment, gross	2,506	2,380
Less accumulated depreciation and amortization	(1,272)	(1,179)
Property and equipment, net	$ 1,234	$ 1,201

Depreciation expense totaled $203 million, $275 million, and $263 million for fiscal 2024, 2023, and 2022, respectively.

Related-Party Transactions

There were no material related party transactions related to our property and equipment in fiscal 2024 or 2023.

Aircraft Purchase

During fiscal 2022, we purchased an aircraft from an affiliate of our Co-Founder and CEO Emeritus, David Duffield, for approximately $24 million in cash. The aircraft was purchased primarily for the purpose of business travel by our Co-Founder and Executive Chair, Mr. Bhusri, and other Workday executives. In approving the related-party transaction, the Audit Committee of our Board of Directors considered the benefits to Workday of purchasing the aircraft, independent appraisals, the terms of the related purchase agreement, and the extent and nature of Mr. Duffield's interest in the transaction. The aircraft is included in the Furniture, fixtures, and transportation equipment category in the table above.

Leased Property Purchase

During fiscal 2022, we purchased certain leased office space ("Property") within our corporate headquarters from an affiliate of Mr. Duffield for $173 million in cash. In deciding to purchase the Property, the independent members of our Board of Directors considered the benefits to Workday, including the importance of obtaining control of the Property, which is part of Workday's headquarters campus, and the long-term cost savings from ownership as compared to continuing to lease the Property. Our Board of Directors also considered independent appraisals, comparable transaction data, and the extent and nature of Mr. Duffield's interest in the transaction. The carrying value of the Property upon purchase was $158 million, calculated as the purchase price less approximately $15 million which represents the difference between the carrying values of the right-of-use asset and lease liability of the Property immediately prior to the purchase. For further information, see Note 12, Leases.

Note 7. Business Combinations

There were no material business combinations in fiscal 2024 or 2023.

Fiscal 2022

VNDLY Acquisition

On December 21, 2021, we acquired all outstanding stock of VNDLY, a cloud-based external workforce and vendor management technology. With VNDLY, Workday provides organizations with a unified workforce optimization solution that helps organizations manage all types of workers—salaried, hourly, contingent, and outsourced—and support a holistic talent strategy, including insight into costs, workforce planning needs, and compliance. We have included the financial results of VNDLY in our consolidated financial statements from the date of acquisition.

The total acquisition-date fair value of the purchase consideration was $473 million, which was paid in cash. In connection with the acquisition, we issued approximately 152 thousand shares of our Class A common stock to certain key VNDLY employees, with 50% of such shares issued following the first anniversary of the closing date of the acquisition and the remaining 50% to be issued following the second anniversary of the closing date, subject to service conditions. The aggregate fair value of the equity was accounted for as post-acquisition share-based compensation expense.

The purchase consideration was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, with the excess recorded to goodwill. The purchase consideration allocation, which includes measurement period adjustments, was as follows (in millions):

Cash	$	23
Acquisition-related intangible assets		40
Goodwill		412
Other assets		3
Deferred tax liability		(3)
Other liabilities		(2)
Total	$	473

The fair values and weighted-average useful lives of the acquired intangible assets by category were as follows (in millions, except years):

	Estimated Fair Values		Weighted-Average Useful Lives (in Years)
Developed technology	$	27	4
Customer relationships		13	13
Total acquisition-related intangible assets	$	40	7

The goodwill recognized was primarily attributable to the assembled workforce and the expected synergies from integrating VNDLY's technology into our product portfolio. The goodwill is not deductible for income tax purposes.

Separate operating results and pro forma results of operations for VNDLY have not been presented as the effect of this acquisition was not material to our financial results.

Zimit Acquisition

On September 28, 2021, we acquired all outstanding stock of Zimit, a CPQ solution built for services industries. With Zimit, Workday delivers a comprehensive quote-to-cash process automation offering that provides services organizations increased visibility across the entire revenue cycle. We have included the financial results of Zimit in our consolidated financial statements from the date of acquisition.

The acquisition-date fair value of the purchase consideration was $76 million, with $62 million attributable to cash consideration and $14 million attributable to the fair value of a previously held equity interest. We recorded developed technology intangible assets of $7 million (to be amortized over an estimated useful life of 4 years), customer relationships intangible assets of $3 million (to be amortized over an estimated useful life of 13 years), and goodwill of $67 million. Goodwill was primarily attributable to the expected synergies from integrating Zimit's technology into our product portfolio. The goodwill is not deductible for income tax purposes.

We invested $2 million in Zimit prior to the acquisition, which was accounted for as a non-marketable equity investment. We recognized a non-cash gain of approximately $12 million as a result of remeasuring our prior equity interest in Zimit held before the business combination. The gain is included in Other income (expense), net on the Consolidated Statements of Operations.

Separate operating results and pro forma results of operations for Zimit have not been presented as the effect of this acquisition was not material to our financial results.

Peakon Acquisition

On March 9, 2021, we acquired all outstanding stock of Peakon, an employee success platform that converts feedback into actionable insights, for $702 million. With Peakon, Workday provides organizations with a continuous listening platform, including real-time visibility into employee experience, sentiment, and productivity, to help drive employee engagement and improve organizational performance. We have included the financial results of Peakon in our consolidated financial statements from the date of acquisition.

The acquisition-date fair value of the purchase consideration consisted of the following (in millions):

Cash paid to stockholders, warrant holders, and vested option holders	$	684
Transaction costs paid by Workday on behalf of Peakon		18
Total	$	702

Additionally, we granted certain Peakon employees restricted stock awards ("RSAs") with service conditions, which totaled approximately 82 thousand shares of our Class A common stock. The aggregate grant date fair value of the RSAs was accounted for as post-acquisition share-based compensation expense.

The purchase consideration was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, with the excess recorded to goodwill. The purchase consideration allocation, which includes measurement period adjustments, was as follows (in millions):

Acquisition-related intangible assets	$	171
Goodwill		541
Other assets		35
Deferred tax liability		(20)
Other liabilities		(25)
Total	$	702

The fair values and weighted-average useful lives of the acquired intangible assets by category were as follows (in millions, except years):

	Estimated Fair Values	Weighted-Average Useful Lives (in Years)
Developed technology	$ 94	5
Customer relationships	72	13
Backlog	4	3
Trade name	1	1
Total acquisition-related intangible assets	$ 171	8

The goodwill recognized was primarily attributable to the assembled workforce and the expected synergies from integrating Peakon's technology into our product portfolio. A portion of the goodwill was deductible for income tax purposes.

Separate operating results and pro forma results of operations for Peakon have not been presented as the effect of this acquisition was not material to our financial results.

Note 8. Acquisition-Related Intangible Assets, Net

Acquisition-related intangible assets, net consisted of the following (in millions):

	As of January 31,	
	2024	2023
Developed technology	$ 318	$ 343
Customer relationships	311	311
Backlog	15	15
Trade name	13	13
Acquisition-related intangible assets, gross	657	682
Less accumulated amortization	(424)	(376)
Acquisition-related intangible assets, net	$ 233	$ 306

Amortization expense related to acquisition-related intangible assets was $74 million, $86 million, and $78 million for fiscal 2024, 2023, and 2022, respectively.

As of January 31, 2024, our future estimated amortization expense related to acquisition-related intangible assets was as follows (in millions):

Fiscal Period:	
2025	$ 62
2026	56
2027	32
2028	27
2029	17
Thereafter	39
Total	$ 233

Note 9. Other Assets

Other assets consisted of the following (in millions):

	As of January 31,			
	2024		2023	
Non-marketable equity and other investments	$	248	$	263
Technology patents and other intangible assets, net		26		21
Contract assets		21		—
Derivative assets		14		22
Prepayments for goods and services		14		23
Deposits		8		6
Other		6		13
Total other assets	$	337	$	348

Technology patents and other intangible assets with estimable useful lives are amortized on a straight-line basis. As of January 31, 2024, the future estimated amortization expense was as follows (in millions):

Fiscal Period:		
2025	$	4
2026		3
2027		3
2028		3
2029		3
Thereafter		10
Total	$	26

Note 10. Derivative Instruments

We conduct business on a global basis in multiple foreign currencies, subjecting Workday to foreign currency exchange risk. To mitigate this risk, we utilize derivative hedging contracts as described below. We do not enter into any derivatives for trading or speculative purposes.

Cash Flow Hedges

We enter into foreign currency forward contracts to hedge a portion of our forecasted revenue and expense transactions. We designate these forward contracts as cash flow hedging instruments since the accounting criteria for such designation has been met.

As of January 31, 2024, we estimate that $26 million of net gains recorded in AOCI related to our cash flow hedges will be reclassified into income within the next 12 months.

As of January 31, 2024, and 2023, the notional values of the cash flow hedges that we held to buy U.S. dollars in exchange for other currencies were $2.5 billion and $1.7 billion, respectively. The notional values of the cash flow hedges that we held to sell U.S. dollars in exchange for other currencies were $399 million and $324 million as of January 31, 2024, and 2023, respectively. All contracts had maturities of less than 60 months.

Non-Designated Hedges

We also enter into foreign currency forward contracts to hedge a portion of our net outstanding monetary assets and liabilities. These forward contracts are intended to offset foreign currency gains or losses associated with the underlying monetary assets and liabilities and are recorded on the Consolidated Balance Sheets at fair value.

As of January 31, 2024, and 2023, the notional values of the non-designated hedges that we held to buy U.S. dollars in exchange for other currencies were $237 million and $235 million, respectively, and the notional values of the non-designated hedges that we held to sell U.S. dollars in exchange for other currencies were $11 million and $2 million, respectively.

The fair values of outstanding derivative instruments were as follows (in millions):

| | Consolidated Balance Sheets Location | As of January 31, | |
		2024	2023
Derivative assets:			
Cash flow hedges	Prepaid expenses and other current	$ 30	$ 43
Cash flow hedges	Other assets	14	22
Non-designated hedges	Prepaid expenses and other current	2	—
Total derivative assets		$ 46	$ 65
Derivative liabilities:			
Cash flow hedges	Accrued expenses and other current liabilities	$ 14	$ 13
Cash flow hedges	Other liabilities	12	16
Non-designated hedges	Accrued expenses and other current liabilities	1	5
Total derivative liabilities		$ 27	$ 34

The effect of cash flow hedges on the Consolidated Statements of Operations was as follows (in millions):

| Consolidated Statements of Operations Location | Year Ended January 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	Total	Gains (losses) related to cash flow hedges	Total	Gains (losses) related to cash flow hedges	Total	Gains (losses) related to cash flow hedges
Revenues	$ 7,259	$ 62	$ 6,216	$ 17	$ 5,139	$ (9)
Costs and expenses	7,076	1	6,438	(29)	5,255	—
Provision for (benefit from) income taxes	(1,025)	—	107	(6)	(13)	—

Pre-tax gains (losses) associated with cash flow hedges were as follows (in millions):

| | Consolidated Statements of Operations and Statements of Comprehensive Income (Loss) Locations | Year Ended January 31, | | |
		2024	2023	2022
Gains (losses) recognized in OCI	Net change in unrealized gains (losses) on cash flow hedges	$ 16	$ 40	$ 63
Gains (losses) reclassified from AOCI into income (effective portion)	Revenues	62	17	(9)
Gains (losses) reclassified from AOCI into income (effective portion)	Costs and expenses	1	(29)	—
Gains (losses) reclassified from AOCI into income (effective portion)	Provision for (benefit from) income taxes	—	(6)	—

Gains (losses) associated with non-designated hedges were as follows (in millions):

| | Consolidated Statements of Operations Location | Year Ended January 31, | | |
		2024	2023	2022
Gains (losses) related to non-designated hedges	Other income (expense), net	$ 5	$ 10	$ 7

We are subject to netting agreements with all of the counterparties of the foreign exchange contracts, under which we are permitted to net settle transactions of the same currency with a single net amount payable by one party to the other. It is our policy to present the derivatives gross on the Consolidated Balance Sheets. Our foreign currency forward contracts are not subject to any credit contingent features or collateral requirements. We manage our exposure to counterparty risk by entering into contracts with a diversified group of major financial institutions and by actively monitoring outstanding positions.

As of January 31, 2024, information related to these offsetting arrangements was as follows (in millions):

	Gross Amounts of Recognized Assets		Gross Amounts Offset on the Consolidated Balance Sheets		Net Amounts of Assets Presented on the Consolidated Balance Sheets		Gross Amounts Not Offset on the Consolidated Balance Sheets				Net Assets Exposed	
							Financial Instruments		Cash Collateral Received			
Derivative assets:												
Counterparty A	$	13	$	—	$	13	$	(4)	$	—	$	9
Counterparty B		11		—		11		(6)		—		5
Counterparty C		2		—		2		(1)		—		1
Counterparty D		17		—		17		(14)		—		3
Counterparty E		3		—		3		(2)		—		1
Total	$	46	$	—	$	46	$	(27)	$	—	$	19

	Gross Amounts of Recognized Liabilities		Gross Amounts Offset on the Consolidated Balance Sheets		Net Amounts of Liabilities Presented on the Consolidated Balance Sheets		Gross Amounts Not Offset on the Consolidated Balance Sheets				Net Liabilities Exposed	
							Financial Instruments		Cash Collateral Pledged			
Derivative liabilities:												
Counterparty A	$	4	$	—	$	4	$	(4)	$	—	$	—
Counterparty B		6		—		6		(6)		—		—
Counterparty C		1		—		1		(1)		—		—
Counterparty D		14		—		14		(14)		—		—
Counterparty E		2		—		2		(2)		—		—
Total	$	27	$	—	$	27	$	(27)	$	—	$	—

Note 11. Debt

Outstanding debt consisted of the following (in millions):

	As of January 31,			
	2024		2023	
2027 Notes	$	1,000	$	1,000
2029 Notes		750		750
2032 Notes		1,250		1,250
Total principal amount		3,000		3,000
Less: unamortized debt discount and issuance costs		(20)		(24)
Net carrying amount		2,980		2,976
Debt, noncurrent	$	2,980	$	2,976

As of January 31, 2024, the future principal payments for the outstanding debt were as follows (in millions):

Fiscal Period:		
2025	$	—
2026		—
2027		—
2028		1,000
2029		—
Thereafter		2,000
Total principal amount	$	3,000

Senior Notes

In April 2022, we issued $3.0 billion aggregate principal amount of senior notes, consisting of $1.0 billion aggregate principal amount of 3.500% notes due April 1, 2027, $750 million aggregate principal amount of 3.700% notes due April 1, 2029, and $1.25 billion aggregate principal amount of 3.800% notes due April 1, 2032. Interest is payable semi-annually in arrears on April 1 and October 1 of each year, which commenced in October 2022.

The Senior Notes are unsecured obligations and rank equally with all existing and future unsecured and unsubordinated indebtedness of Workday. We may redeem the Senior Notes in whole or in part at any time or from time to time, at specified redemption dates and prices. In addition, upon the occurrence of certain change of control triggering events, we may be required to repurchase the Senior Notes under specified terms. The indenture governing the Senior Notes also includes covenants (including certain limited covenants restricting our ability to incur certain liens and enter into certain sale and leaseback transactions), events of default, and other customary provisions. As of January 31, 2024, we were in compliance with all covenants associated with the Senior Notes.

We incurred debt discount and issuance costs of approximately $27 million in connection with the Senior Notes offering, which were allocated on a pro rata basis to the 2027 Notes, 2029 Notes, and 2032 Notes. The debt discount and issuance costs are amortized on a straight-line basis, which approximates the effective interest rate method, to interest expense over the contractual term of each arrangement. The effective interest rates on the 2027 Notes, 2029 Notes, and 2032 Notes, which are calculated as the contractual interest rates adjusted for the debt discount and issuance costs, are 3.67%, 3.82%, and 3.90%, respectively.

As of both January 31, 2024, and 2023, the total estimated fair value of the Senior Notes was $2.8 billion. The estimated fair values of the Senior Notes, which we have classified as Level 2 financial instruments, were determined based on quoted bid prices in an over-the-counter market on the last trading day of the reporting period.

Credit Agreement

In April 2022, we entered into the 2022 Credit Agreement which provides for a revolving credit facility in an aggregate principal amount of $1.0 billion. The 2022 Credit Agreement replaced our 2020 Credit Agreement, which provided for a term loan facility in an aggregate original principal amount of $750 million and a revolving credit facility in an aggregate principal amount of $750 million. Concurrently with entering into the 2022 Credit Agreement, we paid off the remaining principal balance of $694 million on the term loan under the 2020 Credit Agreement and terminated the revolving credit facility under the 2020 Credit Agreement which had no outstanding balance. The modification to our revolving credit facility and extinguishment of the term loan under the 2020 Credit Agreement did not have a material impact to our Consolidated Statements of Operations for fiscal 2023.

As of January 31, 2024, and 2023, we had no outstanding revolving loans under the 2022 Credit Agreement. The revolving loans under the 2022 Credit Agreement may be borrowed, repaid, and reborrowed until April 6, 2027, at which time all amounts borrowed must be repaid. The revolving loans under the 2022 Credit Agreement will bear interest, at our option, at a base rate plus a margin of 0.000% to 0.500% or a SOFR plus 10 basis points, plus a margin of 0.750% to 1.500%, with such margin being determined based on our consolidated leverage ratio or debt rating. We are also obligated to pay an ongoing commitment fee on undrawn amounts.

The 2022 Credit Agreement contains customary representations, warranties, and affirmative and negative covenants, including a financial covenant, events of default, and indemnification provisions in favor of the lenders. The negative covenants include restrictions on the incurrence of liens and indebtedness, certain merger transactions, and other matters, all subject to certain exceptions. The financial covenant, based on a quarterly financial test, requires that we do not exceed a maximum leverage ratio of 3.50:1.00, subject to a step-up to 4.50:1.00 at our election for a certain period following an acquisition. As of January 31, 2024, and 2023, we were in compliance with all covenants included in the 2022 Credit Agreement.

Convertible Senior Notes

2022 Notes

In September 2017, we issued 0.25% convertible senior notes due October 1, 2022, with a principal amount of $1.15 billion. The 2022 Notes were unsecured, unsubordinated obligations, and interest was payable in cash in arrears at a fixed rate of 0.25% on April 1 and October 1 of each year. During the third quarter of fiscal 2023, the 2022 Notes were converted by note holders, and we repaid the $1.15 billion principal balance in cash. We also distributed approximately 0.6 million shares of our Class A common stock to note holders during fiscal 2023, which represented the conversion value in excess of the principal amount.

Notes Hedges

In connection with the issuance of the 2022 Notes, we entered into convertible note hedge transactions ("Purchased Options") which gave us the option to purchase, subject to anti-dilution adjustments substantially identical to those in the 2022 Notes, approximately 7.8 million shares of our Class A common stock, respectively, for $147.10 per share. During the third quarter of fiscal 2023, we received approximately 0.6 million shares of our Class A common stock from the exercise of the Purchased Options, which offset the economic dilution to our Class A common stock upon conversion of the 2022 Notes. These shares were recorded as Treasury stock on the Consolidated Balance Sheets. The Purchased Options were separate transactions and were not part of the terms of the 2022 Notes, and the unexercised Purchased Options expired on October 1, 2022.

Warrants

In connection with the issuance of the 2022 Notes, we also entered into transactions to sell warrants ("Warrants") to acquire, subject to anti-dilution adjustments, up to approximately 7.8 million shares of our Class A common stock over 60 scheduled trading days beginning in January 2023 at an exercise price of $213.96 per share. During the first quarter of fiscal 2024, the Warrants fully expired without exercise.

Interest Expense on Debt

The following table sets forth total interest expense recognized related to our debt (in millions):

	Year Ended January 31,					
	2024		**2023**		**2022**	
Contractual interest expense	$	110	$	95	$	13
Interest cost related to amortization and write-off of debt discount and issuance costs		4		7		4
Total interest expense	$	114	$	102	$	17

Note 12. Leases

We have entered into operating lease agreements for our office space, data centers, and other property and equipment. Operating lease right-of-use assets were $289 million and $249 million as of January 31, 2024, and 2023, respectively, and operating lease liabilities were $316 million and $273 million as of January 31, 2024, and 2023, respectively. We have also entered into finance lease agreements for other property and equipment. As of January 31, 2024, and 2023, finance leases were not material.

The components of operating lease expense were as follows (in millions):

	Year Ended January 31,					
	2024		**2023**		**2022**	
Operating lease cost	$	109	$	99	$	93
Short-term lease cost		3		4		6
Variable lease cost		46		45		26
Total operating lease cost	$	158	$	148	$	125

Supplemental cash flow information related to our operating leases was as follows (in millions):

| | Year Ended January 31, | | |
	2024	2023	2022
Cash paid for operating lease liabilities	$ 112	$ 94	$ 91
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	139	96	55

Other information related to our operating leases was as follows:

| | As of January 31, | |
	2024	2023
Weighted average remaining lease term (in years)	5	5
Weighted average discount rate	3.95 %	2.79 %

As of January 31, 2024, maturities of operating lease liabilities were as follows (in millions):

Fiscal Period:	
2025	$ 100
2026	80
2027	61
2028	47
2029	32
Thereafter	39
Total lease payments	359
Less imputed interest	(43)
Total operating lease liabilities	$ 316

As of January 31, 2024, we have additional operating leases for data centers and office space that had not yet commenced with total undiscounted lease payments of $91 million. These operating leases will commence in fiscal 2025 and fiscal 2026, with lease terms ranging from approximately five to nine years.

Related-Party Transactions

There were no material related party transactions related to our leases in fiscal 2024 or 2023.

Leased Property Purchase

As discussed in Note 6, Property and Equipment, Net, during fiscal 2022, we purchased certain leased office space within our corporate headquarters from an affiliate of Mr. Duffield for $173 million in cash. Subsequent to the purchase, the Property was included in Property and equipment, net on the Consolidated Balance Sheets. Total rent expense under these agreements was $2 million for fiscal 2022.

Note 13. Commitments and Contingencies

Purchase Obligations

Our purchase obligations are primarily related to agreements for third-party hosted infrastructure platforms, data center equipment and software, business technology software and support, and sales and marketing activities. These obligations consist of agreements to purchase goods and services that are enforceable and legally binding, and specify all significant terms and the approximate timing of the payments. For purchase obligations with cancellation provisions, the amounts included in the following table were limited to the non-cancelable portion of the agreement terms or the minimum cancellation fees.

Future payments under purchase obligations with a remaining term in excess of one year as of January 31, 2024, were as follows (in millions):

	Third-Party Hosted Infrastructure Platform Obligations		Other Purchase Obligations	
Fiscal Period:				
2025	$	180	$	120
2026		314		94
2027		358		71
2028		414		70
2029		591		50
Thereafter		—		58
Total	$	1,857	$	463

Legal Matters

We are a party to various legal proceedings and claims that arise in the ordinary course of business. We make a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter. In our opinion, as of January 31, 2024, there was not at least a reasonable possibility that we had incurred a material loss, or a material loss in excess of a recorded accrual, with respect to such loss contingencies.

Note 14. Stockholders' Equity

Common Stock

As of January 31, 2024, there were 211 million shares of Class A common stock, net of treasury stock, and 53 million shares of Class B common stock outstanding. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to 10 votes per share. Each share of Class B common stock can be converted into a share of Class A common stock at any time at the option of the holder. All of our Class A and Class B shares will convert to a single class of common stock upon the date that is the first to occur of (i) October 17, 2032, (ii) such time as the shares of Class B common stock represent less than 9% of the outstanding Class A common stock and Class B common stock, (iii) nine months following the death of both Mr. Duffield and Mr. Bhusri, and (iv) the date on which the holders of a majority of the shares of Class B common stock elect to convert all shares of Class A common stock and Class B common stock into a single class of common stock.

Share Repurchase Programs

In November 2022, our Board of Directors authorized the repurchase of up to $500 million of our outstanding shares of Class A common stock. Under the 2022 Share Repurchase Program, we may repurchase shares of Class A common stock from time to time through open market purchases, in privately negotiated transactions, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act, in accordance with applicable securities laws and other restrictions. The timing and total amount of stock repurchases will depend upon business, economic, and market conditions, corporate and regulatory requirements, prevailing stock prices, and other considerations. The 2022 Share Repurchase Program has a term of 18 months, may be suspended or discontinued at any time, and does not obligate us to acquire any amount of Class A common stock.

During fiscal 2024 and 2023, we repurchased approximately 1.8 million and 0.5 million shares of Class A common stock for approximately $423 million and $75 million, at an average price per share of $228.67 and $165.75, respectively. All repurchases were made in open market transactions. As of January 31, 2024, we were authorized to purchase a remaining $2 million of our outstanding shares of Class A common stock under the 2022 Share Repurchase Program.

In February 2024, our Board of Directors authorized the 2024 Share Repurchase Program, under which we may repurchase up to an additional $500 million of our outstanding shares of Class A common stock. For further information, see Note 21, Subsequent Events.

Employee Equity Plans

In June 2022, our stockholders approved the 2022 Equity Incentive Plan ("2022 Plan"), with a reserve of 30 million shares for issuance. The 2022 Plan serves as the successor to our 2012 Equity Incentive Plan ("2012 Plan" and, together with the 2022 Plan, "Stock Plans"). Awards that are granted on or after the effective date of the 2022 Plan will be granted pursuant to and subject to the terms and provisions of the 2022 Plan. Prior awards granted under the 2012 Plan continue to be subject to the terms and provisions of the 2012 Plan. As of January 31, 2024, we had 21 million shares of Class A common stock available for future grants.

In June 2022, our stockholders approved the ESPP. Under the ESPP, eligible employees are granted options to purchase shares at the lower of 85% of the fair market value of the stock at the time of grant or 85% of the fair market value at the time of exercise. Options to purchase shares are granted twice yearly on or about June 1 and December 1, and are exercisable on or about the succeeding November 30 and May 31, respectively. As of January 31, 2024, 4 million shares of Class A common stock were available for issuance under the ESPP.

Restricted Stock Units

The Stock Plans provide for the issuance of RSUs to employees and non-employees. RSUs generally vest over four years. RSU activity during fiscal 2024 was as follows (in thousands, except per share data):

	Number of Shares	Weighted-Average Grant Date Fair Value
Balance as of January 31, 2023	14,099	$ 206.38
RSUs granted	8,961	197.22
RSUs vested	(6,489)	201.71
RSUs forfeited	(1,551)	196.93
Balance as of January 31, 2024	15,020	203.94

The weighted-average grant date fair value of RSUs granted during fiscal 2024, 2023, and 2022 was $197.22, $200.98, and $259.61, respectively. The total fair value of RSUs vested as of the vesting dates during fiscal 2024, 2023, and 2022 was $1.4 billion, $977 million, and $1.6 billion, respectively.

In the fourth quarter of fiscal 2023, we modified the vesting date of all unvested RSU awards from the 15th to the 5th of each month. This change impacted awards vesting after December 31, 2022, and resulted in an acceleration of share-based compensation expense in fiscal 2023 of $28 million.

As of January 31, 2024, there was a total of $2.3 billion in unrecognized compensation cost, adjusted for estimated forfeitures, related to unvested RSUs, which is expected to be recognized over a weighted-average period of approximately three years.

Market-Based Restricted Stock Units

In December 2022, 0.3 million shares of market-based RSUs were granted to Mr. Eschenbach, in connection with his appointment as Co-CEO, that vest based on appreciation of the price of our Class A common stock over a multi-year period and upon continued service ("PVU Award"). We estimated the fair value of the PVU Award on the grant date using the Monte Carlo simulation model with the following assumptions: (i) expected volatility of 40%, (ii) risk-free interest rate of 4%, and (iii) total performance period of six years. The weighted-average grant date fair value of the PVU Award was $124.80 per share. We recognize expense for the PVU Award over the requisite service period of five years using the accelerated attribution method. Provided that the requisite service is rendered, the total fair value of the PVU Award at the date of grant is recognized as compensation expense even if the market condition is not achieved. However, the number of shares that ultimately vest can vary significantly with the achievement of the specified market criteria.

As of January 31, 2024, there was a total of $19 million in unrecognized compensation cost related to the PVU Award, which is expected to be recognized over approximately four years.

Performance-Based Restricted Stock Units

During fiscal 2022, 0.4 million shares of PRSUs were granted to employees below the level of vice president that included both service conditions and performance conditions related to company-wide goals. These performance conditions were met and the PRSUs vested on March 15, 2022. We did not grant any company-wide PRSUs in fiscal 2024 or 2023.

Stock Options

The Stock Plans provide for the issuance of incentive and nonstatutory stock options to employees and non-employees. Stock options issued under the Stock Plans generally are exercisable for periods not to exceed ten years and generally vest over five years. Stock option activity during fiscal 2024 was as follows (in thousands, except aggregate intrinsic value, which is reflected in millions, and per share data):

	Outstanding Stock Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Balance as of January 31, 2023	115	$ 30.36	$ 17
Stock options exercised	(27)	34.10	
Stock options canceled	—	—	
Balance as of January 31, 2024	88	29.20	23
Vested and expected to vest as of January 31, 2024	88	29.20	23
Exercisable as of January 31, 2024	88	29.20	23

As of January 31, 2024, all stock options were fully vested with no remaining unrecognized compensation cost.

The total intrinsic value of stock options exercised during fiscal 2024, 2023, and 2022 was $5 million, $41 million, and $209 million, respectively. The intrinsic value is the difference between the current fair value of the stock and the exercise price of the stock option.

As of January 31, 2024, stock options have a weighted-average remaining contractual life of approximately four years.

Employee Stock Purchase Plan

For fiscal 2024, approximately 1 million shares of Class A common shares were purchased under the ESPP at a weighted-average price of $159.64 per share, resulting in cash proceeds of $176 million.

The fair value of stock purchase rights granted under the ESPP was estimated using the following assumptions:

	Year Ended January 31,		
	2024	**2023**	**2022**
Expected volatility	31.5% - 33.2%	46.2% - 48.5%	30.4% - 41.5%
Expected term (in years)	0.5	0.5	0.5
Risk-free interest rate	5.33% - 5.44%	1.63% - 4.65%	0.04% - 0.10%
Dividend yield	—%	—%	—%
Grant date fair value per share	$215.31 - $272.92	$156.56 - $169.48	$225.70 - $260.86

Note 15. Contract Balances and Performance Obligations

Contract Balances

Contract assets and unearned revenue balances were as follows (in millions):

	Consolidated Balance Sheets Location	As of January 31,	
		2024	**2023**
Contract assets:			
Contract assets, current	Trade and other receivables, net	$ 240	$ 160
Contract assets, noncurrent	Other assets	21	—
Total contract assets		$ 261	$ 160
Unearned revenue [(1)]:			
Unearned revenue, current	Unearned revenue	$ 4,057	$ 3,559
Unearned revenue, noncurrent	Unearned revenue, noncurrent	70	75
Total unearned revenue		$ 4,127	$ 3,634

(1)   Included in this balance are amounts related to professional services that are subject to cancellation and pro-rated refund rights of $76 million and $68 million as of January 31, 2024, and 2023, respectively.

Revenues of $3.5 billion, $3.0 billion, and $2.5 billion were recognized during fiscal 2024, 2023, and 2022, respectively, that were included in the unearned revenue balances at the beginning of the respective periods.

Transaction Price Allocated to the Remaining Performance Obligations

As of January 31, 2024, approximately $20.9 billion of revenues are expected to be recognized from remaining performance obligations for subscription contracts. We expect to recognize revenues on approximately $6.6 billion and $11.7 billion of these remaining performance obligations over the next 12 and 24 months, respectively, with the balance recognized thereafter. Revenues from remaining performance obligations for professional services contracts as of January 31, 2024, were not material.

Note 16. Other Income (Expense), Net

Other income (expense), net consisted of the following (in millions):

	Year Ended January 31,					
		2024		2023		2022
Interest income	$	301	$	97	$	5
Interest expense [1]		(114)		(102)		(17)
Other [2]		(14)		(33)		144
Total other income (expense), net	$	173	$	(38)	$	132

[1] Interest expense primarily includes the contractual interest expense of our debt obligations, and the related non-cash interest expense attributable to amortization of the debt discount and issuance costs. For further information, see Note 11, Debt.

[2] Other primarily includes the net gains (losses) from our equity investments. For further information, see Note 3, Investments.

Note 17. Income Taxes

The components of income (loss) before provision for (benefit from) income taxes were as follows (in millions):

	Year Ended January 31,					
		2024		2023		2022
Domestic	$	465	$	(59)	$	309
Foreign		(109)		(201)		(293)
Income (loss) before provision for (benefit from) income taxes	$	356	$	(260)	$	16

The provision for (benefit from) income taxes consisted of the following (in millions):

	Year Ended January 31,					
		2024		2023		2022
Current:						
Federal	$	2	$	—	$	—
State		19		14		1
Foreign		14		97		7
Total		35		111		8
Deferred:						
Federal		(855)		1		(2)
State		(207)		1		(1)
Foreign		2		(6)		(18)
Total		(1,060)		(4)		(21)
Provision for (benefit from) income taxes	$	(1,025)	$	107	$	(13)

The items accounting for the difference between income taxes computed at the federal statutory income tax rate and the provision for (benefit from) income taxes consisted of the following:

| | Year Ended January 31, | | |
	2024	2023	2022
Federal statutory rate	21.0 %	21.0 %	21.0 %
Effect of:			
Foreign income at other than U.S. rates	10.9 %	(44.7)%	321.0 %
Intercompany transactions	(4.3)%	3.5 %	(158.2)%
Research tax credits	(26.3)%	26.5 %	(447.7)%
State taxes, net of federal benefit	5.1 %	(4.7)%	(0.7)%
Changes in valuation allowance	(315.5)%	(14.9)%	558.5 %
Share-based compensation	19.1 %	(26.5)%	(365.4)%
Permanent difference	1.2 %	(0.9)%	4.6 %
Nontaxable gain on investment	— %	— %	(15.7)%
Other	1.2 %	(0.4)%	1.0 %
Total	(287.6)%	(41.1)%	(81.6)%

The benefit from income taxes increased in fiscal 2024 primarily due to the release of a portion of our valuation allowance related to U.S. federal and state deferred tax assets.

Significant components of our deferred tax assets and liabilities were as follows (in millions):

| | As of January 31, | |
	2024	2023
Deferred tax assets:		
Unearned revenue	$ 16	$ 11
Other reserves and accruals	47	61
Tax attributes carryforward	1,431	1,587
Capitalized research and development expense	367	255
Property and equipment	—	30
Share-based compensation	69	75
Intangibles	483	503
Operating lease liabilities	69	63
Other	16	15
Total deferred tax assets	2,498	2,600
Valuation allowance	(1,182)	(2,358)
Deferred tax assets, net of valuation allowance	1,316	242
Deferred tax liabilities:		
Deferred commissions	(145)	(127)
Operating lease right-of-use assets	(62)	(57)
Property and equipment	(13)	—
Other	(33)	(47)
Total deferred tax liabilities	(253)	(231)
Net deferred tax assets	$ 1,063	$ 11

We periodically evaluate the realizability of our deferred tax assets based on all available evidence, both positive and negative. Prior to fiscal 2024, we considered global cumulative losses as a significant piece of negative evidence. During fiscal 2024, we recognized cumulative earnings on a global basis and were profitable in the U.S. Our ability to sustain and grow our profitability is supported by the continued positive operating performance in the U.S. We also considered forecasts of future taxable income and evaluated the utilization of tax attributes before their expiration. After considering these factors, we determined that the positive evidence outweighed the negative evidence and concluded that it was more likely than not that the majority of U.S. deferred tax assets were realizable. As a result, we released the valuation allowance against all U.S. federal deferred tax assets and state deferred tax assets, excluding certain state tax credits. The remaining valuation allowance of $1.2 billion as of January 31, 2024, was primarily related to tax credits in certain state jurisdictions and net operating loss in certain foreign jurisdictions. We will continue to evaluate the need for valuation allowances for our deferred tax assets.

The valuation allowance on our net deferred tax assets decreased by $1.2 billion during fiscal 2024, primarily due to the release of the U.S. federal and state valuation allowance discussed above. The valuation allowance increased by $116 million during fiscal 2023 primarily due to an increase in deferred tax assets on amortization of intangibles from business combinations and capitalized research and development expenditures and credits, which were partially offset by the utilization of net operating losses.

As of January 31, 2024, we had approximately $1.7 billion of federal, $1.9 billion of state, and $3.5 billion of foreign net operating loss and other tax attributes carryforwards available to offset future taxable income. If not utilized, the pre-fiscal 2018 federal and the state net operating loss carryforwards expire in varying amounts between fiscal 2025 and 2042. The federal net operating losses generated in and after fiscal 2018 and the foreign net operating losses and other tax attributes do not expire and may be carried forward indefinitely.

We also had approximately $387 million of federal and $345 million of California research and development tax credit carryforwards as of January 31, 2024. The federal credits expire in varying amounts between fiscal 2025 and 2044. The California research credits do not expire and may be carried forward indefinitely.

Our ability to utilize the net operating loss and tax credit carryforwards in the future may be subject to substantial restrictions in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code of 1986, as amended, and similar state tax law.

We intend to permanently reinvest any future earnings in our foreign operations unless such earnings are subject to U.S. federal income taxes. As of January 31, 2024, we estimate any such hypothetical foreign withholding tax expense to be immaterial to our financial statements.

A reconciliation of the gross unrecognized tax benefit is as follows (in millions):

	Year Ended January 31,		
	2024	2023	2022
Unrecognized tax benefits at the beginning of the period	$ 196	$ 174	$ 160
Additions for tax positions taken in prior years	30	1	—
Reductions for tax positions taken in prior years	—	—	(1)
Additions for tax positions related to the current year	27	21	15
Unrecognized tax benefits at the end of the period	$ 253	$ 196	$ 174

Our policy is to include interest and penalties related to unrecognized tax benefits within our provision for income taxes. We did not accrue any material interest expense or penalties during fiscal 2024, 2023, or 2022.

Of the total amount of unrecognized tax benefits of $253 million, $125 million, if recognized, would impact the effective tax rate as of January 31, 2024.

We file federal, state, and foreign income tax returns in jurisdictions with varying statutes of limitations. Due to our net operating loss carryforwards, our income tax returns generally remain subject to examination by federal and most state and foreign tax authorities.

Note 18. Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period, net of treasury stock. Diluted net income (loss) per share is computed by giving effect to all potentially dilutive shares of common stock, including our convertible senior notes, outstanding warrants related to the issuance of the convertible senior notes, and outstanding share-based awards consisting primarily of unvested RSUs and ESPP obligations. We determine the dilutive effect of outstanding share-based awards and warrants using the treasury stock method, and the dilutive effect of shares underlying our convertible senior notes using the if-converted method.

The net income (loss) per share is allocated based on the contractual participation rights of the Class A common shares and Class B common shares as if the income (loss) for the period had been distributed. As the liquidation and dividend rights are identical, the net income (loss) is allocated on a proportionate basis. The computation of the diluted net income per share of Class A common stock assumes the conversion of our Class B common stock to Class A common stock, while the diluted net income (loss) per share of Class B common stock does not assume the conversion of those shares.

Basic and diluted net loss per share was the same for fiscal 2023, as the inclusion of potentially outstanding weighted-average shares of common stock would have been anti-dilutive due to the incurrence of net loss during the period.

The following table presents the calculation of basic and diluted net income (loss) per share (in millions, except number of shares, which are reflected in thousands, and per share data):

	Year Ended January 31,					
	2024		2023		2022	
	Class A	Class B	Class A	Class B	Class A	Class B
Net income (loss) per share, basic:						
Numerator:						
Net income (loss)	$ 1,094	$ 287	$ (288)	$ (79)	$ 22	$ 7
Denominator:						
Weighted-average shares outstanding, basic	207,001	54,343	199,805	55,014	189,864	57,385
Net income (loss) per share, basic	$ 5.28	$ 5.28	$ (1.44)	$ (1.44)	$ 0.12	$ 0.12
Net income (loss) per share, diluted:						
Numerator:						
Net income (loss)	$ 1,094	$ 287	$ (288)	$ (79)	$ 22	$ 7
Reallocation of net income as a result of conversion of Class B to Class A common stock	287	—	—	—	7	—
Reallocation of net income to Class B common stock	—	(4)	—	—	—	—
Net income (loss) for diluted calculation	1,381	283	(288)	(79)	29	7
Denominator:						
Weighted-average shares outstanding, basic	207,001	54,343	199,805	55,014	189,864	57,385
Conversion of Class B to Class A common stock	54,343	—	—	—	57,385	—
Dilutive effect of share-based awards	3,941	—	—	—	5,549	—
Dilutive effect of warrants related to the issuance of convertible senior notes	—	—	—	—	1,234	—
Weighted-average shares outstanding, diluted	265,285	54,343	199,805	55,014	254,032	57,385
Net income (loss) per share, diluted	$ 5.21	$ 5.21	$ (1.44)	$ (1.44)	$ 0.12	$ 0.12

The computation of diluted net income (loss) per share does not include the effect of the following potentially outstanding weighted-average shares of common stock. The effects of these potentially outstanding shares were not included in the calculation of diluted net income (loss) per share because the effect would have been anti-dilutive (in thousands):

	Year Ended January 31,		
	2024	2023	2022
Shares related to outstanding share-based awards	2,206	15,454	1,436
Shares related to the convertible senior notes	—	5,182	7,817
Shares subject to warrants related to the issuance of convertible senior	—	7,762	—
Total	2,206	28,398	9,253

Note 19. Geographic Information

Revenues

We sell our subscription contracts and related services in two primary geographical markets: to customers located in the United States and to customers located outside of the United States. Revenues by geography are generally based on the address of the customer as specified in our customer subscription agreement. The following table sets forth revenues by geographic area (in millions):

	Year Ended January 31,		
	2024	2023	2022
United States	$ 5,457	$ 4,682	$ 3,846
Other countries	1,802	1,534	1,293
Total revenues	$ 7,259	$ 6,216	$ 5,139

Long-Lived Assets

Our long-lived assets, which primarily consist of property and equipment and operating lease right-of-use assets, are attributed to a country based on the physical location of the assets. Aggregate Property and equipment, net and Operating lease right-of-use assets by geographic area was as follows (in millions):

	As of January 31,	
	2024	2023
United States	$ 1,199	$ 1,206
Ireland	213	159
Other countries	111	85
Total long-lived assets	$ 1,523	$ 1,450

Note 20. 401(k) Plan

We have a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code covering eligible employees. We match a certain portion of employee contributions up to a fixed maximum per employee. Our contributions to the plan were $64 million, $57 million, and $46 million during fiscal 2024, 2023, and 2022, respectively.

Note 21. Subsequent Events

HiredScore, Inc.

In February 2024, we entered into a definitive agreement to acquire HiredScore, Inc. a provider of AI powered talent orchestration solutions. The transaction is expected to close during the first quarter of fiscal 2025, subject to the satisfaction of customary closing conditions, including required regulatory approval.

2024 Share Repurchase Program

In February 2024, our Board of Directors authorized the 2024 Share Repurchase Program, under which we may purchase up to $500 million of our outstanding shares of Class A common stock. We may repurchase shares of Class A common stock from time to time through open market purchases, in privately negotiated transactions or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, in accordance with applicable securities laws and other restrictions. The timing and total amount of stock repurchases will depend on business, economic, and market conditions, corporate and regulatory requirements, prevailing stock prices, and other considerations. The 2024 Share Repurchase Program has a term of 18 months, may be suspended or discontinued at any time, and does not obligate us to acquire any amount of Class A common stock.

Tax Withholding Method on Employee Equity Awards

Beginning in April 2024, we intend to fund withholding taxes due on employee equity awards by net share withholding, rather than our current approach of selling shares of our common stock on our employees' behalf to cover taxes upon vesting of such awards. We expect this net share withholding approach will increase our financing cash outflows and reduce the number of shares that will be issued from our equity plans. However, we are unable to estimate the cash outflows and number of shares that will be withheld since they will depend on the market price of our Class A common stock.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this report.

In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on management's evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are designed to, and are effective to, provide assurance at a reasonable level that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures.

(b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the assessment, management has concluded that its internal control over financial reporting was effective as of January 31, 2024, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part II, Item 8, and is incorporated herein by reference.

(c) Changes in Internal Control Over Financial Reporting

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our most recently completed fiscal quarter. Based on that evaluation, our principal executive officer and principal financial officer concluded that there has not been any material change in our internal control over financial reporting during the fourth quarter of fiscal 2024 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(d) Limitations on Effectiveness of Controls and Procedures and Internal Control over Financial Reporting

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

See Management's Report on Internal Control over Financial Reporting above and the Report of Independent Registered Public Accounting Firm on our internal control over financial reporting in Item 8, which are incorporated herein by reference.

ITEM 9B. OTHER INFORMATION

Insider Trading Arrangements

During the three months ended January 31, 2024, no directors and/or officers of Workday adopted or terminated a "Rule 10b5-1 trading arrangement," as defined in item 408(a) of Regulation S-K intending to satisfy the affirmative defense of Rule 10b5-1(c).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information concerning our directors, our Audit Committee, and any changes to the process by which stockholders may recommend nominees to the Board of Directors required by this Item are incorporated herein by reference to information contained in the Proxy Statement, including "Proposal No. 1: Election of Directors" and "Directors and Corporate Governance."

The information concerning our executive officers required by this Item is incorporated herein by reference to information contained in the Proxy Statement including "Executive Officers and Other Executive Management."

With regard to the information required by this Item regarding compliance with Section 16(a) of the Exchange Act, we will provide disclosure of delinquent Section 16(a) reports, if any, in our Proxy Statement, and such disclosure, if any, is incorporated herein by reference.

We have adopted a code of ethics, our Code of Conduct, which applies to all employees, including our principal executive officer, our principal financial officer, and all other executive officers. The Code of Conduct is available on our website at *www.workday.com/codeofconduct.* A copy may also be obtained without charge by contacting Investor Relations, Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California 94588 or by emailing ir@workday.com.

We plan to post on our website at the address described above any future amendments or waivers of our Code of Conduct.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Directors and Corporate Governance" and "Executive Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Directors and Corporate Governance," "Related Party Transactions," and "Employment Arrangements and Indemnification Agreements."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Proposal No. 2: Ratification of Appointment of Independent Registered Public Accounting Firm."

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Consolidated Financial Statements

See Index to Consolidated Financial Statements at Item 8 herein.

2. Financial Statement Schedules

All schedules have been omitted because they are not required, not applicable, or not present in amounts sufficient to require submission of the schedule.

3. Exhibits

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.	
3.1	Restated Certificate of Incorporation of the Registrant	10-Q	001-35680	December 7, 2012	3.1	
3.2	Amended and Restated Bylaws of the Registrant	8-K	001-35680	January 26, 2023	3.1	
4.1	Form of Registrant's Class A common stock certificate	S-1/A	333-183640	October 1, 2012	4.1	
4.2	Form of Registrant's Class B common stock certificate	S-8	333-184395	October 12, 2012	4.9	
4.3	Description of Securities	10-K	001-35680	March 3, 2020	4.3	
4.4	2022 Indenture dated September 15, 2017 between Workday, Inc. and Wells Fargo Bank, National Association	8-K	001-35680	September 15, 2017	4.1	
4.5	Supplemental Indenture to the 2022 Indenture dated January 2, 2018 between Workday, Inc. and Wells Fargo Bank, National Association	8-K	001-35680	January 2, 2018	4.4	
4.6	Indenture, dated as of April 1, 2022, between Workday and U.S. Bank Trust Company National Association, as trustee	8-K	001-35680	April 1, 2022	4.1	
4.7	Form of 3.500% Note due 2027	8-K	001-35680	April 1, 2022	4.3	
4.8	Form of 3.700% Note due 2029	8-K	001-35680	April 1, 2022	4.4	
4.9	Form of 3.800% Note due 2032	8-K	001-35680	April 1, 2022	4.5	
10.1	Form of Indemnification Agreement	S-1	333-183640	August 30, 2012	10.1	
10.2†	2012 Equity Incentive Plan, as amended	DEF 14A	001-35680	April 27, 2018	Annex A	
10.3†	2012 Equity Incentive Plan forms of Award Agreements, as amended	10-K	001-35680	March 3, 2020	10.4	
10.4†	2022 Equity Incentive Plan	S-8	333-265766	June 22, 2022	4.4	
10.5†	2022 Equity Incentive Plan forms of Award Agreements					X
10.6†	Amended and Restated 2012 Employee Stock Purchase Plan	S-8	333-265766	June 22, 2022	4.6	
10.7†	Amended and Restated 2012 Employee Stock Purchase Plan forms of Award Agreements, as amended					X
10.8†	Adaptive Insights, Inc. 2013 Equity Incentive Plan	S-8	333-226907	August 17, 2018	99.1	

10.9†	Adaptive Insights, Inc. 2013 Equity Incentive Plan forms of Award Agreements	S-8	333-226907	August 17, 2018	99.2	
10.10†	Workday, Inc. Executive Severance and Change in Control Policy	8-K	001-35680	December 1, 2023	10.1	
10.11†	Letter Agreement between Carl Eschenbach and the Registrant dated December 20, 2022	10-K	001-35680	February 27, 2023	10.16	
10.12†	Offer Letter between Zane Rowe and Workday, Inc. dated May 23, 2023	8-K	001-35680	May 25, 2023	10.1	
10.13†	Separation and Transition Services Agreement between Barbara Larson and Workday, Inc. dated May 24, 2023	8-K	001-35680	May 25, 2023	10.2	
10.14†	Workday, Inc. Omnibus Bonus Plan	8-K	001-35680	March 3, 2023	10.1	
10.15†	2022 Equity Incentive Plan Global Notice of Performance Restricted Stock Unit Award for Carl Eschenbach	10-K	001-35680	February 27, 2023	10.17	
10.16	Restated and Amended Pleasanton Ground Lease by and between San Francisco Bay Area Rapid Transit District and CREA/Windstar Pleasanton, LLC and related assignment agreement dated January 30, 2014	10-K	001-35680	March 31, 2014	10.11	
10.17	Stock Restriction Agreement, by and among the Registrant, David A. Duffield and Aneel Bhusri	S-1/A	333-183640	October 1, 2012	10.11	
10.18	Form of Convertible Bond Hedge Confirmation (2022)	8-K	001-35680	September 15, 2017	99.1	
10.19	Form of Warrant Confirmation (2022)	8-K	001-35680	September 15, 2017	99.2	
10.20	Form of Additional Convertible Bond Hedge Confirmation (2022)	8-K	001-35680	September 15, 2017	99.3	
10.21	Form of Additional Warrant Confirmation (2022)	8-K	001-35680	September 15, 2017	99.4	
10.22	Credit Agreement, dated as of April 6, 2022, among Workday, certain subsidiaries of Workday, Bank of America, N.A., Wells Fargo Bank, National Association, and the other L/C Issuers and Lenders party thereto	8-K	001-35680	April 7, 2022	10.1	
21.1	List of Subsidiaries of the Registrant					X
23.1	Consent of Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K)					X
31.1	Certification of Periodic Report by Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Periodic Report by Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002					X

32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
32.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
97	Compensation Recovery Policy	X
101.INS	XBRL Instance Document - Instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	X
101.SCH	Inline XBRL Taxonomy Extension Schema Document	X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	X

†   Indicates a management contract or compensatory plan.

*   These exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the SEC and are not incorporated by reference in any filing of Workday, Inc. under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California, on this 8th day of March, 2024.

WORKDAY, INC.

/s/ Zane Rowe

Zane Rowe
Chief Financial Officer (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Zane Rowe or Richard H. Sauer, or any of them, his or her attorneys-in-fact, for such person in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorneys-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Carl M. Eschenbach **Carl M. Eschenbach**	Chief Executive Officer *(Principal Executive Officer)*	March 8, 2024
/s/ Zane Rowe **Zane Rowe**	Chief Financial Officer *(Principal Financial and Accounting Officer)*	March 8, 2024
/s/ Aneel Bhusri **Aneel Bhusri**	Director	March 8, 2024
/s/ Thomas F. Bogan **Thomas F. Bogan**	Director	March 8, 2024
/s/ Ann-Marie Campbell **Ann-Marie Campbell**	Director	March 8, 2024
/s/ Christa Davies **Christa Davies**	Director	March 8, 2024
/s/ Lynne M. Doughtie **Lynne M. Doughtie**	Director	March 8, 2024
/s/ Wayne A.I. Frederick, M.D. **Wayne A.I. Frederick, M.D.**	Director	March 8, 2024
/s/ Mark J. Hawkins **Mark J. Hawkins**	Director	March 8, 2024
/s/ Michael M. McNamara **Michael M. McNamara**	Director	March 8, 2024
/s/ George J. Still, Jr. **George J. Still, Jr.**	Director	March 8, 2024
/s/ Jerry Yang **Jerry Yang**	Director	March 8, 2024

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